This is a confidential draft submission to the U.S. Securities and Exchange Commission on March 19, 2021

and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOOD WORKS ACQUISITION CORP.*

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7374	85-1614529
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4265 San Felipe, Suite 603

Houston, Texas 77027

(713) 468-2717

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cary Grossman, President

4265 San Felipe, Suite 603

Houston, Texas 77027

(713) 468-2717

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ralph V. De Martino Nick Tipsord Cavas Pavri Schiff Hardin LLP 901 K Street, NW # 700 Washington, DC 20001 _+1-202-724-6848	David Stewart Ryan Maierson Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44-20-7710-3098

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d)  (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(4)	Proposed maximum offering price per security	Proposed maximum aggregate offering price(1)	Amount of registration fee
New Cipher Common Stock(1)	200,000,000	$ (5)	$	$ (8)
New Cipher Common Stock(2)	8,614,000	$ (6)	$	$ (8)
Warrants to purchase New Cipher Common Stock(3)	8,614,000	$ (7)	$	$ (8)
Total				$ (8)

(1)

The number of shares of common stock of New Cipher (as defined below) being registered represents 200,000,000 shares of common stock of New Cipher (the “New Cipher Common Stock”) that will be issued to the shareholder of Cipher Mining Technologies Inc., a Delaware corporation (“Cipher”) (“Cipher Stockholder”) in connection with the Business Combination as described in the proxy statement/prospectus forming part of this registration statement (the “proxy statement/prospectus”).

(2)

Represents shares of New Cipher Common Stock to be issued upon the exercise of (i) 8,500,000 warrants (“GWAC Public Warrants”) to purchase ordinary shares underlying units issued in GWAC’s initial public offering and (ii) 114,000 warrants (“GWAC Private Placement Warrants” and, together with the GWAC Public Warrants, the “GWAC Warrants”) to purchase ordinary shares underlying 228,000 of private placement units issued at $10.00 per unit in a private placement simultaneously with the closing of GWAC’s initial public offering (“GWAC Private Placement Units”) . The GWAC Warrants will convert into warrants to acquire shares of New Cipher Common Stock.

(3)	The number of warrants to acquire shares of New Cipher Common Stock being registered represents (i) 8,500,000 GWAC Public Warrants and (ii) 114,000 GWAC Private Placement Warrants.
(4)

Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(5)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the ordinary shares of Good Works Acquisition Corp., a Delaware corporation (“GWAC”) on the Nasdaq Capital Market on             , 2021 ($             per ordinary share). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(6)	Represents the exercise price of the warrants.
(7)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the GWAC Public Warrants on the Nasdaq Capital Market on             , 2021 ($             per warrant). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(8)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by .
*

All securities being registered will be issued by GWAC, the continuing entity following the Business Combination, which will be renamed Cipher Mining Inc. following the Effective Time. As used herein, “New Cipher” refers to GWAC after giving effect to the Business Combination.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED MARCH 19, 2021

PROXY STATEMENT FOR

SPECIAL MEETING OF STOCKHOLDERS OF

GOOD WORKS ACQUISITION CORP.

(A DELAWARE CORPORATION)

PROSPECTUS FOR 208,614,000 SHARES OF COMMON STOCK OF GOOD WORKS ACQUISITION CORP. WHICH WILL BE RENAMED “CIPHER MINING INC.”

The board of directors of Good Works Acquisition Corp., a Delaware corporation (“GWAC”, “we” or “our”), has unanimously approved (1) the merger of Currency Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of GWAC (“Merger Sub”), with and into Cipher Mining Technologies Inc. (“Cipher”), a Delaware corporation (the “Merger”), with Cipher surviving the Merger as a wholly owned subsidiary of GWAC (the time that the Merger becomes effective being referred to as the “Effective Time”), pursuant to the terms of the Agreement and Plan of Merger, dated as of March 4, 2021, by and among GWAC, Merger Sub and Cipher, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus and (2) the other transactions contemplated by the Merger Agreement and documents related thereto (collectively, the “Business Combination”). As used in this proxy statement/prospectus, “New Cipher” refers to GWAC after giving effect to the Business Combination.

As a result of, and upon the Closing (as defined in this proxy statement/prospectus), prior to the Effective Time among other things, and as more fully described elsewhere in this proxy statement/prospectus: (i) each issued and outstanding ordinary share, par value $0.001 per share (the “ordinary shares”), of GWAC will be converted, on a one-for-one basis, into duly authorized, validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of New Cipher (the “New Cipher Common Stock”); (ii) each issued and outstanding whole warrant to purchase ordinary shares of GWAC will automatically represent the right to purchase one share of New Cipher Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the GWAC Warrant Agreement (as defined in this proxy statement/prospectus); and (iii) the governing documents of GWAC will be amended and restated and will be the governing documents of New Cipher as described in this proxy statement/prospectus. Following the Effective Time, GWAC will change its name to “Cipher Mining Inc.”

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, the 500 shares of Cipher Common Stock (“Cipher Common Stock”) outstanding as of immediately prior to the Effective Time will be exchanged for 200,000,000 shares of New Cipher.

It is anticipated that, upon completion of the Business Combination, (i) the Cipher Stockholder (as defined in this proxy statement/prospectus), including through the Bitfury Private Placement (as defined below), will own, collectively, approximately 77.66% of the outstanding New Cipher Common Stock; (ii) GWAC’s public stockholders (other than the PIPE Investors) will retain an ownership interest of approximately 6.44% of the outstanding New Cipher Common Stock; (iii) the PIPE Investors (as defined below and, for the avoidance of doubt, excluding the Cipher Stockholder) will own approximately 14.2% of the outstanding New Cipher Common Stock; (iv) the Sponsor (and its affiliates) will own approximately 0.29% of the outstanding New Cipher Common Stock, and (v) the Private Placement Shareholders (as defined below) will own approximately 1.41% of the outstanding New Cipher Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest: (i) exclude the impact of the shares of GWAC’s underlying warrants, (ii) assume that no public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the trust account and (iii) assume the transaction expenses of the parties to the Merger Agreement of approximately $44 million. These indicative levels of ownership interest would amount to approximately 82.4%, 0.72%, 15.07%, 0.30% and 1.50%, respectively, assuming the maximum redemptions scenario, where 15.2 million of GWAC Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) in which case, GWAC will still have sufficient cash to satisfy the Available Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement.

This prospectus covers 208,614,000 shares of New Cipher Common Stock, which consists of (i) 200,000,000 shares of New Cipher Common Stock to be issued to the Cipher Stockholder in exchange for shares of Cipher Common Stock outstanding at Closing, based on the Exchange Ratio (as defined below) and (ii) 8,614,000 shares of New Cipher Common Stock issuable upon exercise of the GWAC Warrants. The number of shares of New Cipher Common Stock that this prospectus covers represents the maximum number of shares that may be issued to holders of shares, warrants and equity awards of Cipher in connection with the Business Combination, together with the shares issued or issuable to the existing shareholders and warrant holders of GWAC in connection with the Business Combination.

GWAC is, and New Cipher will be, an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. New Cipher may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

GWAC Common Stock and GWAC warrants are currently listed and traded on the Nasdaq Stock Market (the “Nasdaq”) under the symbols “GWAC” and “GWACW”, respectively. GWAC intends to apply for listing, effective at the time of the Closing, of New Cipher Common Stock and New Cipher Warrants on the Nasdaq under the symbols “CIFR” and “CIFRW”, respectively. This proxy statement/prospectus provides stockholders of GWAC with detailed information about the proposed Business Combination and other matters to be considered at the special meeting of GWAC. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk  Factors” beginning on page 41 of this proxy statement/prospectus.

New Cipher will be a “controlled company” under the Nasdaq Stock Market LLC listing rules, and may be exempt from certain corporate governance requirements, though it does not intend to rely on any such exemptions. See “Risk Factors—Additional Risks Relating to Ownership of New Cipher Common Stock Following the Business Combination—Upon completion of the Business Combination, New Cipher will be a “controlled company” within the meaning of Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                , 2021, and is first being mailed to GWAC’s stockholders on or about                , 2021.

GOOD WORKS ACQUISITION CORP.

4265 San Felipe, Suite 603

Houston, Texas 77027

Dear Good Works Acquisition Corp. Stockholders:

You are cordially invited to attend the special meeting of the stockholders (the “Special Meeting”) of Good Works Acquisition Corp., a Delaware Corporation (“GWAC”), at             , on             , 2021, or at such other time, on such other date and at such other place to which the meeting may be adjourned. In the interest of public health, and due to the impact of the coronavirus (“COVID-19”), we are also planning for the meeting to be held virtually over the Internet.

At the Special Meeting, GWAC’s shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Agreement and Plan of Merger, dated as of March 4, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Merger Sub and Cipher, a copy of which is attached to this proxy statement/prospectus as Annex A, including the transactions contemplated thereby.

As further described in this proxy statement/prospectus, subject to the terms and conditions of the Merger Agreement, on the Closing Date, prior to the Effective Time, Merger Sub will merge with and into Cipher (the “Merger”), with Cipher as the surviving company in the Merger and, after giving effect to such Merger, Cipher shall be a wholly-owned subsidiary of GWAC. In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each share of Cipher outstanding as of immediately prior to the Effective Time will be exchanged for 400,000 shares of common stock, par value $0.001 per share, of New Cipher (the “New Cipher Common Stock”).

In connection with the foregoing and concurrently with the execution of the Merger Agreement, GWAC entered into: (i) subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and GWAC has agreed to issue and sell to the PIPE Investors, an aggregate of 37,500,000 shares GWAC Common Stock at a purchase price of $10.00 per share for consideration comprising payments of cash of $375,000,000, on the terms and subject to the conditions set forth in the Subscription Agreements (the “PIPE Financing”), and (ii) a subscription agreement (the “Bitfury Subscription Agreement” and, together with the PIPE Subscription Agreements, the “Subscription Agreements”) with the Cipher Stockholder, pursuant to which the Cipher Stockholder agreed to subscribe for and purchase, and GWAC has agreed to issue and sell to the Cipher Stockholder, an aggregate of 5,000,000 shares GWAC Common Stock at a purchase price of $10.00 per share for benefit-in-kind commitment (such benefit-in-kind as may be provided from time to time) of $50,000,000, on the terms and subject to the conditions set forth in the Bitfury Subscription Agreement (the “Bitfury Private Placement”).

The shares of GWAC Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. GWAC has granted the PIPE Investors and the Cipher Stockholder certain registration rights in connection with the PIPE Financing and the Bitfury Private Placement. The PIPE Financing and the Bitfury Private Placement are contingent upon, among other things, the substantially concurrent Closing.

In addition to the Business Combination Proposal, you will also be asked to consider and vote upon (a) a proposal to approve and adopt the Proposed Certificate of Incorporation (as defined below), a copy of which is attached hereto as Annex B, and to consider and vote upon separate proposals to approve, on a non-binding advisory basis certain material differences between the Proposed Certificate of Incorporation and the Current Certificate of Incorporation, which is referred to herein as the “Charter Proposal,” (b) a proposal to approve and adopt the Incentive Award Plan, a copy of which is attached to the proxy statement/prospectus as Annex L, which is referred to herein as the “Incentive Plan Proposal,” (c) a proposal to elect the members to serve on the board of directors of the New Cipher, which is referred to as the “Director Election Proposal,” (d) a proposal to approve, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of GWAC Common Stock in connection with the Business Combination, the PIPE Financing and the Bitfury Private Placement, which is referred to herein as the “Nasdaq Proposal,” and (e) a proposal to adjourn the Special Meeting to a later date or dates to the extent necessary, which is referred to herein as the “Adjournment Proposal.”

The Business Combination will be consummated only if the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Nasdaq Proposal, (collectively, the “Condition Precedent Proposals”) are approved at the Special Meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety.

The Adjournment Proposal provides for a vote to adjourn the Special Meeting to a later date or dates, if necessary, (i) to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to GWAC’s shareholders or, if as of the time for which the Special Meeting is scheduled, there are insufficient GWAC ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (ii) in order to solicit additional proxies from GWAC’s shareholders in favor of one or more of the proposals at the Special Meeting.

Pursuant to the Current Bylaws (as defined below), a holder of GWAC’s public shares (a “public stockholder”) may request that GWAC redeem all or a portion of such public shares for cash if the Business Combination is consummated. In order to redeem public shares underlying units, holders of units must elect to separate their units into the underlying public shares and warrants prior to exercising redemption rights with respect to such public shares. Holders that hold their units in an account at a brokerage firm or bank must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, GWAC’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust Company in order to validly redeem its shares. Public stockholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Exchange Agent GWAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of GWAC’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, based on 17,000,000 shares subject to possible redemption as of             , 2021, this would have amounted to approximately $             per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “Special Meeting of GWAC’s Shareholders —Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 10% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 10% of the public shares, then any such shares in excess of that 10% limit would not be redeemed for cash.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

GWAC is providing the accompanying proxy statement/prospectus and accompanying proxy card to GWAC’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments of the Special Meeting. Information about the Special Meeting, the Business Combination and other related business to be considered by GWAC’s stockholders at the Special Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, all of GWAC’s stockholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 41 of the accompanying proxy statement/prospectus.

After careful consideration, the GWAC Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that stockholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, and “FOR” all other proposals presented to GWAC’s stockholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the GWAC Board, you should keep in mind that GWAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See “Proposal No. 1—Business Combination Proposal—Interests of GWAC’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a shareholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO GWAC’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of GWAC Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Fred Zeidman and Douglas Wurth Co-Chairmen of the GWAC Board

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated             , 2021 and is first being mailed to shareholders on or about             , 2021.

PRELIMINARY PROXY STATEMENT

SUBJECT TO COMPLETION, DATED MARCH 19; 2021

GOOD WORKS ACQUISITION CORP.

4265 San Felipe, Suite 603

Houston, Texas 77027

NOTICE OF

SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON             , 2021

TO THE STOCKHOLDERS OF GOOD WORKS ACQUISITION CORP.

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Good Works Acquisition Corp. (“GWAC”), a Delaware corporation, will be held at                           a.m. eastern time, on             , 2021, in virtual format (the “Special Meeting”). You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

1.

The Business Combination Proposal—To consider and adopt the Agreement and Plan of Merger, dated as of March 4, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Currency Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of GWAC (“Merger Sub”), and Cipher Mining Technologies Inc., a Delaware corporation (“Cipher”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, including the transactions contemplated thereby (Proposal No. 1);

2.

The Charter Proposal—to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed second amended and restated certificate of incorporation of GWAC (the “Proposed Certificate of Incorporation”), which will replace GWAC’s amended and restated certificate of incorporation, dated October 9, 2020 (the “Current Certificate of Incorporation”), and which will be in effect as of the Effective Time (we refer to such proposal as the “Charter Proposal”); and to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Certificate of Incorporation and the Current Certificate of Incorporation, which are being presented in accordance with the requirements of the SEC as six separate sub-proposals (we refer to such proposals as the “Advisory Charter Amendment Proposals”);

a.

Advisory Charter Amendment Proposal A – Under the Proposed Certificate of Incorporation, New Cipher will be authorized to issue 510,000,000 shares of GWAC capital stock, consisting of (i) 500,000,000 shares of common stock, par value $0.001 per share and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.001 per share, as opposed to the Current Certificate of Incorporation, which authorizes GWAC to issue 101,000,000 shares of capital stock, consisting of (a) 100,000,000 shares of common stock par value $0.001 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.001 per share;

b.

Advisory Charter Amendment Proposal B – Under the Proposed Certificate of Incorporation, in addition to any vote required by Delaware law, Part B of Article IV, Article V, Article VI, Article VII, Article VIII and Article IX of the Proposed Certificate of Incorporation may be amended only by the affirmative vote of the holders of at least two-thirds of the total voting power of the then outstanding shares of stock of New Cipher entitled to vote thereon, voting together as a single class;

c.

Advisory Charter Amendment Proposal C – Under the Proposed Certificate of Incorporation, directors can be removed only for cause and only by the affirmative vote of the holders of at least a two-thirds of the outstanding shares entitled to vote at an election of directors;

d.

Advisory Charter Amendment Proposal D – Under the Proposed Certificate of Incorporation, the New Cipher Board is expressly authorized to adopt, alter, amend or repeal the Bylaws in accordance with Delaware law; provided that, in addition to any vote required by Delaware law, the adoption, amendment or repeal of the Bylaws by New Cipher stockholders will require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of New Cipher entitled to vote generally in an election of directors;

e.

Advisory Charter Amendment Proposal E – to provide for certain additional changes, including, among other things, (i) changing the corporate name from “Good Works Acquisition Corp.” to “Cipher Mining Inc.”, and (ii) removing certain provisions related to GWAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the GWAC Board believes is necessary to adequately address the needs of GWAC after the Business Combination;

3.	The Incentive Plan Proposal—To consider and vote upon the Incentive Award Plan, a copy of which is attached to the proxy statement/prospectus as Annex L (Proposal No. 3);

4.

The Director Election Proposal—To consider and vote upon a proposal to elect the seven (7) individuals as directors to the New Cipher Board, effective immediately upon the Closing of the Business Combination, with each Class I director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following New Cipher’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death (Proposal No. 4);

5.

The Nasdaq Proposal—To consider and vote upon, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of GWAC Common Stock in connection with the Business Combination, the PIPE Financing and the Bitfury Private Placement (Proposal No. 5);

6.

The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal, and the Nasdaq Proposal, or if we determine that one or more of the closing conditions to Merger Agreement is not satisfied or waived (Proposal No. 6).

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of GWAC common stock at the close of business on              , 2021 (the “GWAC Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION ENTITLED “RISK FACTORS.”

Pursuant to the Current Certificate of Incorporation, GWAC will provide holders of GWAC’s public shares (a “public shares”) with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in GWAC’s trust account, which holds the proceeds of the GWAC IPO (as defined herein), as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the trust account and not previously released to GWAC to pay its taxes). For illustrative purposes, based on 17,000,000 shares subject to possible redemption as of             , 2021, this would have amounted to approximately $             per issued and outstanding public share, excluding additional interest earned on the funds held in the trust account and not previously released to GWAC to pay taxes. Public stockholders (as defined herein) may elect to redeem their shares even if they vote for the Business Combination Proposal. A holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 10% of the public shares without the consent of GWAC. Accordingly, all public shares in excess of 10% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of GWAC. I-B Good Works, LLC, Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital, Inc., Polar Asset Management Partners Inc. (collectively, the “Named Sponsors”) and GWAC’s directors and officers have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of common stock they may hold. Collectively, the Named Sponsors and the GWAC directors and officers own 13.5% of GWAC’s issued and outstanding common stock. The Named Sponsors and GWAC’s directors and officers have agreed to vote any shares of common stock owned by them in favor of each of the proposals presented at the Special Meeting.

After careful consideration, GWAC Board has determined that the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal are fair to and in the best interests of GWAC and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, and “FOR” the Adjournment Proposal, if presented.

Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Nasdaq Proposal. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote. The proxy statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Special Meeting. Please review the proxy statement/prospectus carefully.

All GWAC’s shareholders are cordially invited to attend the Special Meeting in virtual format. GWAC’s shareholders may attend, vote and examine the list of GWAC’s shareholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/             and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the coronavirus (“COVID-19”) pandemic, the Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

A complete list of GWAC’s shareholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of GWAC for inspection by stockholders during business hours for any purpose germane to the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the GWAC Board GOOD WORKS ACQUISITION CORP.

/s/ Fred Zeidman
Fred Zeidman,
Chief Executive Officer and Co-Chairman

            , 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE GWAC REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO GWAC’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANKS OR BROKERS TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF GWAC’S SHAREHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

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Annexes

Annex A—Agreement and Plan of Merger

Annex B—Proposed Certificate of Incorporation

Annex C—Proposed Bylaws

Annex D—GWAC Support Agreement

Annex E—Company Support Agreement

Annex F—Form of PIPE Subscription Agreement

Annex G—Bitfury Subscription Agreement

Annex H—Form of Registration Rights Agreement

Annex I—Form of Master Services and Supply Agreement

Annex J—Stockholder Restrictive Covenant Agreement

Annex K—Bitfury Restrictive Covenant Agreement

Annex L— Form of Incentive Award Plan

Annex M—Form of Letter of Transmittal

Annex N—Form of Company Lock-Up Agreement

Annex O—Form of Sponsor Lock-Up Agreement

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MARKET, INDUSTRY AND OTHER DATA

This proxy statement/prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete.

Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

TRADEMARKS

This proxy statement/prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by any other companies. Solely for convenience, our trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

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FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

“Anchor Investors” are to Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital Inc., and Polar Asset Management Partners Inc.;

“Available Closing GWAC Cash” are to without duplication, an amount equal to (a) the funds contained in the GWAC’s trust account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of GWAC; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of GWAC Common Stock (to the extent not already paid); plus (d) the PIPE Investment Amount; minus (e) any unpaid GWAC transaction expenses;

“Bitfury” are to Bitfury Holding B.V., an affiliate of Cipher prior to Closing;

“Bitfury Restrictive Covenant Agreement” are to that certain restrictive covenant agreement, dated as of March 4, 2021, by and among Bitfury and GWAC, attached to this proxy statement/prospectus as Annex K;

“Bitfury Private Placement” are to the private placement pursuant to which GWAC entered into the Bitfury Subscription Agreement (containing commitments to funding that are subject only to conditions that generally align with the conditions set forth in the Merger Agreement) with the Cipher Stockholder whereby the Cipher Stockholder agreed to purchase an aggregate of 5,000,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate benefit-in-kind commitment of $50,000,000;

“Bitfury Subscription Agreement” are to that certain subscription agreement, dated as of March 4, 2021, by and among the Cipher Stockholder and GWAC, attached to this proxy statement/prospectus as Annex G;

“Business Combination” are to the Merger and other transactions contemplated by the Merger Agreement, collectively, including the PIPE Investment and the Bitfury Private Placement;

“Cash and Cash Equivalents” are to the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts;

“Cipher” are to Cipher Mining Technologies Inc., a Delaware corporation;

“Cipher’s Bylaws” are to Cipher’s bylaws in effect as of the date of this proxy statement/prospectus;

“Cipher Cancelled Shares” are to each share of Cipher Common Stock issued and outstanding immediately prior to the Effective Time that is held by Cipher in treasury and that shall no longer be outstanding and shall be automatically canceled and shall cease to exist;

“Cipher Common Stock” are to the shares of common stock, par value $0.001 per share, of Cipher;

“Cipher Stockholder” are to Bitfury Top HoldCo B.V., the holder of 100% of the shares of Cipher Common Stock prior to the Business Combination;

“Closing” are to the closing of the Business Combination;

“Closing Date” are to the date that is in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described under the section entitled

“Code” are to the Internal Revenue Code of 1986, as amended;

“Company Support Agreement” are to that certain support agreement, dated as of March 4, 2021, by and among GWAC, Cipher and the Cipher Stockholder, which is attached to this proxy statement/prospectus as Annex E;

“completion window” are to the period following the completion of the GWAC IPO at the end of which, if GWAC has not completed an initial Business Combination, it will redeem 100% of the public shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (net of permitted withdrawals and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, subject to applicable law and certain conditions. The completion window ends on July 22, 2022.

“Condition Precedent Proposals” are to the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Nasdaq Proposal;

“COVID-19” are to the novel coronavirus, SARS-CoV-2 or COVID-19 or any mutation of the same, including any resulting epidemics, pandemics, disease outbreaks or public health emergencies;

“COVID-19 Measures” are to any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES);

“Current Bylaws” are to GWAC’s bylaws in effect as of the date of this proxy statement/prospectus;

“Current Certificate of Incorporation” are to GWAC’s amended and restated certificate of incorporation in effect as of the date of this proxy statement/prospectus;

“DGCL” are to the Delaware General Corporation Law, as amended;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Exchange Agent” are to Continental Stock Transfer & Trust Company;

“Exchange Ratio” are to the ratio of 400,000 shares of New Cipher Common Stock for each 1 share of Cipher Common Stock;

“Effective Time” are to the effective time of the Merger;

“GWAC” are to Good Works Acquisition Corp., a Delaware corporation;

“GWAC Common Stock” are to, prior to consummation of the Transactions, GWAC’s common stock, par value

$0.001 per share and, following consummation of the Transactions, to the common stock, par value $0.001 per share, of New Cipher;

“GWAC Founder Shares” are to the 4,478,000 shares of GWAC Common Stock held by the Sponsor, GWAC Sponsor 2, LLC, the Anchor Investors, GWAC’s officers and directors, and certain other GWAC stockholders

(collectively, the “Founders”);

“GWAC IPO” are to the initial public offering by GWAC which closed on October 19, 2020;

“GWAC Letter Agreement” are to that certain letter agreement, dated as of October 19, 2020, by and among GWAC, the Sponsor, GW Sponsor 2, LLC and certain directors and officers of GWAC, pursuant to which the parties thereto agreed to vote any shares of GWAC held by them in favor of the Business Combination and to not redeem any such shares of GWAC Common Stock in connection with approval of the Business Combination;

“GWAC Private Placement Shares” are to the 228,000 private placement shares of GWAC underlying 228,000 of GWAC Private Placement Units;

“GWAC Private Placement Units” are to the 228,000 units that were issued in a private placement at a price of $10.00 per unit to certain funds and accounts managed by the Anchor Investors, simultaneously with the closing of the GWAC IPO; each unit consists of one GWAC Private Placement Share and one-half of one GWAC warrant;

“GWAC Private Placement Warrants” means the 114,000 private placement warrants outstanding as of the date of this proxy statement/prospectus to purchase ordinary shares underlying 228,000 of GWAC Private Placement Units that were issued at $10.00 per unit in a private placement as part of the GWAC IPO. The GWAC Private Placement Warrants are substantially identical to the public warrants sold as part of the units in the GWAC IPO, subject to certain limited exceptions;

“GWAC Public Warrants” are to the currently outstanding 8,500,000 redeemable warrants to purchase ordinary shares of GWAC that were issued by GWAC in GWAC IPO;

“GWAC Support Agreement” are to that certain support agreement, dated as of March 4, 2021, by and among GWAC, the Sponsor and Cipher, attached to this proxy statement/prospectus as Annex D;

“GWAC Warrant Agreement” means the warrant agreement, dated October 19, 2020, between GWAC and Continental Stock Transfer & Trust Company, as warrant agent, which sets forth the expiration and exercise price of and procedure for exercising the GWAC Warrants;

“GWAC Warrants” are to the GWAC Public Warrants and the GWAC Private Placement Warrants;

“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“Incentive Award Plan” are to the New Cipher’s incentive award plan attached to this proxy statement/prospectus as Annex L;

“Letter of Transmittal” are to a letter of transmittal substantially in the form attached to this proxy statement/prospectus as Annex M, which shall, promptly following the Effective Time, be send to each record holder of a Cipher Common Stock as outlined in the Merger Agreement;

“Master Services and Supply Agreement” are to the master services and supply agreement to be entered into at Closing by Cipher and Bitfury, a form of which is attached to this proxy statement/prospectus as Annex I;

“Merger” are to the merger of Merger Sub with and into Cipher pursuant to the Merger Agreement, with Cipher as the surviving company in the Merger and, after giving effect to such Merger, Cipher becoming a wholly-owned subsidiary of GWAC;

“Merger Agreement” are to that certain Agreement and Plan of Merger, dated as of March 4, 2021, by and among GWAC, Cipher and Merger Sub, attached to this proxy statement/prospectus as Annex A;

“Merger Consideration” are to each share of Cipher Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cipher Cancelled Shares, shall be converted into the right to receive four hundred thousand (400,000) shares of duly authorized, validly issued, fully paid and nonassessable New Cipher Common Stock (deemed to have a value of ten dollars ($10.00) per share);

“Merger Sub” are to Currency Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of GWAC;

“Named Sponsors” are to I-B Good Works, LLC, Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital, Inc. and Polar Asset Management Partners Inc.

“New Cipher” means GWAC after giving effect to the Business Combination, and its name change from GWAC Acquisition Corp. to Cipher Mining Inc.;

“New Cipher Board” means the board of directors of New Cipher;

“New Cipher Common Stock” are to the share of common stock, par value $0.001 per share, of New Cipher;

“New Cipher Warrants” are to the warrants of New Cipher;

“PIPE Investment” are to the private placement pursuant to which GWAC entered into the PIPE Subscription Agreements (containing commitments to funding that are subject only to conditions that generally align with the conditions set forth in the Merger Agreement) with certain investors whereby such investors have agreed to purchase an aggregate of 37,500,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $375,000,000;

“PIPE Investment Amount” is to a consideration in an aggregate value equal to four hundred and twenty-five million dollars ($425,000,000), comprising payments of cash and a benefit-in-kind commitment (such benefit-in-kind as may be provided from time to time), contemplated by the PIPE Investment and the Bitfury Private Placement;

“PIPE Investors” are to the investors who agreed to participate in the PIPE Investment and entered into the PIPE Subscription Agreements;

“PIPE Subscription Agreements” are to the subscription agreements entered into by and between GWAC and each of the PIPE Investors in connection with the PIPE Investment, a form of which is attached to this proxy statement/prospectus as Annex F;

“Private Placement Shareholders” are to the holders of the GWAC Private Placement Shares;

“Proposals” are to the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal;

“Proposed Bylaws” are to the proposed bylaws of New Cipher, attached to this proxy statement/prospectus as Annex C;

“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Cipher attached to this proxy statement/prospectus as Annex B;

“Proposed Governing Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws

“public shares” are to shares of GWAC Common Stock sold as part of the units in the GWAC IPO (whether they were purchased in the GWAC IPO or thereafter in the open market);

“public stockholders” are to the holders of public shares, including the Sponsor and GWAC’s officers and directors to the extent the Sponsor and GWAC’s officers or directors purchase public shares, provided that each of their status as a “public stockholder” shall only exist with respect to such public shares;

“public shares” means the currently outstanding 17,000,000 shares of GWAC common stock, whether acquired in GWAC’s initial public offering or acquired in the secondary market;

“Registration Rights Agreement” are to that certain registration rights agreement, to be entered into at Closing by and among GWAC, Cipher, the Sponsor and the Cipher Stockholder, a form of which is attached to this proxy statement/prospectus as Annex H;

“SEC” are to the United States Securities and Exchange Commission;

“Special Meeting” are to a special meeting of the holders of GWAC Common Stock to be held for the purpose of approving the Proposals;

“Sponsor” are to I-B Goodworks LLC, a Delaware limited liability company;

“Stockholder Restrictive Covenant Agreement” are to that certain restrictive covenant agreement, dated as of March 4, 2021, by and among the Cipher Stockholder and GWAC, attached to this proxy statement/prospectus as Annex J;

“Transaction Agreements” are to the Merger Agreement, the GWAC Support Agreement, the Company Support Agreement, the Registration Rights Agreement, the PIPE Subscription Agreements, each Letter of Transmittal, the Proposed Certificate of Incorporation, the Proposed Bylaws, and all the other agreements, documents, instruments and certificates entered into in connection herewith and/or therewith and any and all exhibits and schedules thereto;

“Transactions” are to, collectively, the Business Combination and the other transactions contemplated by the Merger Agreement;

“Treasury Regulations” are to the regulations promulgated under the Code;

“Trust Account” are to the trust account of GWAC that holds the proceeds from the GWAC IPO, governed by the Trust Agreement; and

“Trust Agreement” are to the investment management trust agreement, dated October 19, 2020, by and between GWAC and Continental Stock Transfer & Trust Company, as trustee, entered into in connection with the GWAC IPO.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes statements that express GWAC’s and Cipher’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the Transactions, the benefits of the Transactions, including results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which Cipher operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting GWAC and Cipher.

Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	GWAC’s ability to complete the Business Combination or, if GWAC does not consummate such Business Combination, any other initial Business Combination;

•	satisfaction or waiver (if applicable) of the conditions to the Transactions, including, among other things:

•

the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and other Transactions by the respective shareholders of GWAC and Cipher, (ii) the applicable waiting period under the HSR Act relating to the Merger Agreement having expired or been terminated, (iii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iv) receipt of approval for listing on the Nasdaq the shares of New Cipher Common Stock to be issued in connection with the Transactions, (v) that GWAC have at least $5,000,001 of net tangible assets upon the Closing and (vi) the absence of any injunctions; and

•	there being at least $400.0 million of Available Closing GWAC Cash;

•	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability to maintain the listing of New Cipher Common Stock and warrants on the Nasdaq following the Business Combination;

•	our public securities’ potential liquidity and trading;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•	GWAC’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with GWAC’s business or in approving the Business Combination;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance; and

•	factors relating to the business, operations and financial performance of Cipher, including:

•	Cipher’s expected operational rollout in the initial buildout phase and second phase, in particular the ability to build out the necessary initial sites in Texas and Ohio;

•

Cipher’s commercial partnerships and supply agreements, including the ability of Cipher and commercial counterparties to enter into definitive agreements, including the long-term power arrangements, on a timely basis or at all;

•	the uncertainty of the projected financial information with respect to Cipher;

•	the effects of competition and regulation on Cipher’s future business;

•	the effects of price fluctuations in the wholesale and retail power markets;

•	the effects of global economic, business or political conditions, such as the global COVID-19 pandemic and the disruption caused by various countermeasures to reduce its spread;

•	the value and volatility of Bitcoin and other cryptocurrencies; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus are based on GWAC’s and Cipher’s current expectations and beliefs concerning future developments and their potential effects on the Transactions and Cipher. There can be no assurance that future developments affecting GWAC or Cipher will be those that GWAC or Cipher has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either GWAC’s or Cipher’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. GWAC and Cipher undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any GWAC stockholder grants its proxy or instructs how its vote should be cast or votes on the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Director Election Proposal and the Adjournment Proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect GWAC and Cipher.

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, see “Frequently Used Terms.”

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Good Works Acquisition Corp., a Delaware corporation, which we refer to as “GWAC,” “we,” “us,” or “our,” is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses.

•

On October 22, 2020, GWAC consummated the GWAC IPO of 15,000,000 units, including 2,250,000 units under the underwriters’ over-allotment option, with each unit consisting of one share of GWAC Common Stock and one-half of one warrant, each whole warrant to purchase one share of GWAC Common Stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $150,000,000. Simultaneously with the consummation of the initial public offering, GWAC consummated the private placement of 228,000 units at a price of $10.00 per unit, generating total proceeds of $2,280,000. Transaction costs amounted to $870,120 consisting of $450,000 in underwriting discounts and commissions and $420,120 for other costs and expenses.

•

Following the consummation of the GWAC IPO, $170,000,000 was deposited into a U.S.-based trust account Continental Stock Transfer & Trust Company, acting as trustee. Except as described in the prospectus for the GWAC IPO, these proceeds will not be released until the earlier of the completion of an initial Business Combination and GWAC’s redemption of 100% of the outstanding public shares upon its failure to consummate a Business Combination within the completion window.

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Cipher Mining Technologies Inc., a Delaware corporation, which we refer to as “Cipher”, is an emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States; specifically, by developing and growing a cryptocurrency mining business in the United States, specializing in Bitcoin.

•

On March 4, 2021, GWAC entered into an Agreement and Plan of Merger with Merger Sub and Cipher, which among other things, provides for Merger Sub to be merged with and into Cipher with Cipher being the surviving company and a wholly owned subsidiary of GWAC.

•	Subject to the terms of the Merger Agreement, the aggregate merger consideration payable to holders of Cipher Common Stock will be equal to the Merger Consideration.

•

Pursuant to the PIPE Investment, GWAC has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to buy from GWAC 37,500,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $375,000,000.

•

Pursuant to the Bitfury Subscription Agreement, GWAC has agreed to issue and sell to the Cipher Stockholder, and the Cipher Stockholder has agreed to buy from GWAC 5,000,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate benefit-in-kind commitment of $50,000,000.

•

It is anticipated that, upon completion of the Business Combination, (i) the Cipher Stockholder, including through the Bitfury Private Placement, will own, collectively, approximately 77.66% of the outstanding New Cipher Common Stock; (ii) GWAC’s public stockholders (other than the PIPE Investors) will retain an ownership interest of approximately 6.44% of the outstanding New Cipher Common Stock; (iii) the PIPE Investors (for the avoidance of doubt, excluding the Cipher Stockholder) will own approximately 14.2% of the outstanding New Cipher Common Stock; (iv) the Sponsor (and its affiliates) will own approximately 0.29% of the outstanding New Cipher Common Stock, and (v) the Private Placement Shareholders will own approximately 1.41% of the outstanding New Cipher Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest: (i) exclude the impact of the shares of GWAC’s underlying warrants, (ii) assume that no public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the trust account and (iii) assume the transaction expenses of the parties to the Merger Agreement of approximately $44 million. These indicative levels of ownership interest would amount to approximately 82.43%, 0.720%, 15.0718%, 0.301% and 1.500.51%, respectively, assuming the maximum redemptions scenario, where 15.2 million of GWAC Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) in which case, GWAC will still have sufficient cash to satisfy the Available Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement.

•

GWAC management and the GWAC Board considered various factors in determining whether to approve the Merger Agreement and the Transactions. For more information about the reasons that the GWAC Board considered in determining its recommendation, see “Proposal No.1—The Business Combination Proposal—The GWAC Board’s Reasons for the Business Combination.” When you consider the GWAC Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of GWAC’s shareholders generally. The GWAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the GWAC’s shareholders that they vote “FOR” the proposals presented at the Special Meeting.

•	At the Special Meeting, GWAC’s stockholders will be asked to consider and vote on the following proposals:

•

a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1—The Business Combination Proposal”;

•

a proposal to approve and adopt the Proposed Certificate of Incorporation to replace the Current Certificate of Incorporation and to vote on separate proposals to approve, on a non-binding advisory basis, certain material differences between the Proposed Certificate of Incorporation and the Current Certificate of Incorporation. Please see the section entitled “Proposal No. 2—The Charter Proposal”;

•	a proposal to approve the Incentive Award Plan. Please see the section entitled “Proposal No. 3— The Incentive Plan Proposal”;

•

a proposal to elect the seven (7) individuals as directors to the New Cipher Board, effective immediately upon the Closing of the Business Combination, with each Class I director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following New Cipher’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. Please see the section entitled “Proposal No. 4—The Director Election Proposal”;

•

a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of GWAC’s issued and outstanding shares of GWAC Common Stock in connection with the Business Combination, including, without limitation, the

PIPE Investment and the Bitfury Private Placement. Please see the section entitled “Proposal No. 5—The Nasdaq Proposal”; and

•

a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. Please see the section entitled “Proposal No. 6—The Adjournment Proposal.”

•

Upon consummation of the Transactions, the GWAC Board anticipates each Class I director having a term that expires immediately following GWAC’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following ’s GWAC’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following GWAC’s annual meeting of stockholders in             , or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. Please see the sections entitled “Proposal No. 4—The Director Election Proposal” and “Management of New Cipher Following the Business Combination” for additional information.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Business Combination, the Special Meeting and the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to GWAC’s stockholders. You are urged to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Special Meeting.

Questions and Answers about the Business Combination

Q:	What is the Business Combination?

A:

GWAC, Merger Sub, a wholly owned subsidiary of GWAC, and Cipher have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Cipher, with Cipher surviving the merger as a wholly owned subsidiary of GWAC.

GWAC will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Merger Agreement and you are receiving this proxy statement/prospectus in connection with such meeting. In addition, a copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read carefully this proxy statement//prospectus, including the Annexes and the other documents referred to herein, in their entirety.

Q:	Why am I receiving this proxy statement/prospectus?

A:

GWAC is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of GWAC Common Stock with respect to the matters to be considered at the Special Meeting.

GWAC and Cipher have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and GWAC encourages its stockholders to read it in its entirety. GWAC’s shareholders are being asked to consider and vote upon a proposal to approve the adoption of the Merger Agreement and approve the Transactions, which, among other things, include provisions for Merger Sub to be merged with and into Cipher with Cipher being the surviving corporation as a wholly owned subsidiary of GWAC. See “Proposal No. 1—The Business Combination Proposal.”

The Business Combination cannot be completed unless GWAC’s stockholders approve (a) a proposal to approve and adopt the Proposed Certificate of Incorporation, a copy of which is attached hereto as Annex B, which is referred to herein as the “Charter Proposal,” (b) a proposal to approve, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of GWAC Common Stock in connection with the Business Combination and the PIPE Financing, which is referred to herein as the “Nasdaq Proposal,” (c) a proposal to approve and adopt the Incentive Award Plan, a copy of which is attached to the proxy statement/prospectus as Annex L, which is referred to herein as the “Incentive Plan Proposal,” and (d) a proposal to elect the members to serve on the board of directors, which is referred to as the “Director Election Proposal”, set forth in this proxy statement/prospectus for their approval. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of GWAC and a prospectus of GWAC. It is a proxy statement because the GWAC Board is soliciting proxies using this proxy statement/prospectus from its stockholders. It is a prospectus because GWAC, in connection with the Business Combination, is offering shares of GWAC Common Stock in exchange for the outstanding shares of Cipher common stock. See “Proposal No. 1—The Business Combination Proposal—The Merger Agreement—Merger Consideration”.

Q:	What will Cipher Stockholder receive in the Business Combination?

A:

If the Business Combination is completed, each share of Cipher Common Stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Cipher as treasury stock) will be converted into the right to receive 400,000 shares of New Cipher Common Stock (deemed to have a value of $10 per share). Based on the number of shares of Cipher Common Stock outstanding, the total number of shares of GWAC Common Stock expected to be issued in connection with the Business Combination is approximately 200,000,000.

Q:	When do you expect the Business Combination to be completed?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for             , 2021; however, such meeting could be adjourned, as described herein. Neither GWAC nor Cipher can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. GWAC must first obtain the approval of its stockholders for certain of the proposals set forth in this proxy statement/prospectus for their approval, and satisfy other closing conditions.

Q:	What happens if the Business Combination is not completed?

A:

If the Business Combination is not completed, Cipher stockholders will not receive any consideration for their shares of Cipher capital stock. Instead, Cipher will remain an independent company. See “Risk Factors”.

Q:	What equity stake will current GWAC’s shareholders and current Cipher Stockholder hold in the combined company immediately after consummation of the Business Combination?

A:

Immediately after the Closing, assuming no holder of Public Shares exercises its redemption rights, (i) the Cipher Stockholder, including through the Bitfury Private Placement, will own, collectively, approximately 77.66% of the outstanding New Cipher Common Stock; (ii) GWAC’s public stockholders (other than the PIPE Investors) will retain an ownership interest of approximately 6.44% of the outstanding New Cipher Common Stock; (iii) the PIPE Investors (for the avoidance of doubt, excluding the Cipher Stockholder) will own approximately 14.2% of the outstanding New Cipher Common Stock; (iv) the Sponsor (and its affiliates) will own approximately 0.29% of the outstanding New Cipher Common Stock, and (v) the Private Placement Shareholders will own approximately 1.41% of the outstanding New Cipher Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest would amount to approximately 82.43%, 0.720%, 15.0718%, 0.301% and 1.500.51%, respectively, assuming the maximum redemptions scenario, where 15.2 million of GWAC Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) in which case, GWAC will still have sufficient cash to satisfy the Available Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement.

Q:	What interests do GWAC’s current officers and directors have in the Business Combination?

A:

Certain of GWAC’s executive officers and certain non-employee directors may have interests in the Business Combination that are different from, or in addition to or in conflict with, the interest of GWAC’s stockholders generally. These interests include the continued service of certain directors of GWAC as directors of the combined company and the indemnification of former GWAC directors and officers by the combined company.

In addition, certain of GWAC’s current executive officers and directors have financial interests in the Business Combination that are different from, or in addition to, the interests of GWAC’s stockholders, other than GWAC’s initial stockholders. With respect to GWAC’s executive officers and directors, these interests include, among other things:

•

GWAC’s amended and restated articles of incorporation provide that if a definitive agreement to consummate a Business Combination has been executed but no Business Combination is consummated by July 22, 2022 (or such later date as may be approved by GWAC’s shareholders), GWAC is required to begin the dissolution process provided for in GWAC’s amended and restated articles of incorporation. In the event of a dissolution,

•

the 4,478,000 GWAC Founder Shares that were purchased by Sponsor and GWAC’s officer and directors prior to GWAC’s initial public offering for a purchase price of approximately $0.006 per share would become worthless, as the holders have waived any right to receive liquidation distributions with respect to these shares. Such shares had an aggregate market value of approximately $             million, based upon the closing price of $             of the GWAC common stock on Nasdaq on             , 2021, the GWAC record date;

•

The GWAC Founder’s Shares purchased by GW Sponsor 2, LLC prior to GWAC’s initial public offering for a purchase price of approximately $0.29 per share would become worthless, as the holders have waived any right to receive liquidation distributions with respect to these shares. Such shares had an aggregate market value of approximately $             million, based upon the closing price of $             of the GWAC common stock on Nasdaq on             , 2021, the GWAC record date; and

•

The Private Units, which were purchased by the Anchor Investors prior to GWAC’s initial public offering for a purchase price of $10.00 per Private Unit would become worthless, as the holders have waived any right to receive liquidation distributions with respect to these share included in the Private Units and the warrants included in the Private Units would expire and become worthless. Such Private Units had an aggregate value of approximately $             million, based on the closing price of the GWAC warrants of $             on Nasdaq on             , 2021, the GWAC record date.

•

The Merger Agreement provides that Cary Grossman will be a director of the combined company after the closing of the Business Combination (assuming he is elected at the Special Meeting as described in this proxy statement/prospectus). As such, in the future each will receive any cash fees, stock options or stock awards that the combined company’s board of directors determines to pay to its non-executive directors.

The members of GWAC Board were aware of and considered the interests summarized above, among other matters, in evaluating and negotiating the Merger Agreement and the Business Combination and in recommending to GWAC’s shareholders, that the Merger Agreement be approved and adopted. These interests are described in more detail in the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of the Sponsor and GWAC’s Directors and Officers in the Business Combination”. You should be aware of these interests when you consider GWAC Board recommendation that you vote in favor of the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby.

Questions and Answers about GWAC’s Special Stockholder Meeting

Q:	When and where is the Special Meeting?

A:

The Special Meeting will be held at              central time, on             , 2021, in virtual format. GWAC’s shareholders may attend, vote and examine the list of GWAC’s shareholders entitled to vote at the Special Meeting by visiting              and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the COVID-19 pandemic, the Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:	What am I being asked to vote on and why is this approval necessary?

A:	The stockholders of GWAC are being asked to vote on the following:

1.

a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1—The Business Combination Proposal”;

2.

a proposal to approve and adopt the Proposed Certificate of Incorporation to replace the Current Certificate of Incorporation and to vote on separate proposals to approve, on a non-binding advisory basis, certain material differences between the Proposed Certificate of Incorporation and the Current Certificate of Incorporation. Please see the section entitled “Proposal No. 2—The Charter Proposal”;

3.	a proposal to approve the Incentive Award Plan. Please see the section entitled “Proposal No. 3— The Incentive Plan Proposal”;

4.

a proposal to elect the seven (7) individuals as directors to the New Cipher Board, effective immediately upon the Closing of the Business Combination, with each Class I director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following New Cipher’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death . Please see the section entitled “Proposal No. 4—The Director Election Proposal”;

5.

a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of GWAC’s issued and outstanding shares of GWAC Common Stock in connection with the Business Combination, including, without limitation, the PIPE Investment and the Bitfury Private Placement. Please see the section entitled “Proposal No. 5—The Nasdaq Proposal”; and

6.

a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. Please see the section entitled “Proposal No. 6—The Adjournment Proposal.”

GWAC will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.

Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Nasdaq Proposal, subject to the terms of the Merger Agreement. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.

The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	I am a GWAC warrant holder. Why am I receiving this proxy statement/prospectus?

A:

Upon consummation of the Business Combination, the GWAC warrants shall, by their terms, entitle the holders to purchase GWAC Common Stock at a purchase price of $11.50 per share beginning 30 days after the consummation of the Business Combination. This proxy statement/prospectus includes important information about Cipher and the business of Cipher following consummation of the Business Combination. As holders of GWAC warrants will be entitled to purchase GWAC Common Stock upon consummation of the Business Combination, GWAC urges you to read the information contained in this proxy statement/prospectus carefully.

Q:	What will happen to GWAC’s securities upon consummation of the Business Combination?

A:

GWAC’s Common Stock and warrants are currently listed on Nasdaq under the symbols GWAC and GWACW, respectively. Upon consummation of the Business Combination, GWAC will have one class of common stock which will be listed on Nasdaq under the symbol “CIFR”, and its warrants will be listed on Nasdaq under the symbol “CIFRW”. GWAC warrant holders and those stockholders who do not elect to have their shares of GWAC Common Stock redeemed for a pro rata share of the trust account need not submit their common stock or warrant certificates, and such shares of stock and warrants will remain outstanding.

Q:	Why is GWAC proposing the Business Combination?

A:	GWAC was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

On October 22, 2021, GWAC completed its initial public offering of units, with each unit consisting of one public share and one-half of one public warrant, each whole public warrant to purchase one share of GWAC Common Stock at a price of $11.50, raising total gross proceeds of $150,000,000. On October 26, 2020 and November 17, 2020, the underwriters of the GWAC IPO partially exercised their over-allotment option and purchased additional units, generating gross proceeds of $20,000,000. Since the GWAC IPO, GWAC’s activity has been limited to the evaluation of business combination candidates.

Cipher is an emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States. Specifically, Cipher plans to develop and grow a cryptocurrency mining business, specializing in Bitcoin.

Based on its investigations of Cipher and the industry in which it operates, including the financial and other information provided by Cipher in the course of their negotiations in connection with the Merger Agreement, GWAC believes that the Business Combination with Cipher is advisable and in the best interests of GWAC and its stockholders. See “Proposal No. 1—The Business Combination— The GWAC Board’s Reasons for the Business.”

Q:	Did the GWAC board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

GWAC did not obtain an opinion from an independent investment banking firm that the Merger Consideration is fair to GWAC’s stockholders from a financial point of view. The fair market value of Cipher has been determined by GWAC Board based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. GWAC’s stockholders will be relying on the judgment of the GWAC Board with respect to such matters.

Q:	Do I have redemption rights?

A:

If you are a holder of Public Shares, you have the right to demand that GWAC redeem such shares for a pro rata portion of the cash held in GWAC’s trust account. GWAC sometimes refers to these rights to demand redemption of the Public Shares as “redemption rights.”

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 10% of the public shares without the consent of GWAC. Accordingly, all public shares in excess of 10% held by a public stockholder, together with any affiliate of such stockholder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed without the consent of GWAC. Cipher is not required to consummate the Business Combination if there is not at least $400.0 million of Available Closing GWAC Cash after giving effect to payment of amounts that GWAC will be required to pay to redeeming stockholders upon consummation of the Business Combination.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their public shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from GWAC’s trust account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, Cipher is not required to consummate the Business Combination if there is not at least $400.0 million of Available Closing GWAC Cash after giving effect to payment of amounts that GWAC will be required to pay to redeeming stockholders upon consummation of the Business Combination. Also, with fewer public shares and public stockholders, the trading market for GWAC Common Stock may be less liquid than the market for public shares prior to the Business Combination and GWAC may not be able to meet the listing standards of a national securities exchange.

Q:	How do I exercise my redemption rights?

A:

If you are a holder of public shares and wish to exercise your redemption rights, you must (i) demand that GWAC redeem your shares for cash no later than the second (2nd) business day preceding the vote on the Business Combination Proposal at the Special Meeting by delivering your stock to GWAC’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a pro rata portion of the amount then in the trust account (which, for illustrative purposes, was $                per share as of                , 2021, the GWAC Record Date ). Such amount, including interest earned on the funds held in the trust account and not previously released to GWAC to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of GWAC’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to GWAC’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that GWAC’s transfer agent return the shares (physically or electronically). You may make such request by contacting GWAC’s transfer agent at the address listed at the end of this section.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described to GWAC’s transfer agent as described herein, then, if the Business Combination is consummated, GWAC will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of GWAC Common Stock for cash and you will cease to have any rights as a GWAC Stockholder (other than the right to receive the redemption amount) upon consummation of the Business Combination.

For a discussion of the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of these redemption rights, see “U.S. Federal Income Tax Consequences—Tax Consequences to Holders Electing to Exercise Redemption Rights”.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any public warrants that you may hold.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:	No. Neither GWAC’s shareholders nor its warrant holders have appraisal rights in connection with the Business Combination under the DGCL. See “Special Meeting of GWAC’s Stockholders—Appraisal Rights.”

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:

A total of $170,000,000 in net proceeds of the GWAC IPO and the amount raised from the private sale of warrants simultaneously with the consummation of the GWAC IPO was placed in the trust account following the GWAC IPO. After consummation of the Business Combination, the funds in the trust account will be used to pay holders of the public shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of up to $7,650,000 as deferred underwriting commissions) and for the Post-Combination Company’s working capital and general corporate purposes.

Q:	What happens if the Business Combination is not consummated?

A:

If GWAC does not complete the Business Combination with Cipher for whatever reason, GWAC would search for another target business with which to complete a business combination. If GWAC does not complete the Business Combination with Cipher or another target business prior to July 22, 2022 (the “Completion Window”), GWAC must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the trust account including interest earned on the funds held in the trust account and not previously released to the GWAC to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding public shares. The Sponsor has no redemption rights in the event a business combination is not effected in the Completion Window, and, accordingly, their GWAC Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to GWAC’s outstanding warrants. Accordingly, the warrants will expire worthless.

Q:	How do the Founders intend to vote in the proposals?

A:

The Founders are entitled to vote an aggregate of 20.8% of the outstanding shares of GWAC Common Stock. The Founders have agreed to vote the GWAC Common Stock held by it as of the GWAC Record Date in favor of each of the proposals presented at the Special Meeting.

Q:	What constitutes a quorum at the Special Meeting?

A:

A majority of the voting power of the issued and outstanding common stock of GWAC entitled to vote at the Special Meeting must be present, in person (which would include presence at a virtual meeting) or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The shares of GWAC Common Stock owned by the Founders represent 20.8% of the issued and outstanding shares of GWAC Common Stock, and will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the GWAC Record Date for the Special Meeting, shares of GWAC Common Stock would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the Special Meeting?

A:

The Business Combination Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Business Combination Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal. GWAC’s shareholders must approve the Business Combination Proposal in order for the Business Combination to occur. If GWAC’s shareholders fail to approve the Business Combination Proposal, the Business Combination will not occur.

The Charter Proposal: The affirmative vote of the holders of a majority of the outstanding shares of common stock is required to approve the Charter Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such Charter Proposal. The Business Combination is conditioned upon the approval of the Charter Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.

The Incentive Plan Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Incentive Plan Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Incentive Plan Proposal, will have no effect on the Incentive Plan Proposal. The Business Combination is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

The Director Election Proposal: Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the 7 director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Director Election Proposal, will have no effect on the Director Election Proposal. The Business Combination is not conditioned on the approval of the Director Election Proposal.

The Nasdaq Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Nasdaq Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Nasdaq Proposal, will have no effect on the Nasdaq Proposal. The Business Combination is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Adjournment Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Adjournment Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal.

The Sponsor, the Anchor Investors and certain directors and officers of GWAC have entered into an Acquiror Support Agreement (the “Acquiror Support Agreement”) with GWAC pursuant to which the they have agreed to vote shares representing     % of the aggregate voting power of the common stock in favor of the each of the proposals presented at the Special Meeting, regardless of how public stockholders vote. Accordingly, the Acquiror Support Agreement will increase the likelihood that GWAC will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby. Because a majority of the proposals, including the Business Combination Proposal, require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting, the affirmative vote of approximately     % of the outstanding Public Shares would be required to approve such proposals if a quorum of only a majority of the shares of GWAC’s Common Stock is represented at the Special Meeting. Notwithstanding the foregoing, the Business Combination is conditioned upon the approval of the Charter Proposal. Approval of that proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GWAC Common Stock. Accordingly, the affirmative vote of approximately     % of the outstanding public shares would be required to approve the Charter Proposal.

Q:	What do I need to do now?

A:

GWAC urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of GWAC. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:

If you are a holder of record of GWAC Common Stock on the GWAC Record Date, you may vote in person (which would include presence at a virtual meeting) at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to GWAC or by voting in person (which would include presence at a virtual meeting) at the Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are a GWAC stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal and the Nasdaq Proposal. Such broker non-votes will be the equivalent of a vote “AGAINST” the Charter Approval Proposal, but will have no effect on the vote count for such other proposals.

Q:	What if I attend the Special Meeting and abstain or do not vote?

A:

For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are a GWAC stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Charter Proposal, or if you respond to such proposal with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote “AGAINST” such proposals.

If you are a GWAC stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Nasdaq Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

I f you sign and return your proxy card without indicating how to vote on any particular proposal, the GWAC Common Stock represented by your proxy will be voted as recommended by the GWAC Board with respect to that proposal. The GWAC Board intends to vote FOR all proposals.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Stockholders may send a later-dated, signed proxy card to GWAC’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Special Meeting or attend the Special Meeting in person (which would include presence at a virtual meeting) and vote. Stockholders also may revoke their proxy by sending a notice of revocation to GWAC’s transfer agent, which must be received prior to the vote at the Special Meeting.

Q:	What happens if I fail to take any action with respect to the Special Meeting?

A:

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of the Post-Combination Company, New Cipher. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of GWAC.

Q:	What should I do if I receive more than one set of voting materials?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your GWAC shares.

Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

You may also obtain additional information about GWAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your stock (either physically or electronically) to GWAC’s transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Exchange Agent. Continental Stock Transfer & Trust Company has been engaged to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the aggregate Merger Consideration. At or immediately following the Effective Time, GWAC shall deposit (or cause to be deposited) with the Exchange Agent the number of shares of GWAC Common Stock comprising the aggregate Merger Consideration in respect of certificates that immediately prior to the Effective Time represented Cipher common stock.

Continental Stock Transfer & Trust Company

Attn: Francis Wolf and Celeste Gonzalez

One State Street, 30th Floor

New York, NY 10004

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination proposal, you should read this entire document carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus. The Merger Agreement is the legal document that governs the Transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1—The Business Combination Proposal.”

Combined Business Summary

Our key mission is to become the leading Bitcoin mining company in the United States. We are an emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States.

We have been established by Bitfury, a global full service blockchain and technology company and one of the leading private infrastructure providers in the blockchain ecosystem. Building on its 10-year operating history, Bitfury is one of the world’s foremost providers of large scale digital asset infrastructure solutions, with headquarters in Amsterdam and presence in the United Kingdom, Canada, Japan, Hong Kong, Korea, Norway, Georgia, UAE, Russia, Ukraine and Kazakhstan. Bitfury has deployed several data centers for customers and its own operations in six countries and has active cryptomining operations in four countries. Bitfury mined more than 600 thousand Bitcoin since its inception, deploying over 500 Megawatts (MW) of electrical power. As a technological leader in the Bitcoin mining space, Bitfury has developed seven generations of ASIC chips, with a new eighth generation 5nm ASIC chip, the so called NIVEN chip, currently anticipated to come into mass production in the third quarter of 2021. As of December 31, 2020, Bitfury had approximately 150 staff and employees, approximately 60 of whom were focusing on research and development efforts.

As of the date of this proxy statement/prospectus, we have not commenced operations. As a stand alone, U.S. based cryptocurrency mining business, specializing in Bitcoin, we plan to begin our initial buildout phase with a set up of cryptocurrency mining facilities (or sites) in at least four cities in the United States (three in Texas and one in Ohio). Subject to completion of the Business Combination, we plan to begin deployment of capacity in one city in Ohio and one of the cities in Texas in the fourth quarter of 2021.

The Parties

GWAC

GWAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses. GWAC was incorporated under the law of Delaware on June 24, 2020.

On October 22, 2021, GWAC completed GWAC IPO, with each unit consisting of one public share and one half of one public warrant, each whole public warrant to purchase one share of GWAC Common Stock at a price of $11.50, raising total gross proceeds of $150,000,000. On October 26, 2020 and November 17, 2020, the underwriters of the GWAC IPO partially exercised their over allotment option and purchased additional units, generating gross proceeds of $20,000,000. Since the GWAC IPO, GWAC’s activity has been limited to the evaluation of business combination candidates.

As of December 31, 2020, a total of $170,000,000 of the net proceeds from the IPO (including the partial exercise of the over-allotment option) and the Private Placements were in a trust account established for the benefit of the GWAC’s public shareholders. The trust fund account is invested in interest-bearing U.S. government securities and the income earned on those investments is also for the benefit of our public shareholders.

GWAC Common Stock and GWAC warrants are traded on the Nasdaq under the symbols “GWAC” and “GWACW” respectively.

The mailing address of GWAC’s principal executive office is 4265 San Felipe, Suite 603, Houston, Texas 77027. Its telephone number is (713) 468 2717. After the Closing, its principal executive office will be that of Cipher.

Merger Sub

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of GWAC formed solely for the purpose of effectuating the Merger.

The mailing address of Merger Sub’s principal executive office is 4265 San Felipe, Suite 603, Houston, Texas 77027. Its telephone number is (713) 468 2717. After the Closing, Merger Sub will cease to exist as a separate legal entity.

Cipher

Cipher is a Delaware corporation incorporated on January 7, 2021. Cipher is an emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States.

Emerging Growth Company

GWAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find GWAC’s securities less attractive as a result, there may be a less active trading market for GWAC’s securities and the prices of its securities may be more volatile.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. GWAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, GWAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of GWAC’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

GWAC will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the GWAC IPO, (b) in which GWAC has total annual gross revenue of at least $1.07 billion, or (c) in which GWAC is deemed to be a large accelerated filer, which means the market value of GWAC’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which GWAC has issued more than $1.00 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Business Combination Proposal

Structure of the Transactions

Pursuant to the Merger Agreement, on the Closing Date, prior to the Effective Time, Merger Sub will merge with and into Cipher, with Cipher as the surviving company in the Merger and, after giving effect to such Merger, Cipher shall be a wholly owned subsidiary of GWAC. In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each share of Cipher outstanding as of immediately prior to the Effective Time will be exchanged for 400,000 shares of the New Cipher Common Stock.

Closing Merger Consideration

The value of the aggregate consideration to be paid to the holders of outstanding Cipher stock will be equal to the Merger Consideration. For more information regarding the sources and uses of the funds utilized to consummate the Transactions, please see the section entitled “Proposal No. 1—The Business Combination Proposal—The Merger Agreement—Merger Consideration”.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “Proposal No. 1—The Business Combination Proposal.”

Company Support Agreement

In connection with the execution of the Merger Agreement, GWAC entered into a support agreement with Cipher and the Cipher Stockholder, a copy of which is attached to this proxy statement/prospectus as Annex E (the “Company Support Agreement”). Pursuant to the Company Support Agreement, the Cipher Stockholder agreed to, among other things, vote to adopt and approve, upon the effectiveness of the registration statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Company Support Agreement. For additional information, see “Proposal No. 1—The Business Combination Proposal.”

Pursuant to Company Support Agreement, the Cipher Stockholder also agreed to, among other things, (i) vote at any meeting of the shareholders of Cipher all of its Cipher Common Stock held of record or thereafter acquired in favor of the Merger Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement.

The Company Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time, (ii) termination of the Merger Agreement, (iii) amendment of the Merger Agreement to decrease the consideration payable under the Merger Agreement or to change the consideration in a manner adverse to the Cipher Stockholder, in each case without the Cipher Stockholder’s consent and (iv) written agreement by the parties to the Company Support Agreement to terminate the agreement. Upon such termination of the Company Support Agreement, all obligations of the parties under the Company Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Company Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Company Support Agreement prior to such termination.

GWAC Support Agreement

In connection with the execution of the Merger Agreement, GWAC entered into a support agreement, with Cipher and the Sponsor, a copy of which is attached to this proxy statement/prospectus as Annex D (the “GWAC Support Agreement”). Pursuant to the GWAC Support Agreement, the Sponsor agreed to, among other things, (i) vote at any meeting of the shareholders of GWAC all of its shares of GWAC Common Stock held of record or thereafter acquired in favour of the Merger Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the GWAC Support Agreement. For additional information, see “Proposal No. 1—The Business Combination Proposal—GWAC Support Agreement.”

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, GWAC, Cipher, the Sponsor and the Cipher Stockholder will enter into the Registration Rights Agreement, a copy of which is attached to this proxy statement/prospectus as Annex H, pursuant to which GWAC will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Cipher Common Stock and other equity securities of New Cipher that are held by the parties thereto from time to time.

Bitfury Subscription Agreement

In connection with the execution of the Merger Agreement and concurrently with the execution of the PIPE Subscription Agreements, the Cipher Stockholder and GWAC entered into subscription agreement (the “Bitfury Subscription Agreement”), a copy of which is attached to this proxy statement/prospectus as Annex G. Pursuant to this agreement, the Cipher Stockholder agreed to subscribe for and purchase, and GWAC agreed to issue and sell to the Cipher Stockholder, an aggregate of 5,000,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for a benefit-in-kind commitment of $50,000,000 as payment.

Specifically, the Cipher Stockholder agreed to cause Bitfury to discount the Service Fees (as that term is defined in the Master Services and Supply Agreement) charged by Bitfury as follows: the first $200,000,000 of Service Fees payable by Cipher to Bitfury under the Master Services and Supply Agreement described above shall be subject to a discount of 25% to be applied at the point of invoicing and shown as a separate line item on each relevant invoice. For the avoidance of doubt, when the aggregate value of such discount reaches $50,000,000, such discount shall automatically cease to apply. Such discount shall constitute Bitfury’s benefit-in-kind commitment as payment on behalf of its parent entity, for the issuance of 5,000,000 shares of New Cipher Common Stock.

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, GWAC entered into subscription agreements with the PIPE Investors, a form of which is attached to this proxy statement/prospectus as Annex F (the “PIPE Subscription Agreements”), pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 37,500,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $375,000,000. The closings under the PIPE Subscription Agreements will occur substantially concurrently with the Closing, subject to, among other things, the satisfaction of each condition precedent to the Closing set forth in the Merger Agreement, all representations and warranties of GWAC contained in the PIPE Subscription Agreements being true and correct in all material respects at and as of the Closing Date, satisfaction, performance and compliance by GWAC and each PIPE Investor in all material respects with the covenants, agreements and conditions contained therein, and no amendment or modification of, or waiver with respect to the Merger Agreement that would reasonably be expected to materially and adversely, as compared to other PIPE Investors, affect the economic benefits of each PIPE Investor without having received such PIPE

Investor’s prior written consent. Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the Closing or in the future as a result of, or arising out of, the PIPE Subscription Agreements with respect to, or to monies in, the trust account. For additional information, see “Proposal No. 1—The Business Combination Proposal.”

Master Services and Supply Agreement

At the Closing, Cipher and an affiliate of Bitfury shall enter into a master services and supply agreement, a form of which is attached to this proxy statement/prospectus as Annex I (the “Master Services and Supply Agreement”), pursuant to which Bitfury agreed to provide certain supplies and services for operations of New Cipher.

Stockholder Restrictive Covenant Agreement

In connection with the execution of the Merger Agreement, the Cipher Stockholder and GWAC entered into a restrictive covenant agreement, a copy of which is attached to this proxy statement/prospectus as Annex J (the “Stockholder Restrictive Covenant Agreement”). Pursuant this agreement, the Cipher Stockholder agreed to during the term of the agreement and subject to the parameters and limitations set forth in the agreement, not to hire or solicit employees of New Cipher, not to compete with and not to disparage New Cipher The agreement will terminate upon the earlier of seven years from the date of its execution or the termination of the Master Services and Supply Agreement.

Bitfury Restrictive Covenant Agreement

In connection with the execution of the Merger Agreement, Bitfury and GWAC entered into a restrictive covenant agreement, a copy of which is attached to this proxy statement/prospectus as Annex K (the “Bitfury Restrictive Covenant Agreement”). Pursuant this agreement, Bitfury agreed to during the term of the agreement and subject to the parameters and limitations set forth in the agreement, not to hire or solicit employees of New Cipher, not to compete with and not to disparage New Cipher The agreement will terminate upon the earlier of seven years from the date of its execution or the termination of the Master Services and Supply Agreement.

Incentive Award Plan

On             , 2021, the GWAC Board adopted, subject to stockholder approval, an incentive award plan, a form of which is attached to this proxy statement/prospectus as Annex L (the “Incentive Award Plan”), for the purpose of providing a means through which to enhance the ability to attract, retain and motivate persons who make (or are expected to make) important contributions to New Cipher by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. The GWAC Board believes that equity awards are necessary to remain competitive and are essential to recruiting and retaining the highly qualified employees. GWAC stockholders are being asked to consider and approve the Incentive Award Plan. For additional information, see “Proposal No. 3 – The Incentive Plan Proposal.”

Letter of Transmittal

Promptly following the Effective Time, the Letter of Transmittal substantially in the form attached to this proxy statement/prospectus as Annex M, shall be send to each record holder of a Cipher Common Stock as outlined in the Merger Agreement.

Company Lock-Up Agreement

At the Closing, Cipher shall procure that the Cipher Stockholder shall enter into a lock-up agreement with GWAC in substantially the form attached as Annex N hereto (“Company Lock-Up Agreement”).

Sponsor Lock-Up Agreement

At the Closing, GWAC shall enter into a lock-up agreement with the Sponsor in substantially the form attached as Annex O hereto (“Sponsor Lock-Up Agreement”). The Sponsor Lock-Up Agreement provides for post-Closing lock-ups with respect to Sponsor’s shares of GWAC (but excluding any GWAC private placement units); provided that the term of the lock-up shall be two years and the lock-up will allow certain amounts of the shares to be publicly sold after 180 days, subject, in each case, to customary terms and conditions.

Ownership of New Cipher

As of the date of this proxy statement/prospectus, there are              ordinary shares issued and outstanding, which includes an aggregate of              ordinary shares held by the Initial Shareholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of              warrants to acquire ordinary shares, comprised of              private placement warrants held by the Sponsor and              public warrants. Each whole warrant entitles the holder thereof to purchase one share of New Cipher Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of GWAC’s outstanding public shares are redeemed in connection with the Business Combination), GWAC’s fully diluted share capital would be              ordinary shares.

Matters Being Voted On

At the Special Meeting, GWAC’s stockholders will be asked to consider and vote on the following proposals:

1.

a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1—The Business Combination Proposal”;

2.

a proposal to approve and adopt the Proposed Certificate of Incorporation to replace the Current Certificate of Incorporation and to vote on separate proposals to approve, on a non-binding advisory basis, certain material differences between the Proposed Certificate of Incorporation and the Current Certificate of Incorporation. Please see the section entitled “Proposal No. 2—The Charter Proposal”;

3.	a proposal to approve the Incentive Award Plan. Please see the section entitled “Proposal No. 3— The Incentive Plan Proposal”;

4.

a proposal to elect the seven (7) individuals as directors to the New Cipher Board, effective immediately upon the Closing of the Business Combination, with each Class I director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following New Cipher’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. Please see the section entitled “Proposal No. 4—The Director Election Proposal”;

5.

a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of GWAC’s issued and outstanding shares of GWAC Common Stock in connection with the Business Combination, including, without limitation, the PIPE Investment and the Bitfury Private Placement. Please see the section entitled “Proposal No. 5—The Nasdaq Proposal”; and

6.

a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. Please see the section entitled “Proposal No. 6—The Adjournment Proposal.”

Date, Time and Place of Special Meeting of GWAC’s Stockholders

The Special Meeting of stockholders will be held on                 , 2021, at     :     a.m., eastern time, in virtual format.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of common stock at the close of business on                 , 2021, which is the record date for the Special Meeting, or the GWAC Record Date. Stockholders are entitled to one vote for each share of common stock that they owned as of the close of business on the GWAC Record Date. If the stockholders’ shares are held in “street name” or are in a margin or similar account, they should contact their broker, bank or other nominee to ensure that votes related to the shares they beneficially own are properly counted. On the GWAC Record Date, there were              shares of common stock outstanding, of which              are Public Shares and              are Founder Shares.

Quorum and Vote of GWAC’s shareholders

A quorum of GWAC’s shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the issued and outstanding common stock entitled to vote as of the GWAC Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The common stock owned by the Named Sponsors, who currently own             % of the issued and outstanding shares of common stock, will count towards this quorum. As of the GWAC Record Date,              shares of common stock would be required to achieve a quorum.

The approval of each of the Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, will require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to each of the Business Combination Proposal, the Incentive Plan Proposal or the Adjournment Proposal, if presented, will have no effect on the Business Combination Proposal, the Incentive Plan Proposal or the Adjournment Proposal. The Named Sponsors and its directors and officers have agreed to vote their shares of common stock in favor of each of the proposals presented at the Special Meeting.

The approval of the Charter Proposal will require the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock on the GWAC Record Date, voting together as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal.

The Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, and the Incentive Plan Proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Director Election Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Redemption Rights

Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any stockholder holding Public Shares may

demand that GWAC redeem such shares for a pro rata portion of the trust account (which, for illustrative purposes, was $                 per share as of                 , 2021, the GWAC Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Cipher is consummated, GWAC will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 10% of the Public Shares without the consent of GWAC.

Accordingly, all Public Shares in excess of 10% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of GWAC.

Appraisal Rights

Neither stockholders, unitholders nor warrant holders of GWAC have appraisal rights in connection the Business Combination under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. GWAC has engaged              to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares during the meeting if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of GWAC’s Stockholders—Revoking Your Proxy.”

Interests of GWAC’s Directors and Executive Officers in the Business Combination

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on GWAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. GWAC’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or GWAC’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on GWAC’s behalf.

In addition, in order to finance transaction costs in connection with an intended initial business combination, GWAC’s initial stockholders or an affiliate of GWAC’s initial stockholders or certain of GWAC’s officers and directors may, but are not obligated to, loan GWAC funds as may be required. If GWAC complete an initial business combination, GWAC would repay such loaned amounts. In the event that the initial business combination does not close, GWAC may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from GWAC’s trust account would be used for such repayment. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into units at a price of $10.00 per unit of the post business combination entity. The units would be identical to the private placement units, including as to exercise price, exercisability and exercise period of the underlying warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. GWAC does not expect to seek loans from parties other than GWAC’s initial stockholders or an affiliate of GWAC’s initial stockholders or certain officers and directors as GWAC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in GWAC’s trust account.

Douglas C. Wurth is the Co-Chairman and Director of GWAC. He is also the Chairman of 500 N 4th Street LLC, doing business as Standard Power (“Standard Power”), and owns a controlling interest in Perpetual Power LLC which in turn owns a majority of the equity interest in Standard Power. Prior to GWAC’s consideration of the Business Combination, Standard Power was in negotiations with Bitfury to provide full hosting and transmission infrastructure to accommodate Bitcoin mining in the United States. The relationship between Standard Power led to Mr. Wurth introducing Bitfury and Cipher to GWAC.

Standard Power is in the process of negotiating with Cipher in connection with facilities controlled by Standard Power in the state of Ohio (“SP Facilities”). It is contemplated that two separate sets of documents are being entered into. It is anticipated that Cipher will enter into a hosting agreement with Standard Power, whereby Cipher expects to deliver in stages to the SP Facilities servers with computational capacity to utilize at least 40MW of power capacity, with additional 160MW to be supplied, subject to best efforts of the parties, by December 31, 2022. For further information, see “Information about Cipher—Material Agreements”. Standard Power has undertaken to build up and/or build in the full hosting and transmission infrastructure to accommodate the Cipher miners. It is also contemplated that Standard Power will enter into an agreement with Bitfury pursuant to which Standard Power will purchase sufficient specialized containerized data centers for at least 40MW capacity of miners, and potentially an additional 160MW subject to site availability, a key element of the infrastructure necessary to house the miners. Standard Power will purchase the containerized data centers pursuant to Bitfury’s customary market terms and conditions. Once the agreements referenced above are finalized they will be submitted to the audit committee of the GWAC board of directors for its consideration.

I-Bankers serves as advisor to GWAC in connection with our business combination. I-Bankers’ responsibilities include assisting us in holding meetings with our stockholders to discuss the potential business combination and the target business’s attributes, introducing us to potential investors that are interested in purchasing our securities in connection with the potential business combination, assisting us in obtaining stockholder approval for the business combination, and assisting us with our press releases and public filings in connection with the business combination. We will pay I-Bankers a cash fee for such services immediately before or after the consummation of our initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of our initial public offering, including the proceeds from the partial exercise of the over-allotment option. One of our directors, Paul Fratamico, is an associated person and a Managing Director of I-Bankers. Mr. Fratamico may have a conflict of interest insofar, I-Bankers, will receive a cash fee for its services upon the consummation on an initial business combination in the amount of $7,650,000.

Board of Directors following the Business Combination

The New Cipher Board will be divided into three classes, with each Class I director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following New Cipher’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death.

                     will serve as the Class I directors,                      will serve as Class II directors and                      will serve as Class III directors.

Please see the sections entitled “Proposal No. 4—The Director Election Proposal” and “Management of the New Cipher Following the Business Combination” for additional information.

Recommendation to Stockholders

The GWAC Board believes that the Business Combination Proposal and the other Proposals to be presented at the Special Meeting are fair to, and in the best interest of, GWAC’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the

Incentive Plan Proposal, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, and “FOR” the Adjournment Proposal, if presented.

When you consider the GWAC Board’s recommendation of the Proposals, you should keep in mind that our directors and officers have interests in the business combination that are different from, or in addition to, the interests of GWAC stockholders generally. Please see the section entitled “Proposal No. 1—The Business Combination Proposal—Interests of GWAC’s Directors and Executive Officers in the Business Combination” for additional information. The GWAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the GWAC stockholders that they vote “FOR” the proposals presented at the special meeting.

Conditions to Closing of Transactions

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•	the applicable waiting period under the HSR Act relating to the Business Combination having been expired or been terminated;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by Business Combination being in effect;

•	the Offer (as such term is defined in the Merger Agreement) shall have been completed in accordance with the terms of the Merger Agreement and this proxy statement;

•

this registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement/proxy statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•	the approval of each Condition Precedent Proposal by the affirmative vote of the holders of a majority of the outstanding shares of GWAC Common Stock;

•	the approval of the Merger Agreement and, to the extent required by law, the transactions contemplated by the Merger Agreement (including the Merger) being obtained by the Cipher Stockholder; and

•	no Material Adverse Effect (as defined below) shall have occurred that is subsisting and had not been remedied.

Other Conditions to the Obligations of GWAC

The obligations of GWAC to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by GWAC of the following further conditions:

•

the representations and warranties of Cipher regarding organization and qualification of Cipher, and the representations and warranties of Cipher regarding the authority and approvals of Cipher to, among other things, execute and deliver the Merger Agreement, and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby, absence of certain changes or events and brokers fees being true and correct in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•	the representations and warranties regarding the capitalization of Cipher being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date;

•

the other representations and warranties of Cipher being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in Material Adverse Effect;

•	Cipher having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement prior to the Closing;

•	GWAC must have received a certificate signed by an officer of Cipher confirming that the conditions set forth in the first four bullet points in this section have been satisfied; and

•	GWAC must have received the executed counterparts to all of the Ancillary Agreements (as such term is defined in the Merger Agreement) to which Cipher, or the Cipher Stockholder, is party.

Other Conditions to the Obligations of Cipher

The obligations of Cipher to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Cipher of the following further conditions:

•

the representations and warranties of GWAC and Merger Sub regarding organization and qualification, the authority to execute and deliver the Merger Agreement, and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, absence of certain changes or events and brokers fees being true and correct, in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•	the representations and warranties regarding the capitalization of GWAC and Merger Sub being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date;

•

the other representations and warranties regarding GWAC and Merger Sub being true and correct (without giving effect to any limitation of “materiality” or “material adverse effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a material adverse effect;

•	GWAC having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement;

•	Cipher must have received a certificate signed by an officer of GWAC confirming that the conditions set forth in the first four bullet points of this section have been satisfied;

•

the New Cipher Common Stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

•

the aggregate cash proceeds from GWAC’s trust account, together with the proceeds from the PIPE Financing, equaling no less than $400.0 million (after deducting any amounts paid to GWAC’s shareholders that exercise their redemption rights in connection with the Business Combination and net of unpaid transaction expenses incurred or subject to reimbursement by GWAC) and GWAC shall have made arrangements for such amounts held in the trust account to be released from the trust account at the Effective Time;

•	GWAC’s total outstanding Indebtedness (as such term is defined in the Merger Agreement) shall be less than twenty-five million dollars ($25,000,000);

•	Cipher must have received the executed counterparts to all of the Ancillary Agreements (as such term is defined in the Merger Agreement) to which GWAC or Sponsor is party; and

•	certain directors and executive officers of GWAC shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GWAC will be treated as the “acquired” company for accounting purposes, and the Business Combination will be treated as the equivalent of Cipher issuing stock for the net assets of GWAC, accompanied by a recapitalization. The net assets of GWAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cipher.

Cipher has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Cipher’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 75% of the voting interest in each scenario;

•	The largest individual minority stockholder of the combined entity is an existing stockholder of Cipher;

•	Cipher’s directors will represent the majority of the New Cipher Board; and

•	Cipher’s senior management will be the senior management of New Cipher.

The preponderance of evidence as described above is indicative that Cipher is the accounting acquirer in the Business Combination.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Cipher portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. GWAC and Cipher have filed the required forms under the HSR Act with the Antitrust Division and the FTC and requesting early termination. The statutory HSR waiting period for the HSR Act is set to expire on             , 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of Cipher’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. GWAC cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, GWAC cannot assure you as to its result.

None of GWAC or Cipher are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Risk Factors

In evaluating the proposals to be presented at the special meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

These risk factors include, but are not limited to, the following:

•	Cipher is in an early stage of development. If Cipher were not able to develop its business as anticipated, it may not be able to generate revenues or achieve profitability.

•	Cipher lack of operating history makes evaluating its business and future prospects difficult and increases the risk of an investment in Cipher’s securities.

•	Cipher’s operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, Bitcoin.

•	Cipher’s success will be highly dependent upon maintaining a successful relationship with Bitfury Holding B.V. and upon the ongoing provision of equipment and services by Bitfury.

•

Bitcoin mining activities are energy intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as Cipher’s.

•	Cipher may be affected by price fluctuations in the wholesale and retail power markets.

•

Cipher will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

•	Cipher is exposed to risk of nonperformance by counterparties, including its counterparties under the planned power arrangements.

•	Cipher is exposed to risks related to disruptions in the global supply chain for cryptocurrency hardware and difficulties in obtaining new hardware.

•	The properties in Cipher’s mining network may experience damages, including damages that are not covered by insurance.

•

The GWAC Board has not obtained a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

•	The Sponsor, the Cipher Stockholder and the PIPE Investors will beneficially own a significant equity interest in GWAC and may take actions that conflict with your interests.

GWAC’S SUMMARY HISTORICAL FINANCIAL INFORMATION

GWAC is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

GWAC’s statement of operations and cash flow data for the period from June 24, 2020 (inception) through December 31, 2020 and balance sheet data as of December 31, 2020 are derived from GWAC’s audited financial statements, contained in its annual report on Form 10-K for the year ended December 31, 2020, filed with the SEC and included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with GWAC’s consolidated financial statements and related notes and “GWAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of GWAC.

Statement of operations data:

For the period from June 24, 2020 (inception) through December 31, 2020
Formation and operating costs	$153,657

Loss from operations	(153,657)

Other income
Interest income	27,342

Total other income	27,342

Net loss	$(126,315)

Basic and diluted weighted average shares outstanding	10,156,368
Basic and diluted net loss per share	$(0.02)

Balance sheet data:

As of December 31, 2020
Assets
Cash	$1,276,364
Prepaid expense	297,371

Total current assets	1,573,735
Cash and securities held in Trust Account	170,027,342

Total Assets	$171,601,077

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$129,388

Total current liabilities	129,388

Commitments
Common stock subject to possible redemption, 16,647,168 shares at redemption value	166,471,679
Stockholders’ Equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; none issued and outstanding	—

As of December 31, 2020
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,830,832 shares per Statement of Changes in Stockholders’ Equity issued and outstanding, excluding 16,647,168 shares subject to possible redemption	4,830
Additional paid-in capital	5,121,495
Accumulated deficit	(126,315)

Total stockholders’ equity	5,000,010

Total Liabilities and Stockholders’ Equity	$171,601,077

Cash flow data:

For the period from June 24, 2020 (inception) through December 31, 2020
Net cash used in operating activities	$(321,640)
Net cash used in investing activities	(170,000,000)
Net cash provided by financing activities	171,598,004

CIPHER’S SUMMARY HISTORICAL FINANCIAL INFORMATION

The summary historical statement of operations data of Cipher for the period from January 7, 2021 (inception) to January 31, 2021 and the summary historical balance sheet data as of January 31, 2021 are derived from Cipher’s audited financial statements included elsewhere in this proxy statement/prospectus. Cipher’s historical results are not indicative of the results to be expected in the future, and its results of operations for the period from January 7, 2021 (inception) through January 31, 2021 are not indicative of the results to be expected for the full year or any other period. You should read this information in conjunction with the section titled “Cipher’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Cipher’s financial statements, the accompanying notes, and other financial information included elsewhere in this proxy statement/prospectus.

Statement of operations data:

For the period from January 7, 2021 (inception) to January 31, 2021
Costs and expenses:
General and administrative	$3,475
Depreciation and amortization	5

Total costs and expenses	3,480

Operating loss	(3,480)

Net loss	$(3,480)

Basic and diluted net loss per share:	$—

Basic and diluted weighted average number of shares outstanding	—

Balance sheet data:

January 31, 2021
Assets
Property and equipment, net	$1,637
Deferred offering costs	171,450

Total assets	$173,087

Liabilities and Stockholder Deficit
Current liabilities
Accounts payable	$1,919
Accrued expenses	3,198
Accrued legal costs	171,450

Total current liabilities	176,567

Total liabilities	176,567

Commitments and contingencies
Stockholder deficit
Common stock, $0.001 par value, 5,000 shares authorized and 500 shares subscribed as of January 31, 2021	1
Subscription receivable	(5)
Additional paid-in capital	4
Accumulated deficit	(3,480)

Total stockholder deficit	(3,480)

Total liabilities and stockholder deficit	$173,087

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination (including, for the avoidance of doubt, the PIPE Investment and the Bitfury Private Placement) included elsewhere in this proxy statement/prospectus. The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, GWAC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Cipher issuing stock for the net assets of GWAC, accompanied by a recapitalization. The net assets of GWAC are stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2020 gives pro forma effect to the Business Combination and the PIPE Investment as if they had occurred on December 31, 2020. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, gives pro forma effect to the Business Combination and the PIPE Investment as if they had occurred on June 24, 2020, which was the earliest date either entity was formed.

The summary pro forma data have been derived from, and should be read in conjunction with the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of GWAC appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The pro forma financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of GWAC and Cipher for the applicable periods included in this proxy statement/prospectus.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what Cipher’s and GWAC’s financial position or results of operations actually would have been had the Business Combination and the PIPE Investment been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of New Cipher

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

•	Assuming No Redemptions Scenario: This scenario assumes that no GWAC Common Stock is redeemed; and

•

Assuming Maximum Redemptions Scenario: This scenario assumes that 15.2 million of GWAC’s Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) at an assumed redemption price of approximately $10.00 per share based on the funds held in the Trust Account as of December 31, 2020 for an aggregate payment of $152.3 million. GWAC will only proceed with the Merger if the Available Closing GWAC Cash shall equal or exceed $400.0 million upon consummation of the Merger and a majority of the shares voted are voted in favor of the Merger. Based on the amount of $170.0 million in the trust account as of December 31, 2020, and taking into account the PIPE Investment ($375.0 million) and the Bitfury Private Placement ($50.0 million), if 15.2 million shares of GWAC’s public shares are redeemed, GWAC will still have sufficient cash to satisfy the Available Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement.

Summary Unaudited Pro Forma Financial Information

	Assuming No Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations – Year Ended December 31, 2020
Total revenue	$—	$—
Total expenses	$157,137	$157,137
Operating loss	$(157,137)	$(157,137)
Net loss	$(157,137)	$(157,137)
Loss per share	$(0.00)	$(0.00)
Weighted average shares outstanding – basic and diluted	263,978,000	248,748,000

Summary Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020
Total current assets	$502,601,082	$350,301,082
Total assets	$552,602,719	$400,302,719
Total current liabilities	$305,955	$305,955
Total liabilities	$305,955	$305,955
Total stockholders’ equity	$552,296,764	$399,996,764

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical comparative share information for GWAC and Cipher and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

Assuming No Redemption - this scenario assumes that no shares of GWAC Common Stock are redeemed; and

Assuming Maximum Redemption – this scenario assumes that 15,230,000 shares of GWAC Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) for an aggregate payment of approximately $152.0 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. This scenario assumes the maximum amount of redemptions that would still satisfy the Available Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement.

The pro forma book value information reflects the Business Combination and related transactions as if they had occurred on December 31, 2020. The weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination and related transactions as if they had occurred on June 24, 2020.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of GWAC and Cipher and related notes that are included elsewhere in this proxy statement/ prospectus. The unaudited pro forma combined per share information of GWAC and Cipher is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/ prospectus.

The unaudited pro forma combined earnings (loss) per share information below does not purport to represent the earnings (loss) per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of GWAC and Cipher would have been had the companies been combined during the periods presented:

			Combined Pro Forma		Cipher Equivalent Per Share Pro Forma
	Cipher (Historical)	GWAC (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and for the year ended December 31, 2020
December 31, 2020 book value per share(a)	N/A	$0.23	$2.09	$1.61	$—	$—
Cash dividends per share	$—	$—	$—	$—	$—	$—
Weighted average shares:
Weighted average share outstanding of common stock – basic and diluted	—	10,156,368	263,978,000	248,748,000	—	—
Earnings (loss) per share:
Loss per share, basic and diluted	N/A	$(0.02)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

(a)	Book value per share is calculated using the formula: Total stockholder’s equity divided by shares outstanding.

RISK FACTORS

GWAC’s shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this subsection to the “Company,” “Cipher,” “we,” “us” or “our” refer to the business of Cipher prior to the consummation of the Business Combination, which will be the business of New Cipher following the consummation of the Business Combination.

Risks Related to Cipher’s Limited Operating History and Early Stage of Growth

We are in an early stage of development. If we are not able to develop our business as anticipated, we may not be able to generate revenues or achieve profitability and you may lose your investment.

Having been incorporated only in January 7, 2021, we have no operating history and have not earned any revenues to date. Our primary business activities will be focused on the development of our cryptocurrency mining business, specializing in Bitcoin. Although we believe that our business model has significant profit potential, we may not attain profitable operations and our management may not succeed in realizing our business objectives. If we are not able to develop our business as anticipated, we may not be able to generate revenues or achieve profitability and you may lose your investment.

Our lack of operating history makes evaluating our business and future prospects difficult and increases the risk of an investment in our securities.

We have no operating history on which investors can base an evaluation of our business, prospects, financial condition and operating results. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. Furthermore, we plan to focus our business on cryptocurrency, and specifically Bitcoin, mining, a new and developing field, which could further exacerbate the risks involved in our business, see “—Risks Related to Cryptocurrency—Acceptance and widespread use of cryptocurrency, in general, and Bitcoin, specifically, is uncertain.” In the event that actual results differ from our estimates or we adjust our estimates in future periods, our business, prospects, financial condition and operating results could be adversely affected.

The projected financial information appearing elsewhere in this proxy statement/prospectus has been prepared with assistance from Cipher’s management and reflects current estimates of future performance. The projected results depend on the successful implementation of our management’s growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgment and may not occur, and the projections are subject to uncertainty due to the effects of economic, regulatory, legislative, business, competitive, political and other changes.

There is substantial doubt about our ability to continue as a going concern.

The report of our independent registered public accounting firm on our financial statements for the period from January 7, 2021 (inception) through January 31, 2021 included an explanatory paragraph expressing management’s assessment and conclusion that there is substantial doubt about our ability to continue as a going concern, citing our lack of cash and a working capital deficiency among other factors. For further information, see “Cipher’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”. Our ability to continue as a going concern will be determined by our ability to complete the Business Combination and generate sufficient cash flow to build and sustain our operations and/or raise additional capital in the form of debt or equity financing. We believe that the inclusion of a going concern explanatory paragraph in the report of our registered public accounting firm will make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and likely will materially and adversely affect the terms of any financing that we might obtain. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our business and the markets in which we plan to operate are new and rapidly evolving, which makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We have not earned any revenues to date and expect to incur losses until we are able to commence our operations. These losses could increase as we continue to work to develop our business. We plan to focus on cryptocurrency mining business, specializing in Bitcoin. Specifically, we plan to begin our initial buildout phase with a set-up of cryptocurrency mining facilities in four sites in the United States (three in Texas and one in Ohio), see “Information about Cipher—Our Planned Cryptocurrency Operations—Operational Buildout Timeline”. Our business and the markets in which we plan to operate are new and rapidly evolving, which makes it difficult to evaluate and assess our future prospects and the risks and challenges that we may encounter. These risks and challenges include, among others, our ability to:

•	implement our business model in a timely manner, in particular our ability to set up our planned cryptocurrency mining facilities in Texas and Ohio;

•	establish and maintain our commercial and supply partnerships, including our power arrangements;

•	react to challenges from existing and new competitors;

•	comply with existing and new laws and regulations applicable to our business and in our industry; and

•	anticipate and respond to macroeconomic changes, and industry benchmarks and changes in the markets in which we plan to operate.

Our strategy may not be successful, and we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. If the risks and uncertainties that we plan for when establishing and operating our business are incorrect or change, or if we fail to manage these risks successfully, our results of operations could differ materially from our expectations and our business, prospects, financial condition and operating results could be adversely affected.

In the future, we may need to raise additional capital, which may not be available on terms acceptable to us, or at all.

We believe that the cash that we expect to obtain from the Business Combination, together with cash we expect to generate from future operations, will be sufficient to meet our working capital and capital expenditure requirements in the near future. However, from time to time, we may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. Accordingly, we may determine to engage in equity or debt financings or enter into credit facilities for the above-mentioned or other reasons.

We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through equity financing, our existing stockholders could experience significant dilution. Furthermore, any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to Cipher’s Business, Industry and Operations following the Business Combination

Risks Related to Cipher’s Business

Our operating results may fluctuate due to the highly volatile nature of cryptocurrencies in general and, specifically, Bitcoin.

All of our sources of revenue will be dependent on cryptocurrencies and, specifically, Bitcoin and the broader blockchain and Bitcoin mining ecosystem. Due to the highly volatile nature of the cryptocurrency markets and the prices of cryptocurrency assets, our operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptocurrency ecosystem. Our operating results may fluctuate as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:

•	macroeconomic conditions;

•	changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;

•	adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

•	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

•	system errors, failures, outages and computer viruses, which could disrupt our ability to continue mining;

•	power outages and certain other events beyond our control, including natural disasters and telecommunication failures;

•	breaches of security or privacy;

•	our ability to attract and retain talent; and

•	our ability to compete with our existing and new competitors.

As a result of these factors, it may be difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the Bitcoin mining ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates, and our operating results in one or more future quarters may fall below the expectations of securities analysts and investors.

If we are unable to successfully enter into our planned power arrangements or secure the sites for our data centers, or renew such arrangements once entered into, on acceptable terms or at all or if we must otherwise relocate to replacement sites, our operations may be disrupted, and our business results may suffer.

As part of our initial buildout phase, we plan to set up cryptocurrency mining facilities (or sites) in at least four cities in the United States, with three in Texas and one in Ohio. Subject to completion of the Business Combination, we plan to begin deployment of capacity in one city in Ohio and one of the cities in Texas in the fourth quarter of 2021. We could set up multiple cryptocurrency mining sites per city. For further details on our planned initial buildout phase, see “Information about Cipher—Our Planned Cryptocurrency Operations—Operational Buildout Timeline”. We entered into letters of intent with three providers of power arrangements, which intend to cover sites for our data centers in at least four planned cities referenced above. For further details, see “Information about Cipher—Material Agreements—Power Arrangements”. It is a closing condition under the terms of the Merger Agreement that we enter into definitive agreements in respect of those power arrangements. While the definitive agreements in respect of those power arrangements are currently in various stages of negotiation, some very advanced, we cannot guarantee that we will be able to successfully enter into the definitive agreements for our planned power arrangements. Furthermore, although we expect these definitive power agreements to include provisions allowing us to secure the sites for our data centers, actually securing these sites on terms acceptable to our management team may not occur within our timing expectations or at all. Securing the sites for our data centers may also be subject to various governmental approvals and require entry into ancillary agreements to the definitive power agreements. Our inability to secure the sites for our data centers could adversely impact the anticipated timing of our initial buildout phase and therefore the time by which we are able to commence our operations.

If we are forced to locate alternative sites, we may not be successful in identifying adequate replacement sites to house our miners. Even if we identify such sites, we may not be successful in leasing the necessary facilities at rates that are economically viable to support our mining activities.

Even if we successfully secure the sites for our data centers, in the future, we may not be able to renew those on acceptable terms, in which case we would need to relocate our established mining operations. Relocating any mining operation may force us to incur the costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new facility. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our success will be highly dependent upon maintaining a successful relationship with Bitfury and upon the ongoing provision of equipment and services by Bitfury pursuant to the Master Services and Supply Agreement.

As a closing condition under the terms of the Merger Agreement, Bitfury Holding B.V. (“Bitfury”) and Cipher will enter into the Master Services and Supply Agreement, pursuant to which Bitfury will agree to provide us – on an arm’s-length basis, and in accordance with individual orders to be entered into pursuant to the Master Services and Supply Agreement – with certain critical equipment, such as chips and servers, and construction, engineering, operational, maintenance, consulting and other services, required to launch and maintain our mining center operations in the United States. The Master Services and Supply Agreement provides, among other things, that Bitfury undertakes to provide a number of specified services, and that it will use commercially reasonable efforts to supply Cipher with certain required specialist mining equipment, including, subject to certain limited exceptions, providing Cipher with a right of first refusal to purchase chips and servers that Bitfury makes available to the market in future.

We expect that this right of first refusal will, subject to the exceptions referred to above, apply to Bitfury’s new eighth generation 5nm ASIC chip, the so-called NIVEN chip, currently anticipated to come into mass production in the third quarter of 2021 and the servers that are expected to house the same, as well as future chip and server releases by Bitfury. For further details on the Master Services and Supply Agreement, see “Information about Cipher—Material Agreements—Master Services and Supply Agreement”. If we are unable to obtain the NIVEN chip or servers from Bitfury under the anticipated timeline, we plan to rely on other third-party suppliers for the required chips and servers in order to meet our planned timing under the initial buildout phase, see “—We are exposed to risks related to disruptions in the global supply chain for cryptocurrency hardware and difficulties in obtaining new hardware”.

In general, we are highly dependent on the Master Services and Supply Agreement for the development of our business model. While we have certain indemnification rights under the Master Services and Supply Agreement, if Bitfury is unable, refuses or fails to perform its obligations under the Master Services and Supply Agreement, whether due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, or for any other reason, it will have a material adverse effect on our business and there is a high possibility that we will not be able to continue the development under our current business model.

The initial term of the Master Services and Supply Agreement is 84 months, with automatic 12-month renewals thereafter (unless either party provides sufficient notice of non-renewal). If the Master Services and Supply Agreement is terminated or not renewed, we may not be able to find an alternative provider for such services and supplies, which will have a material adverse effect on our business, prospects, financial condition, and operating results.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.

Mining Bitcoin requires massive amounts of electrical power, and electricity costs are expected to account for a significant portion of our overall costs. The availability and cost of electricity will restrict the geographic locations of our mining activities. Any shortage of electricity supply or increase in electricity costs in any location where we plan to operate may negatively impact the viability and the expected economic return for Bitcoin mining activities in that location.

Further, our business model can only be successful and our mining operations can only be profitable if the costs, including electrical power costs, associated with Bitcoin mining are lower than the price of Bitcoin itself. As a result, any mining operation we establish can only be successful if we can obtain sufficient electrical power for that site on a cost-effective basis, and our establishment of new mining data centers requires us to find sites where that is the case. Even if our electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low Bitcoin prices may also cause our electrical supply to no longer be cost-effective.

We entered into letters of intent with three power providers for power arrangements covering sites for our data centers in at least four cities where we expect to begin our initial buildout phase. For further details, see “Information about Cipher—Material Agreements—Power Arrangements”. Although our entry into definitive agreements further to those letters of intent is a closing condition under the terms of the Merger Agreement, we cannot guarantee that we will be able to successfully do so on the terms acceptable to both our management team and the power providers. If we are unable to successfully enter into those definitive agreements or our counterparties fail to perform their obligations under such agreements, we may be forced to look for alternative power providers. There is no assurance that we will be able to find such alternative suppliers on acceptable terms in a timely manner or at all.

Furthermore, there may be significant competition for suitable cryptocurrency mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up cryptocurrency mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. For example, in 2018, the board of commissioners of Chelan County Public Utility District in Washington voted to stop reviewing applications for mining facilities following a review of the impact of existing operations. While we are not aware of the existence of any such restrictions in our planned mining locations in Texas and Ohio, new ordinances and other regulations at the federal, state and local levels can be introduced at any time. Specifically, those can be triggered by certain adverse weather conditions or natural disasters, see “—We are vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.”

Furthermore, if cryptocurrency mining becomes more widespread, government scrutiny related to restrictions on cryptocurrency mining facilities and their energy consumption may significantly increase. The considerable consumption of electricity by mining operators may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for Bitcoin mining activities. This, in turn, could lead to governmental measures restricting or prohibiting the use of electricity for Bitcoin mining activities. Any such development in the jurisdictions where we plan to operate could increase our compliance burdens and have a material adverse effect on our business, prospects, financial condition, and operating results.

Additionally, our mining operations could be materially adversely affected by power outages and similar disruptions. Given the power requirements for our mining equipment, it would not be feasible to run this equipment on back-up power generators in the event of a government restriction on electricity or a power outage. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be affected by price fluctuations in the wholesale and retail power markets.

While we anticipate that the majority our power arrangements will contain fixed power prices, we expect that they may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements is expected to have merchant power prices, or power prices reflecting market movements.

Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:

•	increases and decreases in generation capacity;

•	changes in power transmission or fuel transportation capacity constraints or inefficiencies;

•	volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

•

technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

•	federal and state power, market and environmental regulation and legislation; and

•	changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

We will be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business will be subject to the risks of severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business. As a substantial portion of our business and operations will be located in Texas and Ohio, we will be particularly vulnerable to disruptions affecting those states.

For example, in February 2021, Texas was hit with a major winter storm, which triggered power outages across the state for several days and left millions of homes, offices and factories without power. Although the power outages did not have a material impact on our power suppliers, future power outages may disrupt our business operations and adversely affect our results of operations. Furthermore, the grid damages that occurred in Texas could potentially lead to delays and increased prices in our procurement of certain equipment essential to our operations, such as switchgears, cables and transformers. This could adversely impact the anticipated timing of our initial buildout phase and therefore the time by which we are able to commence our operations.

While we anticipate that the majority of our power arrangements will contain fixed power prices, some portion of our power arrangements is expected to have merchant power prices, or power prices reflecting the market movements. In an event of a major power outage, such as the abovementioned power outage in Texas, the merchant power prices could be too high to make Bitcoin mining profitable. Furthermore, even the fixed-price power arrangements would still depend upon prevailing market prices to some degree. To extent the power prices increase significantly as result of severe weather conditions, natural disasters or any other causes, resulting in contract prices for power being significantly lower than current market prices, the counterparties under our power arrangements may refuse to supply power to us during that period of fluctuating prices, see “—We are exposed to risk of nonperformance by counterparties, including our counterparties under the planned power arrangements.”

From time to time, we may consider protecting against power price movements by adopting a more risk adverse power procurement strategy and hedging our power purchase prices, which would translate into additional hedging costs for us.

Furthermore, events such as the aforementioned outage in Texas may lead federal, state or regional government officials to introduce new legislation and requirements on power providers that may result in, among other things, restrictions on cryptocurrency mining operations in general.

We do not plan to carry business interruption insurance sufficient to compensate us for the losses that may result from interruptions in our operations as a result of system failures. A system outage or data loss, caused by it, could have a material adverse effect on our business, prospects, financial condition, and operating results.

We are exposed to risk of nonperformance by counterparties, including our counterparties under the planned power arrangements.

We are exposed to risk of nonperformance by counterparties, whether contractual or otherwise. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty’s financial condition and liquidity or for any other reason. For example, our counterparties under the planned power arrangements may be unable to deliver the required amount of power for a variety of technical or economic reasons. Furthermore, there is a risk that during a period of power price fluctuations or prolonged or sharp power price increases on the market, our counterparties may find it economically preferable to refuse to supply power to us, despite the contractual arrangements. Any significant nonperformance by counterparties, could have a material adverse effect on our business, prospects, financial condition, and operating results.

We are exposed to risks related to disruptions in the global supply chain for cryptocurrency hardware and difficulties in obtaining new hardware.

Our mining operations can only be successful and ultimately profitable if the costs associated with Bitcoin mining, including hardware and electricity costs, are lower than the price of Bitcoin itself. In the course of the normal operation of our cryptocurrency mining facilities, our miners will experience ordinary wear and tear and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. Declines in the condition of our miners will require us, over time, to repair or replace those miners. Additionally, as the technology evolves, we may be required to acquire newer models of miners to remain competitive in the market. Any upgrading process may require substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis.

As part of our strategy, we plan to leverage our relationship with Bitfury in obtaining certain necessary equipment (including containers, ASIC chips and servers) and services (including operational and maintenance support). For the risks related to our dependency on Bitfury, see “—Our success will be highly dependent upon maintaining a successful relationship with Bitfury and upon the ongoing provision of equipment and services by Bitfury pursuant to the Master Services and Supply Agreement.” However, we will potentially also need to obtain ASIC chips, miners and other critical equipment and materials related to data center construction and maintenance, such as containers, switch gears, transformers and cables, from third parties. Thus, we may be dependent on their timely supply at acceptable prices. There is a risk that a manufacturer or seller of miners may adjust the prices of its miners according to Bitcoin or other cryptocurrency prices, so the cost of new machines could become unpredictable and extremely high. As a result, at times, we may be forced to obtain miners and other hardware from third parties at premium prices, to the extent they are even available. Furthermore, we expect that we will significantly rely on foreign imports to obtain such equipment and materials. For example, we anticipate that the cryptocurrency miners for our operations will be imported from China and other parts of equipment and materials, including ASIC chips, will be manufactured in and imported from South Korea or Taiwan. Any global trade disruption, introductions of tariffs, trade barriers and bilateral trade frictions, together with any potential downturns in the global economy resulting therefrom, could adversely affect our necessary supply chains. Our third-party manufacturers, suppliers and sub-contractors may also experience disruptions by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions, such as those that were triggered by the COVID-19 pandemic, for example. Depending on the magnitude of such effects on our supply chain, shipments of parts for our miners, or any new miners that we order, may be delayed.

The global supply chain for cryptocurrency miners is presently heavily dependent on China, which has been severely affected by the COVID-19 pandemic. The global reliance on China as a main supplier of cryptocurrency miners has been called into question in the wake of the COVID-19 pandemic. China has also in the past limited the shipment of products in and out of its borders, which could negatively impact our ability to receive mining equipment from our China-based suppliers. Should similar outbreaks or other disruptions to the China-based global supply chain for cryptocurrency hardware occur, such as, for example, as result of worsening of the U.S. trade relations with China, including imposition of new tariffs, trade barriers and bilateral trade frictions, we may not be able to obtain adequate replacement parts for our miners, or to obtain additional miners, from the manufacturer on a timely basis. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

The properties in our mining network may experience damages, including damages that are not covered by insurance.

Our planned mining operations in Ohio and Texas, and any other future cryptocurrency mining sites we establish, will be subject to a variety of risks relating to physical condition and operation, including:

•	the presence of construction or repair defects or other structural or building damage;

•	any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;

•	any damage resulting from extreme weather conditions or natural disasters, such as hurricanes, earthquakes, fires, floods and snow or windstorms; and

•	claims by employees and others for injuries sustained at our properties.

For example, our cryptocurrency mining facilities could be rendered inoperable, temporarily or permanently, as a result of, among others, a fire or other natural disasters. The security and other measures we anticipate to take to protect against these risks may not be sufficient.

Additionally, our mines could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. For further details on our reliance on the power generating capacity, see “— Bitcoin mining activities are energy intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.” Our insurance is anticipated to cover the replacement costs of any lost or damaged miners, but will not cover any interruption of our mining activities. Our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mines in our network, such mines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mines.

Our loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

We have no operating history, and our success and future growth will to a significant degree depend on the skills and services of our management, including our Chief Executive Officer and Chief Financial Officer. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to set up and develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be significantly harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

Furthermore, the loss of key members of our management could inhibit our growth prospects. Our future success depends, in large part, on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, who have a sound understanding of our business and the cryptocurrency industry, for example, specialists in power contract negotiations and management, as well as data center specialists. As cryptocurrency, and specifically Bitcoin, mining, is a new and developing field, the market for highly qualified personnel in this industry is particularly competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

Cipher has an evolving business model.

As digital assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve, including as part of evolution in their regulatory treatment on the international and the U.S. federal, state and local levels. For more detail about the potential regulatory risks, see “Risk Factors—There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations”. As a result, our business model may need to evolve in order for us to stay current with the industry and to fully comply with the federal, as well as the applicable, state securities laws.

Furthermore, from time to time we may modify aspects of our business model or engage in various strategic initiatives, which may be complimentary to our mining operations in the United States. For further information on our strategy, see “Information about Cipher—Our Strategy—Retain flexibility in considering strategically adjacent opportunities complimentary to our business model”. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business, damage our reputation and limit our growth. Additionally, any such changes to our business model or strategy could cause us to become subject to additional regulatory scrutiny and a number of additional requirements, including licensing and permit requirements. All of the abovementioned factors may impose additional compliance costs on our business and higher expectations from regulators regarding risk management, planning, governance and other aspects of our operations.

Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector and we may fail to capitalize on certain important business and market opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may experience difficulties in effectively managing our initial buildout phase and, subsequently, managing our growth and expanding our operations.

We expect to experience significant growth in the scope of our operations. Our ability to manage our initial buildout phase and the planned second phase will require us to build upon and to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Additionally, rapid growth in our business may place a strain on our managerial, operational and financial resources and systems. We may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business, prospects, financial condition and operating results could be adversely affected.

Unfavorable global economic, business or political conditions, such as the global COVID-19 pandemic and the disruption caused by various countermeasures to reduce its spread, could adversely affect our business, prospects, financial condition, and operating results.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including conditions that are outside of our control, such as the impact of the current outbreak of the novel coronavirus disease (“COVID-19”). The COVID-19 pandemic that was declared on March 11, 2020 has caused significant economic dislocation in the United States and globally as governments of more than 80 countries across the world, including the United States, introduced measures aimed at preventing the spread of COVID-19, including, amongst others, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, quarantines and the imposition of both local and more widespread “work from home” measures. The spread of COVID-19 and the imposition of related public health measures have resulted in, and are expected to continue to result in, increased volatility and uncertainty in the cryptocurrency space. Any severe or prolonged economic downturn, as result of the COVID-19 pandemic or otherwise, could result in a variety of risks to our business and we cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely impact our business.

We may experience disruptions to our business operations resulting from supply interruptions, quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs. For example, we may experience delays in construction and delays in obtaining necessary equipment in a timely fashion. If we are unable to effectively set up and service our miners, our ability to mine Bitcoin will be adversely affected. The future impact of the COVID-19 pandemic is still highly uncertain and there is no assurance that the COVID-19 pandemic or any other pandemic, or other unfavorable global economic, business or political conditions, will not materially and adversely affect our business, prospects, financial condition, and operating results.

We will operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptocurrency ecosystem is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. In the future, we expect competition to further intensify with existing and new competitors, some of which may have substantially greater liquidity and financial resources than we do. We compete against a number of companies operating both within the United States and abroad. We may not be able to compete successfully against present or future competitors. We may not have the resources to compete with larger providers of similar services and, consequently, may experience great difficulties in expanding and improving our operations to remain competitive. For details on our current competitive landscape, see “Information about Cipher—Competition”.

Competition from existing and future competitors could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business model. Furthermore, we anticipate encountering new competition if we expand our operations to new locations geographically and into wider applications of blockchain, cryptocurrency mining and mining farm operations. If we are unable to expand and remain competitive, our business, prospects, financial condition and operating results could be adversely affected.

Facebook’s development of a cryptocurrency may adversely affect the value of Bitcoin and other cryptocurrencies.

In May 2019, Facebook announced its plans for a cryptocurrency called Libra, which faced significant government scrutiny. In July 2019, Facebook announced that Libra will not launch until all regulatory concerns have been met. Facebook rebranded the crytocurrency to Diem in 2020. The massive social network and 27 other partners are estimating that the Diem digital coin and Facebook’s corresponding digital wallet, would be a way to make sending payments around the world as easy as it is to send a photo. Facebook’s significant resources and ability to engage the world via social media may enable it to bring Diem to market rapidly and to deploy it across industries more rapidly and successfully than previous cryptocurrencies. Facebook’s size and market share may cause its cryptocurrency to succeed to the detriment and potential exclusion of existing cryptocurrencies, such as Bitcoin.

We may acquire other businesses, form joint ventures or make other investments that could negatively affect our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expenses.

From time to time, we may consider potential acquisitions, joint venture or other investment opportunities. We cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities.

Any future acquisitions also could result in the issuance of stock, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue shares of common stock, preferred stock or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing stockholders or provide rights to such preferred stock holders in priority over our common stock holders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using stock as consideration.

If we fail to develop, maintain, and enhance our brand and reputation, our business, operating results, and financial condition may be adversely affected.

We anticipate that our brand and reputation, particularly in the cryptocurrency ecosystem, will be an important factor in success and development of our business. As part of our strategy, we will seek to structure our relationships with Bitfury, our power suppliers and other potential partners as long-term partnerships, see “Information about Cipher—Our Strategy—Position ourselves as a leader on the global cost curve and maintain strong relationships with our industry partners”. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our power suppliers, service providers and other counterparties.

Furthermore, we believe that the importance of our brand and reputation may increase as competition further intensifies. Our brand and reputation could be harmed if we fail to perform under our agreements or if our public image were to be tarnished by negative publicity, unexpected events or actions by third parties. Unfavorable publicity about us, including our technology, personnel, and Bitcoin and cryptoassets generally could have an adverse effect on the engagement of our partners and suppliers and may result in our failure to maintain or expand our business and successfully execute our business model.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we plan to devote significant resources to develop policies and procedures to identify, monitor and manage our risks, we cannot assure you that our policies and procedures will always be effective against all types of risks, including unidentified or unanticipated risks, or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments.

We may infringe the intellectual property rights of others.

Our success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptocurrency space, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets solely for the purpose of making claims of infringement to extract settlements from companies like ours.

Our use of third-party intellectual property rights may be subject to claims of infringement or misappropriation. From time to time, third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments.

Furthermore, the occurrence of infringement claims may be likely to grow as the cryptocurrency ecosystem grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

To protect all of our confidential and proprietary information, we plan to rely upon trademarks, copyright and trade secret protection, as well as potentially patents, non-disclosure agreements and invention assignment agreements with employees, consultants and third parties. Some elements of our business model are based on unpatented trade secrets and know-how that are not publicly disclosed. In addition to contractual measures, we plan to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information.

The security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed, which could have an adverse effect on our business, operating results, and financial condition

Risks Related to Regulatory Framework

If we were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

•

it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a cryptocurrency mining business, specializing in Bitcoin. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.

While certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities. Our cryptocurrency mining activities will focus on Bitcoin; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise cryptocurrencies or assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the cryptocurrencies we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see “—There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.” If certain cryptocurrencies, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company.

If we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team and materially and adversely affect our business, financial condition and results of operations.

Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms could have a material adverse effect on us.

We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that cryptocurrencies, in particular Bitcoin, are securities. The SEC staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in our ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If regulatory changes or interpretations of our activities require our registration as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. For example, in August 2015, the New York State Department of Financial Services enacted the first U.S. regulatory framework for licensing participants in “virtual currency business activity”. The regulations, known as the “BitLicense”, are intended to focus on consumer protection and regulate the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibit any person or entity involved in such activity to conduct activities without a license.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

There is no one unifying principle governing the regulatory status of cryptocurrency nor whether cryptocurrency is a security in each context in which it is viewed. Regulatory changes or actions in one or more countries may alter the nature of an investment in us or restrict the use of digital assets, such as cryptocurrencies, in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Bitcoin is the oldest and most well-known form of cryptocurrency. Bitcoin and other forms of cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

Furthermore, in the several applications to establish an Exchange Traded Fund (“ETF”) of cryptocurrency, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate cryptocurrency under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. In March 2021, the bipartisan legislation titled “Eliminate Barriers to Innovation Act of 2021” was introduced in Congress. The main purpose of the Eliminate Barriers to Innovation Act of 2021 is to evaluate the current legal and regulatory framework around digital assets in the United States and define when the SEC may have jurisdiction over a particular token or cryptocurrency (i.e., when it is a security) and when the Commodity Futures Trading Commission (the “CFTC”) may have jurisdiction (i.e., when it is a commodity).

If regulatory changes or interpretations require the regulation of Bitcoin or other digital assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin or other cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or cryptocurrency among owners and require registration of trading platforms as “exchanges”.

Furthermore, when the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although, since we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate digital assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as requiring registration under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin and other cryptocurrencies under the law. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we plan to hold or expect to acquire for our own account.

Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.

One or more countries, such as China or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.

Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.

Risks Related to Cryptocurrency

We may lose our private key to our digital wallet, causing a loss of all of our digital assets.

Digital assets, such as cryptocurrencies, are stored in a so-called “digital wallet”, which may be accessed to exchange a holder’s digital assets, and is controllable by the processor of both the public key and the private key relating to this digital wallet in which the digital assets are held, both of which are unique. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. If the private key is lost, destroyed, or otherwise compromised, we may be unable to access our cryptocurrencies held in the related digital wallet which will essentially be lost. If the private key is acquired by a third party, then this third party may be able to gain access to our cryptocurrencies. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to continue as a going concern or could have a material adverse effect on our business, prospects, financial condition, and operating results.

The storage and custody of our Bitcoin assets and any other cryptocurrencies that we may potentially acquire or hold in the future are subject to cybersecurity breaches and adverse software events.

In addition to the risk of a private key loss to our digital wallet, see “—We may lose our private key to our digital wallet, destroying all of our digital assets”, the storage and custody of our digital assets could also be subject to cybersecurity breaches and adverse software events. In order to minimize risk, we plan to establish processes to manage wallets, or software programs where assets are held, that are associated with our cryptocurrency holdings.

A “hot wallet” refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in “cold” storage, but they are also more susceptible to hackers and other technical vulnerabilities. “Cold storage” refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our digital assets.

We generally plan to hold all of our cryptocurrencies in cold storage to reduce the risk of malfeasance; however we may also use third-party custodial wallets and from time to time we may use hot wallets or rely on other options that may develop in the future. If we use a custodial wallet, there can be no assurance that such services will be more secure than cold storage or other alternatives. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

Regardless of the storage method, the risk of damage to or loss of our digital assets cannot be wholly eliminated. If our security procedures and protocols are ineffective and our cryptocurrency assets are compromised by cybercriminals, we may not have adequate recourse to recover our losses stemming from such compromise. A security breach could also harm our reputation. A resulting perception that our measures do not adequately protect our digital assets could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our Bitcoin assets and any other cryptocurrencies we may potentially acquire or hold in the future may be subject to loss, theft, hacking, fraud risks and restriction on access.

There is a risk that some or all of our Bitcoin assets and any other cryptocurrencies we may potentially acquire or hold in the future could be lost or stolen. Hackers or malicious actors may launch attacks to steal or compromise cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are permanent by design of the networks. Certain features of cryptocurrency networks, such as decentralization, the open source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

Cryptocurrencies have suffered from a number of recent hacking incidents and several cryptocurrency exchanges and miners have reported large cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. For example, in August 2016, it was reported that almost 120,000 Bitcoin worth around $78 million were stolen from Bitfinex, a large Bitcoin exchange. The value of Bitcoin immediately decreased by more than 10% following reports of the theft at Bitfinex. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset exchange Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their exchange accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In January 2018, Japan-based exchange Coincheck reported that over $500 million worth of the digital asset NEM had been lost due to hacking attacks, resulting in significant decreases in the prices of Bitcoin, Ether and other digital assets as the market grew increasingly concerned about the security of digital assets. Following South Korean-based exchange Coinrail’s announcement in early June 2018 about a hacking incident, the price of Bitcoin and Ether dropped more than 10%. In September 2018, Japan-based exchange Zaif also announced that approximately $60 million worth of digital assets, including Bitcoin, was stolen due to hacking activities.

We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Cyber-attacks may also target our miners or third-parties and other services on which we depend. Any potential security breaches, cyber-attacks on our operations and any other loss or theft of our cryptocurrency assets, which could expose us to liability and reputational harm and could seriously curtail the utilization of our services.

Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets.

Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies from the transaction. While theoretically cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal.

Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a cryptocurrency or a theft thereof generally will not be reversible and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. The market participants, therefore, are presently reliant on existing private investigative entities to investigate any potential loss of our digital assets. These third-party service providers rely on data analysis and compliance of ISPs with traditional court orders to reveal information such as the IP addresses of any attackers. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects, financial condition and operating results, including our ability to continue as a going concern.

Acceptance and widespread use of cryptocurrency, in general, and Bitcoin, specifically, is uncertain.

Currently, there is a relatively limited use of any cryptocurrency in the retail and commercial marketplace, contributing to price volatility of cryptocurrencies. Price volatility undermines any cryptocurrency’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Furthermore, a significant portion of cryptocurrency demand, including demand for Bitcoin, is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on the value of Bitcoin or any other cryptocurrencies, and consequently our business, prospects, financial condition and operating results.

The open-source structure of the Bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol.

The Bitcoin network operates based on an open-source protocol, not represented by an official organization or authority. Instead it is maintained by a group of core contributors, largely on the Bitcoin Core project on GitHub.com. This group of contributors is currently headed by Wladimir J. van der Laan, the current lead maintainer. As the Bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. Although the MIT Media Lab’s Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner.

There can be no guarantee that developer support will continue or be sufficient in the future. Additionally, some development and developers are funded by companies whose interests may be at odds with other participants in the network or with investors’ interests. To the extent that material issues arise with the Bitcoin network protocol and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, the Bitcoin network and consequently our business, prospects, financial condition and operating results could be adversely affected.

Significant contributors to all or a network for any particular digital asset, such as Bitcoin, could propose amendments to the respective network’s protocols and software that, if accepted and authorized by such network, could adversely affect our business.

The Bitcoin network is maintained by a group of contributors, largely on the Bitcoin Core project on GitHub.com, currently headed by Wladimir J. van der Laan, see “—The open-source structure of the Bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol”. These individuals can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin, including the irreversibility of transactions and limitations on the mining of new Bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums.

If a developer or group of developers proposes a modification to the Bitcoin network that is not accepted by a majority of miners and users, but that is nonetheless accepted by a substantial plurality of miners and users, two or more competing and incompatible blockchain implementations could result, with one running the pre-modification software program and the other running the modified version (i.e., a second “Bitcoin network”). This is known as a “hard fork”. Such a hard fork in the blockchain typically would be addressed by community-led efforts to reunite the forked blockchains, and several prior forks have been resolved successfully. However, a “hard fork” in the blockchain could materially and adversely affect the perceived value of Bitcoin as reflected on one or both incompatible blockchains. Additionally, a “hard fork” will decrease the number of users and miners available to each fork of the blockchain as the users and miners on each fork blockchain will not be accessible to the other blockchain and, consequently, there will be fewer block rewards and transaction fees may decline in value. Any of the above could have a material adverse effect on our business, prospects, financial condition, and operating results.

A temporary or permanent blockchain “fork” could have a negative effect on digital assets’ value.

In August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process. Since then, Bitcoin has been forked numerous times to launch new digital assets, such as Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. These forks effectively result in a new blockchain being created with a shared history, and new path forward, and they have a different “proof of work” algorithm and other technical changes.

The value of the newly created Bitcoin Cash and the other similar digital assets may or may not have value in the long run and may affect the price of Bitcoin if interest is shifted away from Bitcoin to these newly created digital assets. The value of Bitcoin after the creation of a fork is subject to many factors including the value of the fork product, market reaction to the creation of the fork product, and the occurrence of forks in the future.

Furthermore, a hard fork can introduce new security risks. For example, when Ethereum and Ethereum Classic split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued trading venues through at least October 2016. An exchange announced in July 2016 that it had lost 40,000 Ether from the Ethereum Classic network, which was worth about $100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the Bitcoin network, thereby making the network more susceptible to attack.

A fork could also be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software that users run. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of Bitcoin while resisting community-led efforts to merge the two chains. This would result in a permanent fork, as in the case of Ethereum and Ethereum Classic, as detailed above.

If a fork occurs on a digital asset network which we are mining, such as Bitcoin, or hold digital assets in, it may have a negative effect on the value of the digital asset and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Because there has been limited precedent set for financial accounting for Bitcoin and other cryptocurrency assets, the determinations that we have made for how to account for cryptocurrency assets transactions may be subject to change.

Because there has been limited precedent set for the financial accounting for Bitcoin and other cryptocurrency assets and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for cryptocurrency transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change the accounting methods we currently intend to employ in respect of our anticipated revenues and assets and restate any financial statements produced based on those methods. Such a restatement could adversely affect our business, prospects, financial condition and results of operation.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

Digital assets, such as Bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the digital asset networks are prominent, but not unique, parts. The growth of the digital asset industry, in general, and the digital asset networks, in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

•	continued worldwide growth in the adoption and use of Bitcoin and other digital assets;

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government and quasi-government regulation of Bitcoin and other digital assets and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems;

•	the maintenance and development of the open-source software protocol of the Bitcoin network and Ether network;

•	changes in consumer demographics and public tastes and preferences;

•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	general economic conditions and the regulatory environment relating to digital assets; and

•	the impact of regulators focusing on digital assets and digital securities and the costs associated with such regulatory oversight.

The outcome of these factors could have negative effects on our ability to pursue our business strategy, which could have a material adverse effect on our business, prospects, financial condition, and operating results as well as potentially negative effect on the value of Bitcoin or any other cryptocurrencies we may potentially acquire or hold in the future.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that provide Bitcoin or other cryptocurrency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to maintain these services for our business.

The difficulty that many businesses that provide Bitcoin or other cryptocurrency-related services have and may continue to have in finding banks and financial institutions willing to provide them services may decrease the usefulness of cryptocurrencies as a payment system and harm public perception of cryptocurrencies. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses providing Bitcoin or other cryptocurrency-related services. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and commodities exchanges, the over the counter market and the Depository Trust Company. Such factors would have a material adverse effect on our business, prospects, financial condition, and operating results.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, which widespread acceptance is necessary to the continued growth and development of our business.

Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and “sharding”, which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block.

However, there is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective, or how long they will take to become effective, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business intends to rely on presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results and potentially the value of any Bitcoin or other cryptocurrencies we may potentially acquire or hold in the future.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that may adversely affect our business, prospects, financial condition, and operating results.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network (the so-called “double-spend” or “51%” attacks), including the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control.

Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

For example, in late May and early June 2014, a mining pool known as GHash.io approached and, during a 24- to 48-hour period in early June may have exceeded, the threshold of 50% of the processing power on the Bitcoin network. To the extent that GHash.io did exceed 50% of the processing power on the network, reports indicate that such threshold was surpassed for only a short period, and there are no reports of any malicious activity or control of the blockchain performed by GHash.io. Furthermore, the processing power in the mining pool appears to have been redirected to other pools on a voluntary basis by participants in the GHash.io pool, as had been done in prior instances when a mining pool exceeded 40% of the processing power on the Bitcoin network. In the recent years, there have been also a series of 51% attacks on a number of other cryptocurrencies, including Verge and Ethereum Classic, which suffered three consecutive attacks in August 2020.

The approach towards and possible crossing of the 50% threshold indicate a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the cryptocurrency ecosystem does not act to ensure greater decentralization of cryptocurrency mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

The price of cryptocurrencies may be affected by the sale of such cryptocurrencies by other vehicles investing in cryptocurrencies or tracking cryptocurrency markets.

The global market for cryptocurrency is characterized by supply constraints that differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain cryptocurrencies are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in cryptocurrencies or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for cryptocurrencies, large redemptions of the securities of those vehicles and the subsequent sale of cryptocurrencies by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the cryptocurrency inventory we plan to hold. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may face risks of Internet disruptions, which could have a material adverse effect on the price of cryptocurrencies.

A disruption of the Internet may affect the use of cryptocurrencies and subsequently the value of our securities. Generally, cryptocurrencies and our business of mining cryptocurrencies is dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have a material adverse effect on the price of cryptocurrencies and, consequently, our business, prospects, financial condition, and operating results.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of Bitcoin and other cryptocurrencies, which could increase the price of Bitcoin and other cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease and fluctuations as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and our investors.

Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to selling digital assets. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to Cryptocurrency Mining

Bitcoin is the only cryptocurrency that we currently plan to mine and, thus, our future success will depend in large part upon the value of Bitcoin; the value of Bitcoin and other cryptocurrencies may be subject to pricing risk and has historically been subject to wide swings

Our operating results will depend in large part upon the value of Bitcoin because it is the only cryptocurrency that we currently plan to mine. Specifically, our revenues from our cryptocurrency mining operations are expected to be based upon two factors: (1) the number of block rewards that we successfully mine and (2) the value of Bitcoin. For further details on how our operating results may be directly impacted by changes in the value of Bitcoin, see “—Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to bitcoin holdings.”

Furthermore, in our operations we intend to use application-specific integrated circuit (“ASIC”) chips and machines (which we refer to as “miners”), which are principally utilized for mining Bitcoin. Such miners cannot mine other cryptocurrencies, such as Ether, that are not mined utilizing the “SHA-256 algorithm”.

If other cryptocurrencies were to achieve acceptance at the expense of Bitcoin, causing the value of Bitcoin to decline, or if Bitcoin were to switch its “proof of work” algorithm from SHA-256 to another algorithm for which the miners we plan to use are not specialized (see “—There is a possibility of cryptocurrency mining algorithms transitioning to “proof of stake” validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business”), or the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, our business, prospects, financial condition, and operating results would be adversely affected.

Bitcoin and other cryptocurrency market prices have historically been volatile. Our business may be adversely affected if the markets for Bitcoin deteriorate or if its prices decline, including as a result of the following factors:

•	the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduces the block reward earned by miners;

•	disruptions, hacks, “forks”, 51% attacks, or other similar incidents affecting the Bitcoin blockchain network;

•	hard “forks” resulting in the creation of and divergence into multiple separate networks;

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informal governance led by Bitcoin’s core developers that lead to revisions to the underlying source code or inactions that prevent network scaling, and which evolve over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;

•	the ability for Bitcoin blockchain network to resolve significant scaling challenges and increase the volume and speed of transactions;

•	the ability to attract and retain developers and customers to use Bitcoin for payment, store of value, unit of accounting, and other intended uses;

•	transaction congestion and fees associated with processing transactions on the Bitcoin network;

•	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Satoshi’s Bitcoin assets;

•	negative public perception of Bitcoin;

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development in mathematics, technology, including in digital computing, algebraic geometry, and quantum computing that could result in the cryptography being used by Bitcoin becoming insecure or ineffective; and

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laws and regulations affecting the Bitcoin network or access to this network, including a determination that Bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

Furthermore, Bitcoin pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile or creating “bubble” type risks for Bitcoin. Some market observers have asserted that the Bitcoin market is experiencing a “bubble” and have predicted that, in time, the value of Bitcoin will fall to a fraction of its current value, or even to zero. Bitcoin has not been in existence long enough for market participants to assess these predictions with any precision, but if these observers are even partially correct, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to Bitcoin holdings.

Our historical financial statements, including those for the period from January 7, 2021 (inception) to January 31, 2021, do not fully reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of Bitcoin.

The price of Bitcoin has historically been subject to dramatic price fluctuations and is highly volatile. We intend to determine the fair value of our Bitcoin based on quoted (unadjusted) prices on the active exchange that we have determined is our principal market for Bitcoin. We intend to perform an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicate that it is more likely than not that any of our Bitcoin assets is impaired. In determining if an impairment has occurred, we will consider the lowest price of one Bitcoin quoted on the active exchange at any time since acquiring the specific Bitcoin held. If the carrying value of a Bitcoin exceeds that lowest price at any time during the quarter, an impairment loss is deemed to have occurred with respect to that Bitcoin in the amount equal to the difference between its carrying value and such lowest price, and subsequent increases in the price of Bitcoin will not affect the carrying value of our Bitcoin. Gains (if any) are not recorded until realized upon sale, at which point they would be presented net of any impairment losses. In determining the gain to be recognized upon sale, we intend to calculate the difference between the sale price and carrying value of the specific Bitcoin sold immediately prior to sale.

As a result, any decrease in the fair value of Bitcoin below our carrying value for such assets at any time since their acquisition will require us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on our financial condition and operating results.

Any periodic adjustments to the digital asset networks, such as Bitcoin, regarding the difficulty for block solutions, with reductions in the aggregate hashrate or otherwise, could have a material adverse effect on our business, prospects, financial condition, and operating results. If the award of new Bitcoin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power, or hashrate, to solve blocks and confirmations of transactions on the Bitcoin blockchain could be slowed.

Bitcoin miners record transactions when they solve for and add blocks of information to the blockchain. They generate revenue from both newly created Bitcoin, known as the “block reward” and from fees taken upon verification of transactions, see “Information about Cipher—Our Planned Cryptocurrency Operations—Expected Revenue Structure”.

If the aggregate revenue from transaction fees and the block reward is below a miner’s cost, the miner may cease operations. If the award of new units of Bitcoin for solving blocks declines and/or the difficulty of solving blocks increases, and transaction fees voluntarily paid by participants are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. For example, the current fixed reward for solving a new block on the Bitcoin network is 6.25 Bitcoins per block; the reward decreased from 12.5 Bitcoin in May 2020, which itself was a decrease from 25 Bitcoin in July 2016. It is estimated that it will “halve” again in about four years after the previous halving.

This reduction may result in a reduction in the aggregate hashrate of the Bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the aggregate hashrate on the Bitcoin network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions). Moreover, a reduction in the hashrate expended by miners on any digital asset network could increase the likelihood of a malicious actor or botnet obtaining control in excess of fifty percent (50%) of the aggregate hashrate active on such network or the blockchain, potentially permitting such actor to manipulate the blockchain, see “—If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that may adversely affect our business, prospects, financial condition, and operating results”.

Periodically, the Bitcoin network has adjusted the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten (10) minute confirmation time targeted by the Bitcoin network protocol. We believe that from time to time there will be further considerations and adjustments to the networks, such as Bitcoin and Ether, regarding the difficulty for block solutions. More significant reductions in the aggregate hashrate on digital asset networks could result in material, though temporary, delays in block solution confirmation time. Any reduction in confidence in the confirmation process or aggregate hashrate of any digital asset network may negatively impact the value of digital assets, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Transactional fees may decrease demand for Bitcoin and prevent expansion.

As the number of Bitcoins awarded in the form of block rewards for solving a block in a blockchain decreases, the relative incentive for miners to continue to contribute to the Bitcoin network may transition to place more importance on transaction fees.

If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our reliance on any particular model of miner may subject our operations to increased risk of failure.

The performance and reliability of our miners and our technology will be critical to our reputation and our operations. If there are any technological issues with our miners, our entire system could be affected. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to our miners may affects all our miners, and if a defect other flaw is exploited, our entire mine could go offline simultaneously. Furthermore, upon its availability, we plan to use miners equipped Bitfury’s new eighth generation 5nm ASIC chip, the so-called NIVEN chip, see “Information about Cipher—Bitcoin Mining Technology”. Any technological issues with those miners or the NIVEN chip may force us to incur high replacement costs and lead to potential interruptions of our mining activities.

Any interruption, delay or system failure could have a material adverse effect on our business, prospects, financial condition, and operating results.

There is a possibility of cryptocurrency mining algorithms transitioning to “proof of stake” validation and other mining related risks, which could make us less competitive and ultimately adversely affect our business.

“Proof of stake” is an alternative method in validating cryptocurrency transactions. Should the Bitcoin network shift from a “proof of work” validation method to a “proof of stake” validation method, mining would require less energy and may render companies, such as ours, that may be perceived as advantageously positioned in the current climate, for example, due to lower priced electricity, processing, real estate, or hosting, less competitive.

Our business model and our strategic efforts are fundamentally based upon the “proof of work” validation method and the assumption that use of lower priced electricity in our cryptocurrency mining operations will make our business model more resilient to fluctuations in Bitcoin price and will generally provide us with certain competitive advantage. See “Information about Cipher—Our Key Strengths— Cost leadership with low cost electricity supply and resilient business model with downside protection against drops in Bitcoin prices” and “—Bitcoin mining activities are energy intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours.” Consequently, if the cryptocurrency mining algorithms transition to “proof of stake” validation, we may be exposed to the risk of losing the benefit of our perceived competitive advantage that we hope to gain and our business model may need to be reevaluated. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results, including our ability to continue as a going concern.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards.

New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently plan to utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the cryptocurrency industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business, prospects, financial condition and operating results could be adversely affected.

To the extent that the profit margins of Bitcoin mining operations are not high, operators of Bitcoin mining operations are more likely to immediately sell Bitcoin rewards earned by mining in the market, thereby constraining growth of the price of Bitcoin that could adversely impact us, and similar actions could affect other cryptocurrencies.

Over the past several years, Bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power is predominantly added by incorporated and unincorporated “professionalized” mining operations.

Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. They require the investment of significant capital for the acquisition of this hardware, the leasing of operating space (often in data centers or warehousing facilities), incurring of electricity costs and the employment of technicians to operate the mining farms. As a result, professionalized mining operations are of a greater scale than prior miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of Bitcoin.

To the extent the price of Bitcoin declines and such profit margin is constrained, professionalized miners are incentivized to more immediately sell Bitcoin earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined Bitcoin for more extended periods. The immediate selling of newly mined Bitcoin greatly increases the trading volume of Bitcoin, creating downward pressure on the market price of Bitcoin rewards.

The extent to which the value of Bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined Bitcoin rapidly if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing Bitcoin prices. Lower Bitcoin prices could result in further tightening of profit margins for professionalized mining operations creating a network effect that may further reduce the price of Bitcoin until mining operations with higher operating costs become unprofitable forcing them to reduce mining power or cease mining operations temporarily.

The foregoing risks associated with Bitcoin could be equally applicable to other cryptocurrencies, whether existing now or introduced in the future. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that digital asset network, which could adversely impact an investment in us.

To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Bitcoin users to pay transaction fees as a substitute for or in addition to the award of new Bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.

Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Demand for Bitcoin is driven, in part, by its status as one of the most prominent and secure digital assets. It is possible that digital assets, other than Bitcoin, could have features that make them more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for Bitcoin, which could have a negative impact on the price of Bitcoin and have a material adverse effect on our business, prospects, financial condition, and operating results

Bitcoin, as an asset, holds a “first-to-market” advantage over other digital assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage.

Despite the marked first-mover advantage of the Bitcoin network over other digital asset networks, it is possible that another digital asset could become materially popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the Bitcoin contributor community or a perceived advantage of an altcoin that includes features not incorporated into Bitcoin. If a digital asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce Bitcoin’s market share as well as other digital assets we may become involved in and have a negative impact on the demand for, and price of, such digital assets and could have a material adverse effect on our business, prospects, financial condition, and operating results.

Bitcoin and any other cryptocurrencies that could be held by us are not insured and not subject to FDIC or SIPC protections.

Bitcoin and any other cryptocurrencies that could be held by us are not insured. Therefore, any loss that we may suffer with respect to our cryptocurrencies is not covered by insurance and no person may be liable in damages for such loss, which could adversely affect our operations. We will not hold our Bitcoin or any other cryptocurrencies that we may hold with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, our cryptocurrencies will also not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Risks Related to GWAC and the Business Combination

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to GWAC prior to the consummation of the Business Combination.

The Sponsors, the Anchor Investors, and our officers and directors, have agreed to vote their Private Shares in favor of the Business Combination, regardless of how GWAC’s public stockholders vote.

As of the date of this proxy statement/prospectus, the Sponsor, the Anchor Investors and our officers and directors, own of record and are entitled to vote an aggregate of approximate 20.8% of the outstanding shares of GWAC common stock (excluding warrants). Pursuant to the GWAC Support Agreement and the GWAC Letter Agreement, they have agreed to vote their GWAC Founder Shares, GWAC Private Placement Shares and (except in the case of the Anchor Investors) any public shares held by them in favor of the Business Combination, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsor, our officers and directors, to vote in favor of each of the proposals at the GWAC Special Meeting will increase the likelihood that GWAC will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby.

The Sponsor and some of GWAC’s directors and executive officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the GWAC Board’s recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, our stockholders should be aware that the Sponsor and certain directors and officers of GWAC have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders generally. These interests include:

•	the fact that the Founders have agreed not to redeem any of the GWAC Founder Shares in connection with a stockholder vote to approve a proposed Business Combination;

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the continued right of the Founders to hold the New Cipher’s common stock and the shares of New Cipher common stock to be issued to the Sponsor upon exercise of its private placement warrants following the Transactions, subject to certain lock-up periods;

•

if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the completion window, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•

the fact that the Founders will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the completion window;

•

the fact that the Founders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if we fail to complete an initial business combination within the completion window; and

•

the fact that at the Closing, the Founder will enter into the Registration Rights Agreement with GWAC, Cipher and the Cipher Stockholder, which provides for, among other things, registration rights, including, among other things, customary demand, shelf and piggy-back rights, subject to certain restrictions and customary cut-back provisions with respect to the shares of New Cipher common stock or warrants to purchase shares of New Cipher common stock held by certain parties following the Closing.

The personal and financial interests of our officers and directors may have influenced their motivation in identifying and selecting Cipher, completing the Business Combination and may influence their operation of New Cipher following the Business Combination. This risk may become more acute as the deadline of July 22, 2022 for completing an initial business combination nears.

In addition, we have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. We do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

The GWAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the GWAC’s shareholders that they vote “FOR” the proposals presented at the Special Meeting. In considering the recommendations of the GWAC Board to vote for the proposals, its shareholders should consider these interests.

The GWAC Board has not obtained a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

The GWAC Board is not required to, and did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Transactions. In analyzing the Business Combination, the GWAC Board and management conducted due diligence on Cipher. The fair market value of Cipher has been determined by GWAC Board based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. GWAC’s stockholders will be relying on the judgment of the GWAC Board with respect to such matters.

Accordingly, investors will be relying solely on the judgment of the GWAC Board in valuing Cipher’s business, and assuming the risk that the GWAC Board may not have properly valued such business. The lack of a third-party valuation or fairness opinion may also lead an increased number of stockholders to vote against the proposed business combination or demand redemption of their shares for cash, which could potentially impact GWAC’s ability to consummate the Business Combination. For more information on the GWAC Board’s decision-making process, see “Proposal No. 1—The Business Combination Proposal—GWAC Board’s Reasons for the Business Combination.”

Furthermore, since the Sponsor and GWAC’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Cipher is appropriate as our initial business combination. See “—The Sponsor and some of GWAC’s directors and executive officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination proposal and approval of the other proposals described in this proxy statement/prospectus.”

The Sponsor is liable to ensure that proceeds of the trust are not reduced by vendor claims in the event a business combination is not consummated. The Sponsor has also agreed to pay for any liquidation expenses if a business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Transactions.

If the Transactions or another business combination are not consummated by GWAC within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by GWAC for services rendered or contracted for or products sold to GWAC. If GWAC consummates a business combination, including the Transactions, on the other hand, GWAC will be liable for all such claims. Neither GWAC nor the Sponsor has any reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to GWAC. Please see the section entitled “Other Information Related to GWAC—Liquidation if no Business Combination” for further information.

These obligations of the Sponsor may have influenced the Sponsor’s decision to approve the Transactions and to continue to pursue such business combination. Each of the Founders has an indirect economic interest in the GWAC Founder Shares and the GWAC Private Placement Warrants purchased by the Sponsor as a result of his or her membership interest in the Sponsor. In considering the recommendations of the GWAC Board to vote for the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, GWAC’s stockholders should consider these interests.

The exercise of GWAC’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes to the terms of the Transactions or waivers of conditions are appropriate and in GWAC’s stockholders’ best interest.

In the period leading up to Closing, events may occur that, pursuant to the Merger Agreement, would require GWAC to agree to amend the Merger Agreement, to consent to certain actions taken by Cipher or to waive rights that GWAC is entitled to under, or conditions of, the Merger Agreement. Such events could arise because of a request by Cipher to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Cipher’s business and would entitle GWAC to terminate the Merger Agreement. In any of such circumstances, it would be at GWAC’s discretion, acting through the GWAC Board, to grant its consent or waive those rights or conditions. The existence of the financial and personal interests of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for GWAC and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, GWAC does not believe there will be any material changes or waivers that GWAC’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. While certain changes could be made without further shareholder approval, GWAC will circulate a new or amended proxy statement/prospectus or supplement thereto if changes to the terms of the Transactions that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

If GWAC is unable to complete the Transactions or another initial business combination by July 22, 2022, GWAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the GWAC Board, dissolving and liquidating. In such event, third parties may bring claims against GWAC and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

Under the terms of Current Certificate of Incorporation, GWAC must complete a business combination before the end of the completion window, or GWAC must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the GWAC Board, dissolving and liquidating. In such event, third parties may bring claims against GWAC. Although GWAC has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of GWAC’s public stockholders. If GWAC is unable to complete a business combination within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by GWAC for services rendered or contracted for or products sold to GWAC. However, they may not be able to meet such obligation. Therefore, the per-share distribution from the trust account in such a situation may be less than $10.00 due to such claims.

Additionally, if GWAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if GWAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, GWAC may not be able to return to its public stockholders at least $10.00 per share.

GWAC’s stockholders may be held liable for claims by third parties against GWAC to the extent of distributions received by them.

If GWAC is unable to complete the Transactions or another business combination within the completion window, GWAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the GWAC Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. GWAC cannot assure you that it will properly assess all claims that may be potentially brought against GWAC. As such, GWAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, GWAC cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by GWAC.

If GWAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by GWAC’s stockholders. Furthermore, because GWAC intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the GWAC Board may be viewed as having breached their fiduciary duties to GWAC’s creditors and/or may have acted in bad faith, and thereby exposing itself and GWAC to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. GWAC cannot assure you that claims will not be brought against it for these reasons.

Activities taken by existing GWAC’s shareholders to increase the likelihood of approval of the business combination proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on GWAC’s securities.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding GWAC or its securities, the Sponsor, directors, officers, advisors or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GWAC Common Stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Transactions where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on GWAC’s securities. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares they own, either prior to or immediately after the special meeting.

GWAC’s stockholders will experience dilution as a consequence of, among other transactions, the issuance of New Cipher common stock as consideration in the Business Combination and due to future issuances pursuant to the Incentive Award Plan. Having a minority share position in New Cipher may reduce the influence that GWAC’s current stockholders have on the management of New Cipher.

It is anticipated that, upon completion of the Business Combination, (i) the Cipher including through the Bitfury Private Placement (as defined below), will own, collectively, approximately 77.66% of the outstanding New Cipher Common Stock; (ii) GWAC’s public stockholders (other than the PIPE Investors) will retain an ownership interest of approximately 6.44% of the outstanding New Cipher Common Stock; (iii) the PIPE Investors (for the avoidance of doubt, excluding the Cipher Stockholder) will own approximately 14.2% of the outstanding New Cipher Common Stock; (iv) the Sponsor (and its affiliates) will own approximately 0.29% of the outstanding New Cipher Common Stock, and (v) the Private Placement Shareholders (as defined below) will own approximately 1.41% of the outstanding New Cipher Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest: (i) exclude the impact of the shares of GWAC’s underlying warrants, (ii) assume that no public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the trust account and (iii) assume the transaction expenses of the parties to the Merger Agreement of approximately $44 million. These indicative levels of ownership interest would amount to approximately 82.43%, 0.720%, 15.0718%, 0.301% and 1.500.51% respectively, assuming the maximum redemptions scenario, where 15.2 million of GWAC Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) in which case, GWAC will still have sufficient cash to satisfy the Avfailale Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement.

In addition, Cipher employees, directors and consultants hold, and after the business combination, may be granted, equity awards and/or purchase rights under the Incentive Award Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Cipher common stock.

The issuance of additional shares of New Cipher common stock will significantly dilute the equity interests of existing holders of GWAC securities and may adversely affect prevailing market prices for New Cipher common stock or public warrants. Having a minority ownership interest in New Cipher may reduce the influence that GWAC’s current public stockholders have on the management of New Cipher.

The Sponsor, the Cipher Stockholder and the PIPE Investors will beneficially own a significant equity interest in GWAC and may take actions that conflict with your interests.

The interests of the Sponsor, the Cipher Stockholder and the PIPE Investors may not align with the interests of GWAC and its other stockholders. The Sponsor, the Cipher Stockholder and the PIPE Investors are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with GWAC. The Sponsor, the Cipher Stockholder and the PIPE Investors, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to GWAC’s business and, as a result, those acquisition opportunities may not be available to us. The Proposed Certificate of Incorporation provides that certain parties may engage in competitive businesses and renounces any entitlement to certain corporate opportunities offered to the PIPE Investors or any of their managers, officers, directors, equity holders, members, principals, affiliates and subsidiaries (other than GWAC and its subsidiaries) that are not expressly offered to them in their capacities as directors or officers of GWAC. The Proposed Certificate of Incorporation also provides that certain parties or any of their managers, officers, directors, equity holders, members, principals, affiliates and subsidiaries (other than GWAC and its subsidiaries) do not have any fiduciary duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as GWAC or any of its subsidiaries.

We may issue additional shares of New Cipher common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of New Cipher common stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or under the Incentive Award Plan, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of New Cipher common stock or other equity securities of equal or senior rank could have the following effects:

•	your proportionate ownership interest in GWAC will decrease;

•	the relative voting strength of each previously outstanding share of GWAC Common Stock may be diminished; or

•	the market price of our shares of GWAC stock may decline.

Cipher’s financial forecasts, which were presented to the GWAC Board and are included in this proxy statement/prospectus, may not prove accurate.

In connection with the Transactions, GWAC management presented certain forecasted financial information for Cipher to the GWAC Board, which was internally prepared and provided by Cipher, and adjusted by GWAC management to take into consideration the consummation of the Transactions (assuming that no shares of GWAC Common Stock are elected to be redeemed by GWAC’s shareholders), as well as certain adjustments that were appropriate in their judgment and experience. The forecasts were based on numerous variables and assumptions known to Cipher and GWAC at the time of preparation. Such variables and assumptions are inherently uncertain and many are beyond the control of Cipher or GWAC. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of Cipher (including its ability to achieve a timely buildout of oeprations, strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, general business and economic conditions. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.

GWAC and Cipher have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the business combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by GWAC if the Business Combination is not completed.

Each of GWAC and Cipher has incurred and expects that it will incur significant, non-recurring costs in connection with the Business Combination and operating as a public company following the Closing. GWAC and Cipher may also incur additional costs to retain key employees. GWAC and Cipher will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination, which will be paid by New Cipher following the Closing. Even if the Business Combination is not completed, GWAC expects to incur approximately $             million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by GWAC if the Business Combination is not completed.

Warrants will become exercisable for New Cipher common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of              shares of New Cipher common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Cipher common stock will be issued, which will result in dilution to the holders of New Cipher common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Cipher common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See “—Even if GWAC consummates the Business Combination, there is no guarantee that the GWAC Public Warrants will ever be in the money, and they may expire worthless.”

Even if GWAC consummates the Business Combination, there is no guarantee that the GWAC Public Warrants will ever be in the money, and they may expire worthless.

The exercise price for GWAC Public Warrants is $11.50 per share of GWAC Common Stock. There is no guarantee that the GWAC Public Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. If GWAC is unable to complete an initial business combination, GWAC’s Public Warrants may expire worthless.

The consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.

The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Merger. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Merger may not be completed. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or GWAC or Cipher may elect to terminate the merger agreement in certain other circumstances. See “Proposal No.1—The Business Combination Proposal—The Merger Agreement—Termination”.

Termination of the Business Combination could negatively impact GWAC and Cipher.

If the Business Combination is not completed for any reason, including as a result of GWAC or Cipher stockholders declining to approve the proposals required to effect the Merger, the ongoing business of GWAC may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, GWAC would be subject to a number of risks, including the following:

•

GWAC may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the merger will be completed);

•	GWAC will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not it is completed; and

•

since the Merger Agreement restricts the conduct of GWAC’s businesses prior to completion of the Merger, GWAC may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Following the Closing, GWAC’s only significant asset will be its ownership interest in the Cipher business and such ownership may not be sufficiently profitable or valuable to enable GWAC to pay any dividends on New Cipher common stock or satisfy GWAC’s other financial obligations.

Following the Closing, GWAC will have no direct operations and no significant assets other than its ownership interest in the Cipher business. GWAC will depend on the Cipher business for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends with respect to New Cipher common stock. The earnings from, or other available assets of, the Cipher business may not be sufficient to pay dividends or make distributions or loans to enable GWAC to pay any dividends on New Cipher common stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to the business combination. Please see the sections titled “GWAC’s Management’s Discussion and Analysis of

Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Cipher’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.

Following the Closing, New Cipher may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Cipher’s financial condition, results of operations and its stock price, which could cause you to lose some or all of your investment.

Although GWAC has conducted due diligence on the Cipher business, GWAC cannot assure you that this diligence will surface all material issues that may be present in such business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Cipher business and outside of GWAC’s and Cipher’s control will not later arise. As a result of these factors, New Cipher may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if GWAC’s due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with GWAC’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on New Cipher’s financial condition and results of operations and could contribute to negative market perceptions about our securities or New Cipher

Accordingly, any of GWAC’s stockholders or warrant holders who choose to remain stockholders or warrant holders of New Cipher following the business combination could suffer a reduction in the value of their shares and warrants. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the business combination contained an actionable material misstatement or material omission.

A market for GWAC’s securities may not continue, which would adversely affect the liquidity and price of GWAC’s securities.

GWAC is currently a blank check company and there has not been a public market for shares of Cipher common stock since it is a private company. Following the Business Combination, the price of GWAC’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for GWAC’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of GWAC’s securities after the Business Combination can vary due to general economic conditions and forecasts, GWAC’s general business condition and the release of GWAC’s financial reports.

In the absence of a liquid public trading market:

•	you may not be able to liquidate your investment in shares of the GWAC Common Stock;

•	you may not be able to resell your shares of GWAC Common Stock at or above the price attributed to them in the Business Combination;

•	the market price of shares of GWAC Common Stock may experience significant price volatility; and

•	there may be less efficiency in carrying out your purchase and sale orders.

Additionally, if GWAC’s securities become delisted from the Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of GWAC’s securities may be more limited than if GWAC was quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of New Cipher common stock may decline.

If the benefits of the Business Combination do not meet the expectations of investors, stockholders or securities analysts, the market price of New Cipher common stock following the Closing may decline. The market price of New Cipher common stock at the time of the Business Combination may vary significantly from the market price of GWAC Common Stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which GWAC’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of GWAC’s securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for stock relating to the Cipher business and trading in shares of GWAC Common Stock has not been active. Accordingly, the valuation ascribed to the Cipher business and GWAC Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination.

The trading price of New Cipher common stock following the business combination may fluctuate substantially and may be lower than the current market price of GWAC Common Stock. This may be especially true for companies like ours with a small public float. If an active market for GWAC’s securities develops and continues, the trading price of GWAC’s securities following the business combination could be volatile and subject to wide fluctuations. The trading price of New Cipher common stock following the Business Combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond New Cipher’s control and may not be related to New Cipher’s operating performance. These fluctuations could cause you to lose all or part of your investment in New Cipher common stock since you might be unable to sell your shares at or above the price attributed to them in the Business Combination.

In evaluating Cipher’s business for the Business Combination, our management has relied on the availability of all of the funds from the PIPE Financing and the Bitfury Private Placement in connection with the Merger. If the sale of some or all of the subscription shares fails to close, we may lack sufficient funds to consummate the Business Combination.

In connection with the Business Combination, we entered into the Subscription Agreements for the PIPE Financing and the Bitfury Private Placement for an aggregate $425.0 million consideration to close concurrently with the Business Combination. The funds from the sale of these subscription shares may be used to pay expenses in connection with the Business Combination or for working capital of New Cipher. The obligations under the subscription agreements do not depend on whether any public stockholders elect to redeem their shares and provide us with a minimum funding level to consummate the Business Combination. However, if the PIPE Financing does not close for any reason, including by reason of the failure by some or all of the investors, as applicable, to fund the purchase price for their respective subscriptions, for example, we may lack sufficient funds to consummate the Business Combination.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Cipher’s actual financial position or results of operations would have been.

GWAC and Cipher currently operate as separate companies and have had no prior history as a combined entity, and GWAC’s and Cipher’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Cipher. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from GWAC’s and Cipher’s historical financial statements and certain adjustments and assumptions have been made regarding Cipher after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of Cipher.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Cipher’s financial condition or results of operations following the Closing. Any potential decline in Cipher’s financial condition or results of operations may cause significant variations in the stock price New Cipher.

During the pendency of the Business Combination, GWAC will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

During the pendency of the Business Combination, GWAC will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement, in part because of the inability of the GWAC Board to change its recommendation in connection with the Business Combination. The Merger Agreement does not permit our board of directors to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the Proposals.

Certain covenants in the Merger Agreement impede the ability of GWAC to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, GWAC may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.

We are an Emerging Growth Company

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (i) December 31, 2025, the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules.

We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before December 31, 2025. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification. We have taken advantage of certain of those reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

Risks Related to the Redemption

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to GWAC prior to the consummation of the Business Combination.

There is no guarantee that a public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Cipher common stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in New Cipher stock price, and may result in a realization of a lower value now than a GWAC stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares.

Similarly, if a GWAC public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Cipher common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares of Business Combination common stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If GWAC public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

Regardless whether they vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether they held GWAC common stock as of the GWAC record date or acquired them after the GWAC record date, holders of GWAC public shares may exercise their rights to redeem their public shares for a pro rata portion of the Trust Account. To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using the DWAC System, to GWAC’s transfer agent prior to the vote at the GWAC Special Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the merger with Cipher is consummated, GWAC will redeem these shares for a pro rata portion of funds deposited in the Trust Account, and the holder will no longer own such shares following the merger. See “Special Meeting of GWAC’s Shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.

GWAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for GWAC to complete the Business Combination with which a substantial majority of GWAC’s shareholders do not agree.

GWAC’s existing charter does not provide a specified maximum redemption threshold, except that GWAC will not redeem public shares in an amount that would cause GWAC’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). However, the Merger Agreement provides that GWAC’s and Cipher’s respective obligations to consummate the business combination are conditioned on GWAC having Available Closing GWAC Cash of at least $400.0 million as of the Closing. As a result, GWAC may be able to complete the Business Combination even though a substantial portion of public stockholders do not approve the business combination and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by GWAC or the persons described above have been entered into with any such investor or holder. GWAC will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or the other proposals (as described in this proxy statement/prospectus) at the special meeting.

If you or a “group” of stockholders of which you are a part is deemed to hold an aggregate of more than 10% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 10% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its public shares or, if part of such a group, the group’s public shares, in excess of 10% of the public shares unless such stockholder first obtains GWAC’s prior consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, GWAC will require each public stockholder seeking to exercise redemption rights to certify to GWAC whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to GWAC at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which GWAC makes the above-referenced determination.

Your inability to redeem any such excess public shares will reduce your influence over GWAC’s ability to consummate the Business Combination and could result in you suffering a material loss on your investment in GWAC if you sell such excess public shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if GWAC consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 10% of the shares sold in the GWAC IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. GWAC cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge GWAC’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, GWAC’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus is not restricted by this limitation on redemption.

Additional Risks Relating to Ownership of New Cipher Common Stock Following the Business Combination

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts or for other reasons, the market price of GWAC’s securities, prior to the Closing, or New Cipher’s securities, following the Business Combination, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of GWAC’s securities prior to the Closing may decline. The market values of New Cipher’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which GWAC’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Cipher’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Cipher’s securities. Accordingly, the valuation ascribed to Cipher may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Cipher’s securities develops and continues, the trading price of New Cipher’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Cipher’s control. Any of the factors listed below could have a negative impact on your investment in New Cipher’s securities and New Cipher’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Cipher’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Cipher’s securities may include:

•	changes in financial estimates by New Cipher or by any securities analysts who might cover its stock;

•	proposed changes to laws in the U.S. or foreign jurisdictions relating to New Cipher’s business, or speculation regarding such changes;

•	conditions or trends in the digital assets industries and, specifically cryptoasset mining space;

•	stock market price and volume fluctuations of comparable companies;

•	fluctuations in prices of Bitcoin and other cryptocurrencies;

•	announcements by New Cipher or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	significant lawsuits or announcements of investigations or regulatory scrutiny of its operations or lawsuits filed against New Cipher;

•	recruitment or departure of key personnel;

•	investors’ general perception of New Cipher’s business or management;

•	trading volume of New Cipher Common Stock;

•	overall performance of the equity markets;

•	publication of research reports about New Cipher or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	the impacts of the ongoing COVID-19 pandemic and related restrictions;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond Cipher’s control.

In addition, in the past, stockholders have initiated class action lawsuits against public companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against New Cipher, could cause it to incur substantial costs and divert management’s attention and resources from its business.

Upon the completion of the Business Combination, the Cipher Stockholder will be able to control or exert substantial influence over all matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New Cipher.

Upon the completion of the Business Combination, including the PIPE Financing, the Cipher Stockholder will hold between approximately 77.66% (if no public shares are redeemed) and 82.3% (if all 15.2 million of GWAC Common Shares are redeemed). Accordingly, upon the completion of the Business Combination, the Cipher Stockholder will be able to control or exert substantial influence over all matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New Cipher The Cipher Stockholder may have interests that differ from those of the other stockholders and may vote in a way with which the other stockholders disagree and which may be adverse to their interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Cipher, could deprive New Cipher’s stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Cipher, and might ultimately affect the market price of shares of New Cipher Common Stock.

Upon completion of the Business Combination, New Cipher will be a “controlled company” within the meaning of Nasdaq listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

As a result of the Cipher Stockholder holding more than 50% of the voting power for our board of directors described above, we are a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market LLC, or the Nasdaq listing rules. Therefore, we will not be required to comply with certain corporate governance rules that would otherwise apply to us as a listed company on The Nasdaq Stock Market LLC, or Nasdaq, including the requirement that compensation committee and nominating and corporate governance committee be composed entirely of “independent” directors (as defined by the Nasdaq listing rules). As a “controlled company” our board of directors will not be required to include a majority of “independent” directors. We presently do not intend to rely on those exemptions. However, we cannot guarantee that this may not change going forward.

Should the interests of the Cipher Stockholder differ from those of other stockholders, it is possible that the other stockholders might not be afforded such protections as might exist if our board of directors, or such committees, were required to have a majority, or be composed exclusively, of directors who were independent of the Cipher Stockholder or our management.

New Cipher’s continued eligibility for listing on Nasdaq will depend on New Cipher’s compliance with the Nasdaq’s continued listing standards and may depend on the number of our shares that are redeemed.

In connection with the completion of the Business Combination, we intend to list New Cipher Common Stock and warrants on the Nasdaq under the symbols “CIFR” and “CIFRW,” respectively. New Cipher’s continued eligibility for listing will depend on New Cipher’s compliance with the continued listing standards of Nasdaq and may depend on the number of our shares that are redeemed.

If, after the Business Combination, Nasdaq delists New Cipher’s shares from trading on its exchange for failure to meet the listing standards, New Cipher and its stockholders could face significant negative consequences including:

•	limited availability of market quotations for New Cipher’s securities;

•	reduced liquidity for New Cipher’s securities;

•

a determination that New Cipher Common Stock is a “penny stock” which will require brokers trading in New Cipher Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Cipher Common Stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Cipher’s securities were not listed on the Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Following the completion of the Business Combination, New Cipher will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations.

Following the completion of the Business Combination, New Cipher will face increased legal, accounting, administrative and other costs and expenses as a public company that Cipher does not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and Nasdaq, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and results of operations. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Cipher to carry out activities Cipher has not done previously. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Cipher could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Cipher’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Cipher, its business, or its market, or if they change their recommendations regarding New Cipher’s securities adversely, the price and trading volume of New Cipher’s securities could decline.

The trading market for New Cipher’s securities will be influenced by the research and reports that industry or securities analysts may publish about New Cipher, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Cipher. If no securities or industry analysts commence coverage of New Cipher, New Cipher’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Cipher change their recommendation regarding New Cipher Common Stock adversely, or provide more favorable relative recommendations about its competitors, the price of New Cipher Common Stock would likely decline. If any analyst who may cover New Cipher were to cease coverage of New Cipher or fail to regularly publish reports on it, New Cipher could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Future sales, or the perception of future sales, by New Cipher stockholders in the public market following the merger could cause the market price for New Cipher Common Stock to decline.

The sale of shares of New Cipher Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Cipher Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Cipher to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, a total of approximately 263,978,000 shares of New Cipher Common Stock will be outstanding. All shares issued in the Business Combination will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Cipher’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Cipher’s directors, executive officers and other affiliates.

Contemporaneous with the Closing, New Cipher will enter into certain agreements restricting the transfer of New Cipher securities held by certain parties immediately following the Closing, including the Company Lock-Up Agreement and the Sponsor Lock-Up Agreement.

In the case of the Company Lock-Up Agreement, such restrictions begin at the Closing and end on the earlier of the date that is two years after the Closing, or upon the closing date of a merger, liquidation, stock exchange, reorganization or other similar transaction after the closing date that results in all of the public stockholders of New Cipher having the right to exchange their shares of common stock for cash securities or other property; provided (i) during the period beginning on the date that is six (6) months after the closing of the Merger and ending on the date that is one (1) year after such closing, the transfer restriction shall expire with respect to ten million (10,000,000) shares upon the earlier to occur of (i) the date on which the last reported sale price of the New Cipher Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the closing or one year after the closing, and (ii) during the period beginning on the date that is one (1) year after the such closing and ending on the date that is eighteen (18) months after the closing, the transfer restriction shall expire with respect to an additional twenty million (20,000,000) shares upon the earlier to occur of the date on which the last reported sale price of the New

Cipher Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 330 days after the closing or eighteen months after the closing, and (iii) eighteen (18) months after the closing, the transfer restriction shall expire with respect to any shares held by or subsequently acquired by the Stockholder that exceeds a total share ownership in New Cipher of 50.1% on a fully-diluted basis, and (iv) if at any time the closing sale price of New Cipher equals or exceeds $20.00 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the closing, then the date of commencement as well as the end date of each period referenced shall be accelerated by three (3) months.

In the case of the Sponsor Lock-Up Agreement, such restrictions begin at the Closing and end on the earlier of the date that is two years after the Closing, or upon the closing date of a merger, liquidation, stock exchange, reorganization or other similar transaction after the closing date that results in all of the public stockholders of New Cipher having the right to exchange their shares of common stock for cash securities or other property; provided (i) during the period beginning on the date that is six (6) months after the closing of the Merger and ending on the date that is one (1) year after such closing, the transfer restriction shall expire with respect to                  shares upon the earlier to occur of (i) the date on which the last reported sale price of the New Cipher Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the closing or one year after the closing, and (ii) during the period beginning on the date that is one (1) year after the such closing and ending on the date that is eighteen (18) months after the closing, the transfer restriction shall expire with respect to an additional                  shares, upon the earlier to occur of the date on which the last reported sale price of the New Cipher Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 330 days after the closing or eighteen months after the closing, and (iii) eighteen (18) months after the closing, the transfer restriction shall expire with respect to any shares held by or subsequently acquired by the Stockholder that exceeds a total share ownership in New Cipher of 50.1% on a fully-diluted basis, and (iv) if at any time the closing sale price of New Cipher equals or exceeds $20.00 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the closing, then the date of commencement as well as the end date of each period referenced shall be accelerated by three (3) months.

The grant and future exercise of registration rights may adversely affect the market price of New Cipher shares upon consummation of the Business Combination.

Pursuant to the Registration Rights Agreement to be entered into in connection with the Business Combination and which is described elsewhere in this proxy statement/prospectus, the parties can each demand that New Cipher register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities in connection with certain registrations of securities that New Cipher undertakes. In addition, following the consummation of the Business Combination, New Cipher is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of New Cipher.

The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of New Cipher shares following the completion of the Business Combination.

In addition, the shares of New Cipher Common Stock reserved for future issuance under the Incentive Award Plan will become eligible for sale in the public market once those shares are issued.

A total of approximately 7% of the fully diluted shares of New Cipher Common Stock common stock has been reserved for future issuance under its Incentive Award Plan, which amount will be subject to increase from time to time. The compensation committee of New Cipher Board may determine the exact number of shares to be reserved for future issuance under its Incentive Award Plan at its discretion. New Cipher is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Cipher Common Stock or securities convertible into or exchangeable for shares of New Cipher Common Stock issued pursuant to New Cipher’s Incentive Award Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New Cipher may also issue its securities in connection with investments or acquisitions. The amount of shares of New Cipher Common Stock issued in connection with an investment or acquisition could constitute a material portion of New Cipher’s then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Cipher’s stockholders.

Because there are no current plans to pay cash dividends on New Cipher Common Stock for the foreseeable future, you may not receive any return on investment unless you sell New Cipher Common Stock for a price greater than that which you paid for it.

New Cipher may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of New Cipher Board and will depend on, among other things, New Cipher’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that New Cipher Board may deem relevant. In addition, New Cipher’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in New Cipher Common Stock unless you sell your shares of common stock for a price greater than that which you paid for it.

New Cipher may issue additional shares of its common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Cipher Common Stock.

Pursuant to the Incentive Plan and the Incentive Award Plan, following the completion of the proposed transactions, New Cipher may issue an aggregate of approximately 7.8% of the fully diluted shares of New Cipher Common Stock a, which amount will be subject to increase from time to time. For additional information about this plan, please read the discussion under the headings “Proposal No. 3—The Incentive Plan Proposal” and “Cipher’s Executive Compensation—Employee Benefit Plans.” New Cipher may also issue additional shares of New Cipher Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

•	existing stockholders’ proportionate ownership interest in New Cipher will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding New Cipher Common Stock may be diminished; and

•	the market price of New Cipher’s common stock may decline.

Anti-takeover provisions in the Proposed Certificate of Incorporation and under Delaware law could make an acquisition of New Cipher, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove New Cipher’s current management.

The Proposed Certificate of Incorporation that will be in effect upon completion of the Business Combination will contain provisions that may delay or prevent an acquisition of New Cipher or a change in its management in

addition to the significant rights of                      as the holder of         % of the outstanding shares of New Cipher Common Stock. These provisions may make it more difficult for stockholders to replace or remove members of its board of directors. Because the board of directors is responsible for appointing the members of the management team, these provisions could in turn frustrate or prevent any attempt by its stockholders to replace or remove its current management. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of New Cipher Common Stock. Among other things, these provisions include:

•	the limitation of the liability of, and the indemnification of, its directors and officers;

•	a prohibition on actions by its stockholders except at an annual or Special Meeting of stockholders;

•	a prohibition on actions by its stockholders by written consent; and

•

the ability of the board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board of directors.

Moreover, because New Cipher is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns 15% or more of its outstanding voting stock from merging or combining with New Cipher for a period of three years after the date of the transaction in which the person acquired 15% or more of New Cipher’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent a third party from acquiring or merging with New Cipher, whether or not it is desired by, or beneficial to, its stockholders. This could also have the effect of discouraging others from making tender offers for New Cipher Common Stock, including transactions that may be in its stockholders’ best interests. Finally, these provisions establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. These provisions would apply even if the offer may be considered beneficial by some stockholders. For more information, see “Description of Securities—New Cipher Common Stock”.

New Cipher’s Proposed Certificate of Incorporation that will be in effect upon the closing of the Business Combination will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between New Cipher and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with New Cipher or its directors, officers or employees.

The Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on New Cipher’s behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against New Cipher arising under the DGCL or its Proposed Governing Documents; and

•	any action asserting a claim against New Cipher that is governed by the internal-affairs doctrine or otherwise related to New Cipher’s internal affairs.

To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, New Cipher would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its Proposed Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Cipher or its directors, officers or other employees, which may discourage lawsuits against New Cipher and its directors, officers and other employees. If a court were to find either exclusive-forum provision in its Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, New Cipher may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm its business.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Cipher does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, New Cipher currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New Cipher Board and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

Risks If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by GWAC’s stockholders and an insufficient number of votes have been obtained to authorize the Closing, the GWAC Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The GWAC Board is seeking approval to adjourn the special meeting to a later date or dates if, at the Special Meeting, GWAC is unable to consummate the Business Combination. If the Adjournment Proposal is not approved, the GWAC Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, the Business Combination would not be completed. If we do not consummate the Business Combination and fail to complete an initial business combination by July 22, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

SPECIAL MEETING OF GWAC’S SHAREHOLDERS

General

GWAC is furnishing this proxy statement/prospectus to GWAC’s stockholders as part of the solicitation of proxies by the GWAC Board for use at the Special Meeting of GWAC’s shareholders to be held on                 , 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus provides GWAC’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting of stockholders will be held on                 , 2021, at     :     a.m., eastern time, in virtual format.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of common stock at the close of business on                 , 2021, which is the record date for the Special Meeting, or the GWAC Record Date. You are entitled to one vote for each share of common GWAC Common Stock that you owned as of the close of business on the GWAC Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the GWAC Record Date, there were              shares of GWAC Common Stock outstanding, of which              are Public Shares and              are Founder Shares.

Purpose of the Special Meeting

At the Special Meeting, GWAC is asking holders of GWAC Common Stock to vote on the following proposals:

•	The Business Combination Proposal—To consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby (Proposal No. 1);

•

The Charter Proposal—To consider and vote upon a proposal to adopt the Proposed Certificate of Incorporation to replace the Current Certificate of Incorporation and to vote on separate proposals to approve, on a non-binding advisory basis, certain material differences between the Proposed Certificate of Incorporation and the Current Certificate of Incorporation (Proposal No. 2);

•	The Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the Incentive Award Plan (Proposal No. 3);

•

The Director Election Proposal—To consider and vote upon a proposal to elect the seven (7) individuals as directors to the New Cipher Board, effective immediately upon the Closing of the Business Combination, with each Class I director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following New Cipher’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death (Proposal No. 4);

•

The Nasdaq Proposal—To consider and vote upon, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of GWAC Common Stock in connection with the Business Combination and the PIPE Financing (Proposal No. 5); and

•

The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Incentive Plan Proposal, the Director Election Proposal or the Nasdaq Proposal or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (Proposal No. 6).

Vote of The Sponsor, Directors and Officers

GWAC has entered an agreement with the Named Sponsors and GWAC’s directors and officers, pursuant to which each agreed to vote any shares of common stock owned by them in favor of each of the proposals presented at the Special Meeting.

The Named Sponsors and GWAC’s directors and officers have waived any redemption rights, including with respect to any Public Shares purchased in the GWAC IPO or in the aftermarket, in connection an initial business combination. The Founder Shares held by the Initial Stockholders have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us within the Completion Window. However, the Named Sponsors and GWAC’s directors and officers are entitled to redemption rights upon our liquidation with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of GWAC’s shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the issued and outstanding common stock entitled to vote as of the GWAC Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The common stock owned by the Named Sponsors, who currently own         % of the issued and outstanding shares of common stock, will count towards this quorum. As of the GWAC Record Date,              shares of common stock would be required to achieve a quorum.

The approval of each of the Business Combination Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, will require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to each of the Business Combination Proposal, the Incentive Plan Proposal or the Adjournment Proposal, if presented, will have no effect on the Business Combination Proposal, the Incentive Plan Proposal or the Adjournment Proposal. The Named Sponsors and GWAC’s directors and officers have agreed to vote their shares of common stock in favor of each of the proposals presented at the Special Meeting.

The approval of the Charter Proposal will require the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock on the GWAC Record Date, voting together as a single class. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such proposal.

The election of directors pursuant to the Director Election Proposal is by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the seven director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to election of directors, will have no effect on the election of directors.

The Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal and the Nasdaq Proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Director Election Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposal, or the Incentive Plan Proposal, or the Nasdaq Proposal do not receive the requisite vote for approval, GWAC will not consummate the Business Combination. If GWAC does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the trust account by returning the then remaining funds in such account to its public stockholders.

Recommendation of GWAC Board

The GWAC Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, GWAC and its stockholders. Accordingly, the GWAC Board unanimously recommends that its stockholders vote “FOR” each of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Incentive Plan Proposal and the NASDAQ Proposal.

In considering the recommendation of the GWAC Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsor and GWAC’s directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of GWAC’s stockholders. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•

If the Business Combination with Cipher or another business combination is not consummated within the Completion Window, GWAC will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the GWAC Board. Such shares had an aggregate market value of $                based upon the closing price of $                per share of GWAC Common Stock on the Nasdaq on                , 2021, the GWAC Record Date. Certain Founder Shares are subject to certain time- and performance-based vesting provisions as described under “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreement.”

•

Cary Grossman will become a director of New Cipher after the closing of the Business Combination. As such, in the future he will receive any cash fees, stock options or stock awards that the Board determines to pay to its directors.

•

If GWAC is unable to complete a business combination within the Completion Window, its executive officers will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by GWAC for services rendered or contracted for or products sold to GWAC. If GWAC consummates a business combination, on the other hand, New Cipher will be liable for all such claims.

•

GWAC’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on GWAC’s behalf, such as identifying and investigating possible business targets and business combinations. However, if GWAC fails to consummate a business combination within the Completion Window, they will not have any claim against the trust account for reimbursement. Accordingly, GWAC may not be able to reimburse these expenses if another business combination is not consummated within the Completion Window. Additionally, GWAC’s President and Chief Financial Officer are entitled to payment of monthly fees. In the case of GWAC’s President, a portion of such fees has accrued and will become payable on the consummation of the Business Combination. In the case of GWAC’s Chief Financial Officer, such fees are payable until the earlier of the consummation of GWAC’s initial business combination or our liquidation.

•	The continued indemnification of current directors and officers and the continuation of directors’ and officers’ liability insurance.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Charter Proposal. Broker non-votes are considered present for the purposes of establishing a quorum and will have the effect of a vote “AGAINST” the Charter Proposal. Abstentions and broker non-votes will have no effect on the Business Combination Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.

Voting Your Shares—Stockholders of Record

GWAC’s stockholders may vote electronically at the Special Meeting by visiting                or by proxy. GWAC recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If your shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are a GWAC stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Special Meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” each of the proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•	via the Internet;

•	by telephone;

•	by submitting a properly executed proxy card or voting instruction form by mail; or

•	electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Any of the above methods of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Your Shares—Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify GWAC’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•

you may attend the Special Meeting and vote electronically by visiting                and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under the Current Bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of GWAC common stock, you may call Morrow Sodali LLC, GWAC’s proxy solicitor, at (800) 662-5200 or GWAC at (713) 468-2717.

Redemption Rights

Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any stockholder holding Public Shares may demand that GWAC redeem such shares for a pro rata portion of the trust account (which, for illustrative purposes, was $                per share as of                , 2021, the GWAC Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Cipher is consummated, GWAC will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 10% of the Public Shares without the consent of GWAC. Accordingly, all Public Shares in excess of 10% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of GWAC.

The Founders will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly in connection with the Business Combination.

GWAC public stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to GWAC’s transfer agent no later than the second business day preceding the vote on the Business Combination Proposal. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then GWAC’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the trust account, as applicable. In such case, GWAC will promptly return any shares delivered by public stockholders.

The closing price of GWAC Common Stock on                , 2021, the GWAC Record Date, was $                . The cash held in the trust account on such date was approximately $                ($                per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of GWAC common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. GWAC cannot assure its stockholders that they will be able to sell their shares of GWAC common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of GWAC common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to GWAC’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

Appraisal Rights

Neither stockholders, unitholders nor warrant holders of GWAC have appraisal rights in connection the Business Combination under the DGCL.

Proxy Solicitation Costs

GWAC is soliciting proxies on behalf of the GWAC Board. This solicitation is being made by mail but also may be made by telephone or in person. GWAC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. GWAC will bear the cost of the solicitation.

GWAC has hired Morrow Sodali LLC to assist in the proxy solicitation process. GWAC will pay that firm a fee of $             plus disbursements. Such payment will be made from non-trust account funds.

GWAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GWAC will reimburse them for their reasonable expenses.

The Initial Stockholders

As of                 , the GWAC Record Date, the 4,478,000 shares of GWAC Common Stock held by the Sponsor, the GWAC Sponsor 2, LLC, the Anchor Investors, GWAC’s officers and directors, and certain other stockholders were entitled to vote an aggregate of 4,478,000 Founder Shares that were issued prior to the GWAC IPO. Such shares currently constitute 20.8% of the outstanding shares of GWAC Common Stock. The Sponsor and GWAC’s officers and directors have agreed to vote the Founder Shares, as well as any shares of common stock acquired in the aftermarket, in favor of each of the proposals presented at the Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by GWAC.

Upon consummation of the Business Combination, under the Sponsor Lock-up Agreement, certain Founder Shares (or shares of common stock issuable upon conversion thereof) will be subject to (i) certain lock-up restrictions. See “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreement” for more information.

Purchases of GWAC Shares

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding GWAC or its securities, the Sponsor, Cipher, Bitfury and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of GWAC Common Stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on GWAC common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, Cipher, Bitfury, or any of their respective affiliates. GWAC will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

Overview

We are asking our stockholders to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). GWAC’s stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of GWAC’s public shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter

The Business Combination will be effected as described in the following diagram:

The following diagram illustrates the ownership structure of New Cipher immediately following the Business Combination (percentages shown as basic ownership) and (i) excludes the impact of the shares of GWAC’s underlying warrants, (ii) assumes that no public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in the trust account and (iii) assumes the transaction expenses of the parties to the Merger Agreement of approximately $44 million.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about GWAC, Merger Sub, Cipher or any other matter.

On March 4, 2021, GWAC, Merger Sub and Cipher entered into the Merger Agreement, which provides for, among other things, the following transactions:

(a) the parties to the Merger Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub to merge with and into Cipher, with Cipher surviving as a wholly owned subsidiary of GWAC; and

(b) in accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each share of Cipher outstanding as of immediately prior to the Effective Time will be exchanged for 400,000 shares of New Cipher Common Stock.

In connection with the foregoing and concurrently with the execution of the Merger Agreement, GWAC entered into: (i) the PIPE Subscription Agreements with PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and GWAC has agreed to issue and sell to the PIPE Investors, an aggregate of 37,500,000 shares GWAC Common Stock at a purchase price of $10.00 per share for consideration comprising payments of cash of $375,000,000, on the terms and subject to the conditions set forth in the Subscription Agreements and (ii) the Bitfury Subscription Agreement with the Cipher Stockholder, pursuant to which the Cipher Stockholder agreed to subscribe for and purchase, and GWAC has agreed to issue and sell to the Cipher Stockholder, an aggregate of 5,000,000 shares GWAC Common Stock at a purchase price of $10.00 per share for benefit-in-kind commitment (such benefit-in-kind as may be provided from time to time) of $50,000,000, on the terms and subject to the conditions set forth in the Bitfury Subscription Agreement.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to Closing, including the Company Support Agreement, the GWAC Support Agreement, the Registration Rights Agreement, the Bitfury Subscription Agreement, the PIPE Subscription Agreements, the Master Services and Supply Agreement, the Stockholder Restrictive Covenant Agreement, the Bitfury Restrictive Covenant Agreement, the Incentive Award Plan, the Letter of Transmittal, the Company Lock-Up Agreement and the Sponsor Lock-Up Agreement. See “Proposal No.1—The Business Combination Proposal— Related Agreements” for more information.

Consideration to the Cipher Stockholder in the Business Combination

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each share of Cipher outstanding as of immediately prior to the Effective Time will be exchanged for 400,000 shares of New Cipher Common Stock.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Merger Agreement is required to take place electronically by exchange of the closing deliverables on the third (3rd) business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “Business Combination Proposal—The Merger Agreement—Conditions to Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as GWAC and Cipher may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•	the applicable waiting period under the HSR Act relating to the Business Combination having been expired or been terminated;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by Business Combination being in effect;

•	the Offer (as such term is defined in the Merger Agreement) shall have been completed in accordance with the terms of the Merger Agreement and this proxy statement;

•

this registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement/proxy statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•	the approval of each Condition Precedent Proposal by the affirmative vote of the holders of a majority of the outstanding shares of GWAC Common Stock;

•	the approval of the Merger Agreement and, to the extent required by law, the transactions contemplated by the Merger Agreement (including the Merger) being obtained by the Cipher Stockholder; and

•	no Material Adverse Effect (as defined below) shall have occurred that is subsisting and had not been remedied.

Other Conditions to the Obligations of GWAC

The obligations of GWAC to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by GWAC of the following further conditions:

•

the representations and warranties of Cipher regarding organization and qualification of Cipher, and the representations and warranties of Cipher regarding the authority and approvals of Cipher to, among other things, execute and deliver the Merger Agreement, and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby, absence of certain changes or events and brokers fees being true and correct in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•	the representations and warranties regarding the capitalization of Cipher being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date;

•

the other representations and warranties of Cipher being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in Material Adverse Effect;

•	Cipher having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement prior to the Closing;

•	GWAC having received a certificate signed by an officer of Cipher confirming that the conditions set forth in the first four bullet points in this section have been satisfied; and

•	GWAC having received the executed counterparts to all of the Ancillary Agreements (as such term is defined in the Merger Agreement) to which Cipher, or the Cipher Stockholder, is party.

Other Conditions to the Obligations of Cipher

The obligations of Cipher to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Cipher of the following further conditions:

•

the representations and warranties of GWAC and Merger Sub regarding organization and qualification, the authority to execute and deliver the Merger Agreement, and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, absence of certain changes or events and brokers fees being true and correct, in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•	the representations and warranties regarding the capitalization of GWAC and Merger Sub being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date;

•

the other representations and warranties regarding GWAC and Merger Sub being true and correct (without giving effect to any limitation of “materiality” or “material adverse effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a material adverse effect;

•	GWAC having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement;

•	Cipher must have received a certificate signed by an officer of GWAC confirming that the conditions set forth in the first four bullet points of this section have been satisfied;

•

the New Cipher Common Stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

•

the aggregate cash proceeds from GWAC’s trust account, together with the proceeds from the PIPE Financing, equaling no less than $400.0 million (after deducting any amounts paid to GWAC’s shareholders that exercise their redemption rights in connection with the Business Combination and net of unpaid transaction expenses incurred or subject to reimbursement by GWAC) and GWAC shall have made arrangements for such amounts held in the trust account to be released from the trust account at the Effective Time;

•	GWAC’s total outstanding Indebtedness (as such term is defined in the Merger Agreement) being less than twenty-five million dollars ($25,000,000);

•	Cipher having received the executed counterparts to all of the Ancillary Agreements (as such term is defined in the Merger Agreement) to which GWAC or Sponsor is party; and

•	certain directors and executive officers of GWAC having been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

Representations and Warranties

Under the Merger Agreement, Cipher made customary representations and warranties to GWAC and Merger Sub relating to, among other things: organization, standing and corporate power; corporate authority; governmental approvals; capitalization; subsidiaries; financial statements; internal controls; compliance with laws; absence of certain changes or events; no undisclosed liabilities; information supplied; litigation; contracts; employment matters; taxes; intellectual property; data protection; information technology; real property; corrupt practices; sanctions; competition and trade regulation; environmental matters; brokers; affiliate agreements; and no other representations or warranties.

Under the Merger Agreement, GWAC and Merger Sub made customary representations and warranties to Cipher relating to, among other things: organization, standing and corporate power; corporate authority; approval; non-contravention; litigation; compliance with laws; employee benefit plans; financial ability; trust account; taxes; brokers; GWAC SEC reports; financial statements; Sarbanes-Oxley Act; business activities; absence of changes; registration statement; no outside reliance; capitalization; Nasdaq stock market quotation; contracts; no defaults; title to property; Investment Company Act; affiliate agreements; corrupt practices; takeover statutes and charter provisions; PIPE investment amount; Subscription Agreements; tail insurance; insurance; and no other representations or warranties.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Cipher, GWAC and Merger Sub are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Cipher are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a “Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on (i) the assets, business, results of operations or financial condition of Cipher or (ii) the ability of Cipher to consummate the Business Combination; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” pursuant to clause (i) above: (a) any change or development in applicable Laws (as defined in the Merger Agreement) (including COVID-19 Measures) or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Cipher operates, (c) any change in the price or relative value of any digital currency or cryptocurrency, including but not limited to Bitcoin, (d) any change in trading volume of any digital currency or cryptocurrency, or any halt or suspension in trading of any such digital currency or cryptocurrency on any digital currency exchange, in each case including but not limited to Bitcoin, (e) the announcement or the execution of the Merger Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.02(b) of the Merger Agreement and, to the extent related thereto, the condition in Section 9.02(a) of the Merger Agreement), (f) any change generally affecting any of the industries or markets in which Cipher operates or the economy as a whole, (g) the compliance with the terms of the Merger Agreement or the taking of any action, or failure to take action, required or contemplated by the Merger Agreement or with the prior written consent of GWAC (provided, that the exceptions in this clause (g) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.02(b) of the Merger Agreement and, to the extent related thereto, the condition in Section 9.02(a) of the Merger Agreement), (h) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19 (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (i) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Cipher operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, and (j) any failure of Cipher to meet any projections, forecasts or budgets; provided, that clause (j) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clause (a), (b), (f), (h) and (j) to the extent that such change has a disproportionate impact on Cipher, as compared to other industry participants.

Covenants of the Parties

Covenants of Cipher

Cipher made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions (including with respect to potential suspension of operations for COVID-19) or as consented to in writing by GWAC (such consent not to be unreasonably conditioned, withheld or delayed), prior to the Closing, GWAC will conduct and operate its business in the ordinary course in all material respects, use commercially reasonable efforts to preserve intact Cipher’s current business organization and ongoing businesses, and maintain its existing relations and goodwill with its customers, suppliers, distributors and creditors, and use commercially reasonable efforts to retain the services of its present officers.

•	Subject to certain exceptions, prior to the Closing, Cipher will not do any of the following without GWAC’s consent (such consent not to be unreasonably conditioned, withheld or delayed):

•	change or amend the certificate of incorporation, bylaws or other organizational documents of Cipher;

•	declare, make or pay any dividend or other distribution to Cipher stockholders;

•	create, allot, issue, redeem or repurchase any shares or other securities convertible into shares of Cipher, or agree to do any of the foregoing;

•

enter into, or amend or modify any material term of, terminate, or waive or release any material right, claim or benefit under any material contract to which Cipher is a party or otherwise bound, other than in the ordinary course of business;

•

enter into, or amend or modify any material term of, terminate, or waive or release any material right, claim or benefit under any related-party contract, other than in the ordinary course of business;

•	sell, transfer or subject to any lien any assets, properties or businesses of Cipher (including its intellectual property);

•	materially increase the compensation or benefits payable to any current or former executive officer or director; adopt or materially amend any material benefit plan or any collective bargaining agreement; or waive or release any noncompetition, nonsolicitation, nondisclosure, nondisparagement or other restrictive covenant of current or former employees of Cipher;

•	fail to maintain its existence or acquire any material portion of assets or equity of any business or adopt any plan of liquidation, dissolution, merger or other reorganization;

•	make any capital expenditures outside of Cipher’s annual capital expenditure budget in excess of specified thresholds;

•

make any loans, advances or capital contributions to, or investments in, any other Person or materially change its existing borrowing and lending arrangements other than in the ordinary course of business;

•	make, revoke or change any material tax election or change any material tax accounting method or period;

•	enter into any settlements in excess of a specified threshold, other than in the ordinary course of business;

•	incur, issue, assume, guarantee or otherwise become liable for any indebtedness, other than in the ordinary course of business and intercompany indebtedness;

•	enter into any material new line of business;

•	make any material change in financial accounting methods, principles or practices; and

•	fail to maintain, cancel or materially change coverage under any insurance policy maintained with respect to Cipher and its assets and properties.

•

As promptly as practicable after this registration statement of which this proxy statement/prospectus forms a part, is declared effective under the Securities Act, Cipher will solicit a written consent of the Cipher Stockholder approving and adopting the Merger Agreement and, to the extent required by law, the Business Combination and, through its board of directors, will recommend, the approval and adoption of the Merger Agreement and the Business Combination (including the Merger).

•

Cipher acknowledged that GWAC is a blank check company, waives any past, present or future claim of any kind against the Trust Account and agrees not to seek recourse against the Trust Account for any reason.

Prior to the Closing or termination of the Merger Agreement in accordance with its terms, Cipher shall not, and shall cause its representatives not to: (i) initiate, solicit or knowingly encourage or facilitate any inquiry or request for information with respect to, or the making of, any inquiry regarding, a Cipher Acquisition Proposal (as such term is defined in the Merger Agreement); (ii) engage in, continue or otherwise participate in any negotiation or discussion concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to, or that could reasonably be expected to lead to, a Cipher Acquisition Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Cipher Acquisition Proposal; (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement or other similar agreement for or relating to any Cipher Acquisition Proposal; or (v) resolve or agree to do any of the foregoing.

Covenants of GWAC

GWAC made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions, prior to the Closing, GWAC will, and will cause Merger Sub to, not do any of the following without Cipher’s written consent (such consent not to be unreasonably conditioned, withheld or delayed):

•	change, modify or amend the Trust Agreement or the organizational documents of GWAC or Merger Sub;

•	declare, make or pay any dividend or other distribution in respect of any of its outstanding capital stock or other equity interests or otherwise adjust its capital structure;

•	make, revoke or change any material tax election or change any material tax accounting method or period;

•	enter into, renew or amend in any material respect any related-party contract;

•	enter into, or amend or modify any material term of (in a manner adverse to itself), terminate, or waive or release any material right, claim or benefit under any material contract;

•	enter into any settlements, other than in the ordinary course of business consistent with past practice;

•	incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

•

offer, issue, grant or sell any of its capital stock, other equity interests or securities convertible into any such capital stock or equity interests, other than in connection with the exercise of outstanding warrants or the Business Combination or PIPE Financing;

•	adopt or amend any benefit plan, hire any employee or any other individual to provide services following Closing or enter into any agreement to compensate any of its officers or directors;

•	fail to maintain its existence or acquire, merge or consolidate with, or purchase a material portion of the assets or equity of another Person;

•	make any capital expenditures;

•	make any loans, advances or capital contributions to, or investments in, any other Person or make any change in its existing borrowing or lending arrangements;

•	enter into any new line of business;

•	make any change in financial accounting methods, principles or practices; and

•	fail to maintain, cancel or materially change coverage under any insurance policy maintained with respect to it and its assets and properties.

•

GWAC will use reasonable best efforts, as promptly as reasonably practicable following the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, to duly convene and hold the Special Meeting in accordance with the DGCL.

•

Subject to certain exceptions, GWAC shall use its reasonable best efforts to ensure that GWAC remains listed as a public company on Nasdaq and to cause the New Cipher Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq.

•	Prior to the Closing, GWAC will purchase a “tail” policy providing liability insurance coverage for Cipher’s directors and officers with respect to matters occurring on or prior to the Closing.

•

The GWAC Board will adopt the Incentive Award Plan with any modifications Cipher proposes based on the recommendation of its compensation consultant and board of directors as GWAC may consider and approve (such approval not to be unreasonably withheld or delayed).

•

Prior to the Closing or termination of the Merger Agreement, GWAC shall, and shall use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any Person conducted prior to entry into the Merger Agreement in connection with a business combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a business combination. GWAC will also provide prompt written notice to Cipher of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or could reasonably be expected to result in or lead to, any business combination and will keep Cipher reasonably informed of any material developments with respect to any such proposal.

Mutual Covenants of the Parties

The parties made certain covenants under the Merger Agreement, including, among others, the following:

•	using commercially reasonable efforts to consummate the Business Combination;

•	making relevant public announcements and solicitation of Acquiror Stockholder Approvals (as such term is defined in the Merger Agreement);

•	keeping certain information confidential in accordance with the existing non-disclosure agreements;

•

intending that the Merger will constitute a transaction that qualifies under section 351 of the Code and agreeing not to take any action that would reasonably be expected to cause the Merger to fail to qualify for such treatment; and

•	cooperating in connection with certain tax matters and filings.

In addition, GWAC and Cipher agreed that GWAC and Cipher will prepare and mutually agree upon and GWAC will file with the SEC, this registration statement/proxy statement on Form S-4 relating to the Business Combination.

Board of Directors

Following the Closing, the current management of Cipher will become the management of New Cipher, and the New Cipher Board will consist of seven (7) directors, which will be divided into three classes (Class I, II and III). Pursuant to the Merger Agreement, the New Cipher Board will consist of (i) six (6) directors designated by Cipher and (ii) one (1) director selected by GWAC.

Survival of Representations, Warranties and Covenants

The representations, warranties, covenants, obligations or other agreements in the Merger Agreement terminate at the Effective Time, except for those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and those contained in Article XI of the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•	by the mutual written consent of GWAC and Cipher;

•

by GWAC, subject to certain exceptions, if any of the representations or warranties made by Cipher are not true and correct or if Cipher fails to perform any of its respective covenants or agreements under the Merger Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of GWAC, as described in the section entitled “Business Combination Proposal—The Merger Agreement—Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) September 4, 2021 (the “Termination Date”);

•

by Cipher, subject to certain exceptions, if any of the representations or warranties made by GWAC are not true and correct or if GWAC fails to perform any of its covenants or agreements under the Merger Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Cipher, as described in the section entitled “Business Combination Proposal—The

Merger Agreement—Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

•

by either GWAC or Cipher if the Company Stockholder Approvals (as such term is defined in the Merger Agreement) are not obtained at the Special Meeting (subject to any adjournment or recess of the meeting); and

•

by Cipher if the GWAC board recommendation to approve the Proposals (as such term is defined in the Merger Agreement) is publicly withdrawn, modified or changed in any manner that is adverse to Cipher, the Company Stockholder Approvals (as such term is defined in the Merger Agreement) or the Cipher board recommendation.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of a Willful Breach (as such term is defined in the Merger Agreement) of any covenant or agreement under the Merger Agreement.

Expenses

The fees and expenses incurred in connection with the Merger Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, on the Closing Date, following the Closing, GWAC shall pay or cause to be paid (i) the Outstanding Company Expenses (as such term is defined in the Merger Agreement) and (ii) the Outstanding Acquiror Expenses (as such term is defined in the Merger Agreement).

Additionally, GWAC shall bear all HSR Act filing fees, registration fees and all transfer, documentary, sales, use, stamp, registration, value added or other similar taxes incurred in connection with the transactions contemplated by the Merger Agreement.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Amendments

The Merger Agreement may be amended or modified only by a written agreement executed and delivered by GWAC and Cipher.

Ownership of New Cipher

As of the date of this proxy statement/prospectus, there are              ordinary shares issued and outstanding, which includes an aggregate of              ordinary shares held by the Initial Stockholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of              warrants to acquire ordinary shares, comprised of              private placement warrants held by the Sponsor and              public warrants. Each whole warrant entitles the holder thereof to purchase one share of New Cipher Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of GWAC’s outstanding public shares are redeemed in connection with the Business Combination), GWAC’s fully diluted share capital would be              ordinary shares.

The following table illustrates varying ownership levels in New Cipher Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) 200,000,000 shares of New Cipher Common Stock are issued to the Cipher Stockholder at Closing; (ii) 37,500,000 shares of New Cipher Common Stock are issued in the PIPE Financing; (iii) 5,000,000 shares of New Cipher Common Stock are issued to the Cipher Stockholder in the Bitfury Private Placement; and (iv) no GWAC warrants to purchase New Cipher Common Stock that will be outstanding immediately following Closing have been exercised.

Share Ownership in New Cipher (Percentage of Outstanding Shares)
	No redemptions		Maximum redemptions
Cipher Stockholder		%		%
PIPE Investors		%		%
GWAC public shareholders		%		%
Sponsor and certain affiliates		%		%
Private Placement Shareholders		%		%

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of these agreement are attached as Annexes hereto. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Company Support Agreement

In connection with the execution of the Merger Agreement, GWAC entered into the Company Support Agreement with Cipher and the Cipher Stockholder. Pursuant to the Company Support Agreement, the Cipher Stockholder agreed to, among other things, vote to adopt and approve, upon the effectiveness of the registration statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Company Support Agreement.

Pursuant to the Company Support Agreement, the Cipher Stockholder also agreed to, among other things, (i) vote at any meeting of the stockholders of Cipher all of its Cipher Common Stock held of record or thereafter acquired in favor of the Merger Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement.

The Company Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Effective Time, (b) the termination of the Merge Agreement, (c) the amendment or modification of the Merger Agreement without the Cipher Stockholder’s consent to decrease the consideration payable or change the form of consideration payable and (d) the effective date of a written agreement of the parties to the Company Support Agreement terminating the Company Support Agreement. Upon such termination of Company Support Agreement, all obligations of the parties under Company Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Company Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Company Support Agreement prior to such termination.

GWAC Support Agreement

In connection with the execution of the Merger Agreement, GWAC entered into the GWAC Support Agreement, with the Sponsor and Cipher. Pursuant to the GWAC Support Agreement, the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of GWAC all of its shares of GWAC Common Stock held of record or thereafter acquired in favor of the Merger Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the GWAC Support Agreement.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, GWAC, Cipher, the Sponsor and the Cipher Stockholder will enter into the Registration Rights Agreement, which will supersede the registration rights agreement between GWAC, the Sponsor and its initial stockholders, pursuant to which, among other things, the Sponsor and other holders party thereto will be granted certain registration rights, on the terms and subject to the conditions therein.

In particular, the Registration Rights Agreement provides for the following registration rights:

•

Demand registration rights. At any time after the Closing Date, New Cipher will be required, upon the written request of (i) New Holders (as defined in the Registration Rights Agreement) holding at least a majority in interest of the then-outstanding number of registrable securities held by all New Holders or (ii) Original Holders (as defined in the Registration Rights Agreement) holding at least a majority in interest of the then-outstanding number of registrable securities held by all Original Holders, to file a registration statement and use reasonable best efforts to effect the registration of all or part of their registrable securities.

•

Piggyback registration rights. At any time after the Closing Date, if New Cipher proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Original Holders and the New Holders are entitled to include their registrable securities in such registration statement.

•

Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by New Cipher and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Registration Rights Agreement contains customary cross-indemnification provisions, under which New Cipher is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Cipher, and holders of registrable securities are obligated to indemnify New Cipher for material misstatements or omissions attributable to them.

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Registrable securities. Securities of New Cipher shall cease to be registrable securities when a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, such securities shall have been transferred pursuant to Rule 144 or, with respect to a holder, when all such securities held by such holder could be sold without restriction on volume or manner of sale in any three-month period without registration under Rule 144 or such securities shall have ceased to be outstanding.

Bitfury Subscription Agreement

In connection with the execution of the Merger Agreement and concurrently with the execution of the PIPE Subscription Agreements, the Cipher Stockholder and GWAC entered into the Bitfury Subscription Agreement. Pursuant to this agreement, the Cipher Stockholder agreed to subscribe for and purchase, and GWAC agreed to issue and sell to the Cipher Stockholder, an aggregate of 5,000,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for a benefit-in-kind commitment of $50,000,000 as payment.

Specifically, the Cipher Stockholder agreed to cause Bitfury to discount the Service Fees (as that term is defined in the Master Services and Supply Agreement) charged by Bitfury as follows: the first $200,000,000 of Service Fees payable by Cipher to Bitfury under the Master Services and Supply Agreement described above shall be subject to a discount of 25% to be applied at the point of invoicing and shown as a separate line item on each relevant invoice. For the avoidance of doubt, when the aggregate value of such discount reaches $50,000,000, such discount shall automatically cease to apply. Such discount shall constitute Bitfury’s benefit-in-kind commitment as payment on behalf of its parent entity, for the issuance of 5,000,000 shares of New Cipher Common Stock.

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, GWAC entered into the PIPE Subscription Agreements, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 37,500,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $375,000,000. The closings under the PIPE Subscription Agreements will occur substantially concurrently with the Closing, subject to, among other things, the satisfaction of each condition precedent to the Closing set forth in the Merger Agreement, all representations and warranties of GWAC contained in the PIPE Subscription Agreements being true and correct in all material respects at and as of the Closing Date, satisfaction, performance and compliance by GWAC and each PIPE Investor in all material respects with the covenants, agreements and conditions contained therein, and no amendment or modification of, or waiver with respect to the Merger Agreement that would reasonably be expected to materially and adversely, as compared to other PIPE Investors, affect the economic benefits of each PIPE Investor without having received such PIPE Investor’s prior written consent. Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the Closing or in the future as a result of, or arising out of, the PIPE Subscription Agreements with respect to, or to monies in, the trust account.

Master Services and Supply Agreement

At the Closing, Cipher and Bitfury shall enter into the Master Services and Supply Agreement, pursuant to which Bitfury agreed to provide certain supplies and services for operations of New Cipher.

Stockholder Restrictive Covenant Agreement

In connection with the execution of the Merger Agreement, the Cipher Stockholder and GWAC entered into the Stockholder Restrictive Covenant Agreement. Pursuant to this agreement, the Cipher Stockholder agreed to during the term of the agreement and subject to the parameters and limitations set forth in the agreement, not to hire or solicit employees of New Cipher, not to compete with and not to disparage New Cipher The agreement will terminate upon the earlier of seven years from the date of its execution or the termination of the Master Services and Supply Agreement.

Bitfury Restrictive Covenant Agreement

In connection with the execution of the Merger Agreement, Bitfury and GWAC entered into the Bitfury Restrictive Covenant Agreement. Pursuant this agreement, Bitfury agreed to during the term of the agreement and subject to the parameters and limitations set forth in the agreement, not to hire or solicit employees of New Cipher, not to compete with and not to disparage New Cipher The agreement will terminate upon the earlier of seven years from the date of its execution or the termination of the Master Services and Supply Agreement.

Letter of Transmittal

Promptly following the Effective Time, the Letter of Transmittal, shall be sent to the Cipher Stockholder as outlined in the Merger Agreement.

Company Lock-Up Agreement

At the Closing, Cipher shall procure that the Cipher Stockholder shall enter into the Company Lock-Up Agreement. The Company Lock-Up Agreement provides for post-Closing lock-ups with respect to the Cipher Stockholder’s shares of GWAC (but excluding any GWAC Common Stock issued pursuant to the Bitfury Private Placement); provided that the term of the lock-up shall be two years and the lock-up will allow certain amounts of the shares to be publicly sold after 180 days, subject, in each case, to customary terms and conditions.

Sponsor Lock-Up Agreement

At the Closing, GWAC shall enter into the Sponsor Lock-Up Agreement. The Sponsor Lock-Up Agreement provides for post-Closing lock-ups with respect to Sponsor’s shares of GWAC (but excluding any GWAC private placement units); provided that the term of the lock-up shall be two years and the lock-up will allow certain amounts of the shares to be publicly sold after 180 days, subject, in each case, to customary terms and conditions.

Background to the Business Combination

GWAC is a blank check company formed as a corporation in Delaware on June 24, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The business combination with Cipher is the result of an extensive search for a potential transaction, whereby GWAC evaluated 36 potential targets utilizing GWAC’s network and the investing, operating and transaction experience of the Sponsor, GWAC’s management team, operating partners and the GWAC Board. The terms of the Merger are the result of arm’s-length negotiations between representatives of GWAC, representatives of Cipher and representatives of Bitfury over the course of the three months preceding the signing of the Merger Agreement.

The following chronology (i) summarizes the key meetings and events that led to the signing of each of the Merger Agreement and (ii) does not purport to catalogue every conversation among representatives of the Company, Cipher, Bitfury and other relevant parties.

In October 2020 GWAC completed its initial public offering. Prior to the consummation of the IPO, neither the Company, nor anyone on its behalf, identified any potential target businesses, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with the Company. Cash proceeds from the sale of units in the GWAC’s IPO and from the sale of private placement units to the Sponsor were placed in the GWAC’s trust account in the amount of $170 million.

After the IPO, GWAC commenced an active search for prospective businesses and assets to acquire.

In evaluating potential businesses and assets to acquire, GWAC, together with its Sponsor, generally surveyed the landscape of potential acquisition opportunities based on its knowledge of, and familiarity with, the M&A marketplace. GWAC looked for acquisition targets that were (i) of a size relevant to the public marketplace and (ii) positioned, operationally and financially, to be successful as a public company. GWAC further looked for those potential merger transactions that it believed, if entered into, would be well-received by the public markets.

In particular, GWAC sought to identify companies that had at least several of the following attributed: (a) a strong and defensible business model, (b) a competitive advantage, (c) the potential for significant streams of recurring revenue, (d) a significant total addressable market and growth expansion opportunities, (e) an opportunity for operational improvement, (f) attractive potential margins and (g) the ability to generate significant cash flow. GWAC also sought to identify companies that it believed would benefit from being a publicly-held entity, particularly with respect to access to capital for both organic growth and for use as a platform for future acquisitions. GWAC generally applied these criteria when evaluating potential targets (such criteria, “The Company’s Acquisition Standards”).

After the IPO, representatives of GWAC and the Sponsor were contacted by a number of individuals and entities with respect to acquisition opportunities. The Company evaluated dozens of potential acquisition targets, including targets that were identified by GWAC’s management. In connection with evaluating such opportunities, representatives of the Company and the Sponsor met virtually and conducted preliminary discussions with representatives of, and commenced initial preliminary due diligence on, several potential acquisition targets.

One of our officers is part-owner and an executive officer of a company that in part provides hosting and electric power to crypto miners. As part of this business, he had significant exposure to Bitfury and was aware of Bitfury’s extensive experience in deployment of large data centers outside the US, and its competitive advantages, including the efficiencies of their servers, servicing capabilities, and access to latest generation chips. After discussions with the rest of the GWAC management team, who were supportive of the investment thesis, he contacted Bitfury in late November-early December to explore their interest in discussing a transaction with GWAC.

Shortly after the initial contact with Bitfury, on December 10, 2020, a mutual non-disclosure agreement was executed between Bitfury and GWAC. On December 17, 2020, an introductory video conference call occurred between management of Bitfury and GWAC wherein GWAC learned that Bitfury had already engaged Wells Fargo Securities (“Wells Fargo”) to advise it with regard to establishing a new company (later named Cipher Mining Technologies, Inc. or “Cipher”) and merging Cipher into a SPAC. On December 23rd and December 31st there were additional video conference calls with GWAC management, Bitfury management and Wells Fargo, which included Bitfury presentations and discussions about the process that Wells Fargo intended to conduct as well as about expected value of Cipher. Wells Fargo and Bitfury had some concerns about the amount of trust funds that GWAC had relative to its capital requirements, about the ability to raise an approximately $400 million in a PIPE offering, and about the level of support by GWAC for the valuation that Wells Fargo believed to be fair. During this time period, the management of GWAC pressed management of Cipher and Bitfury to enter into exclusive discussions.

Following discussions and presentations by Bitfury on several video conference calls, assurances provided by Bitfury regarding the terms of the master services and supply agreement that Bitfury would execute with Cipher, and Good Work’s review of a sophisticated financial model presented by Cipher, on January 6, 2021 GWAC submitted a preliminary term sheet to Bitfury. Also on January 6, 2021, a video conference call and presentation was arranged with GWAC’s Sponsor and one of its Anchor Investors. On January 8, 2021 and January 12, 2021, there were additional video conference calls among GWAC, Wells Fargo and Bitfury. On January 12, 2021, GWAC management was granted access to the Cipher electronic data room. GWAC pressed for a response to its term sheet and for the execution of an exclusivity agreement. Wells Fargo discussed their concern about the ability of GWAC to assist with arranging an approximately $400 million PIPE financing. At around this time GWAC highlighted the need for Tyler Page, who worked on a contract basis for Bitfury, and who had been designated to be CEO of Cipher, to make decisions independently of Bitfury, to negotiate at arm’s length with Bitfury and with GWAC.

To address the concerns raised by Wells Fargo regarding the additional financing and to obtain advice on the proposed valuation, on January 13, 2021, GWAC had an initial video conference call with J.P. Morgan Securities

LLC (“J.P. Morgan”) to discuss its interest and ability to serve as both financial advisor and PIPE placement agent for GWAC. Between January 13, 2021 and January 20, 2021, there was a series of video conference calls wherein presentations were made by Bitfury and Cipher to J.P. Morgan, and various due diligence topics, including a detailed review of their financial model, were discussed. GWAC’s board members were invited to attend one of the video conferences that included a presentation of Cipher along with questions and answers among J.P. Morgan, Cipher and Bitfury.

On January 21, 2021, GWAC and J.P. Morgan participated in a video conference call wherein GWAC expressed to Wells Fargo and Cipher its interest in the transaction and its support for the $2 billion valuation proposed by Cipher and Wells Fargo.

On January 22, 2021, Bitfury submitted a letter of intent to GWAC for a merger concurrent with a $400 million PIPE. Between January 21, 2021, and January 25, 2021, there were a series of video conference calls among GWAC, Bitfury, Cipher and their advisors, and by GWAC, separately, with its financial and legal advisors. During this time there were several rounds of negotiations regarding the terms of the letter of intent.

On January 25, 2021, based on its initial due diligence efforts and the status of discussions regarding the valuation of Cipher a potential business combination, the GWAC Board determined that it was in the best interests of GWAC and its stockholders to continue to evaluate and pursue a potential business combination with Cipher. In parallel with preliminary discussions with Cipher, until January 25, 2021, GWAC continued to evaluate other potential acquisition targets. On January 25. 2021, upon entering into a letter of intent with exclusivity provisions, GWAC stopped its pursuit of alternative acquisition targets.

Between January 26, 2021 and January 28, 2021, there were several video conference calls among the parties to discuss process and timing culminating with an “all-hands” working group call including financial advisors, lawyers and management of GWAC, Bitfury and Cipher to develop plans for conducting and completing due diligence, preparing for the PIPE offering, finalizing and executing the Merger Agreement and completing the Merger.

On February 5, 2021, Bitfury delivered a first draft of the Master Services and Supply Agreement (“MSSA”) which is the agreement through which Bitfury will provide services and equipment to support Cipher and the Cipher management team. Because Cipher is a “greenfield” company this agreement was considered the most important part of the due diligence process. Negotiations over the MSSA took place in a series of video conference calls and markups of the agreement between February 5, 2021, and February 13, 2021. On February 13, 2021, all parties reached a consensus that the MSSA was in an executable form. GWAC management and counsel were actively involved in the negotiation of the MSSA with Bitfury and Cipher. GWAC sought (a) to obtain contractual assurances via the MSSA that Bitfury would provide the necessary support and supply the necessary servers to enable Cipher to execute on its business plan; (b) to obtain a contract term and renewal provisions adequate to enable the Cipher business plan to be realized; (c) gain assurances that binding contracts to obtain the requisite amount of electrical power at the requisite prices necessary for Cipher to fulfill its business objectives would be put in place by the time that the Merger closes; and (d) to have the MSSA contain sufficient flexibility so as to allow Cipher to be able to react to future contingencies.

On February 12, 2021, Bitfury, through its legal counsel, delivered a first draft of the merger agreement to legal counsel for GWAC. On February 17th, following review by GWAC management and legal counsel, legal counsel to GWAC delivered a mark-up of the merger agreement to legal counsel for Bitfury. Thereafter negotiations continued through February 26, 2021. Significant areas of discussion and negotiation included: (i) analyzing how the transaction would be structured, (ii) the level of conditionality in the Merger Agreement, including the condition relating to the amount of cash GWAC would be required to have available at the closing of the Merger and the sources of such cash, (iii) the mechanics and viability of offering accredited investors the right to subscribe for shares of GWAC common stock in a PIPE offering to fund Cipher’s business plan, and (iv) the scope of the representations, warranties and covenants of the parties.

On February 8, 2021 and February 9, 2021, GWAC, J.P Morgan, acting on behalf of GWAC, and Wells Fargo worked with Cipher management to continue diligence and to prepare for the PIPE investor presentations. On February 16, 2021, the investor presentations commenced and continued through March 1, 2021.

On February 28, 2021, the GWAC Board met, discussed the current state of the Merger Agreement and the ancillary agreements and directed management to pursue execution of the Merger Agreement and the ancillary agreements and conclusion of the PIPE.

On March 4, 2021, the GWAC Board met and approved the Merger Agreement and the ancillary agreements and the PIPE offering.

The GWAC Board’s Reasons for the Business Combination

GWAC was formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization, recapitalization or other similar business combination with one or more businesses or entities. The GWAC Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the GWAC Board and management to identify, acquire and operate one or more businesses. The members of the GWAC Board and management have extensive transactional experience, particularly in the energy infrastructure industry.

As described under “The Background of the Merger” above, the GWAC Board, in evaluating the Merger, consulted with GWAC’s management and legal advisors. In reaching its unanimous decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the GWAC Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed Business Combination, the GWAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The GWAC Board contemplated its decision as in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of GWAC’s reasons for approving the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

In approving the Business Combination, the GWAC Board decided not to obtain a fairness opinion. The officers and directors of GWAC have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Merger.

The GWAC Board considered a number of factors pertaining to the Merger as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following: Cipher’s plan to create the leading Bitcoin mining operation in the United States, Cipher’s plans to build-up significant scale versus the competition, Cipher’s anticipated low-cost power arrangements and anticipated access to “best-in-class” Bitcoin mining technology and infrastructure through the Master Services and Supply Agreement, and Cipher’s anticipated access to Bitfury’s expertise and capabilities to support its buildout and operation pursuant to the Master Services and Supply Agreement. The GWAC Board and management team alike were impressed with the Cipher management team during the diligence process and in their own investigation of the cryptocurrency, and specifically Bitcoin, mining industry. More specifically, the GWAC Board took into consideration the following factors or made the following determinations, as applicable:

•	The acquisition meets the criteria that GWAC had established to evaluate prospective business combination targets. The GWAC Board determined that Cipher satisfies a number of the criteria and guidelines that GWAC established at the GWAC IPO, including Cipher’s revenue and cash flow growth potential, its anticipated ability to capitalize on Bitfury’s leading technological expertise and hardware, Cipher’s access to low cost power, its organic growth potential, its potential to be an industry leader in terms of size, market share, efficiency and profitability, its industry having a favorable growth outlook, its potential to benefit from broader access to the capital markets, and its experienced management team.

•	Cipher’s significant planned scale. Cipher’s operating plan calls for it to develop the leading Bitcoin mining operation in the United States.

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Location of all planned operations in the United States. All Cipher activities are planned to be located in the North American market, and specifically the United States, which the GWAC Board believes represents a particularly attractive geographic region for establishment and development of Bitcoin mining operations. The U.S. digital asset ecosystem is more tightly regulated and may attract more compliance-oriented investors, which is expected to contribute to the overall stability of the business.

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Preferred rights under the Master Services and Supply Agreement. The Master Services and Supply Agreement will afford Cipher certain preferred rights in developing its mining operations in the United States.

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Reduced susceptibility to volatility in the underlying value of Bitcoin. The GWAC Board believes that mining (particularly when done at scale and with low variable costs) represents a more advantageous way of participating in the Bitcoin market because as a Bitcoin miner, Cipher’s revenue and profitability is expected to be less susceptible to volatility than an investment directly into Bitcoin.

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Significant value creation opportunities. In addition to the planned growth described above, the GWAC Board considered that Cipher would have the potential to add substantial value by engaging in various strategic initiatives, which may be complimentary to the Bitcoin mining operations in the United States, including initiatives such as: (i) engaging in lending out Bitcoin as an additional line of revenue; (ii) leveraging Cipher’s expected Bitcoin holdings to enter into strategic partnerships in the fintech space; (iii) engaging in asset management products; and (iv) providing mining-as-a-service, which may involve working with infrastructure investors on managed Bitcoin mining deployments.

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The Master Services and Supply Agreement affords Cipher the opportunity to capitalize on Bitfury’s leading technological expertise. Under the terms of the Master Services and Supply Agreement, Cipher expects to have access to certain critical construction, engineering, operational, maintenance, consulting and other services and equipment, such as chips and servers, that are required to launch and maintain its mining center operations in the United States, and the GWAC Board believes this partnership will provide a strong competitive advantage to Cipher’s business.

•	Experienced management team. The GWAC Board determined that Cipher has a proven and experienced management team that is positioned to successively lead New Cipher after the Merger.

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Strong commitment of PIPE Investors and the Cipher Stockholder. Fidelity Management & Research Company and Morgan Stanley Investment Management and Bitfury committed a substantial amount of capital in the PIPE Financing and the Bitfury Private Placement, respectively.

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Cipher’s post-closing financial condition. The GWAC Board also considered factors such as Cipher ’s outlook, financial plan and debt structure, taking into consideration the fact that, after consummation of the Merger, Cipher will have approximately $375 million (assuming all shares that may be redeemed are redeemed) of cash on its balance sheet, positioning it execute upon its initial buildout phase.

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Valuation supported by financial analysis and due diligence. The GWAC Board determined that the valuation analysis conducted by GWAC’s management team, based on the trading levels of comparable companies and the materials and financial projections provided by Cipher, supported the equity valuation of Cipher. As part of this determination, GWAC’s management, Board and legal counsel conducted due diligence examinations of Cipher and discussed with Cipher’s management the financial, technical and legal outlook of Cipher.

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Lock-Up. The Cipher Stockholder has agreed to be subject to a two-year lockup in respect of its New Cipher Common Stock subject to certain customary exceptions, which will provide important stability to the leadership and governance of Cipher,

The GWAC Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Merger including, but not limited to, the following: redemptions, complexities related to the shareholder vote, litigation and threats of litigation and broader macroeconomic risks, including Cipher’s status as an early stage company without an operating history, the competitive landscape, the highly volatile nature of cryptocurrencies in general and, specifically, Bitcoin, Cipher’s dependence upon maintaining a successful relationship with Bitfury, and upon the ongoing provision of equipment and services by Bitfury pursuant to the Master Services and Supply Agreement, price fluctuations in the wholesale and retail power markets, nonperformance by contract counterparties, including Cipher’s counterparties under the planned power arrangements, disruptions in the global supply chain for cryptocurrency hardware and difficulties in obtaining new hardware, the evolutionary nature of Cipher’s business model, and the execution risk that could create difficulties for Cipher in effectively managing its initial buildout phase and, subsequently, managing its growth and expanding its operations.

Specifically, the GWAC Board considered the following issues and risks:

•	Risk that the benefits described above may not be achieved. The risk that the potential benefits of the Merger may not be fully achieved, or may not be achieved within the expected timeframe.

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Risk of the liquidation of GWAC. The risks and costs to GWAC if the Merger is not completed, including the risk of diverting management’s focus and resources from other business combination opportunities, which could result in GWAC being unable to effect a business combination in the requisite time frame and force GWAC to liquidate.

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Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits GWAC from soliciting other business combination proposals, which restricts GWAC’s ability, so long as the Merger Agreement is in effect, to consider other potential business combinations.

•	Risks regarding the shareholder vote. The risk that GWAC’s shareholders may fail to provide the votes necessary to effect the Merger.

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Limitations of review. The GWAC Board did not obtain an opinion from any independent investment banking or accounting firm that the consideration to be exchanged is fair to GWAC, Cipher or their respective shareholders from a financial point of view. Accordingly, the GWAC Board considered that GWAC might not have properly valued Cipher.

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Closing conditions. The fact that completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within GWAC’s control, including approval by GWAC’s shareholders and approval by Nasdaq of the initial listing application in connection with the Merger.

•	Potential litigation. The possibility of litigation challenging the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Merger.

•	Fees and expenses. The fees and expenses associated with completing the Merger.

•	Potential impacts of COVID-19. Uncertainties regarding the potential impacts of the COVID-19 virus and related economic disruptions on Cipher’s operations.

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Other risk factors. Various other risk factors associated with the respective businesses of GWAC and Cipher as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the GWAC Board also considered that an officer and director of GWAC has interests in the Merger as an individual that are in addition to, and that may be different from, the interests of GWAC’s stockholders. GWAC’s independent directors reviewed and considered these interests during the negotiation of the Merger and in evaluating and unanimously approving, as members of the GWAC Board, the Merger Agreement and the transactions contemplated thereby, including the Merger.

The GWAC Board concluded that the potential benefits that it expected GWAC and its stockholders to achieve as a result of the Merger outweighed the potentially negative factors associated with the Merger. Accordingly, the GWAC Board unanimously determined that the Merger Agreement, and the transactions contemplated thereby, including the Merger, were advisable, fair to, and in the best interests of, GWAC and its stockholders.

Certain Cipher Projected Financial Information

Cipher does not as a matter of course make public projections as to future results. Cipher provided its internally-derived forecasts, prepared in the first quarter of 2021, for each of the years in the five-year period ending December 31, 2025 to GWAC for use as a component of its overall evaluation of Cipher. Such projected financial information is included in this proxy statement/prospectus because it was provided to the GWAC Board for its evaluation of the Merger. Cipher’s projected financial information was not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These projections were prepared solely for internal use, and were not intended for third-party use, including by investors or stockholders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may differ materially from actual results.

The projections reflect numerous assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond Cipher’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “Cipher Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements”. The financial projections for revenue, gross profit, net (loss) income, EBITDA and Free Cash Flow provided to GWAC’s board are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond Cipher’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, notably, statements regarding Cipher’s five-year business plan and yearly forecasts, and summary financial projections are, without limitation, subject to material assumptions regarding Cipher’s ability to buildout its operations on a timely basis, Cipher’s ability to successfully execute its technology and business development plans and growth strategy, Cipher’s ability to compete in rapidly developing markets, Cipher’s ability to source and maintain strategic supply arrangements, including power agreements, and the regulations and government actions affecting the markets in which the Cipher plans to operate. Cipher cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Cipher or its representatives currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the projections to make a decision regarding the transaction.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, CIPHER DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTED FINANCIAL INFORMATION. THE PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/ PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF CIPHER, GWAC NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY CIPHER

STOCKHOLDER, GWAC STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTED FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

Cipher has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including GWAC. Neither Cipher’s officers, management nor any other representative of Cipher has made or makes any representation to any person regarding Cipher’s ultimate performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections should not be looked upon as “guidance” of any sort. Cipher does not intend to refer back to these projections in its future periodic reports filed under the Exchange Act.

The projections were prepared by, and are the responsibility of, Cipher’s management. Marcum LLP, Cipher’s independent auditors, have not examined, compiled or otherwise applied procedures with respect to the accompanying projected financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of Marcum LLP included in this proxy statement/prospectus relates to historical financial information of Cipher. It does not extend to the projections and should not be read as if it does. You are encouraged to review the financial statements of Cipher included in this proxy statement/prospectus, as well as the financial information provided in the sections titled “Selected Historical Financial Information of Cipher” in this proxy statement/prospectus and to not rely on any single financial measure.

The key elements of the projections provided to us are summarized below (in millions of dollars).

	Forecast Year Ended December 31,(1)
(in millions)	2021E	2022E	2023E	2024E	2025E
Total revenue	$6	$350	$652	$714	$1,009
Gross Profit	$4	$250	$484	$522	$787
Net (Loss) Income	$(40)	$138	$278	$278	$449
EBITDA(2)	$(5)	$237	$465	$502	$761
Free Cash Flow(2)	$(499)	$103	$271	$273	$503

(1)	Assuming Bitcoin’s linear growth from $25,000 to $50,000
(2)	We have not provided a reconciliation of EBITDA or Free Cash Flow to GAAP net income (losses) on a forward looking basis due to the potential variability, limited visibility and unpredictability

Cipher’s forecasted financial information was prepared using a number of assumptions, including the following assumptions that Cipher’s management believed to be material:

•	Bitcoin’s linear growth from $25,000 to $50,000;

•	Selling, general and administrative expenses of approximately 2% of our total revenue;

•	455 EH/s network hashrate by December 2025;

•	2.38 Bitcoin transaction fees per block by December 2025;

•	Spending capital necessary during the second buildount period from 2023 to 2025 to add an additional 100MW per annum in capacity;

•	745MW deployed by December 2025; and

•	21% income tax rate.

Satisfaction of the 80% Test

The Nasdaq rules require that GWAC’s initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of the assets held in the trust account (excluding taxes payable on the interest earned on the trust account) at the time of GWAC signing a definitive agreement in connection with the initial business combination. GWAC’s trust account holds approximately $170 million and Cipher is valued at $2 billion, satisfying the 80% Test.

Interests of GWAC’s Directors and Executive Officers in the Business Combination

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on GWAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. GWAC’s audit committee will review on a quarterly basis all payments that were made to The Sponsor, officers, directors or GWAC’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on GWAC’s behalf.

In addition, in order to finance transaction costs in connection with an intended initial business combination, GWAC’s initial stockholders or an affiliate of GWAC’s initial stockholders or certain of GWAC’s officers and directors may, but are not obligated to, loan GWAC funds as may be required. If GWAC complete an initial business combination, GWAC would repay such loaned amounts. In the event that the initial business combination does not close, GWAC may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from GWAC’s trust account would be used for such repayment. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into units at a price of $10.00 per unit of the post business combination entity. The units would be identical to the private placement units, including as to exercise price, exercisability and exercise period of the underlying warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. GWAC does not expect to seek loans from parties other than GWAC’s initial stockholders or an affiliate of GWAC’s initial stockholders or certain officers and directors as GWAC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in GWAC’s trust account.

Douglas C. Wurth is the Co-Chairman and Director of GWAC. He is also the Chairman of Standard Power, and owns a controlling interest in Perpetual Power LLC which in turn owns a majority of the equity interest in Standard Power. Prior to GWAC’s consideration of a business combination with Cipher, Standard Power was in negotiations with Bitfury to provide full hosting and transmission infrastructure to accommodate Bitcoin mining in the United States. The relationship between Standard Power led to Mr. Wurth introducing Bitfury and Cipher to GWAC.

Standard Power is in the process of negotiating with Cipher in connection with SP Facilities. It is contemplated that two separate sets of documents are being entered into. It is anticipated that Cipher will enter into a hosting agreement with Standard Power, whereby Cipher expects to deliver in stages to the SP Facilities servers with computational capacity to utilize at least 40MW of power capacity, with additional 160MW to be supplied, subject to best efforts of the parties, by December 31, 2022. For further information, see “Information about Cipher—Material Agreements”.

Standard Power has undertaken to build up and/or build in the full hosting and transmission infrastructure to accommodate the Cipher miners.

It is also contemplated that Standard Power will enter into an agreement with Bitfury pursuant to which Standard Power will purchase sufficient specialized containerized data centers for at least 40MW capacity of miners, and potentially an additional 160MW subject to site availability, a key element of the infrastructure necessary to house the miners. Standard Power will purchase the containerized data centers pursuant to Bitfury’s customary market terms and conditions. Once the agreements referenced above are finalized they will be submitted to the audit committee of the GWAC board of directors for its consideration.

I-Bankers serves as advisor to GWAC in connection with our business combination. I-Bankers’ responsibilities include assisting us in holding meetings with our stockholders to discuss the potential business combination and the target business’s attributes, introducing us to potential investors that are interested in purchasing our securities in connection with the potential business combination, assisting us in obtaining stockholder approval for the business combination, and assisting us with our press releases and public filings in connection with the business combination. We will pay I-Bankers a cash fee for such services immediately before or after the consummation of our initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of our initial public offering, including the proceeds from the partial exercise of the over-allotment option. One of our directors, Paul Fratamico, is an associated person and a Managing Director of I-Bankers. Mr. Fratamico may have a conflict of interest insofar, I-Bankers, will receive a cash fee for its services upon the consummation on an initial business combination in the amount of $7,650,000.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GWAC will be treated as the “acquired” company for accounting purposes, and the Business Combination will be treated as the equivalent of Cipher issuing stock for the net assets of GWAC, accompanied by a recapitalization. The net assets of GWAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cipher. See the accounting treatment discussed elsewhere in this proxy statement/prospectus.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Cipher portion of the Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. GWAC and Cipher have filed the required forms under the HSR Act with the Antitrust Division and the FTC and requesting early termination. The statutory HSR waiting period for the HSR Act is set to expire on April 17, 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of Cipher’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. GWAC cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, GWAC cannot assure you as to its result.

None of GWAC or Cipher are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting vote “FOR” the Business Combination Proposal.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

The Named Sponsors and GWAC’s directors and officers have agreed to vote the GWAC Founder Shares and any Public Shares owned by them in favor of the Business Combination Proposal. See “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreement” for more information.

Recommendation of the GWAC Board

THE GWAC BOARD UNANIMOUSLY RECOMMENDS THAT THE GWAC’S STOCKHOLDER VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2—THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, GWAC is asking its shareholders to approve the adoption of the Proposed Certificate of Incorporation, in the form attached hereto as Annex B. If the Business Combination and the Charter Proposal are approved, the Proposed Certificate of Incorporation would replace the Current Certificate of Incorporation.

Comparison of Current Certificate of Incorporation to Proposed Certificate of Incorporation

The following is a summary of the key changes effected by the Proposed Certificate of Incorporation relative to the Current Certificate of Incorporation. This summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, the form of which is attached hereto as Annex B.

•	change GWAC’s name to “Cipher Mining Inc.”;

•

increase the total number of authorized shares of all classes of capital stock, par value of $0.001 per share, from 101,000,000 shares, consisting of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock, to 510,000,000 shares, consisting of 500,000,000 shares common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share;

•	to require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock to amend or repeal certain provisions of the Proposed Certificate of Incorporation;

•	to require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock, rather than a simple majority, to remove a director from office;

•	to require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock to adopt, amend or repeal the Proposed Bylaws; and

•	eliminate certain provisions specific to GWAC’s status as a blank check company.

Reasons for the Approval of the Charter Proposal

In the judgment of the GWAC Board, the Proposed Certificate of Incorporation is necessary to address the needs of the post-combination company. In particular:

•

the greater number of authorized shares of capital stock is desirable for New Ciphre to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits; and

•

the provisions that relate to the operation of GWAC as a blank check company prior to the consummation of its initial business combination will not be applicable to New Cipher (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval

Approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of GWAC common stock entitled to vote thereon, voting together as a single class.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Charter Proposal.

A copy of the Proposed Certificate of Incorporation, as will be in effect assuming approval of the Charter Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex B.

The Named Sponsors and GWAC’s directors and officers have agreed to vote the GWAC Founder Shares and any GWAC’s public shares owned by them in favor of the Charter Proposal. See “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreemen” for more information.

Recommendation of the GWAC Board

THE GWAC BOARD UNANIMOUSLY RECOMMENDS THAT THE GWAC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

THE ADVISORY CHARTER AMENDMENT PROPOSALS

Overview

In connection with the Business Combination, GWAC is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Certificate of Incorporation. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal but, pursuant to SEC guidance, GWAC is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on GWAC or the GWAC Board (separate and apart from the approval of the Charter Proposal). In the judgment of the GWAC Board, these provisions are necessary to adequately address the needs of the post-combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Charter Proposal).

Advisory Charter Amendment Proposals

Advisory Charter Amendment Proposal	GWAC Current Certificate of Incorporation/ Bylaws	Proposed Certificate of Incorporation/ Bylaws
Advisory Proposal A – Changes in Authorized Capital Stock	Under the Current Certificate of Incorporation, GWAC is currently authorized to issue 101,000,000 shares of capital stock, consisting of (a) 100,000,000 shares of common stock, par value $0.001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.001 per share.	Under the Proposed Certificate of Incorporation, New Cipher will be authorized to issue 510,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of New Cipher common stock, par value $0.001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share.

Advisory Proposal B – Required Vote to Amend the Certificate of Incorporation	The Current Certificate of Incorporation provides that the Current Certificate of Incorporation may be amended in accordance with Delaware law; provided that, prior to an initial business combination, any amendment to the Current Certificate of Incorporation that would alter or change the provisions relating to an initial business combination requires the affirmative vote of the holders of at least 65% of all common stock then outstanding.	Under the Proposed Certificate of Incorporation, in addition to any vote required by Delaware law, the Proposed Certificate of Incorporation requires the affirmative vote of at least two-thirds (66 and 2/3%) of the voting power of the outstanding shares to amend, alter, repeal or rescind Part B of Article IV, Article V, Article VI, Article VII, Article VIII and Article IX of the Proposed Certificate of Incorporation.

Advisory Proposal C – Required Vote to Remove Directors	The Current Certificate of Incorporation permits the removal of a director only for cause and only by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote at an election of directors, voting together as a single class.	The Proposed Certificate of Incorporation permits the removal of a director only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the outstanding shares entitled to vote at an election of directors.

Advisory Charter Amendment Proposal	GWAC Current Certificate of Incorporation/ Bylaws	Proposed Certificate of Incorporation/ Bylaws

Advisory Proposal D – Required Vote to Amend the Bylaws	Under the Current Certificate of Incorporation, the GWAC Board is expressly authorized to adopt, alter, amend or repeal the Bylaws by the affirmative vote of a majority of the GWAC Board. The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of GWAC entitled to vote generally in the election of directors, voting together as a single class.	Under the Proposed Certificate of Incorporation, the New Cipher Board is expressly authorized to adopt, alter, amend or repeal the Bylaws in accordance with Delaware law; provided that, in addition to any vote required by Delaware law, the adoption, amendment or repeal of the Bylaws by New Cipher stockholders will require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of New Cipher entitled to vote generally in an election of directors.

Advisory Proposal E – Other Changes In Connection With Adoption of the Proposed Organizational Documents	The Current Certificate of Incorporation includes provisions related to GWAC’s status as a blank check company prior to the consummation of a business combination.	The Proposed Certificate of Incorporation does not include such provisions related to GWAC’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as GWAC will cease to be a blank check company at such time.

Reasons for Approval of the Advisory Charter Amendment Proposals

Advisory Charter Amendment Proposal A – Changes in Authorized Capital Stock

The Proposed Certificate of Incorporation is intended to provide adequate authorized capital stock to (i) accommodate the issuance of shares of New Cipher common stock as part of the consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of New Cipher stock if determined by the New Cipher Board to be in the best interests of New Cipher after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Advisory Charter Amendment Proposal B – Required Vote to Amend the Certificate of Incorporation

The GWAC Board believes that it is important to require a supermajority vote of the total voting power of the then outstanding shares of New Cipher stock, voting together as a single class, in order to amend provisions in the Proposed Certificate of Incorporation.

Advisory Charter Amendment Proposal C – Removal of Directors

The GWAC Board believes that increasing the percentage of voting power required to remove a director from office is a prudent corporate governance measure to reduce the possibility that a relatively small number of stockholders could seek to implement a sudden and opportunistic change in control of the New Cipher Board without the support of the then incumbent board of directors. These changes will enhance the likelihood of continuity and stability in the composition of the New Cipher Board, avoid costly takeover battles, reduce the New Cipher Board’s vulnerability to a hostile change of control and enhance the ability of the New Cipher Board to maximize shareholder value in connection with any unsolicited offer to acquire New Cipher.

Advisory Charter Amendment Proposal D – Required Vote to Amend the Bylaws

The GWAC Board believes that the supermajority voting requirement described in Advisory Charter Amendment Proposal B is appropriate to protect all stockholders of New Cipher. The GWAC Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination. The GWAC Board further believes that going forward, a supermajority voting requirement encourages any person seeking control of New Cipher to negotiate with the New Cipher Board to reach terms that are appropriate for all stockholders.

Advisory Charter Amendment Proposal E – Other Changes In Connection With Adoption of the Proposed Organizational Documents

The Proposed Certificate of Incorporation will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of GWAC’s operations should GWAC not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Current Certificate of Incorporation) because following the consummation of the Merger, New Cipher, will not be a blank check company.

Vote Required for Approval

Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by GWAC stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of the GWAC Board of Directors

THE GWAC BOARD UNANIMOUSLY RECOMMENDS THAT THE GWAC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.

The existence of financial and personal interests of one or more of GWAC’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of GWAC and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See “The Business Combination Proposal – Interests of GWAC’s Directors and Officers in the Business Combination” for a further discussion.

PROPOSAL NO. 3—THE INCENTIVE PLAN PROPOSAL

Overview

The GWAC Board expects to adopt, subject to stockholder approval, an equity incentive plan, a form of which is attached to this proxy statement/prospectus as Annex L (the “Incentive Award Plan”), for the purpose of providing a means through which to enhance the ability to attract, retain and motivate persons who make (or are expected to make) important contributions to Cipher Mining Inc. by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities.

GWAC is asking its shareholders to approve the Incentive Award Plan and the material terms thereunder. If approved by GWAC’s shareholders, the Incentive Award Plan will become effective upon the consummation of the Business Combination. As of                 , 2021, the latest practicable date, the closing price on the Nasdaq per GWAC ordinary share, each of which shall be converted to one share of Cipher Mining Inc. Common Stock, was $        .

The Incentive Award Plan is described in more detail below. A copy of the Incentive Award Plan is attached to this proxy statement/prospectus as Annex L.

Description of the Material Features of the Incentive Award Plan

Purpose of the Incentive Award Plan

The purpose of the Incentive Award Plan is to enhance Cipher Mining Inc.’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to Cipher Mining Inc. and its participating subsidiaries by providing these individuals with equity ownership opportunities. We believe that the Incentive Award Plan enhances such employees’ sense of participation in performance, aligns their interests with those of stockholders, and is a necessary and powerful incentive and retention tool that benefits stockholders. Accordingly, the GWAC Board believes that approval of the Incentive Award Plan is in the best interests of GWAC and the GWAC Board recommends that stockholders vote for approval of the Incentive Award Plan.

Summary of the Incentive Award Plan

This section summarizes certain principal features of the Incentive Award Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Award Plan.

Eligibility and Administration

Cipher Mining Inc.’s employees, consultants and directors, and employees and consultants of any of Cipher Mining Inc.’s subsidiaries, are eligible to receive awards under the Incentive Award Plan. As of                 , 2021, there were approximately      employees of the Cipher Mining Inc. and its subsidiaries,      consultants of Cipher Mining Inc. and its subsidiaries, and      Cipher Mining Inc. directors eligible to participate in the Incentive Award Plan. The basis for participation in the Incentive Award Plan by eligible persons is the selection by such persons for participation by the plan administrator (or its proper delegate) in its discretion. The Incentive Award Plan is generally administered by the Cipher Board, which may delegate its duties and responsibilities to committees of Cipher Board directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the Incentive Award Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Incentive Award Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Incentive Award Plan, including any vesting and vesting acceleration conditions. The plan administrator may also institute and determine the terms and conditions of an “exchange program,” which could provide for the surrender or cancellation, transfer, or reduction or increase of exercise price, of outstanding awards, subject to the limitations provided for in the Incentive Award Plan.

Limitation on Awards and Shares Available

The number of shares initially available for issuance under awards granted pursuant to the Incentive Award Plan will be                  shares of Cipher Mining Inc. Common Stock. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of (a)     % of the shares of Cipher Mining Inc. Common Stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by Cipher Mining Inc.’s board of directors (the “Cipher Board”). No more than                  shares of Cipher Mining Inc. Common Stock may be issued upon the exercise of incentive stock options under the Incentive Award Plan. Shares issued under the Incentive Award Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the Incentive Award Plan expires, lapses or is terminated, exchanged for cash, surrendered to an exchange program, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award will, as applicable, become or again be available for new grants under the Incentive Award Plan. Awards granted under the Incentive Award Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which Cipher Mining Inc. enters into a merger or similar corporate transaction will not reduce the shares available for grant under the Incentive Award Plan.

Awards

The Incentive Award Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs; restricted stock; dividend equivalents; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards. Certain awards under the Incentive Award Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Award Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock options. Stock options provide for the purchase of shares of Cipher Mining Inc. Common Stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. Unless otherwise determined by the plan administrator and except with respect to certain substitute options granted in connection with a corporate transaction, the exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). Unless otherwise determined by the plan administrator in accordance with applicable laws, the term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to Cipher Mining Inc. employees and employees of Cipher Mining Inc.’s subsidiary corporations, if any.

SARs. SARs entitle their holder, upon exercise, to receive from Cipher Mining Inc. an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and unless otherwise determined by the plan administrator in accordance with applicable laws, the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of Cipher Mining Inc. Common Stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of Cipher Mining Inc. Common Stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of Cipher Mining Inc. Common Stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other stock or cash-based awards. Other stock or cash-based awards are awards of cash, fully vested shares of Cipher Mining Inc. Common Stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of Cipher Mining Inc. Common Stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; marketing initiatives; and other measures of performance selected by the Cipher Board or its applicable committee, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to Cipher Mining Inc.’s performance or the performance of its subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Provisions of the Incentive Award Plan Relating to Director Compensation

The Incentive Award Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the Incentive Award Plan’s limitations. The plan administrator may establish the terms, conditions and amounts of all such non-employee director compensation in its discretion and in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any calendar year may not exceed $        , increased to $         of a non-employee director’s initial service as a non-employee director. The plan administrator may make exceptions to these limits for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting Cipher Mining Inc. Common Stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Incentive Award Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property and/or terminating awards under the Incentive Award Plan.

For purposes of the Incentive Award Plan, a “change in control” means and includes each of the following:

a transaction or series of transactions whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than Cipher Mining Inc. or its subsidiaries or any employee benefit plan maintained by Cipher Mining Inc. or any of its subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, us) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Cipher Mining Inc.’s securities possessing more than 50% of the total combined voting power of Cipher Mining Inc.’s securities outstanding immediately after such acquisition; or

•

during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Cipher Board together with any new directors (other than a director designated by a person who shall have entered into an agreement with Cipher Mining Inc. to effect a change in control transaction) whose election by the Cipher Board or nomination for election by Cipher Mining Inc.’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

•

the consummation by Cipher Mining Inc. (whether directly or indirectly) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of Cipher Mining Inc.’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

•

which results in Cipher Mining Inc.’s voting securities outstanding immediately before the transaction continuing to represent either by remaining outstanding or by being converted into voting securities of the company or the person that, as a result of the transaction, controls, directly or indirectly, the company or owns, directly or indirectly, all or substantially all of Cipher Mining Inc.’s assets or otherwise succeeds to Cipher Mining Inc.’s business, directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

•

after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in Cipher Mining Inc. prior to the consummation of the transaction.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by Cipher Mining Inc. to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Incentive Award Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Incentive Award Plan and exercise price obligations arising in connection with the exercise of stock options under the Incentive Award Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of Cipher Mining Inc. Common Stock that meet specified conditions (a market sell order) or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

The Cipher Board may amend or terminate the Incentive Award Plan at any time; however, except in connection with certain changes in Cipher Mining Inc.’s capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Incentive Award Plan. The plan administrator will have the authority, without the approval of Cipher Mining Inc.’s stockholders, to amend any outstanding option or SAR to reduce its exercise or base price per share. No award may be granted pursuant to the 2021 Plan after the earlier of (i) the tenth anniversary of the date on which the Cipher Board adopts the Incentive Award Plan and (ii) the earliest date as of which all awards granted under the Incentive Award Plan have been satisfied in full or terminated and no shares approved for insurance under the Incentive Award Plan remain available to be granted under new awards.

Securities Laws

The Incentive Award Plan is intended to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Exchange Act Rule 16b-3. The Incentive Award Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the Incentive Award Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the Incentive Award Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock options and SARs. An Incentive Award Plan participant generally will not recognize taxable income and Cipher Mining Inc. generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of Cipher Mining Inc. Common Stock is higher than the exercise price of the option, an Incentive Award Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and Cipher Mining Inc. (or its subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, an Incentive Award Plan participant generally will not recognize taxable income, and Cipher Mining Inc. will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

Cipher Mining Inc. will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, Cipher Mining Inc. should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, an Incentive Award Plan participant will recognize taxable income at ordinary income tax rates, and Cipher Mining Inc. should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted stock and RSUs. An Incentive Award Plan participant generally will not recognize taxable income at ordinary income tax rates and Cipher Mining Inc. generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and Cipher Mining Inc. should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, an Incentive Award Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Internal Revenue Code) may make an election under Section 83(b) of the Internal Revenue Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. Cipher Mining Inc. will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and Cipher Mining Inc. will not be entitled to any additional tax deduction.

Other stock or cash-based awards. An Incentive Award Plan participant will not recognize taxable income and Cipher Mining Inc. will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and Cipher Mining Inc. should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Limitation on the Employer’s Compensation Deduction

Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Excess Parachute Payments

Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Incentive Award Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” includes equity-based incentive programs, including some stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.

The awards made pursuant to the Incentive Award Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code to the extent the awards granted under the Incentive Award Plan are not exempt from coverage. However, if the Incentive Award Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the Incentive Award Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.

The Incentive Award Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

Grants under the Incentive Award Plan will be made at the discretion of the plan administrator and are not currently determinable. The value of the awards granted under the Incentive Award Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Interests of Certain Persons in this Proposal

One GWAC director may be considered to have an interest in the approval of the Incentive Award Plan because he may in the future receive awards under the Incentive Award Plan. Nevertheless, the GWAC Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Incentive Award Plan.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Incentive Award Plan Proposal will not be presented at the Special Meeting. The approval of the Incentive Award Plan Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Incentive Award Plan Proposal.

The Business Combination is conditioned upon the approval of the Incentive Award Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Award Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Award Plan Proposal will not be effected.

The Named Sponsors and GWAC’s directors and officers have agreed to vote the GWAC Founder Shares and any GWAC’s public shares owned by them in favor of the Incentive Award Plan Proposal. See “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreement” for more information.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the New Cipher Incentive Award Plan, a copy of which is attached to the proxy statement/prospectus as Annex L, be adopted and approved.”

Recommendation of the GWAC Board

THE GWAC BOARD UNANIMOUSLY RECOMMENDS THAT THE GWAC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 4—THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal, the Charter Proposal, and the Incentive Plan Proposal are approved at the Special Meeting, we are requesting that stockholders approve and adopt a proposal to elect the individuals below as directors to the New Cipher Board, effective immediately upon the Closing of the Business Combination, with each Class I director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , each Class II director having a term that expires immediately following New Cipher’s annual meeting of stockholders in              and each Class III director having a term that expires immediately following New Cipher’s annual meeting of stockholders in             , or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death.

We are proposing          to serve as the Class I directors,          to serve as Class II directors and to          serve as Class III directors.

Information regarding each nominee is set forth in the section entitled “Management of the New Cipher Following the Business Combination”.

Vote Required for Approval

If a quorum is present, directors are elected by a plurality of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.

If the Business Combination Proposal or the Charter Proposals are not approved and the applicable conditions in the Merger Agreement are not waived, the director election proposal will not be presented at the meeting.

The Closing is conditioned on the approval of each of the Condition Precedent Proposals. It is important for you to note that in the event that the Condition Precedent Proposals do not receive the requisite vote for approval, we will not consummate the Business Combination.

Following consummation of the Business Combination, the election of directors of New Cipher will be governed by its charter documents and the laws of the State of Delaware.

The Named Sponsors and GWAC’s directors and officers have agreed to vote the GWAC Founder Shares and any GWAC’s public shares owned by them in favor of the Director Election Proposal. See “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreement” for more information.

Recommendation of the GWAC Board

THE GWAC BOARD UNANIMOUSLY RECOMMENDS THAT THE GWAC’S SHAREHOLDERS VOTE “FOR” THE ELECTION OF EACH THE NOMINEES LISTED IN THIS PROXY STATEMENT/PROSPECTUS.

PROPOSAL NO. 5—THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, the consideration to be paid to the Cipher’s Stockholder will consist of, assuming no redemptions by GWAC’s public stockholders, approximately [200] million shares of New Cipher Common Stock to be issued to, and distributed by, New Cipher, as agent on behalf of New Cipher’s stockholders, as set forth in and pursuant to the terms of the Merger Agreement.

In connection with the Business Combination, GWAC entered into PIPE Subscription Agreements (containing commitments to funding that are subject only to conditions that generally align with the conditions set forth in the Merger Agreement) with the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for 37,500,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate commitment of $375,000,000.

Additionally, in connection with the Business Combination, GWAC entered into the Bitfury Subscription Agreement (containing commitments to funding that are subject only to conditions that generally align with the conditions set forth in the Merger Agreement) with the Cipher Stockholder, pursuant to which the Cipher Stockholder has agreed to subscribe for 5,000,000 shares of New Cipher Common Stock at a purchase price of $10.00 per share for an aggregate benefit-in-kind commitment of $50,000,000.

As contemplated by the Incentive Plan Proposal, we intend to reserve 20,517,677 shares of New Cipher Common Stock for grants of awards under the Incentive Award Plan. For more information on the incentive plan proposal, see “Proposal No. 3—The Incentive Plan Proposal.”

Why GWAC Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635.

Under Nasdaq Listing Rule 5635, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including in connection with: (i) the acquisition of the stock or assets of another company; (ii) a change of control; and (iii) transactions other than public offerings. Under Nasdaq Listing Rule 5635, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of GWAC Common Stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of GWAC Common Stock outstanding before the issuance. The maximum aggregate number of shares of common stock issuable as consideration to be paid to Cipher’s stockholders pursuant to the Merger Agreement, as well as issuable pursuant to the Subscription Agreements and the Bitfury Subscription Agreement represents greater than 20% of the number of shares of common stock before such issuance. As a result, stockholder approval of the issuance of shares of common stock is required under the Nasdaq regulations.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the Special Meeting. The approval of the Nasdaq Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Nasdaq Proposal.

The Business Combination is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Named Sponsors and GWAC’s directors and officers have agreed to vote the GWAC Founder Shares and any GWAC’s public shares owned by them in favor of Nasdaq Proposal. See “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreement” for more information.

Recommendation of the GWAC Board

THE GWAC BOARD UNANIMOUSLY RECOMMENDS THAT THE GWAC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 6—THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the GWAC Board to adjourn the Special Meeting to a later date or dates, if necessary, (i) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to GWAC’s shareholders or, if as of the time for which the Special Meeting is scheduled, there are insufficient GWAC ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (ii) in order to solicit additional proxies from GWAC’s shareholders in favor of one or more of the proposals at the Special Meeting. See “Business Combination Proposal—Interests of GWAC’s Directors and Executive Officers in the Business Combination.”

In no event will GWAC solicit proxies to adjourn the Special Meeting or consummate the business combination beyond the date by which it may properly do so under its amended and restated certificate of incorporation and Delaware law. The purpose of the adjournment proposal is to provide more time for the Sponsor, GWAC and/or their respective affiliates to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on such proposal and to meet the requirements that are necessary to consummate the business combination. See “Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination.”

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is presented to the Special Meeting and is not approved by the shareholders, the GWAC Board may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned on any other proposal.

The Named Sponsors and GWAC’s directors and officers have agreed to vote the GWAC Founder Shares and any GWAC’s public shares owned by them in favor of the Adjournment Proposal, if presented. See “Proposal No.1—The Business Combination Proposal—Related Agreements—Sponsor Lock-up Agreement” for more information.

Recommendation of the GWAC Board

THE GWAC BOARD UNANIMOUSLY RECOMMENDS THAT THE GWAC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations to U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of GWAC Common Stock that elect to have their GWAC Common Stock redeemed for cash if the Business Combination is completed. This discussion applies only to holders that hold GWAC Common Stock as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, including the alternative minimum tax, the medicare tax on certain investment income and the different consequences that may apply if holders are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker-dealers;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to shares of GWAC Common Stock or Cipher Common Stock;

•	persons holding GWAC Common Stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	persons that directly, indirectly or constructively own five percent or more (by vote or value) of GWAC Common Stock;

•	persons who received their shares of GWAC Common Stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes); and

•	tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds GWAC Common Stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the business combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

All holders are urged to consult their own tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Consequences to Holders Electing to Exercise Redemption Rights

In the event that a holder’s shares of GWAC Common Stock are redeemed, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of GWAC Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of GWAC Common Stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of GWAC Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “— Non-U.S. Holders—Taxation of Redemption Treated as a Sale of GWAC Common Stock.” If the redemption does not qualify as a sale of shares of GWAC Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “—Non-U.S. Holder—Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of GWAC Common Stock qualifies for sale treatment will depend largely on the total number of shares of GWAC Common Stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any GWAC Common Stock that a holder would directly or indirectly acquire pursuant to the business combination or the PIPE Investment) relative to all of GWAC shares outstanding both before and after the redemption. The redemption of GWAC Common Stock generally will be treated as a sale of GWAC Common Stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in GWAC or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of GWAC stock actually owned by the holder, but also shares of GWAC stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include GWAC Common Stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any GWAC Common Stock that a holder directly or constructively acquires pursuant to the business combination or the PIPE Investment generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of GWAC outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of GWAC Common Stock must, among other requirements, be less than eighty percent (80%) of the percentage of GWAC outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of GWAC Common Stock and the GWAC Common Stock to be issued pursuant to the business combination or the PIPE Investment). There will be a complete termination of a holder’s interest if either (1) all of the shares of GWAC Common Stock actually and constructively owned by the holder are redeemed or (2) all of the shares of GWAC Common Stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of GWAC Common Stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of GWAC Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of GWAC Common Stock will be treated as a corporate distribution to the redeemed holder, and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed GWAC Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of GWAC Common Stock who, or that, is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution. If GWAC redemption of a U.S. holder’s shares of GWAC Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of GWAC Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from GWAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of GWAC’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of GWAC Common Stock. Any remaining excess will be treated as gain realized on the sale of shares of GWAC Common Stock and will be treated as described below under the section entitled “—  U.S. Holders — Taxation of Redemption Treated as a Sale of GWAC Common Stock.”

Dividends GWAC pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends GWAC pays to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the GWAC Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Taxation of Redemption Treated as a Sale of GWAC Common Stock. If a redemption of a U.S. holder’s shares of GWAC Common Stock is treated as a sale, as discussed above under the section entitled “— Redemption of GWAC Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of GWAC Common Stock redeemed. A U.S. holder’s adjusted tax basis in its GWAC Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of GWAC Common Stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the GWAC Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the GWAC Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. holders who hold different blocks of GWAC Common sSock (shares of GWAC Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of GWAC Common Stock who, or that, is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder.

Taxation of Redemption Treated as a Distribution. If a redemption of a Non-U.S. holder’s shares of GWAC Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of GWAC Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of GWAC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals), or W-8BEN-E, Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of GWAC Common Stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the GWAC Common Stock, which will be treated as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of GWAC Common Stock.”

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s GWAC Common Stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of GWAC Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of GWAC Common Stock. If a redemption of a Non-U.S. holder’s shares of GWAC Common Stock is treated as a sale of GWAC Common Stock, as discussed above under the section entitled “— Redemption of GWAC Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•

GWAC is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held GWAC Common Stock and, in the case where shares of GWAC Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of GWAC Common Stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of GWAC Common Stock. There can be no assurance that GWAC Common Stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.

GWAC believes that it is not, and has not been at any time since formation, a United States real property holding corporation and does not expect to be a United States real property holding corporation immediately after the business combination is completed.

Information Reporting and Backup Withholding

Payments of cash to a holder pursuant to a redemption of GWAC Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions under the Foreign Account Tax Compliance Act (“FATCA”) impose withholding of thirty percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on GWAC Common Stock. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.

In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides certifications required on a valid IRS Form W-9, Request for Taxpayer Identification Number and Certification, or a valid IRS Form W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of GWAC Common Stock.

OTHER INFORMATION RELATED TO GWAC

Introduction

GWAC was incorporated on June 24, 2020 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. GWAC’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the Merger Agreement, GWAC’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Our name, “Good Works”, embodies our complementary objectives of (1) investing in a high-quality company in need of growth capital or liquidity and (2) giving back by donating part of our founder shares to non-profits. Our company, through three of our officer and directors, has made available 750,000 founder shares (250,000 to each of three of them) to be contributed to non-profit organizations. We recognize that the timing of our initial public offering coincided with one of the most economically challenging periods in the history of the United States. The coronavirus pandemic and associated COVID-19 disease has led to over 500,000 deaths in the U.S., massive unemployment and physical and emotional suffering on untold individuals. We also recognize that many non-profit organizations have been adversely challenged by substantial decreases in both revenue producing activities and donations. Accordingly, it is the intention of our designated officer and directors that these founder shares are to be donated to non-profits, including those involved in the arts, human rights and the advancement of life sciences. We believe the charitable aspect of our undertakings is a strong motivating factor for our officers and directors to make our company successful for both our stockholders and these non-profits.

Initial Public Offering and Simultaneous Private Placement

On October 22, 2020, GWAC consummated its initial public offering (“GWAC IPO”) of 15,000,000 Units. The Units were sold at a price of $10.00 per unit, generating gross proceeds of $150,000,000. In connection with the GWAC IPO, the underwriters were granted a 45-day option from the date of the GWAC IPO prospectus (the “Over-Allotment Option”) to purchase up to 2,250,000 additional units to cover over-allotments (the “Over-Allotment Units”), if any. On October 26, 2020, the underwriters purchased an additional 1,500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. On November 17, 2020, the underwriters purchased an additional 500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. The Over-Allotment Units were sold at an offering price of $10.00 per Over-Allotment Unit, generating aggregate additional gross proceeds of $20,000,000 to GWAC. The securities sold in the GWAC IPO were registered under the Securities Act on a registration statement on Form S-1 (No. 333-248333). The SEC declared the registration statement effective on October 19, 2020.

GWAC paid a total of $450,000 in underwriting discounts and commissions and $420,120 for other costs and expenses related to the GWAC IPO. I-Bankers, representative of the several underwriters in the IPO, received a portion of the underwriting discounts and commissions related to the GWAC IPO. GWAC also repaid the promissory note to an affiliate of our sponsor from the proceeds of the GWAC IPO. After deducting the underwriting discounts and commissions and incurred offering costs, the total net proceeds from our IPO (including the Units sold in the Over-Allotment Option) and the sale of the private placement units was $171,409,880, of which $170,000,000 (or $10.00 per unit sold in the GWAC IPO) was placed in the trust account with Continental Stock Transfer & Trust Company acting as trustee. Except as described below, these proceeds will not be released until the earlier of the completion of an initial business combination and GWAC’s redemption of 100% of the outstanding public shares upon its failure to consummate a business combination within the completion window.

Other than as described above, no payments were made by us to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates.

Fair Market Value of Target Business

The target business or businesses that GWAC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for its initial business combination, although GWAC may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. The GWAC Board determined that this test was met in connection with the proposed business combination with Cipher as described in the section titled “Proposal No. 1—The Business Combination Proposal.”

Stockholder Approval of Business Combination

Under the Current Certificate of Incorporation, in connection with any proposed business combination, GWAC must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for GWAC’s initial public offering. Accordingly, in connection with the business combination with Cipher, the GWAC public stockholders may seek to redeem their public shares for cash in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the business combination proposal, the Founders, Named Sponsors, and GWAC’s Directors have agreed to vote the Founder Shares and with the exception of the Anchor Investors, any shares of GWAC Common Stock acquired in the market in favor of such proposed business combination.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding GWAC or its securities, the Sponsor, Cipher and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of GWAC Common Stock or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the business combination be approved where it appears that such requirements would otherwise not be met. All shares repurchased by GWAC’s affiliates pursuant to such arrangements would be voted in favor of the proposed business combination.

Liquidation if No Business Combination

Under the Current Certificate of Incorporation, if GWAC does not complete a business combination within the completion window, GWAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of GWAC’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to GWAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. At such time, the warrants will expire. Holders of warrants will receive nothing upon a liquidation with respect to such rights and the warrants will be worthless.

The Named Sponsor and the GWAC officers and directors have each agreed to waive its rights to participate in any distribution from GWAC’s trust account or other assets with respect to the founder shares. There will be no distribution from the trust account with respect to GWAC Warrants, which will expire worthless if GWAC is liquidated.

The proceeds deposited in the trust account could, however, become subject to the claims of GWAC’s creditors which would be prior to the claims of the GWAC public stockholders. Although GWAC has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses GWAC has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, and although GWAC will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Accordingly, the actual per-share redemption price could be less than approximately $10.00, plus interest, due to claims of creditors. Additionally, if GWAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in GWAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of GWAC’s stockholders. To the extent any bankruptcy claims deplete the trust account, GWAC cannot assure you it will be able to return to the GWAC public stockholders at least approximately $10.00 per share. GWAC’s public stockholders are entitled to receive funds from the trust account only in the event of its failure to complete a business combination within the completion window or if the stockholders properly seek to have GWAC redeem their respective shares for cash upon a business combination which is actually completed by GWAC. In no other circumstances does a stockholder have any right or interest of any kind to or in the trust account.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of GWAC’s trust account distributed to the GWAC public stockholders upon the redemption of 100% of its outstanding public shares in the event GWAC does not complete its initial business combination within the completion window may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, if a business combination does not occur, it is GWAC’s intention to redeem its public shares as soon as reasonably possible following the expiration of the time periods described above and, therefore, GWAC does not intend to comply with the procedures required by Section 280 of the DGCL, which would limit the amount and duration of GWAC’s stockholders’ liability with respect to liquidating distributions as described above. As such, GWAC’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of GWAC’s stockholders may extend well beyond the third anniversary of such date.

Furthermore, if the portion of GWAC’s trust account distributed to the GWAC public stockholders upon the redemption of 100% of its public shares in the event GWAC does not complete its initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six-years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

Because GWAC will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires GWAC to adopt a plan, based on facts known to it at such time that provides for its payment of all existing and pending claims or claims that may be potentially brought against it within the subsequent 10 years. However, because GWAC is a blank check company, rather than an operating company, and GWAC’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

GWAC will pay the costs of any subsequent liquidation from its remaining assets outside of the trust account. If such funds are insufficient, GWAC’s executive officers have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately$20,000) and have agreed not to seek repayment for such expenses.

Facilities

We currently maintain our executive offices at 4265 San Felipe, Suite 603. Houston, 77027. The cost for this space is included in the $10,000 per month fee that we will pay to Shoreline Capital Advisors, Inc., an affiliate of one of our officers, for office space, utilities, secretarial support and other administrative and consulting services. We believe that the amount we will pay under the administrative services agreement is comparable to the cost of similar services that we could obtain from unaffiliated persons. We consider our current office space adequate for our current operations.

Upon the Closing, the principal executive offices will be those of Cipher, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees

GWAC has three executive officers. These individuals are not obligated to devote any specific number of hours to GWAC’s matters and intend to devote only as much time as they deem necessary to its affairs. GWAC does not intend to have any full-time employees prior to the consummation of a business combination.

Management, Directors and Executive Officers

GWAC’s current directors and executive officers are as follows:

Name	Age	Title
Fred Zeidman	74	Co-Chairman, Chief Executive Officer
Douglas Wurth	56	Co-Chairman, Director
Cary Grossman	66	President and Director
David Pauker	61	Director
John J. Lendrum, III	70	Director
Paul Fratamico	52	Director
Tahira Rehmatullah	38	Director

Fred Zeidman, Co-Chairman & Chief Executive Officer

Fred S. Zeidman has served as our Chief Executive Officer and been a member of our board of directors since June 2020. Mr. Zeidman has served as Chairman of Gordian Group LLC, a U.S. investment bank specializing in board level advice in complex financial matters since December 2014. Over the course of his distinguished 50-year career, Mr. Zeidman has served in a number of high-profile executive roles. In addition to his role with Gordian Group, he is also a director of Prosperity Bank in Houston. His leadership roles have included: Chairman of the Board and Chief Executive Officer of Unibar Corporation, the largest domestic independent drilling fluids company, until its sale to Anchor Drilling Fluids in 1992, President and CEO of Crown Services, President and CEO of Intersystems, President and CEO of Interpak Systems, Chairman, Chief Executive Officer and President of Seitel, Inc., a Houston-based onshore seismic data provider where he was instrumental in the successful turnaround of the company, Chief Bankruptcy Trustee of AremisSoft Corp., Chief Restructuring Officer of TransMeridian Exploration Inc., a Director of the REMA subsidiary of NRG Energy, Lead Director of Straight Path Communications, and CFO of the Texas Heart Institute where he led a complex financial restructuring and assisted in the integration of St. Luke’s Episcopal Hospital System and Baylor College of Medicine into Catholic Health Initiatives. Mr. Zeidman was appointed Chairman of the US Holocaust Memorial

Council by President George W. Bush in 2002, and served until 2010, and is Chairman Emeritus. He was Chairman of the University of Texas Health Science System Houston and is Chairman Emeritus. Mr. Zeidman was a Director of the Texas Heart Institute. He is on the board of the Development Corp of Israel (Israel Bonds) and served on the Board and Executive Committee of the National World War II Museum. Mr. Zeidman holds a Bachelor’s degree from Washington University in St. Louis and a Master’s in Business Administration from New York University. We believe that Mr. Zeidman is well qualified to serve on our board of directors due to his extensive leadership, restructuring and corporate finance experience as well has his extensive relationships in the investing, investment banking and restructuring businesses.

Douglas Wurth, Co-Chairman and Director

Douglas Wurth has served on our board of directors since the closing of our initial public offering. Mr. Wurth led both the Wealth and Alternative Asset Division of the Asset Management businesses during his nearly 20 years at J.P Morgan from 1997 to 2016. He was Chief Executive Officer of Alternative Investments for J.P. Morgan Asset Management, where he managed businesses with over $120 billion in alternative assets. Prior to that role, Mr. Wurth was the Chief Executive Officer of J.P. Morgan’s International Private Bank, where he led the expansion of the franchise in Asia, Latin America and Europe while based in New York, Hong Kong, and London. Since leaving J.P. Morgan, Mr. Wurth has been involved in managing private, direct investments and serves as a director of such businesses. Earlier in his career, Mr. Wurth served as global head of J.P. Morgan Private Bank’s Alternative Investments Group in London and New York, which sourced, structured and monitored funds, separate accounts, and directs. Prior to joining J.P. Morgan, Mr. Wurth practiced law at the New York firm Skadden, Arps, Slate, Meagher & Flom from 1992 to 1995, and served as General Counsel to former U.S. Senator Robert Dole’s 1996 presidential campaign. Mr. Wurth earned a Bachelor of Arts degree from the University of Notre Dame and a J.D. from the University of Virginia School of Law. We believe that Mr. Wurth is well qualified to serve on our board of directors due to his overall leadership experience, his experience in the private equity and alternative investments industry and his legal experience.

Cary Grossman, President and Director

Cary Grossman has served as our President and been a member of our board of directors since June 2020. Mr. Grossman is a veteran finance professional with a combination of executive management, investment banking and public accounting experience. His extensive experience includes interim management and restructuring of distressed businesses, public and private placements of debt and equity, mergers & acquisitions, initial public offerings, building and leading management teams, oversight of company financial functions, investor relations, and corporate governance.

In 2010, Mr. Grossman co-founded Shoreline Capital Advisors, an investment banking firm focused on financial advisory services and middle market corporate finance transactions. Recent engagements have included: a term debt financing for one of the largest cannabis companies in the U.S., a leveraged recapitalization for a large managed care physician practice, serving as Chief Restructuring Officer for oilfield service company bankruptcies, and arranging $250 million of private debt and equity as well as advising on related acquisitions. Prior to Shoreline, from 1991 – 2002, Mr. Grossman co-founded and was CEO of another investment banking firm, McFarland, Grossman & Company. Earlier in his career, he practiced public accounting for 15 years. Mr. Grossman has also held a number of executive positions, including; President of XFit, Inc. from 2019 to 2020, Chief Financial Officer for Blaze Metals, LLC from 2007 to 2010; Executive Vice President, Chief Financial Officer and Chief Operating Officer of Gentium, S.P.A. from 2004 to 2006; Chief Executive Officer of ERP Environmental Services, Inc. and Chief Financial Officer of U.S. Liquids, Inc. from 2001 to 2003. He also co-founded Pentacon, Inc. (NYSE: JIT) and served as a board member and Executive Chairman from 1998 – 2002, and as a director of Metalico (NYSE: MEA) 2014 – 2015 and INX Inc (NASDAQ: INXI) 2004 – 2011. Mr. Grossman is a Certified Public Accountant and earned a Bachelor of Business Administration from the University of Texas. We believe that Mr. Grossman is well qualified to serve on our board of directors due to his extensive corporate finance and management experience, his prior experience with SPACs and his overall public company experience.

David Pauker, Director

David Pauker has served on our board of directors since the closing of our initial public offering. Mr. Pauker is an independent director and C-suite executive with more than 25 years of experience advising public and private companies and their investors as financial advisor and interim manager.

Mr. Pauker was formerly the Executive Managing Director of Goldin Associates, a leading U.S. financial and restructuring advisory firm from 1990 to 2015. He headed the firm’s national practice and was senior advisor to companies and investors in financial services, energy and natural resources, consumer products, chemicals & industrial products, manufacturing, media & telecom, professional services, real estate, retail and other industries. He assisted clients to identify core competencies, develop strategic plans and negotiate and structure numerous financial and restructuring transactions.

Mr. Pauker has served as an interim C-suite executive for numerous public and private companies including Young Broadcasting, Refco, Vlasic Foods/Swanson Frozen Foods, Grand Court Lifestyles, PSINet Consulting, ISM Advisors, Pharmacy Fund and Essar Steel Minnesota. Mr. Pauker has successfully negotiated the sale of many operating businesses and frequently improved financial performance through review of revenue drivers, COGS and SG&A and optimization of working capital.

Mr. Pauker is currently non-executive Chairman of the Government Development Bank Debt Recovery Authority of Puerto Rico and a member of the board of Steinhoff International Holdings, NV. Mr. Pauker was appointed to the board of Lehman Brothers pursuant to its bankruptcy plan and served briefly as its Chairman from 2015 to 2016. He was formerly on the boards of Terraform Power and Interstate Bakeries. He is also a director of Social Accountability International.

Mr. Pauker earned a J.D. from Columbia Law School and a B.S. from Cornell University (Industrial and Labor Relations). Mr. Pauker is a Fellow of the American College of Bankruptcy. We believe that Mr. Pauker is well qualified to serve on our board of directors due to his extensive experience as a restructuring professional and his extensive relationships with investors in distressed businesses.

John J. Lendrum, III, Director

John J. Lendrum has served on our board of directors since the closing of our initial public offering. Since 2015, Mr. Lendrum has been the Non-Executive Chairman of Nuevo Midstream Dos, LLC which is actively pursuing midstream projects in the primary energy basins of the United States. From 2012 to 2014, he was the former President, CEO and member of the board of directors of Nuevo Midstream Company (“Nuevo”). Nuevo owned and operated gas gathering, processing and treating assets in the Delaware and Permian Basins of West Texas and New Mexico. This entity was sold to an affiliate of Anadarko Petroleum Company in 2014. Both Nuevo entities were formed and capitalized with EncapFlatrock Midstream partners.

Mr. Lendrum serves on the Board of Blue Rock Energy Partners. In 2018, he participated along with several other family offices, in the acquisition of Blue Rock from the private equity unit of TudorPickeringHolt. Blue Rock and its predecessors have been involved in providing acquisition and development capital to the independent energy industry for over 25 years.

He is the former Chairman of the Board, from 2013 to 2015, and President, from 2003 to 2013, of Torch Energy Advisors Incorporated (“Torch”), a Houston-based company which specialized in the exploitation and development of oil and gas properties, mid-stream oil and gas assets and clean energy renewable energy projects. Previously, from 1987 to 1993 Mr. Lendrum served as EVP and Chief Financial Officer of Torch and served in senior financial and business development roles with the Torch managed public companies of Nuevo Energy Company, Energy Assets International and Bellwether Exploration. Prior to joining the Torch companies in 1986, Mr. Lendrum served as EVP and Chief Financial Officer of a private oil and gas production company in Midland Texas.

From 2006 to 2011, Mr. Lendrum was the Vice Chairman of the board of directors of Resaca Exploitation, Inc., which was listed on the Alternative Investment Market of the London Stock Exchange in 2008. He was also a Director of BPZ Energy, Inc. (“BPZ”) and Chairman of the Audit Committee. BPZ focused on the exploration and development of oil and gas and power generation projects in South America, with principal activities offshore Peru. BPZ was listed on the NYSE.

Mr. Lendrum began his career with the international public accounting firm of KPMG Peat Marwick where he worked from 1975 to 1982. He earned a B.B.A. in Finance and completed his graduate studies in Accounting Theory at The University of Texas at Austin. We believe that Mr. Lendrum is well qualified to serve on our board of directors due to his extensive experience in a number of industries, his extensive leadership and public company governance experience and his extensive networks in the private equity and investment banking industries.

Paul Fratamico, Director

Paul Fratamico has served on our board of directors since the closing of our initial public offering. He has over 20 years of experience in financial markets and distressed investments and is currently a Managing Director at I-Bankers Securities, Inc. since 2015.

Starting his Wall Street career in 1999 at Chase Securities, which later became J.P. Morgan Securities LLC, Mr. Fratamico was part of a Special Situations investment group that managed a long-short propriety trading fund on behalf of the bank. In 2006, Mr. Fratamico joined $15 billion multi-strategy hedge fund MD Sass where he played a leadership role and helped manage the fund’s special situations and distressed investment strategy, Resurgence Asset Management.

While there, the Hedge Fund Research Institute ranked Resurgence Asset Management as the number one fund in the United States in its category.

For the past several years, Mr. Fratamico has served as a trusted financial advisor on finance and investment transactions involving leading figures from the worlds of business, entertainment, and politics. In addition, Mr. Fratamico has served as a speaker and subject matter expert on corporate finance and financial restructuring topics. Mr. Fratamico has given professional seminars at leading Wall Street banks such as Citibank, Credit Suisse, J.P. Morgan, international banks including Bank of China, Société Général, and Rabobank, as well as leading universities such as the University of Chicago, Columbia University, and Johns Hopkins University.

Earlier in his career from 1995 to 1997, Mr. Fratamico worked at the Inter-American Development Bank in Washington, DC, a multilateral development bank founded in 1959 to accelerate the economic and social development in Latin America and the Caribbean.

Mr. Fratamico holds a Bachelor’s degree from Villanova University and a Master’s in Business Administration from the Booth School of Business at the University of Chicago. We believe that Mr. Fratamico is well qualified to serve on our board of directors due to his extensive experience and relationships in distressed investing and restructuring.

Tahira Rehmatullah, Director

Tahira Rehmatullah has served on our board of directors since the closing of our initial public offering. She has served as President of T3 Ventures Advisory since August 2016 and Partner at Highlands Venture Partners since June 2020. She is an investor, entrepreneur and advisor to numerous businesses and has expertise in brand development, investment strategy, and operational growth. An established thought leader, Ms. Rehmatullah is a frequent speaker at conferences and events around the world and has been featured in press outlets such as Forbes, Business Insider, Fortune, and Rolling Stone.

Previously, Ms. Rehmatullah was Managing Director at Hypur Ventures, a venture capital fund, from June 2017 to August 2019, CFO of MTech Acquisition Corp., a SPAC, from January 2018 to June 2019, General Manager of Marley Natural, an iconic cannabis lifestyle brand, from November 2014 to May 2016, and an Investment Manager at Privateer Holdings, a private equity fund from July 2014 to May 2016. Prior to that, from September 2011 to June 2012, Ms. Rehmatullah was a Portfolio Manager at City First Enterprises managing CFE’s community development investment portfolio, and an associate at Perry Capital from March 2007 to July 2011 where she led research initiatives for the asset-backed securities team. Her career began in Ernst & Young’s Financial Services Advisory practice from October 2005 to March 2007.

Ms. Rehmatullah earned her MBA from the Yale School of Management, where she was a Yale Entrepreneurial Institute Venture Creation Advisor. She holds a B.S. in Finance and Life Sciences from The Ohio State University where she graduated Magna Cum Laude and was a Presidential Scholar. She resides in New York City. We believe that Ms. Rehmatullah is well qualified to serve on our board of directors because of her diverse private equity investing experience, her extensive prior experience with special purpose acquisition companies and her marketing and branding experience.

Number of Officers and Directors

We have seven directors. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one full year after our first fiscal year end following our listing on Nasdaq. We may not hold an annual meeting of stockholders until after we consummate our initial business combination.

Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate.

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of GWAC’s Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Mr. Pauker, Mr. Lendrum, Mr. Fratamico, and Ms. Rehmatullah are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. Our audit committee, compensation committee and nominating and corporate governance committee is composed solely of independent directors.

Audit Committee

The members of our audit committee are Messrs. Lendrum, Pauker and Fratamico. Mr. Lendrum serves as chairman of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members on the audit committee. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Messrs. Lendrum, Pauker and Fratamico qualify as independent directors under applicable rules. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Lendrum qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

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the appointment, compensation, retention, replacement, and oversight of the work of the independent registered accounting firm and any other independent registered public accounting firm engaged by us;

•

pre-approving all audit and non-audit services to be provided by the independent registered accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent registered accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent registered accounting firm;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent registered accounting firm describing (i) the independent registered accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our compensation committee are Messrs. Fratamico and Lendrum and Ms. Rehmatullah. Mr. Fratamico serves as chairman of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members on the compensation committee, all of whom must be independent.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance are Messrs. Pauker and Fratamico and Ms. Rehmatullah. Mr. Pauker serves as chair of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee will be to assist the board in:

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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of Nasdaq.

Director Nominations

Our nominating and corporate governance committee will recommend to the board of directors candidates for nomination for election at the annual meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders).

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of New Cipher’s intended executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on New Cipher’s Board.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our form of Code of Ethics and our audit committee charter as exhibits to the registration statement. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor these fiduciary obligations under applicable law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our business combination. Our Proposed Certificate of Incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

Potential investors should also be aware of the following other potential conflicts of interest:

•

None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•

In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

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Our sponsor, officers, directors, and GW Sponsor 2, LLC have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the consummation of our initial business combination. The Anchor Investors have agreed to waive their redemption rights with respect to their founder shares only. Additionally, our Named Sponsors, officers, directors, and GW Sponsor 2, LLC have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination within 21 months after the closing of our initial public offering, although the Anchor Investors will be entitled to liquidating distributions from the trust account with respect to any public shares they hold. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units will be used to fund the redemption of our public shares, and the private placement units will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable or saleable by our initial shareholders until the earlier of (1) one year after the completion of our initial business combination and (2) the date on which we consummate a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, the founder shares will be released from the lock-up. With certain limited exceptions, the private placement units and the securities underlying such units will not be transferable, assignable or saleable by our initial shareholders until 30 days after the completion of our initial business combination. Since our initial shareholders and officers and directors may directly or indirectly own common stock and warrants following our initial public offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•

Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

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Our sponsor, officers, directors, and GW Sponsor 2, LLC have agreed to vote their founder shares and any public shares purchased during or after our initial public offering in favor of our initial business combination. As a result, in addition to the founder shares held by our sponsor, officers, directors, and GW Sponsor 2, LLC, we would need 6,261,001, or 36.8%, of the 17,000,000 public shares sold in our initial public offering to be voted in favor of a transaction (assuming all outstanding shares are voted) in order to have our initial business combination approved. Furthermore, assuming only the minimum number of shareholders required to be present at the shareholders’ meeting held to approve our initial business combination are present at such meeting, we would need only 891,501 of the 17,000,000 public shares, or approximately 5.2% of the shares sold as part of the units in our initial public offering, to be voted in favor of our initial business combination in order to have such transaction approved. In addition, in the event that our board of directors amends our bylaws to reduce the number of shares required to be present at a meeting of our shareholders, we would need even fewer public shares to be voted in favor of our initial business combination to have such transaction approved. The existence of financial and personal interests of one or more of the persons who agreed to vote in favor of the initial business combination may result in a conflict of interest on their part between what he, she or they may believe is best for himself, herself or themselves as opposed to what might be in the best interests of our other shareholders.

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Our initial shareholders, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our initial shareholders or an affiliate of our initial shareholders or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into private placement units at a price of $10.00 per unit. Such units would be identical to the private placement units, including as to exercise price, exercisability and exercise period of the underlying warrants.

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I-Bankers serves as advisor to GWAC in connection with our business combination. I-Bankers’ responsibilities include assisting us in holding meetings with our stockholders to discuss the potential business combination and the target business’s attributes, introducing us to potential investors that are interested in purchasing our securities in connection with the potential business combination, assisting us in obtaining stockholder approval for the business combination, and assisting us with our press releases and public filings in connection with the business combination. We will pay I-Bankers a cash fee for such services immediately before or after the consummation of our initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of our initial public offering, including the proceeds from the partial exercise of the over-allotment option. One of our directors, Paul Fratamico, is an associated person and a Managing Director of I-Bankers. Mr. Fratamico may have a conflict of interest insofar, I-Bankers, will receive a cash fee for its services upon the consummation on an initial business combination in the amount of $7,650,000.

The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to the corporation and its shareholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Furthermore, our Proposed Certificate of Incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. We do not believe that these contractual obligations will materially affect our ability to complete our business combination. Our Proposed Certificate of Incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial shareholders, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view. Cipher is not affiliated with our initial shareholders, officers or directors.

Limitation on Liability and Indemnification of Officers and Directors

Our Proposed Certificate of Incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Proposed Certificate of Incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.

We entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Proposed Certificate of Incorporation. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Until the earlier of consummation of our initial business combination and our liquidation, beginning on the closing date of our initial public offering, we have agreed to pay an affiliate of one of our officers a total of $10,000 per month for office space, utilities, secretarial support and other administrative and consulting services. Our executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment. For information regarding individuals who are expected to serve as directors and executive officers of New Cipher upon consummation of the Business Combination, see “Proposal No. 4—The Director Election Proposal”.

Legal Proceedings

There is no material litigation, arbitration, governmental proceeding or any other legal proceeding currently pending or known to be contemplated against GWAC, and GWAC has not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

GWAC has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, GWAC’s annual reports contain financial statements audited and reported on by GWAC’s independent registered public accounting firm.

GWAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements other than statements of historical fact included in this Report including, without limitation, statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding GWAC’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this Report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or GWAC’s management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, GWAC’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated on June 24, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). We consummated our Public Offering (as defined below) on October 22, 2020 and are currently in the process of locating suitable targets for our business combination. We intend to use the cash proceeds from our Public Offering and the Private Placement described below as well as additional issuances, if any, of our capital stock, debt or a combination of cash, stock and debt to complete the Business Combination.

We expect to incur significant costs in the pursuit of our initial Business Combination. We cannot assure you that our plans to raise capital or to complete our initial Business Combination will be successful.

We completed the sale of 15,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit on October 22, 2020. Simultaneous with the closing of the Public Offering, we completed the sale of 228,000 Private Units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to certain funds and accounts managed by Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital Inc., and Polar Asset Management Partners Inc. (collectively, the “Anchor Investors”).

As of December 31, 2020, a total of $170,000,000 of the net proceeds from the IPO (including the partial exercise of the over-allotment option) and the Private Placements were in a trust account established for the benefit of GWAC’s public shareholders. The trust fund account is invested in interest-bearing U.S. government securities and the income earned on those investments is also for the benefit of our public shareholders.

Our management has broad discretion with respect to the specific application of the net proceeds of IPO and the Private Placement, although substantially all of the net proceeds are intended to be applied generally towards consummating a business combination.

Results of Operations

As of December 31, 2020, we have not commenced any operations. All activity for the period from June 24, 2020 (inception) through December 31, 2020, relates to our formation and initial public offering (“Public Offering” of “IPO”), and, since the completion of the IPO, searching for a target to consummate a Business

Combination. We will not generate any operating revenues until after the completion of a Business Combination, at the earliest. We will generate non-operating income in the form of interest income from the proceeds derived from the Public Offering and placed in the Trust Account (defined below).

For the period from June 24, 2020 (Inception) through December 31, 2020, we had a net loss of $126,315. We incurred $126,315 of formation and operating costs (not charged against shareholder’s equity), consisting mostly of general and administrative expenses.

Liquidity and Capital Resources

As of December 31, 2020, we had cash outside our trust account of $1,276,364, available for working capital needs. All remaining cash was held in the trust account and is generally unavailable for our use, prior to an initial business combination.

On October 22, 2020, GWAC completed the sale of 15,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $150,000,000.

Simultaneous with the closing of the IPO, GWAC completed the sale of 228,000 Private Units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to certain funds and accounts managed by the Anchor Investors, generating gross proceeds of $2,228,000.

In connection with the IPO, the underwriters were granted a 45-day option from the date of the prospectus (the “Over-Allotment Option”) to purchase up to 2,250,000 additional units to cover over-allotments (the “Over-Allotment Units”), if any. On October 26, 2020, the underwriters purchased an additional 1,500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. On November 17, 2020, the underwriters purchased an additional 500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. The Over-Allotment Units were sold at an offering price of $10.00 per Over-Allotment Unit, generating aggregate additional gross proceeds of $20,000,000 to GWAC. On November 17, 2020, the underwriters canceled the remainder of the Over-Allotment Option.

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (excluding the business combination marketing fees payable to I-Bankers) to complete our initial Business Combination. We may withdraw interest to pay our taxes and liquidation expenses if we are unsuccessful in completing a Business Combination. We estimate our annual franchise tax obligations to be $200,000, which is the maximum amount of annual franchise taxes payable by us as a Delaware corporation per annum, which we may pay from funds from the Public Offering held outside of the trust account or from interest earned on the funds held in the trust account and released to us for this purpose. Our 2020 franchise tax was calculated using a partial year proration and amounted to $44,523. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account reduced by our operating expense and franchise taxes. We expect the interest earned on the amount in the trust account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Further, our Sponsor, officers and directors or their respective affiliates may, but are not obligated to, loan us funds as may be required (the “Working Capital Loans”). If we complete a Business Combination, we would repay the Working Capital Loans. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Such Working Capital Loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, or converted upon consummation of a Business Combination into additional Private Placement Units at a price of $10.00 per Unit (the “Working Capital Units”). As of December 31, 2020, no Working Capital Loans have been issued.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Financing Arrangements

We did not have any off-balance sheet arrangement as of December 31, 2020.

Contractual Obligations

As of December 31, 2020, we did not have any long-term debt, capital or operating lease obligations.

We entered into an administrative services agreement pursuant to which we will pay an affiliate of one of our directors for office space and secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month.

We have engaged I-Bankers as an advisor in connection with our acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar Business Combination with one or more businesses or entities. We will pay I-Bankers for such services a fee equal to 4.5% of the gross proceeds of the Public Offering, or $7,650,000.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, common stock are classified as shareholders’ equity. Our common stock feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 16,647,168 common stock subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of our balance sheet.

Net Loss Per Common Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income by the weighted-average number of common stock outstanding during the periods. We had not considered the effect of the warrants sold in our initial public offering (including the consummation of the over-allotment option) and the private placement to purchase an aggregate of 8,614,000 common stock in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method.

Recent Accounting Standards

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT CIPHER

References in this section to “we,” “our,” “us,” the “Company” or “Cipher” generally refer to Cipher and its consolidated subsidiaries.

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us,” the “Company” or “Cipher” generally refer to Cipher prior to the Business Combination and to New Cipher after giving effect to the Business Combination.

We were incorporated in the State of Delaware on January 7, 2021 under the name Cipher One Technology Inc. (subsequently, on January 12, 2021, we were renamed Cipher Mining Technologies Inc.) in connection with the Business Combination. Following the completion of the Business Combination, we plan to be listed under the name “Cipher Mining Inc.”

Business Overview

We are an emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States. Specifically, we plan to develop and grow a cryptocurrency mining business, specializing in Bitcoin. Our key mission is to become the leading Bitcoin mining company in the United States. As of the date of this proxy statement/prospectus, we have not commenced operations.

We have been established by Bitfury, a global full-service blockchain and technology company and one of the leading private infrastructure providers in the blockchain ecosystem. Building on its 10-year operating history, Bitfury is one of the world’s foremost providers of large scale digital asset infrastructure solutions, with headquarters in Amsterdam and presence in the United Kingdom, Canada, Japan, Hong Kong, Korea, Norway, Georgia, UAE, Russia, Ukraine and Kazakhstan. Bitfury has deployed several data centers for customers and its own operations in six countries and has active cryptomining operations in four countries. Bitfury mined more than 600 thousand Bitcoin since its inception, deploying over 500 Megawatts (MW) of electrical power. As a technological leader in the Bitcoin mining space, Bitfury has developed seven generations of ASIC chips, with a new eighth generation 5nm ASIC chip, the so-called NIVEN chip, currently anticipated to come into mass production in the third quarter of 2021. As of December 31, 2020, Bitfury had approximately 150 staff and employees, approximately 60 of whom were focusing on research and development efforts.

As a stand-alone, U.S.-based cryptocurrency mining business, specializing in Bitcoin, we plan to begin our initial buildout phase with a set-up of cryptocurrency mining facilities (or sites) in at least four cities in the United States (three in Texas and one in Ohio). Subject to completion of the Business Combination, we plan to begin deployment of capacity in one city in Ohio and one of the cities in Texas in the fourth quarter of 2021.

In connection with our planned set-up, pursuant to the Merger Agreement, on or around the Closing Date, we intend to enter into three long-term power arrangements, which intend to cover sites for our data centers in at least four planned cities referenced above, see “Information about Cipher—Material Agreements”. Pursuant to these agreements, we expect to have access, for at least five years, to an average cost of energy of approximately 2.7 c/kWh. Furthermore, through our partnership with Bitfury, we expect to have access to certain critical construction, engineering, operational, maintenance, consulting and other services and equipment, such as chips and servers, that are required to launch and maintain our mining center operations in the United States. We expect that these factors will competitively position us to complete our goal of becoming the largest Bitcoin mining operator in the United States.

We aim to deploy the computing power that we will create to mine Bitcoin and validate transactions on the Bitcoin network. We believe that Cipher will become an important player in the Bitcoin network due to our planned large-scale operations, best-in-class technology, market-leading power arrangements, strategic partnership with Bitfury and a seasoned, dedicated senior management team.

For a general overview of blockchain and key features of Bitcoin and Bitcoin industry, see “Information about Cipher—Blockchain and Bitcoin Industry Overview” below.

Our Key Strengths

We believe that we have a number of strengths that will give us a competitive advantage in the global cryptocurrency, and specifically Bitcoin, mining business, including:

Scale potential to become the largest Bitcoin mining operation in the United States

In the cryptocurrency, and specifically Bitcoin, mining business, we believe that scale can be a key factor in driving cost and margin improvements as well as providing a degree of protection against price volatility.

As further discussed in “—Our Strategy” and “—Our Planned Cryptocurrency Operations—Operational Buildout Timeline”, as part of our initial buildout phase, from the fourth quarter of 2021 until the end of 2022, we plan to deploy 445MW of electrical power with a computational power (hashrate) of 14.8 EH/s. Utilizing the cash flow that we expect to generate from our operations that are set-up during our initial buildout phase, we plan to expand deployment of energy capacity at existing or new sites as part of the follow-up phase from 2023 until 2025. We expect that upon the completion of those two phases, by the end of 2025, we will have the potential to deploy 745MW of electrical power, generating a hashrate of 39.8 EH/s, which could result in our ability to mine over 21,000 Bitcoin per annum. Based on our projections and assuming the overall hashrate of Bitcoin network of 455 EH/s in December 2025, we expect that our share in the overall hashrate of Bitcoin network could amount to approximately 9% by December 2025.

Furthermore, we expect that our focus on the U.S. operations will further support our potential. We believe that the United States currently provides the optimal geographic platform for the development of a cryptocurrency mining business, both in terms of its transparency and regulatory environment, including access to capital markets and the general contractual protections afforded by the U.S. legal system. As further discussed in “—Our Strategy”, we believe that this stability and transparency of the regulatory environment will allow us to establish and develop strong Bitcoin mining operations, and, in conjunction with our other strengths, will allow us to pursue our goal of becoming a leader in Bitcoin mining in the United States.

Cost leadership with low-cost electricity supply and resilient business model with downside protection against drops in Bitcoin prices

For our planned buildout phases, on or around the Closing Date, we intend to enter into long-term, low-cost power arrangements with Luminant ET Services Company LLC, Standard Power and WindHQ LLC. For further details on those arrangements, see “Information about Cipher—Material Agreements—Power Arrangements”. With those arrangements, we expect to have access, for at least five years, to an average cost of energy of approximately 2.7 c/kWh, which we expect will provide us some cost leadership advantage as compared to our main competitors. We also plan to utilize leading technology and mining equipment to maximize computing power output per MW, while minimizing downtime and repair costs. We anticipate that our use of different operational modes will allow us to balance between maximum output per chip and maximum efficiency to respond to varying market conditions.

The overall hashrate of the Bitcoin network is highly correlated with Bitcoin price, and any significant fall in Bitcoin price may force high-cost miners to cease their mining activities, which would typically result in a proportional decrease of the network power. As the number of blocks available for mining is set by Bitcoin protocol irrespective of the network’s hashrate or Bitcoin price increases, in periods of low Bitcoin prices, low-cost producers have the opportunity to take the market share of less-efficient participants and keep their economics resilient by mining a larger number of blocks.

The graph below shows a historic comparison between the Bitcoin price and the hashrate of the Bitcoin network:

Source: Coin Metrics, February 8, 2021

(1)	Hashrate represents a 7-day average

In line with our business model, we believe that our anticipated controlled power costs as well as leading technology and the expected reliable operations and maintenance services from Bitfury (see “Information about Cipher— Our Key Strengths—Leading expertise and capabilities”) will provide our mining operations with high resilience against drops in Bitcoin prices. If the price of Bitcoin drops, we anticipate that we will not only be able to continue our operations despite a drop in profitability, but also that we may be able to potentially take additional market share from our competitors, as some of our competitors with higher cost bases may be forced to curtail or even shut down their operations entirely if the price of Bitcoin drops significantly. We believe that such a model can produce an asymmetric and favorable risk-return profile for potential investors as compared to a direct investment in Bitcoin.

Unique access to technology for best-in-class performance

Through the Master Services and Supply Agreement, our partnership with Bitfury is designed to provide us with access to certain critical construction, engineering, operational, maintenance, consulting and other services and equipment, such as chips and servers, required to launch and maintain our mining center operations in the United States. Under the terms of this agreement, Bitfury must use commercially reasonable efforts to manufacture (or procure to manufacture) and supply to us the quantity, specification and type of equipment that we may reasonably request. We also expect to benefit from “most-favored nation pricing” protection in relation to equipment supplied by Bitfury worldwide. For further information about the Master Services and Supply Agreement, see “Information about Cipher—Material Agreements— Master Services and Supply Agreement”.

We plan to leverage Bitfury’s expertise and track record in Bitcoin mining technology innovation to gain access to the high-performance equipment and leading technologies for our mining operations. For example, through the

Master Services and Supply Agreement, we plan to gain access to Bitfury’s new, eighth generation 5nm ASIC chip, currently anticipated to come into mass production in the third quarter of 2021, and Bitfury’s automatic demand response systems. For further information on our technological leadership, see “Information about Cipher—Bitcoin Mining Technology”.

Leading expertise and capabilities

We believe that Bitfury is one of the most experienced providers of digital infrastructure solutions globally. In addition to Bitfury’s technological excellence, over its 10-year operating history, Bitfury has developed an extensive know-how in launching and maintaining data centers with the help of a team of experienced engineers.

We expect that our strategic partnership with the company, through the Master Services and Supply Agreement, will allow us to leverage Bitfury’s technological expertise and leadership in data center deployment, operations and maintenance support to ensure our operations are smooth and stable. We expect to benefit from Bitfury’s unique track record of launching and maintaining data centers and mining pools in helping us establish our operations in the United States. Bitfury is also expected to be acting as engineering procurement and construction management leader in the course of our regular operations. For more information, see “Information about Cipher—Our Strategy”.

Key management’s track record

At Cipher, we have assembled an experienced executive management team with many years of relevant experience and significant industry and technical knowledge. Furthermore, we believe that our strategic partnership with Bitfury further strengthens our position as it will allow us to build upon Bitfury’s track record of complex and large-scale data center development, which includes over eight years of Bitcoin mining execution in its 10-year operating history, with over 500MWs of electrical power deployed and over 600 thousand Bitcoin mined.

Strategic adjacencies with compelling long-term opportunities

With development of cryptocurrency exchanges and similar platforms, we believe that institutional investors will increasingly want to gain exposure to Bitcoin. Accordingly, we believe that we are strategically well positioned not only to develop our cryptocurrency mining business, but also to enhance it through other long-term opportunities in Bitcoin ecosystem. As our expected Bitcoin inventory will be freshly minted, originated within the U.S. regulatory system and not previously transacted, we believe that it may make us a particularly attractive candidate for potential partnership opportunities. Those opportunities could include, for example, potential partnerships with larger companies in technology and financial services as well as offering of mining-as-a-service.

For further information, see “Information about Cipher—Our Strategy”.

Our Strategy

Our strategy is to become the leading Bitcoin mining operator in the United States. Key elements of this strategy are:

Focus on building our operations in the United States and our planned initial and second buildout phases.

We believe that the North American market, and specifically the United States, represents a particularly attractive geographic region for establishment and development of Bitcoin mining operations. Two key drivers for this are the attractive market dynamics and its stable regulatory environment. We believe that the strong cryptocurrency mining dynamics in the United States are particularly driven by the low-cost energy and reliable power infrastructure, significant institutional investor interest and an opportunity to decentralize mining away from China. On the regulatory side, while crypto asset regulation in the United States, as in the rest of the world, is still in the development phase (see “Information about Cipher— Government Regulation”), we believe that the regulatory framework for Bitcoin in the United States is sufficiently well established and accepted. Furthermore, we believe that the U.S. digital asset ecosystem is more tightly regulated and may attract more compliance-oriented investors, which is expected to contribute to the overall stability of this ecosystem.

The following charts represent known and estimated total global Bitcoin mining capacity distributions as of July 2020:

Source: Cipher, based on BitOoda, “Bitcoin Mining Hashrate and Power Analysis”, July 2020

As outlined in our “—Our Planned Cryptocurrency Operations—Operational Buildout Timeline”, we aim to complete the first initial buildout phase of our operations across at least four cities in the United States (three in Texas and one in Ohio) by the end of 2022. We then aim to commence the second phase of our buildout, which we would expect to continue until the end of 2025. In progressing through our buildout phases, we aim to capitalize on the competitive advantages that we expect from our power arrangements and the Master Services and Supply Agreement.

Capitalize on Bitfury’s leading technological expertise.

We aim to capitalize on the technological expertise, experience and capabilities of Bitfury in establishing our cryptocurrency mining operations in the United States. Under the terms of the Master Services and Supply Agreement, we expect to have access to certain critical construction, engineering, operational, maintenance, consulting and other services and equipment, such as chips and servers, that are required to launch and maintain our mining center operations in the United States. We believe this partnership will provide a strong competitive advantage to our business.

Establish our cost leadership and maintain strong relationships with our industry partners.

We will seek to structure our relationships with Bitfury, our power suppliers and other potential partners as long-term partnerships. We believe that such an approach may create incentives for better long-term development of our operating platform as well as for our partners.

Retain flexibility in considering strategically adjacent opportunities complimentary to our business model.

As the cryptocurrency ecosystem develops and our business, including Bitcoin inventory, grows, we aim to retain certain flexibility in considering and engaging in various strategic initiatives, which may be complimentary to our mining operations in the United States. For example, we could consider initiatives such as: (i) engaging in lending out Bitcoin as an additional line of revenue; (ii) leveraging our expected Bitcoin holdings to enter into strategic partnerships in the fintech space; (iii) engaging in asset management products; and (iv) providing mining-as-a-service, which may involve working with infrastructure investors on managed Bitcoin mining deployments.

Bitcoin Mining Technology

Bitfury has a long history of developing high performance chips and servers with proven demand response features. Through our partnership with Bitfury (see “Information about Cipher—Material Agreements— Master Services and Supply Agreement”), we expect to receive access to this equipment and solutions on a preferential basis in order to launch and maintain our mining center operations in the United States.

Below we list the key components of the Bitcoin mining technology to which we anticipate to have access through our partnership with Bitfury:

Highest performance chips: The mining industry currently relies on ASIC chips, which are designed specifically to maximize the rate of hashing operations. Bitfury has a long history and expertise in this field, with in-house development of seven generations of ASIC chips, from the first generation 55nm ASIC chip in 2013 to the seventh generation 10nm ASIC chip in 2019. Bitfury is also currently developing its new eighth generation 5nm ASIC chip, referred to as the NIVEN chip. The mass production of this chip is currently anticipated in the third quarter of 2021. Once it becomes available, we would aim to utilize this chip in our miners. If we are unable to obtain the NIVEN chip or servers from Bitfury under the anticipated timeline, we plan to rely on other third-party suppliers for the required chips and servers in order to meet our planned timing under the initial buildout phase, see “Risk Factors —Risks Related to Cipher’s Business and Operations Following the Business Combination—Our success will be highly dependent upon maintaining a successful relationship with Bitfury and the ongoing provision of equipment and services by Bitfury pursuant to the Master Services and Supply Agreement”. We would still expect to leverage Bitfury’s ASIC chip expertise and gain access to the NIVEN chip supply for our further operational rollout as soon as it enters mass production.

ASIC chip (illustrative example)

Servers with proven demand response features: Automatic demand response system allows cryptocurrency mining equipment to rapidly switch on and off by a command from the dispatcher in order to help balance the power grid supply and demand. This technology enables users to participate in sophisticated demand-response programs to reduce effective power price by up to 1.0-1.5 cents per kWh, which can make a significant cost difference. Bitfury has effectively utilized this technology in its operating centers.

Bitcoin mining server (illustrative example)

In addition, Birfury is also a leader in immersion cooling technology. Running data centers in regions with attractive energy prices, but harsh climatic conditions, may require considerable amounts of energy for cooling, specifically up to 50-100% of useful consumption (PUE 1.5-2.0). Technologies such as two-phase immersion cooling significantly reduce energy consumption of auxiliary systems to less than 5% of useful consumption (PUE 1.03-1.05). While we currently do not plan to utilize immersion cooling in our cryptocurrency mining operations, we may leverage Bitfury’s expertise in this technology in the future.

Our Planned Cryptocurrency Operations

Operational Buildout Timeline

We anticipate our cryptocurrency mining operations to be set-up in two phases:

•

The initial buildout phase: Starting from the time of the completion of the Business Combination, until the end of 2022, we plan to set up and begin operations across at least four cities in the United States (three in Texas and one in Ohio). Subject to completion of the Business Combination, we already plan to begin deployment of capacity in one city in Ohio and one of the cities in Texas in the fourth quarter of 2021. From the fourth quarter of 2021 until the end of 2022, we plan to deploy 445MW of electrical power with a hashrate of 14.8 EH/s, assuming the initial buildout phase will begin on or around December 1, 2021.

The illustrative timeline below sets forth our expected operational rollout in the initial buildout phase:

Source: Cipher’s estimates. Assuming the initial buildout phase will begin on or around December 1, 2021

•

The second phase: From 2023 until 2025, we plan to expand the deployment of energy capacity at our existing or new sites by deploying approximately 100MW of additional electrical power capacity per annum, with a cumulative additional hashrate of 25 EH/s. We currently plan to utilize the cash flow that we expect to generate from our operations set up during the initial buildout phase to help fund our second phase expansion.

The illustrative timeline below sets forth our expected operational rollout in the second phase:

Source: Cipher’s estimates. Assuming the initial buildout phase will begin on or around December 1, 2021

Overall, we expect that upon completion of those two phases, by the end of 2025, we will have the potential to reach a cumulative electrical power of 745MW with a hashrate of 39.8 EH/s and the ability to mine over 21,000 Bitcoin per annum. Based on our projections and assuming an overall hashrate of the Bitcoin network of 455 EH/s in December 2025, we expect that our share in the overall hashrate of the Bitcoin network could amount to approximately 9% by December 2025.

Expected Revenue Structure

We expect our revenue to comprise a combination of rewards in Bitcoin: block rewards and transaction fees, earned for verifying transactions in support of the blockchain:

•

block rewards are rewards programmed into the Bitcoin software that are awarded to a miner or a group of miners for solving the cryptographic problem required to create a new block on a given blockchain; and

•	transaction fees are fees paid in Bitcoin that miners receive to settle transactions across the network.

As the total number of Bitcoin available to mine declines over time, we expect the transaction fees to become a larger proportion of the revenues to miners and our goal is to be well positioned to command an increasing portion of the network transaction fees.

The graphic below shows a simplified summary of our business model and mining revenue generation:

Source: Cipher

Material Agreements

In connection with the Business Combination, we have entered into several key agreements that we expect will be material to our operations:

Power Arrangements

On January 14, 2020, Bitfury entered into a term sheet providing the basic terms and conditions for a power purchase agreement with Luminant ET Services Company LLC (“Luminant”) for supply of electric power to one of the sites in Texas (the “Luminant Agreement Term Sheet”). The Luminant Agreement Term Sheet provides for a term of five years, with a subsequent automatic annual renewal provision. The Luminant Agreement Term Sheet provides for an electrical power capacity of up to 220MW and, upon the parties’ consent and subject to certain technical specifications, a potential increase to a total of 440MW. However, the parties intend that the definitive agreement would provide for an electrical power capacity of up to 200MW (with the maximum potential increase of up to a total of 400MW), starting with 200MW from 52 weeks after the execution of the definitive agreement, all subject to the commissioning of the electrical system buildout at the relevant site. Under the Luminant Agreement Term Sheet, the parties agree to enter into a separate lease agreement under which Luminant will lease us a plot of land to set up the planned data center and ancillary infrastructure. A copy of the Luminant Agreement Term Sheet is attached as Exhibit 10.13 to this proxy statement/prospectus. The parties intend that Cipher Mining Technologies Inc. will be the contractual counterparty to Luminant under the definitive agreement for the Luminant Agreement Term Sheet. Our entry into a definitive agreement further to the Luminant Agreement Term Sheet is also a closing condition under the terms of the Merger Agreement.

On February 3, 2021, we entered into a term sheet providing the basic terms and conditions for a Bitcoin mining hosting agreement with turnkey infrastructure with Standard Power for the hosting of our Bitcoin mining equipment to generate computational power at the three facilities in Ohio owned or leased by Standard Power (the “SP Agreement Term Sheet”). The SP Agreement Term Sheet provides for a term of five years with automatic 5 year renewal provisions. The SP Agreement Term Sheet provides for a minimum electrical power capacity delivery of 40MW to facility 1, 80MW to be supplied, subject to best efforts of the parties, by December 31, 2022 to facility 2 and an additional 80MW to be supplied, subject to best efforts of the parties, by December 31, 2022 to facility 3. Douglas C. Wurth, the Co-Chairman and Director of GWAC, is also the Chairman of Standard Power, for more information, see “Proposal No. 1—Business Combination Proposal—Interests of GWAC’s Directors and Executive Officers in the Business Combination”. A copy of the SP Agreement Term Sheet is attached as Exhibit 10.14 to this proxy statement/prospectus. Our entry into a definitive agreement further to the SP Agreement Term Sheet is a closing condition under the terms of the Merger Agreement.

On January 11, 2021, Bitfury entered into a letter of intent providing the basic terms and conditions to enter into a joint venture agreement to build, equip and operate one or more data centers in Texas with WindHQ LLC (“WindHQ JV Letter of Intent”). Bitfury assigned the WindHQ JV Letter of Intent to Cipher on February 19, 2021. Under the planned joint venture between WindHQ and Cipher (the “WindHQ – Cipher Join Venture”), WindHQ will hold a minimum of 51% and we will hold a maximum 49% of all outstanding shares in the joint venture. The WindHQ JV Letter of Intent provides that the parties shall collaborate to identify and secure locations from the indicative list of sites prepared by WindHQ LLC to set up and deploy the planned data centers. WindHQ is to procure energy and maintain critical electrical and mechanical systems of hardware, and Cipher is expected to support and monitor (remotely) the operations of the hardware at the data center (particularly the mining servers). The WindHQ – Cipher Join Venture provides for an electrical power capacity of 110MW in a 12 months period after the execution of the WindHQ JV Letter of Intent, increasing to 210MW in the 24 months after the execution of the WindHQ JV Letter of Intent, to 340MW in the 36 months after the execution of the WindHQ JV Letter of Intent and up to 500MW electrical power in 60 months after the execution of the WindHQ JV Letter of Intent. A copy of the WindHQ JV Letter of Intent is attached as Exhibit 10.18 to this proxy statement/prospectus. Our entry into a definitive agreement further to the WindHQ JV Letter of Intent is a closing condition under the terms of the Merger Agreement.

Master Services and Supply Agreement

As a closing condition under the terms of the Merger Agreement, Bitfury and Cipher will be entering, on an arm’s-length basis, into the Master Services and Supply Agreement. The initial term of the agreement is 84 months, with automatic 12-month renewals thereafter (unless either party provides sufficient notice of non-renewal). Pursuant to this agreement, Bitfury is required to: (i) use commercially reasonable efforts to provide, or procure the provision of, certain equipment to Cipher; and (ii) provide, or procure the provision of, certain construction, engineering, operations and other services to Cipher, in each case as required to launch and maintain Cipher’s mining centers in the United States.

Specifically, under the terms of the Master Services and Supply Agreement Bitfury is required: (i) to use commercially reasonable efforts to manufacture (or procure the manufacture by its suppliers and/or subcontractors) and supply to Cipher the quantity, specification and type of equipment (including modular data centers, servers and ASIC chips) requested on terms reasonably acceptable to Cipher; and (ii) to provide certain project management and quality control, engineering, procurement, construction, commissioning, operations, maintenance and other related services as outlined in the Master Services and Supply Agreement. The precise specifications of the relevant equipment under the Master Services and Supply Agreement are still being determined and will be set out in individual purchase orders. The services will be requested under individual statements of work, as required by Cipher.

Under the Master Services and Supply Agreement, Cipher is also expecting to benefit from: (i) subject to certain notice requirements, a right of first refusal regarding the purchase of chips that Bitfury makes available to the market in future; and (ii) “most-favored nation pricing” protection in relation to the services (with reference to the United States prices) and equipment (with reference to the worldwide prices) to be supplied by Bitfury. Bitfury will, during the term of the Master Services and Supply Agreement: (i) be the exclusive provider of the in-scope services for Cipher’s two initial locations in the United States and (ii) have a right of first refusal on the provision of such services to any further U.S. locations established by Cipher. Additionally, subject to certain de minimis thresholds, Bitfury agrees not to compete with Cipher in the Bitcoin mining business in the United States.

On or around the time of signing of the Master Services and Supply Agreement, the parties also expect to enter into the Mining Management Pooling Agreement, which will set out some technical aspects of Bitfury’s service provisions under the Master Services and Supply Agreement. A form of the Master Services and Supply Agreement is attached as Annex I to this proxy statement/prospectus.

Competition

Bitcoin is mined all over the world by a variety of miners, including individuals, public and private companies and mining pools. There is also a possibility that, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, see “Risk Factors—Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency”. Thus, we expect to compete against a number of companies and entities operating both within the United States and abroad. Equally important, as Bitcoin price increases, additional miners may be drawn into the market. The corollary would mean that as Bitcoin price decreases, miners that are less cost-efficient may be driven out of the market.

Blockchain and Bitcoin Industry Overview

Our business model centers on cryptocurrency mining operations and, specifically, Bitcoin mining.

Blockchain, Cryptocurrencies and Other Digital Assets

A blockchain is a decentralized, distributed ledger. Unlike a centralized database whereby an entire database, or full copies of that database, remains in the control of one person or entity stored on a computer that is controlled or owned by that same person or entity, a blockchain ledger typically has partial copies of itself across various computers or participants (“nodes”) in the network. Each new block requires a method of consensus between nodes of the network in order for the block to post to the ledger and become permanent. There are various methods being developed for executing a consensus.

Currently, the most popular application of blockchain is cryptocurrency. Cryptocurrencies are currencies that are not backed by a central bank or a national, supra-national or quasi-national organization and are not typically backed by hard assets or other credit. Cryptocurrencies are typically used as a medium of exchange – similar to fiat currencies like the U.S. Dollar – that is transacted through and recorded on a blockchain.

In addition to cryptocurrencies, there are other assets, such as contracts or other information that reside on a blockchain that represent a form of ownership. Examples may include insurance contracts, deeds, wills, health data or securities. Together with cryptocurrencies, these other assets, which also include virtual currencies, digital coins and tokens, and other blockchain assets, make up a class of assets called “Digital Assets”. The value of Digital Assets is determined by the value that various market participants place on them through their transactions, for example, via peer-to-peer transactions, e-commerce or exchanges.

Bitcoin

Bitcoin is the oldest and most commonly used cryptocurrency today. Bitcoin was invented in 2008 by an unknown person under the pseudonym Satoshi Nakamoto, and launched in 2009 as a medium of exchange. As of the date of this proxy statement/prospectus, Bitcoin is the world’s most valuable cryptocurrency by market capitalization.

As described in the original white paper by Nakamoto, Bitcoin is a decentralized, peer-to-peer version of electronic cash that allows online payments to be sent from one party to another without going through a financial institution. Upon verification by computers (“miners”) serving the Bitcoin network, authenticated transactions are forever added to a public ledger (“chain”) for all to view. Without the need for a trusted third party to determine which transactions are authentic, Bitcoin allows any two willing market participants to transact, thereby minimizing transaction costs, reducing the minimum practical transaction size, and enabling the ability to make non-reversible payments for non-reversible services.

Sending Bitcoin

When Bitcoins are sent, the transactions are broadcasted to all nodes in the Bitcoin network. Each node bundles a collection of transactions into an encrypted block and applies computation power to decipher the code (“hash”) to the encrypted block, which requires verification that all transactions within the block are valid. Once the node cracks the code, that code is sent to all other miners who can easily verify that the hash is indeed correct. And when enough nodes agree that the hash is correct, the block is added to the existing chain and miners move on to work on the next block by utilizing the hash of the accepted block as the previous hash.

The verification is necessary because, unlike physical cash that can only be held by one party at a time, cryptocurrency is a digital file that could be fraudulently copied and sent to multiple recipients if there are no safeguards in place. To address this double-spending problem, the public ledger in the Bitcoin network keeps track of user balances and a complete history of every transaction executed among Bitcoin network participants, all the while keeping participants anonymous.

Bitcoin Parameters

When Bitcoin was created, the inventor limited its supply to 21 million coins. 1 Bitcoin is equal to 100 million satoshi, which is the smallest unit of Bitcoin. This supply limitation ensures that Bitcoin remains scarce, and the divisibility enables small-sized transactions even in a rising Bitcoin price environment.

Bitcoin Distribution

As of the date of this proxy statement/prospectus, there were approximately 19 million coins in circulation. To distribute Bitcoins into circulation and incentivize miners for expending time and computation power to find solutions to encrypted blocks, the Bitcoin network rewards the miner who finds the right hash with Bitcoins.

The following chart shows the estimated Bitcoin supply schedule:

Source: Coin Metrics; Bitcoin market data, February 8, 2021; 18.9MM BTC as of February 8, 2021 (approx. 88%), expected 19.9MM BTC by 2024 (approx. 94%), expected 21MM BTC by 2141 (approx. 100%)

The number of Bitcoin rewards is reduced by 50% for every 210,000 blocks mined, and given that a block is added to the ledger approximately every 10 minutes (time for the Bitcoin system to mine a new block), the “halving event” takes place roughly once every 4 years until all 21 million Bitcoins have been “unearthed”. Currently, each block mined rewards 6.25 Bitcoins and the next halving is expected to occur on March 2024, at which point each block mined would only reward 3.125 Bitcoins.

Transaction Fees

When a user decides to send Bitcoin to a recipient, the transaction is first broadcasted to a memory pool before being included in a block. Because each block can only contain up to 1 megabyte of transaction information, it is in this memory pool that miners can pick and choose which transactions to bundle into the next block and verify. During periods of heavy network usage, there can oftentimes be more transactions awaiting confirmation than there is space in a block. Consequently, not all attempted transactions will be verified immediately and some transactions can take up to a day or longer to verify.

In such situations where there are more transactions in the memory pool than there is space on the next block, users compete for miners’ computation power by adding fees (“tips”) onto their transactions in the hope that miners would prioritize their transactions. Due to the 1 megabyte limitation, miners tend to favor smaller transactions that are easier to validate. Larger “tips” are required to incentivize miners to mine larger transactions. When the network congestion eases, the miners then turn their focus upon the remaining transactions.

Wallet

Bitcoins are held in Bitcoin wallets, which is a software program for storing Bitcoins. Each wallet is assigned a unique address. When users transact directly, using wallets, or indirectly, through exchanges, Bitcoins are moved from one wallet address to another after the transaction has been verified by miners.

Bitcoin Mining

The term “mining” is used to define a process whereby the blockchain consensus is formed. The Bitcoin consensus process, for example, entails solving complex mathematical problems using custom-designed computers. However, many more public and private blockchains are being developed with different algorithms or consensus models, which can use different hardware and methods for performing the function of adding blocks to their blockchains.

Hashing

To mine Bitcoin, computers solve difficult mathematical problems to verify transactions in support of the blockchain. As an incentive to expend time, power and other resources to mine Bitcoin, miners are rewarded in Bitcoin and transaction fees. Each computation is a hash, and the speed at which these problems can be solved at is measured in hash rate. Initially, miners used general purpose chips such as Central Processing Units (“CPUs”) and Graphics Processing Units (“GPUs”) to complete calculations.

In recent years, however, ASIC chips have replaced GPUs in order to improve speeds. As miners across the world compete to solve these computations at the fastest hash rate, miners are rewarded in proportion to their processing contribution of the overall network. Due to this dynamic, low-cost energy sources and the most powerful ASIC chips are in high demand and can be difficult to obtain, requiring miners to become more sophisticated and better capitalized to compete in the future.

Energy Price

As computers continuously compute and verify each block of transactions, they require a reliable and large amount of electricity. Given how electricity costs account for a significant proportion of a miner’s operating expenses, having the lowest possible electricity price may provide a company with a significant advantage over its peers.

Cooling

Bitcoin is mined by chips housed in data centers. Due to the amount of energy that computers expend in order to solve complex computations, advanced cooling systems are needed to prevent the computers from overheating.

Some miners achieve this by placing their hardware in cold climate locations or underground. Others resort to traditional fan cooling systems. Yet another solution is to submerse computers in non-conductive, cooling liquid.

Government Regulation

We will operate in a complex and rapidly evolving regulatory environment and expect to be subject to a wide range of laws and regulations enacted by U.S. federal, state and local governments, governmental agencies and regulatory authorities, including the SEC, the Commodity Futures Trading Commission, the Federal Trade Commission and the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, as well as similar entities in other countries. Other regulatory bodies, governmental or semi-governmental, have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws and further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have also been proposed in the U.S. Congress related to our business, which may be adopted and have an impact on us. For additional discussion regarding our belief about the potential risks existing and future regulation pose to our business, see “Risk Factors—Risks Related to Regulatory Framework”.

Furthermore, as we may strategically expand our operations into new areas, see “Information about Cipher—Our Strategy—Retain flexibility in considering strategically adjacent opportunities complimentary to our business model”, we may become subject to additional regulatory requirements.

Intellectual Property

We plan to use specific hardware and software for our cryptocurrency mining operations. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, we intend to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned blockchain and cryptocurrency related operations. We do expect to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we may in the future develop certain proprietary software applications for purposes of our cryptocurrency mining operation.

Legal proceedings

We are not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

Employees

As of the date of this proxy statement/prospectus, we had 3 full-time employees and officers. Tyler Page has acted as Chief Executive Officer of Cipher Mining Technologies Inc. since its inception. Edward Farrell and Will Iwaschuk have acted as Chief Financial Officer and Chief Legal Officer of Cipher Mining Technologies Inc. from late January 2021 and March 2021, respectively.

CIPHER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of Cipher prior to the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Cipher’s Selected Historical Financial Information” section of this proxy statement/prospectus and our financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Certain statements contained in this proxy statement/prospectus, including statements regarding the anticipated development and expansion of our business, our intent, belief or current expectations, primarily with respect to the future operating performance of the Company and the products we expect to offer and other statements contained herein regarding matters that are not historical facts, are “forward-looking” statements. Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may contain forward-looking statements, as a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are an emerging technology company that plans to operate in the Bitcoin mining ecosystem in the United States. Specifically, we plan to develop and grow a cryptocurrency mining business, specializing in Bitcoin. Our key mission is to become the leading Bitcoin mining company in the United States. As of the date of this proxy statement/prospectus, we have not commenced operations.

We have been established by Bitfury, a global full-service blockchain and technology company and one of the leading private infrastructure providers in the blockchain ecosystem. Building on its 10-year operating history, Bitfury is one of the world’s foremost providers of large scale digital asset infrastructure solutions, with headquarters in Amsterdam and presence in the United Kingdom, Canada, Japan, Hong Kong, Korea, Norway, Georgia, UAE, Russia, Ukraine and Kazakhstan. Bitfury has deployed several data centers for customers and its own operations in six countries and has active cryptomining operations in four countries. Bitfury mined more than 600 thousand Bitcoin since its inception, deploying over 500 Megawatts (MW) of electrical power. As a technological leader in the Bitcoin mining space, Bitfury has developed seven generations of ASIC chips, with a new eighth generation 5nm ASIC chip, the so-called NIVEN chip, currently anticipated to come into mass production in the third quarter of 2021. As of December 31, 2020, Bitfury had approximately 150 staff and employees, approximately 60 of whom were focusing on research and development efforts.

As a stand-alone, U.S.-based cryptocurrency mining business, specializing in Bitcoin, we plan to begin our initial buildout phase with a set-up of cryptocurrency mining facilities (or sites) in at least four cities in the United States (three in Texas and one in Ohio). Subject to completion of the Business Combination, we plan to begin deployment of capacity in one city in Ohio and one of the cities in Texas in the fourth quarter of 2021.

In connection with our planned set-up, pursuant to the Merger Agreement, on or around the Closing Date, we intend to enter into three long-term power arrangements, which intend to cover sites for our data centers in at least four planned cities referenced above, see “Information about Cipher—Material Agreements”. Pursuant to these agreements, we expect to have access, for at least five years, to an average cost of energy of approximately 2.7 c/kWh. Furthermore, through our partnership with Bitfury, we expect to have access to certain critical construction, engineering, operational, maintenance, consulting and other services and equipment, such as chips and servers, that are required to launch and maintain our mining center operations in the United States. We expect that these factors will competitively position us to complete our goal of becoming the largest Bitcoin mining operator in the United States.

We aim to deploy the computing power that we will create to mine Bitcoin and validate transactions on the Bitcoin network. We believe that Cipher will become an important player in the Bitcoin network due to our planned large-scale operations, best-in-class technology, market-leading power arrangements, strategic partnership with Bitfury and a seasoned, dedicated senior management team.

Results of Operations and Known Trends or Future Events

In the period from January 7, 2021 (inception) to the date of this proxy statement/ prospectus, we have neither engaged in any operations nor generated any revenues. Our only activities since inception have been organizational activities and those necessary to prepare for the Business Combination. There has been no significant change in our financial position and no material adverse change has occurred since the date of our audited financial statements. After the Business Combination, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance). Our plan of operation for the next 12 months is to develop our initial portfolio comprised of select sites in the United States in which to construct Bitcoin mining facilities for our operations.

Limited Business History; Need for Additional Capital

There is no historical financial information about the Company upon which to base an evaluation of our performance. We have not generated any revenues from our business. We cannot guarantee we will be successful in our business plans. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration and/or development, and possible cost overruns due to price and cost increases in services. Except for the Business Combination, we have no current intention of entering into a merger or acquisition within the next twelve months and we have a specific business plan and timetable to complete our 12-month plan of operation.

Liquidity and Capital Resources

As of January 31, 2021, we have no cash and a working capital deficiency of approximately $177,000. Further, we have incurred and expect to continue to incur significant costs in pursuit of the Business Combination. Management plans to address this need for capital through the successful completion of the Business Combination. The Company cannot assure that its plans to raise capital or to consummate a Business Combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern, as also stated in the report of our independent registered public accounting firm on our financial statements for the period from January 7, 2021 (inception) through January 31, 2021. The financial statements do not include any adjustments that might result from our inability to consummate the Business Combination or our inability to continue as a going concern.

Summary of Critical Accounting Policies

We do not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

Contractual Obligations and Other Commitments

On January 26, 2021, we entered into a one-year agreement with a service provider of financial advisory and investor relations consulting services in exchange for a monthly payment of $12,000. The agreement may be cancelled at any time during the first year with at least 60 days’ prior notice by either party. The agreement will automatically renew for a second one-year term, if not cancelled at least 30 days prior to the end of the first year.

Upon the occurrence of certain events specified in the agreement (i.e., the Business Combination), the Company will be required to pay $175,000 to the service provider and agrees to increase the monthly payment to $15,000.

On February 8, 2021, we also entered into a loan agreement with Bitfury for a loan facility in the amount of $100,000. The loan bears interest at 0.3% per annum and is scheduled to mature on February 8, 2022.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

MANAGEMENT OF NEW CIPHER FOLLOWING THE BUSINESS COMBINATION

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the “Cipher,” “we,” “us” or “our” refers to Cipher prior to the consummation of the Business Combination and to New Cipher following the Business Combination.

Executive Officers and Directors after the Business Combination

Effective immediately after the consummation of the Business Combination, the business and affairs of New Cipher will be managed by or under the direction of the New Cipher Board. The following table lists the names, ages, and positions of the individuals who are expected to serve as directors and executive officers of New Cipher upon consummation of the Business Combination and assuming the election of the nominees at the Special Meeting as set forth in “Proposal No. 4—The Director Election Proposal”.

Name	Age	Title
Tyler Page	45	Chief Executive Officer and Director nominee
Edward Farrell	60	Chief Financial Officer
Patrick Kelly	42	Chief Operating Officer
William Iwaschuk	45	Chief Legal Officer
Cary Grossman	67	Director nominee
Caitlin Long	51	Director nominee
James Newsome	61	Director nominee
Wesley (Bo) Williams	44	Director nominee
Holly Morrow Evans	45	Director nominee
Robert Dykes	71	Director nominee

(1)	A non-executive position.

Executive Officers

Tyler Page. Upon the Closing, Mr. Page is expected to serve as New Cipher’s Chief Executive Officer and as a member of New Cipher Board. Prior to Cipher, from 2020 to 2021, Mr. Page served as Head of Business Development for digital asset infrastructure at Bitfury. He brings more than 20 years of experience in institutional finance and fintech, including as a member of the Management Committee and Head of Client Strategies at New York Digital Investment Group LLC, from 2017 to 2019, and as Head of Institutional Sales at Stone Ridge, from 2016 to 2019. Previously, he served as Global Head of Business Development for Fund Solutions at Guggenheim Partners in New York and London, as well as in various roles in derivatives teams at Goldman Sachs and Lehman Brothers. He began his career as an attorney at Davis Polk & Wardwell LLP. He holds a J.D. from the University of Michigan Law School and a B.A. from the University of Virginia.

Edward Farrell. Upon the Closing, Mr. Farrell is expected to serve as New Cipher’s Chief Financial Officer. Prior to Cipher, from 2003 to 2018, Mr. Farrell held several senior positions at AllianceBernstein, L.P., including Controller, Chief Accounting Officer and Chief Financial Officer. Mr. Farrell brings more than 35 years of financial administration and leadership experience in the financial services industry, including his prior positions at Nomura Securities International and Salomon Brothers. Ed started his career at PricewaterhouseCoopers LLP. Mr. Farrell currently serves on the board of directors Arbor Realty Trust, Inc. where he is a member to both their Audit and Corporate Governance Committees. He received his B.B.A. in Business Administration from St. Bonaventure University.

Patrick Kelly. Upon the Closing, Mr. Kelly is expected to serve as New Cipher’s Chief Operating Officer. Prior to Cipher, from 2012 to 2019, Mr. Kelly served as Chief Operating Officer at Stone Ridge Asset Management, LLC. Between 2012 and 2018, he also held several directorship positions with several trusts of Stone Ridge

Asset Management. From 2009 to 2012, Mr. Kelly served as Chief Operating Officer of Quantitative Strategies at Magnetar Capital. Prior to that, he served as Head of Portfolio Valuation at D.E. Shaw & Co. Mr. Kelly is a Chartered Financial Analyst (CFA) and received his B.S. in Finance from DePaul University.

William Iwaschuk. Upon the Closing, Mr. Iwaschuk is expected to serve as New Cipher’s Chief Legal Officer. Prior to Cipher, from 2014 to 2020, Mr. Iwaschuk held senior positions at Tower Research Capital LLC, including serving as General Counsel and Secretary (2016-2020) and Counsel (2014-2016). From 2013 to 2014, Mr. Iwaschuk was a Partner in the Investment Management Group of Morgan, Lewis & Bockius LLP in New York. Mr. Iwaschuk also previously served as a Vice-President in the legal department at Goldman Sachs & Co. from 2005 until 2012. Mr. Iwaschuk started his career as an equity derivatives associate at Davis Polk & Wardwell LLP in New York. Mr. Iwaschuk holds an LL.B. and a B.A. from The University of British Columbia.

Non-Employee Directors

Upon the consummation of the Business Combination, GWAC anticipates the initial size of New Cipher Board being seven directors, each of whom will be voted upon by GWAC’s shareholders at the Special Meeting.

Cary Grossman. Upon the Closing, Mr. Grossman is expected to serve as a member of New Cipher Board. Mr. Grossman co-founded GWAC in 2020 and served as its President and a member of its board of directors since June 2020. Mr. Grossman is a veteran corporate finance professional with a combination of executive management, investment banking and public accounting experience. In 2010, Mr. Grossman co-founded Shoreline Capital Advisors, Inc., an investment banking firm focused on financial advisory services and middle market corporate finance transactions. Prior to Shoreline Capital Advisors, from 1991 to 2002, Mr. Grossman co-founded and was the CEO of another investment banking firm, McFarland, Grossman & Company. Earlier in his career, he practiced public accounting for 15 years. Mr. Grossman also held a number of executive positions, including; President of XFit, Inc. from 2019 to 2020, Chief Financial Officer of Blaze Metals, LLC from 2007 to 2010; Executive Vice President, Chief Financial Officer and Chief Operating Officer of Gentium, S.P.A. from 2004 to 2006; Chief Executive Officer of ERP Environmental Services, Inc. and Chief Financial Officer of U.S. Liquids, Inc. from 2001 to 2003. He also co-founded Pentacon, Inc. (NYSE: JIT) and served as a board member and Executive Chairman from 1998 until 2002, and as a director of Metalico (NYSE: MEA) from 2014 until 2015 and INX Inc. (NASDAQ: INXI) from 2004 until 2011. Mr. Grossman is a Certified Public Accountant and earned a B.B.A. in Business Administration from the University of Texas. We believe that Mr. Grossman is well qualified to serve on our board of directors due to his extensive corporate finance and management experience and his overall public company experience.

Caitlin Long. Upon the Closing, Ms. Long is expected to serve as a member of New Cipher Board. Ms. Long has extensive experience in both traditional financial services and cryptocurrencies. She is the Chairman and Chief Executive Officer of Avanti Financial Group, Inc., a chartered bank that she founded in 2020 to serve as a compliance bridge between the U.S. dollar and cryptocurrency financial systems. Ms. Long has been active in Bitcoin since 2012. Beginning in 2017 she helped lead the charge in her native state of Wyoming to enact more than 20 blockchain-enabling laws during consecutive legislative sessions, and she was appointed by two Wyoming Governors to serve on related legislative committees from 2018 to 2020. She worked at investment banks in New York and Zurich from 1994 to 2016, where she held senior roles as a Managing Director at Morgan Stanley and Credit Suisse. Ms. Long earned a B.A. from the University of Wyoming and a joint J.D./M.P.P. degree from Harvard Law School and Harvard Kennedy School of Government. We believe that Ms. Long is well qualified to serve on our board of directors due to her extensive digital asset experience, her legal and regulatory expertise, and her prior experience working with public companies.

James Newsome. Upon the Closing, Mr. Newsome is expected to serve as a member of the New Cipher Board. Mr. Newsome served on the advisory board of Bitfury from 2015 until 2021. Mr. Newsome served as president of the New York Mercantile Exchange from August of 2004 until it was acquired by the CME Group in 2009. He subsequntly served on the board of CME Group from 2009 until 2011. Mr. Newsome has also previously served on the board of directors of the Dubai Mercantile Exchange and is a former director of the National Futures Association. From 1998 until 2004, Mr. Newsome held various senior roles at the U.S. Commodity Futures Trading Commission (“CFTC”) from Commissioner (1998 to 2000) to a Chairman of CFTC (2000 to 2004). As a Chairman of CFTC, Mr. Newsome guided the regulation of the nation’s futures markets and led the CFTC’s regulatory implementation of the Commodity Futures Modernization Act of 2000. He also served as one of four members of the President’s Working Group for Financial Markets, along with the Secretary of the Treasury and the Chairmen of the Federal Reserve and the SEC. Mr. Newsome is also presently a founding partner of Delta Strategy Group, a full-service government affairs firm based in Washington, D.C. He earned a B.S. in Economics from the University of Florida and a Ph.D. in Economics from Mississippi State University. We believe that Mr. Newsome is well qualified to serve on our

Wesley Williams. Upon the Closing, Mr. Williams is expected to serve as a member of New Cipher Board. Mr. Williams brings over 20 years of experience in corporate finance. From 2017, he has served as Portfolio Manager, Chief Operating Officer, and a member of the Board of Managers of Gallatin Loan Management, a high yield credit investment management firm. From 2013 until 2016, Mr. Williams was a founding partner of Hildene Leveraged Credit, until its sale to affiliates of Fortress Investment Group. From 2010 through 2012, he worked as a turnaround Operating Partner, Interim CFO, and Shareholder Representative for Goldman Sachs portfolio companies. From 2006 until 2008, Mr. Williams worked as a Vice President of specialty finance and leveraged credit at Marathon Asset Management, a high yield credit investment manager. From 1999 through 2005, Mr. Williams also held various roles in the Investment Banking and Merchant Banking Divisions of Goldman Sachs. He holds an AB in Sociology from Harvard College and an MBA from Harvard Business School. We believe that Mr. Williams is well qualified to serve on our board of directors due to his extensive corporate finance and overall management experience.

Holly Morrow Evans. Upon the Closing, Ms. Evans is expected to serve as a member of New Cipher Board. Prior to Cipher, Ms. Evans served in consulting and advisory capacity at Hakluyt and Company from 2015 till present. From 2007 to 2013, she was a senior adviser for ExxonMobil. She also served as director on the National Security Council from 2005 to 2007 and as China advisor to the office of vice president from 2003 to 2005. Ms. Evans holds a B.A. in Political Science from Georgetown and an M.A. in Asian Studies from Harvard University. We believe that Ms. Morrow Evans is well qualified to serve on our board of directors due to her extensive advisory experience.

Robert Dykes. Upon the Closing, Mr. Dykes is expected to serve as a member of New Cipher Board. Prior to Cipher, Mr. Dykes served as Director of Bitfury Group Limited (UK) from 2014 until 2020 and was on the advisory board of Bitfury from 2020 until 2021. From 2008 to 2013, Mr. Dykes served as the Chief Financial Officer, Executive Vice President and Principal Accounting Officer of VeriFone Systems, Inc., company specializing in retail credit card payment systems. He has more than 30 years of operational management experience, and an established reputation in building world-class organizations. He served as the Chief Financial Officer and Executive Vice President, Business Operations of Juniper Networks Inc., from 2005 to 2007. Mr. Dykes served as the Chief Financial Officer of Flextronics International Ltd., from 1997 to 2004. From 1988 to 1997, Mr. Dykes served as the Executive Vice President of Worldwide Operations and Chief Financial Officer of Symantec Corporation. Mr. Dykes holds a Bachelor of Commerce and Administration Degree from Victoria University in Wellington, New Zealand. We believe that Mr. Dykes is well qualified to serve on our board of directors due to his extensive corporate finance and management experience and his overall public company experience.

Family Relationships

There are no family relationships among our directors and executive officers.

Controlled Company Status

Upon completion of the Business Combination, the Cipher Stockholder will beneficially owns approximately 77.66% of New Cipher’s common stock with sole voting and sole dispositive power over those shares, and, as a result, the Cipher Stockholder will have the power to elect all of our directors. Therefore, New Cipher will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, it will have the right to elect not to comply with the corporate governance rules of Nasdaq requiring: (i) a majority of independent directors on its board of directors, (ii) an independent compensation committee and (iii) an independent corporate governance and nominating committee.

Nevertheless, New Cipher has voluntarily elected to comply with the Nasdaq corporate governance requirement that a majority of its Board and human resources (i.e., compensation) and nominating and corporate governance committees consist of independent directors.

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable New Cipher Board to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of New Cipher’s common stock being listed on Nasdaq following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that              of seven qualify as “independent” as defined under the applicable Nasdaq rules.

Committees of the Board of Directors

New Cipher Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. New Cipher will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of New Cipher’s committee charters will be posted on its website,         , as required by the applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, New Cipher’s audit committee will consist of         ,          and         , with          serving as the chair of the committee. New Cipher Board has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of New Cipher’s audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

New Cipher Board has determined that          qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, New Cipher’s board has considered          formal education and previous and current experience in financial and accounting roles. Both New Cipher’s independent registered public accounting firm and management will periodically meet privately with New Cipher’s audit committee.

The audit committee’s responsibilities will include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing New Cipher’s independent registered public accounting firm;

•	discussing with New Cipher’s independent registered public accounting firm their independence from management;

•	reviewing with New Cipher’s independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by New Cipher’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and New Cipher’s independent registered public accounting firm the interim and annual financial statements that New Cipher’s files with the SEC;

•	reviewing and monitoring New Cipher’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Cipher will comply with future requirements to the extent they become applicable to New Cipher

Compensation Committee

Upon the Closing, New Cipher’s compensation committee will consist of         ,          and         , with          serving as the chair of the committee.          and          are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. New Cipher Board has determined that          and          are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee.

The compensation committee’s responsibilities will include, among other things:

•	reviewing and setting or making recommendations to New Cipher Board regarding the compensation of New Cipher’s executive officers;

•	making recommendations to New Cipher Board regarding the compensation of New Cipher Board;

•	reviewing and approving or making recommendations to New Cipher Board regarding New Cipher’s incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Cipher will comply with future requirements to the extent they become applicable to New Cipher

Nominating and Corporate Governance Committee

Cipher Mining Inc’s nominating and corporate governance committee will consist of          and         , with          serving as the chair. New Cipher Board has determined that          and          are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a nominating and corporate committee.

The functions of the nominating and corporate governance committee are expected to include:

•	identifying and recommending candidates for membership on the Board;

•	recommending directors to serve on board committees;

•	reviewing and recommending to the Board any changes to our corporate governance principles;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of the Board; and

•	advising the Board on corporate governance matters.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Cipher will comply with future requirements to the extent they become applicable to New Cipher

Code of Ethics

New Cipher will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New Cipher’s website,         . The reference to New Cipher’s website address in this filing does not include or incorporate by reference the information on that website into this filing. New Cipher intends to disclose future amendments to certain provisions of this code of ethics, or waivers of these provisions, on its website or in public filings to the extent required by the applicable rules.

Compensation Committee Interlocks and Insider Participation

None of New Cipher’s intended executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on New Cipher’s Board.

EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” “us,” “our,” “the Company” and similar terms refer to Cipher prior to the consummation of the Business Combination, and to New Cipher and its subsidiaries after the Business Combination.

Executive Compensation

We currently do not have any executive compensation or benefits, such as health or life insurance and, because we were formed on January 7, 2021, there were no named executive officers in 2020. Cipher may reimburse our executive officers for any out of pocket expenses that they incur on our behalf.

Director Compensation

We currently do not provide any compensation to our sole director, Tyler Page.

Post-Closing Executive Officer and Director Compensation

Executive Compensation

We expect to enter into employment agreements with certain of our executive officers, including our named executive officers in connection with the Closing. The terms of these employment agreements have not yet been determined.

Director Compensation

Following the closing of the Business Combination, we expect that our board of directors will implement an annual compensation program for our non-employee directors. The material terms of this program are not yet known and will depend on the judgment of the members of the board based on advice and counsel of its advisors.

Incentive Award Plan

The Merger Agreement requires the GWAC Board to adopt, subject to shareholder approval, an equity incentive plan. For a detailed description of these requirements and the terms of the Incentive Award Plan, see “Proposal No. 3—The Incentive Plan Proposal.” We expect to grant to certain directors and executive officers, including the named executive officers, equity awards following the Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination and presents the combination of the financial information of GWAC and Cipher, adjusted to give effect to the Business Combination (including, for the avoidance of doubt, the PIPE Investment and the Bitfury Private Placement) and the other related events contemplated by the Merger Agreement. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of GWAC as of December 31, 2020 and the historical balance sheet of Cipher as of January 31, 2021, on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on December 31, 2020.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, combine the historical statement of operations of GWAC for the period from June 24, 2020 (inception) through December 31, 2020 and the historical statement of operations of Cipher for the period from January 7, 2021 (inception) through January 31, 2021 on a pro forma basis as if the Business Combination and other related events had been consummated on June 24, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical audited financial statements of GWAC for the period from June 24, 2020 (inception) through December 31, 2020 and the related notes, which is included elsewhere in this proxy statement/prospectus;

•

the historical audited financial statements of Cipher for the period from January 7, 2021 (inception) through January 31, 2021 and the related notes, each of which is included elsewhere in this proxy statement/prospectus; and

•

other information relating to GWAC and Cipher included elsewhere in this proxy statement/prospectus, including sections entitled “GWAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Cipher’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other financial information relating to GWAC and Cipher contained in this proxy statement/prospectus.

Description of the Business Combination

On March 4, 2021, GWAC and Merger Sub entered into the Merger Agreement with Cipher. Merger Sub will merge with and into Cipher, with Cipher as the surviving company and continuing as a wholly-owned subsidiary of GWAC. Following the Effective Time, GWAC will change its name to “Cipher Mining Inc.”.

Upon the consummation of the Business Combination, all holders of Cipher common stock will receive shares of New Cipher Common Stock at a deemed value of $10.00 per share after giving effect to the Exchange Ratio, resulting in an estimated 200,000,000 million shares of New Cipher Common Stock to be immediately issued and outstanding to the Cipher Stockholder (in addition to 17,000,000 million of New Cipher Common Stock held by GWAC), 37,500,000 of New Cipher Common Stock held by the PIPE Investors and 5,000,000 of New Cipher

Common Stock received by the Cipher Stockholder under the Bitfury Private Placement, based on the following events contemplated by the Merger Agreement:

•	the cancellation of each issued and outstanding share of Cipher common stock and the conversion into the right to receive a number of shares of New Cipher Common Stock based upon the Exchange Ratio.

Other Related Events in connection with the Business Combination

Other related events that are contemplated to take place in connection with the Business Combination are summarized below:

•

In connection with the execution of the Merger Agreement, GWAC entered into: (i) the PIPE Subscription Agreements to sell to certain investors (the “PIPE Investors”), an aggregate of 37,500,000 shares of GWAC Common Stock, immediately following the Closing, for a purchase price of $10.00 per share and at an aggregate gross proceeds of $375,000,000 (the “PIPE Investment”) and (ii) the Bitfury Subscription Agreement to sell to the Cipher Stockholder, an aggregate of 5,000,000 million shares of GWAC Common Stock, immediately following the Closing, for a purchase price of $10.00 per share and Bitfury’s benefit-in-kind commitment as payment on behalf of its parent entity of $50,000,000 (the “Bitfury Private Placement”); and

•

The obligations to consummate the transactions contemplated by the PIPE Subscription Agreements and the Bitfury Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GWAC is treated as the acquired company and Cipher is treated as the acquirer for financial statement reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Cipher issuing stock for the net assets of GWAC, accompanied by a recapitalization. The net assets of GWAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cipher. Cipher has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•

Cipher’s existing shareholders will have the greatest voting interest in the combined entity under the no redemption and maximum redemption scenarios with over 75% of the voting interest in each scenario;

•	Cipher will have the ability to nominate a majority of the members of the board of directors of the combined entity;

•	Cipher’s senior management will be the senior management of the combined entity; and

•	Cipher’s operations prior to the acquisition comprising the only ongoing operations of New Cipher

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New Cipher upon consummation of the Business Combination in accordance with GAAP.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events are expected to be used for general corporate purposes. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of GWAC following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. GWAC and Cipher have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the GWAC’s shareholders approve the Business Combination. Pursuant to the Current Certificate of Incorporation, GWAC’s public shareholders may elect to redeem their shares upon the closing of the Business Combination for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account. GWAC cannot predict how many of its public shareholders will exercise their right to redeem their GWAC Common Stock for cash. Therefore, the unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•	Assuming No Redemption—this scenario assumes that no GWAC Common Stock is redeemed; and

•

Assuming Maximum Redemption—this scenario assumes that 15,230,000 shares of GWAC Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) for an aggregate payment of approximately $152.3 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. This scenario assumes the maximum amount of redemptions that would still satisfy the Available Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding public warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the Closing. If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

The following summarizes the pro forma of New Cipher Common Stock ownership valued at $10.00 per share as of immediately following the Closing under each of these scenarios (totals may not add up to 100% due to rounding):

	As of December 31, 2020
	Pro Forma Combined (Assuming No Redemptions)%		Pro Forma Combined (Assuming Maximum Redemptions)%
GWAC public shares	17,000,000	6.4%	1,770,000	0.7%
GWAC Founder Shares	4,250,000	1.6%	4,250,000	1.7%
GWAC Private Placement Shares	228,000	0.1%	228,000	0.1%
GWAC shares issued to PIPE Investors / Bitfury Private Placement	42,500,000	16.1%	42,500,000	17.1%
GWAC shares issued in merger to Cipher	200,000,000	75.8%	200,000,000	80.4%

Shares outstanding	263,978,000	100.0%	248,748,000	100.0%

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2020

	As of December 31, 2020				As of December 31, 2020			As of December 31, 2020
	Cipher (Historical)	GWAC (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions) (Note 2)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 2)		Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Current assets
Cash and cash equivalents	$—	$1,276,364	$170,027,342	(1)	$502,303,711	$(152,300,000)	(9)	$350,003,711
			375,000,000	(3)
			(44,000,000)	(4)
			5	(5)

Prepaid expenses	—	297,371	—		297,371	—		297,371

Total current assets	—	1,573,735	501,027,347		502,601,082	(152,300,000)		350,301,082
Marketable securities held in Trust Account	—	170,027,342	(170,027,342)	(1)	—	—		—
Deferred offering costs	171,450	—	(171,450)	(7)	—	—		—
Prepaid services	—	—	(50,000,000)	(3)	(50,00,000)	—		(50,000,000)
Property and equipment, net	1,637	—	—		1,637	—		1,637

Total assets	$173,087	$171,601,077	$380,828,555		$502,602,719	$(152,300,000)		$400,302,719

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$1,919	$129,388	—		$131,307	$—		$131,307
Accrued expenses	3,198	—	—		3,198	—		3,198
Accrued legal costs	171,450	—	—		171,450	—		171,450

Total current liabilities	176,567	129,388	—		305,955	—		305,955

Total liabilities	176,567	129,388	—		305,955	—		305,955
Commitments and contingencies
Common stock subject to possible redemption	—	166,471,679	(166,471,679)	(2)	—	—		—
Stockholders’ (deficit) equity
Common stock	1	4,830	16,647	(2)	264	(15)	(9)	249
			42,500	(3)
			(4,830)	(6)
			(58,884)	(8)
Subscription receivable	(5)	—	5	(5)	—	—		—
Additional paid-in capital	4	5,121,495	166,455,032	(2)	552,299,980	(152,299,985)	(9)	399,999,995
			424,957,500	(3)
			(44,000,000)	(4)
			(121,485)	(6)
			(171,450)	(7)
			58,884	(8)

Accumulated deficit	(3,480)	(126,315)	126,315	(6)	(3,480)	—		(3,480)

Total stockholders’ (deficit) equity	(3,480)	5,000,010	547,300,234		552,296,764	(152,300,000)		399,996,764

Total liabilities and stockholders’ (deficit) equity	$173,087	$171,601,077	$380,828,555		$552,602,719	$(152,300,000)		$400,302,719

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2020

	Cipher (Historical)	GWAC (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions) (Note 2)		Pro Forma Combined (Assuming No Redemptions)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions) (Note 2)		Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	$—	$—	$—		$—	$—		$—
Expenses
Administrative expenses	3,480	153,657	—		157,137	—		157,137

Total expenses	3,480	153,657	—		157,137	—		157,137
Operating loss	(3,480)	(153,657)	—		(157,137)	—		(157,137)
Other income (expense)
Interest income	—	27,342	(27,342)	(1)	—	—		—

Net loss	$(3,480)	$(126,315)	$(27,342)		$(157,137)	$—		$(157,137)

Basic and diluted net loss per share		$(0.02)			$(0.00)			$(0.00)

Weighted average shares outstanding, basic and diluted		10,156,368	253,821,632	(2)	263,978,000	(15,230,000)	(2)	248,748,000

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, GWAC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Cipher issuing stock for the net assets of GWAC, accompanied by a recapitalization. The net assets of GWAC are stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, gives pro forma effect to the Business Combination as if it had been consummated on June 24, 2020, which was the earliest date either entity was formed.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

The historical audited financial statements of GWAC for the period from June 24, 2020 (inception) through December 31, 2020 and the related notes, each of which are included elsewhere in this proxy statement/prospectus;

•

the historical audited financial statements of Cipher for the period from January 7, 2021 (inception) through January 31, 2021 and the related notes, each of which are included elsewhere in this proxy statement/prospectus;

•

other information relating to GWAC and Cipher contained in the Proxy Statement, including the Merger Agreement and the description of certain terms thereof set forth in the section entitled “The Business Combination.”; and

•

the section titled “Management’s Discussion and Analysis of Financial Condition and Results of GWAC”, “Management’s Discussion and Analysis of Financial Condition and Results of Cipher,” and financial information included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the New Cipher’s additional paid-in capital and are assumed to be cash settled.

2. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

GWAC and Cipher have not had any historical relationship prior to the Business Combination. Accordingly, no transaction accounting adjustments were required to eliminate activities between the companies.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(1)	Reflects the liquidation and reclassification of cash and investments held in the Trust Account that becomes available for general use by New Cipher following the Business Combination.

(2)	Reflects the transfer of GWAC’s approximately $166.4 million common stock subject to possible redemptions balance as of December 31, 2020 to permanent equity.

(3)	Reflects the gross receipt of $425.0 million from the PIPE Investment ($375.0 million) and Bitfury Private Placement ($50.0 million) (42.5 million common shares at $10.00 per share).

(4)

Reflects the payment of transaction costs of approximately $44.0 million. Transaction costs includes legal, financial advisory, deferred underwriters’ discount payable and other professional fees related to the Business Combination.

(5)	Reflects the receipt of subscription receivable.

(6)	Reflects the elimination of GWAC’s accumulated deficit and its common stock balances into additional paid in capital.

(7)	Reflects the reclassification of deferred offering costs to additional paid in capital.

(8)	Reflects the reorganization of Cipher to New Cipher.

(9)

Reflects the transaction accounting adjustment, assuming maximum redemptions, for the redemption of 15,230,000 GWAC Common Stock (at a redemption price of $10.00 per share) totaling approximately $152.3 million.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 are as follows:

(1)	Reflects the adjustment to eliminate interest earned on balances held in the Trust Account.

(2)

Reflects the increase in the weighted average shares outstanding due to the issuance of common stock (and redemptions in the Assuming Maximum Redemptions in Public Shares scenario) in connection with the Business Combination.

3. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

	Year Ended December 31, 2020
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss	$(157,137)	$(157,137)
Weighted average shares outstanding – basic and diluted	263,978,000	248,748,000
Net loss per share — basic and diluted(1)	$(0.00)	$(0.00)

GWAC public shares	17,000,000	1,770,000
GWAC Founder Shares	4,250,000	4,250,000
GWAC Private Placement Shares	228,000	228,000
GWAC shares issued to PIPE Investors / Bitfury Private Placement	42,500,000	42,500,000
GWAC shares issued in merger to Cipher	200,000,000	200,000,000

Shares outstanding	263,978,000	248,748,000

(1)	Outstanding options and warrants are anti-dilutive and are not included in the calculation of diluted net loss per share.

The power arrangements and the Master Services and Supply Agreement, as described in “Information about Cipher – Material Agreements” are not considered within the pro forma information presented.

DESCRIPTION OF SECURITIES

The following summary of the material terms of GWAC’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Certificate of Incorporation is attached as Annex B to this proxy statement/prospectus. We urge you to read the Proposed Certificate of Incorporation in its entirety for a complete description of the rights and preferences of GWAC’s securities following the Business Combination.

Authorized Capitalization

General

New Cipher will be authorized to issue 510,000,000 shares of GWAC capital stock, consisting of (i) 500,000,000 shares of common stock, par value $0.001 per share and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.001 per share, as opposed to the Current Certificate of Incorporation, which authorizes GWAC to issue 101,000,000 shares of capital stock. We expect to have approximately          shares of New Cipher Common Stock outstanding immediately after the consummation of the Business Combination, assuming that none of GWAC’s outstanding common stock are redeemed in connection with the Business Combination, and no shares of New Cipher Preferred Stock outstanding immediately after the consummation of the Business Combination.

The following summary describes all material provisions of our capital stock. We urge you to read the Proposed Governing Documents (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).

New Cipher Common Stock

Voting rights. Each outstanding share of New Cipher Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the shareholders of New Cipher for their vote. Except as otherwise required by law, holders of New Cipher Common Stock will not be entitled to vote on any amendment to the Proposed Certificate of Incorporation that relates solely to the terms of one or more outstanding series of New Cipher Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Proposed Certificate of Incorporation.

Dividend rights. Subject to preferences that may apply to any shares of New Cipher Preferred Stock outstanding at the time, the holders of New Cipher Common Stock are entitled to receive dividends out of funds legally available if the New Cipher Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the New Cipher Board may determine.

Rights upon liquidation. Upon New Cipher’s liquidation, dissolution, or winding-up, the assets legally available for distribution to New Cipher shareholders would be distributable ratably among the holders of New Cipher Common Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of New Cipher Preferred Stock.

Other rights. No holder of shares of New Cipher Common Stock will be entitled to preemptive or subscription rights contained in the Proposed Certificate of Incorporation or in the Proposed Bylaws. There are no redemption or sinking fund provisions applicable to the New Cipher Common Stock. The rights, preferences and privileges of holders of the New Cipher Common Stock will be subject to those of the holders of any shares of the New Cipher Preferred Stock that New Cipher may issue in the future.

Preferred Stock

New Cipher Preferred Stock may be issued from time to time in one or more series. The New Cipher Board is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, to provide, out of unissued shares of New Cipher Preferred Stock that have not been designated as to series, with respect to each series, to establish the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other special rights, if any, of each such series and any qualifications, limitations or restrictions thereof, and, subject to the rights of such series, to thereafter increase (but not above the total number of authorized shares of the New Cipher Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The issuance of New Cipher Preferred Stock could have the effect of decreasing the trading price of New Cipher Common Stock, restricting dividends on the capital stock of New Cipher, diluting the voting power of the New Cipher Common Stock, impairing the liquidation rights of the capital stock of New Cipher, or delaying or preventing a change in control of New Cipher.

Election of Directors and Vacancies

Subject to the rights of any series of New Cipher Preferred Stock then outstanding to elect additional directors under specified circumstances, the directors on the New Cipher Board will initially consist of seven (7) directors, and be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively. The initial term of office of the Class I directors will expire at New Cipher’s first annual meeting of shareholders following the consummation of the Business Combination, the initial term of office of the Class II directors shall expire at the New Cipher’s second annual meeting of shareholders following the initial classification of the New Cipher Board and the initial term of office of the Class III directors shall expire at New Cipher’s third annual meeting of shareholders following the initial classification of the New Cipher Board. At each annual meeting of shareholders following the initial classification of the New Cipher Board, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of New Cipher shareholders after their election.

Under the Proposed Bylaws, except as may be required in the Proposed Certificate of Incorporation, directors shall be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Each director of New Cipher shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, or removal. Subject to the rights of holders of any series of New Cipher Preferred Stock to elect directors, directors may be removed only as provided by the Proposed Certificate of Incorporation and applicable law. All vacancies occurring in the New Cipher Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth below.

Subject to the rights of any series of New Cipher Preferred Stock then outstanding, any vacancy occurring in the New Cipher Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the shareholders.

Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of shareholders at which the term of office for the class in which the vacancy was created or occurred or, in the case of newly created directorships, the class to which the director has been assigned expires and until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, or removal.

If and for so long as the holders of any series of New Cipher Preferred Stock have the special right to elect additional directors, the then otherwise total authorized number of directors of New Cipher shall automatically be increased by such specified number of directors, and the holders of such New Cipher Preferred Stock will be entitled to elect the additional directors so provided for or fixed pursuant to the terms of the series of New Cipher

Preferred Stock. Each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, or removal.

Quorum

Except as otherwise provided by applicable law, the Proposed Certificate of Incorporation or the Proposed Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, New Cipher may transact any business that might have been transacted at the original meeting. If a quorum is present at the original meeting, it shall also be deemed present at the adjourned meeting.

Anti-takeover Effects of the Proposed Governing Documents

The Proposed Governing Documents contain provisions that may delay, defer or discourage another party from acquiring control of New Cipher We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Cipher to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

As indicated above, the Proposed Certificate of Incorporation provides that the New Cipher Board will be divided into three classes of directors, with each class of directors being elected by the New Cipher stockholders every three years. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the New Cipher Board.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Cipher Common Stock (or warrants) remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of New Cipher Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New Cipher Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Cipher by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New Cipher Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of New Cipher Preferred Stock, Special Meetings of the stockholders of New Cipher, for any purpose or purposes, may be called only by (i) a majority of the New Cipher Board, (ii) the chairperson of the board of directors, (iii) the chief executive officer or (iv) the President, and stockholders of New Cipher may not take action by written consent in lieu of a meeting. Notice of all meetings of stockholders shall be given in writing stating the date, time and place, if any, of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting if such date is different from the record date for determining stockholders entitled to notice of the meeting. Such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Proposed Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining stockholders entitled to notice. The Proposed Bylaws also provide that any action required or permitted to be taken at any meeting of the New Cipher Board, or of any committee thereof, may be taken without a meeting if all members of the New Cipher Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the New Cipher Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

The Proposed Bylaws provide advance notice procedures for stockholders seeking to bring business before a New Cipher annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. The Proposed Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice, including disclosure of the proposing stockholders’ agreements, arrangements and understandings made in connection with such a proposal or nomination. These provisions may preclude stockholders from bringing matters before New Cipher’s annual meeting of stockholders or from making nominations for directors at New Cipher’s annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Cipher. These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

New Cipher may amend or repeal any provision contained in the Proposed Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders are granted subject to this reservation. Notwithstanding any provision of the Proposed Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, subject to the rights of any outstanding series of New Cipher Preferred Stock, but in addition to any vote of the holders of any class or series of the stock of New Cipher required by law or by the Proposed Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Cipher entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal certain provisions of the Proposed Certificate of Incorporation.

The New Cipher Board shall have the power to adopt, amend or repeal the Proposed Bylaws. Any adoption, amendment or repeal of the Proposed Bylaws by the New Cipher Board shall require the approval of a majority of the New Cipher Board. The stockholders shall also have power to adopt, amend or repeal the Proposed Bylaws. Notwithstanding any other provision of the Proposed Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of New Cipher required by applicable law or by the Proposed Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Cipher entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Proposed Bylaws.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

(1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder;

(2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

(3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the Proposed Certificate of Incorporation, New Cipher does not opt out of Section 203 of the DGCL and therefore is subject to Section 203.

Limitations on Liability and Indemnification of Officers and Directors

Section 145 of the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. As permitted by the DGCL, the Proposed Certificate of Incorporation to be effective upon consummation of the Business Combination contains provisions that eliminate the personal liability of directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following (i) any breach of a director’s duty of loyalty to New Cipher or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or (iv) any transaction from which the director derived an improper personal benefit. As permitted by the DGCL, the Proposed Bylaws provide that: (i) New Cipher is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions; (ii) New Cipher may indemnify its other employees and agents as set forth in the DGCL; (iii) New Cipher is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and (iv) the rights conferred in the Proposed bylaws are not exclusive.

Prior to consummation of the Business Combination, New Cipher will enter into indemnification agreements with each director and executive officer to provide these individuals additional contractual assurances regarding the scope of the indemnification set forth in the Proposed Certificate of Incorporation and Proposed Bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of New Cipher for which indemnification is sought. The indemnification provisions in the Proposed Certificate of Incorporation, Proposed Bylaws, and the indemnification agreements entered into or to be entered into between New Cipher and each of its directors and executive officers may be sufficiently broad to permit indemnification of New Cipher’s directors and executive officers for liabilities arising under the Securities Act. GWAC currently carries liability insurance for its directors and officers.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation requires, to the fullest extent permitted by law, unless New Cipher consents in writing to the selection of an alternative forum, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of New Cipher; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of New Cipher to New Cipher or the New Cipher’s stockholders; (iii) any action asserting a claim against New Cipher arising pursuant to any provision of the DGCL, the Proposed Governing Documents or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (iv) any action to interpret, apply, enforce or determine the validity of the Proposed Governing Documents; or (v) any action governed by the internal affairs doctrine.

In addition, the Proposed Bylaws require that, unless New Cipher consents in writing to the selection of an alternative forum, the federal district courts of United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Warrants

New Cipher Public Warrants

Each New Cipher whole warrant entitles the registered holder to purchase one share of New Cipher Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of GWAC’s initial public offering (which occurred on October 19, 2020) and 30 days after the completion of the Business Combination, provided in each case that New Cipher has an effective registration statement under the Securities Act covering the New Cipher Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Cipher Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New Cipher Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the New Cipher Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a share of New Cipher Common Stock upon exercise of a warrant unless the share of New Cipher Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, we will use our reasonable best efforts to file with the SEC a registration statement covering the shares of New Cipher Common Stock issuable upon exercise of the warrants, and we will use our best efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of New Cipher Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if our shares of New Cipher Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under

Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of New Cipher Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of New Cipher Common Stock equal to (A) the quotient obtained by dividing (x) the product of the number of shares of New Cipher Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the New Cipher Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the New Cipher Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the New Cipher Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those New Cipher Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New Cipher Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

No fractional shares of New Cipher Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of New Cipher Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New Cipher Common Stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of New Cipher Common Stock, New Cipher (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Cipher Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of outstanding shares of New Cipher Common Stock is increased by a capitalization or share dividend payable in shares of New Cipher Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of New Cipher Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase shares of New Cipher Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of New Cipher Common Stock equal to the product of (i) the number of shares of New Cipher Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New Cipher Common Stock) and (ii) one minus the quotient of (x) the price per share of New Cipher Common Stock paid in such rights offering and (y) the historical fair market value.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of New Cipher Common Stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New Cipher Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of New Cipher Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of shares of New Cipher Common Stock in connection with the Business Combination or (d) to satisfy the redemption rights of the holders of New Cipher Common Stock in connection with the shareholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to provide holders of our New Cipher Common Stock the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 21 months from the closing of this offering or (B) with respect to any other provision relating to the rights of holders of New Cipher Common Stock, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Cipher Common Stock in respect of such event.

If the number of outstanding shares of New Cipher Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of share of New Cipher Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Cipher Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Cipher Common Stock.

Whenever the number of shares of New Cipher Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Cipher Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Cipher Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of New Cipher Common Stock (other than those described above or that solely affects the par value of such shares of New Cipher Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of New Cipher Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Cipher Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Cipher Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of New Cipher Common Stock in such a transaction is payable in the form of shares in the successor entity that are not listed for trading on a national securities exchange or are not quoted in an established over-the-counter market, or will not be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in GWAC’s prospectus, or defective provision, or (ii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 65% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of shares of New Cipher Common Stock and any voting rights until they exercise their warrants and receive shares of New Cipher Common Stock. After the issuance of New Cipher Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of New Cipher Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. The private placement warrants (including the shares of New Cipher Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or saleable until 30 days after the completion of the Business Combination, except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants, and they will not be redeemable by us, so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The initial holders of the private placement warrants, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the initial holders or their permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants. Any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants will require a vote of holders of at least 65% of the number of the then outstanding private placement warrants.

Except as described above regarding redemption procedures and cashless exercise in respect of the public warrants, if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Cipher Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Cipher Common Stock underlying the warrants, multiplied by the excess of the “historical fair market value” (defined below) over the exercise price of the warrants by (y) the historical fair market value. The “historical fair market value” will mean the average reported closing price of the shares of New Cipher Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Transfer Agent and Warrant Agent

The transfer agent for New Cipher Common Stock and warrant agent for the New Cipher public warrants and private placement warrants will be Continental Stock Transfer & Trust Company.

MARKET PRICE AND DIVIDEND INFORMATION

Price Range of GWAC’s Securities

GWAC Common Stock and warrants are traded on the Nasdaq under the symbols “GWAC” and “GWACW” respectively. Our units commenced public trading on October 20, 2020. Our shares of common stock and warrants began separate trading on December 7, 2020, and our units ceased trading on such separation date. The following table sets forth, for the periods indicated, the high and low sales prices for GWAC’s units, common stock, public warrants and dividends declared per share of common stock as reported on the Nasdaq.

There is no established public trading market for Cipher’s common stock, and no dividends have been declared by Cipher. Cipher’s stockholders are urged to obtain current market quotations for GWAC common stock and to carefully review the other information contained in this proxy statement/prospectus, when considering whether to adopt the Merger Agreement and thereby approve the Business Combination and the other transactions contemplated thereby.

	GWAC							Cipher
	GWACU Units		GWACW Warrants		GWAC Common Stock		Dividends Declared	Common Stock Dividends Declared
Period	High	Low	High	Low	High	Low
2020:
Fourth Quarter*	$10.00	$9.84	$1.41	$0.73	$10.00	$9.80	—	—

*	Trading in the units commenced on October 20, 2020. The common stock and warrants began separate trading on December 7, 2020, and the units ceased trading on December 7, 2020.

Holders

As of                     , 2021, there were          holders of record for our shares common stock and one holder of our warrants.

Dividend Policy

Neither GWAC nor Cipher has paid any cash dividends on our common stock to date and neither intends to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Cipher Board at such time.

COMPARISON OF STOCKHOLDER RIGHTS

General

GWAC is incorporated under the laws of the State of Delaware and the rights of GWAC stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Certificate of Incorporation and GWAC’s Bylaws. As a result of the Business Combination, GWAC stockholders will become New Cipher stockholders. New Cipher is incorporated under the laws of the State of Delaware and the rights of New Cipher stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Certificate of Incorporation and New Cipher’s Bylaws. Thus, following the Business Combination, the rights of GWAC stockholders who become New Cipher stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Certificate of Incorporation and GWAC’s Bylaws and instead will be governed by the Proposed Certificate of Incorporation and New Cipher’s Bylaws.

Comparison of Stockholder’s Rights

Set forth below is a summary comparison of material differences between the rights of GWAC stockholders under the Current Certificate of Incorporation and GWAC’s Bylaws (left column), and the rights of New Cipher’s stockholders under forms of the Proposed Certificate of Incorporation and Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of GWAC’s Charter and GWAC’s Bylaws, and the forms of the Proposed Certificate of Incorporation and New Cipher’s Bylaws, which are attached as          and         , respectively, as well as the relevant provisions of the DGCL.

GWAC	New Cipher

Authorized Capital Stock

Under the Current Certificate of Incorporation, GWAC is currently authorized to issue 101,000,000 shares of capital stock, consisting of (a) 100,000,000 shares of common stock, par value $0.001 per share and (b) 1,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Under the Proposed Certificate of Incorporation, New Cipher will be authorized to issue 501,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of New Cipher common stock, par value $0.001 per share, and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.001 per share.

Upon consummation of the Business Combination, we expect there will be          shares of New Cipher common stock (assuming no redemptions) outstanding. Following consummation of the Business Combination, New Cipher is not expected to have any preferred stock outstanding.

Rights of Preferred Stock

The GWAC Board may fix for any series of preferred stock voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the GWAC Board providing for the issuance of such series.	The New Cipher Board may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Cipher Board providing for the issuance of such class or series.

GWAC	New Cipher

Number and Qualification of Directors

Under the Current Certificate of Incorporation, the number of directors of GWAC will be fixed from time to time exclusively by the GWAC Board pursuant to a resolution adopted by a majority of the GWAC Board, subject to any contractual rights of stockholders or any series of the preferred stock to elect directors.	Under the Proposed Certificate of Incorporation, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors; provided that the number for directors that may be elected by the holders of any series of preferred stock will be in addition to the number fixed by the Board of Directors, and the total number of directors constituting the whole New Cipher Board will be adjusted accordingly.

Classification of the Board of Directors

The Current Certificate of Incorporation does not have classes of directors.	The Proposed Certificate of Incorporation provides that New Cipher’s board of directors will be initially divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms.

Election of Directors

The stockholders shall elect directors, each of whom will hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject to such director’s earlier death, resignation, retirement, disqualification or removal.	The stockholders shall elect directors, each of whom will hold office until his or her successor is duly elected or qualified at the annual meeting for the year in which his or her term expires, or until his or her earlier death, resignation, disqualification or removal.

Voting

Holders of GWAC common stock are entitled to one vote for each share on each matter submitted to a vote of stockholders; provided that, except as otherwise required by applicable law, holders of GWAC common stock are not entitled to vote on any amendment to the Current Certificate of Incorporation that relates solely to the terms of one or more outstanding series of GWAC preferred stock if the holders of such affected series of GWAC preferred stock are exclusively entitled to vote thereon pursuant to the Current Certificate of Incorporation or applicable law.	Holders of New Cipher common stock will be entitled to one vote for each share on each matter submitted to a vote of stockholders; provided that, except as otherwise required by applicable law, holders of New Cipher common stock will not be entitled to vote on any amendment to the Proposed Certificate of Incorporation that relates solely to the terms of one or more outstanding series of New Cipher preferred stock if the holders of such affected series of New Cipher preferred stock are exclusively entitled to vote thereon pursuant to the Proposed Certificate of Incorporation or applicable law.

Cumulative Voting

Delaware law allows for cumulative voting only if provided for in the Current Certificate of Incorporation; however, the Current Certificate of Incorporation does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Certificate of Incorporation; however, the Proposed Certificate of Incorporation does not authorize cumulative voting.

Vacancies on the Board of Directors

The Current Certificate of Incorporation provides that any vacancy on the GWAC Board, including a vacancy resulting from an enlargement of the board, may be	The Proposed Certificate of Incorporation provides that any vacancy on the New Cipher Board, including a vacancy resulting from an enlargement of the

GWAC	New Cipher
filled only by vote of a majority of GWAC’s directors then in office.	board, may be filled only by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock).

Special Meeting of the Board of Directors

Subject to the rights of the holders of preferred stock, and to the requirements of applicable law, special meetings of GWAC stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or pursuant to a resolution adopted by a majority of the GWAC Board, and the ability of the GWAC stockholders to call a special meeting is specifically denied.	Special meetings of the New Cipher Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President, the Secretary of the Corporation, or by a majority of the total number of directors constituting the Board.

Stockholder Action by Written Consent

Under the Current Certificate of Incorporation, any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent.	Under the Proposed Certificate of Incorporation, any action required or permitted to be taken by the stockholders of New Cipher must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided, however, any action required or permitted to be taken by the holders of any series of preferred stock may be effected by written consent to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock, if such written consent is signed by the holders of outstanding shares of the relevant series of preferred stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amendment to Certificate of Incorporation

The Current Certificate of Incorporation provides that the Current Certificate of Incorporation may be amended in accordance with Delaware law; provided that, prior to an initial business combination, any amendment to the Current Certificate of Incorporation that would alter or change the provisions relating to an initial business combination requires the affirmative vote of the holders of at least 65% of all common stock then outstanding.	Under the Proposed Certificate of Incorporation, in addition to any vote required by DGCL, the Proposed Certificate of Incorporation may be amended only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of the then outstanding shares of stock of New Cipher entitled to vote thereon, voting together as a single class.

Amendment of the Bylaws

Under the Current Certificate of Incorporation, the GWAC Board is expressly authorized to adopt, alter, amend or repeal the GWAC Bylaws by the affirmative vote of a majority of the GWAC Board. The GWAC Bylaws may also be adopted, amended, altered or	Under the Proposed Certificate of Incorporation, the New Cipher Board is expressly authorized to adopt, alter, amend or repeal the New Cipher Bylaws in accordance with DGCL; provided that, in addition to any vote required by DGCL, the adoption,

GWAC	New Cipher
repealed by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of GWAC entitled to vote generally in the election of directors, voting together as a single class.	amendment or repeal of the New Cipher Bylaws by New Cipher stockholders will require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Cipher entitled to vote generally in an election of directors.

Quorum

Board of Directors. A majority of the GWAC Board constitutes a quorum at any meeting of the GWAC Board.	Board of Directors. A majority of the New Cipher Board constitutes a quorum at any meeting of the New Cipher Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum; provided that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.	Stockholders. The holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Interested Directors

GWAC is governed by DGCL Section 203.	New Cipher will be governed by DGCL Section 203.

Special Stockholder Meeting

Special meetings of GWAC stockholders may be called only by a majority vote of the GWAC Board, or by GWAC’s Chief Executive Officer or Chairman.	Subject to the special rights of the holders of one or more series of preferred stock, special meetings of the stockholders of New Cipher may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President.

Notice of Stockholder Meeting

Unless otherwise provided by DGCL, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting.	Unless otherwise provided by DGCL, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Whenever notice is required to be given to any GWAC stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery	Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by New Cipher may be given in writing directed to the stockholder’s

GWAC	New Cipher
service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.	mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of New Cipher.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

No business may be transacted at an annual meeting of GWAC stockholders, other than business that is either (i) specified in GWAC’s notice of meeting (or any supplement thereto) given by or at the direction of the GWAC Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the GWAC Board or (iii) otherwise properly brought before the annual meeting by any GWAC stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the GWAC Bylaws.	No business may be conducted at an annual meeting of New Cipher stockholders, other than business that is either (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Cipher both at the time of giving the notice provided for in the New Cipher Bylaws and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with these requirements in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) give timely notice thereof in proper written form to the Secretary of GWAC, and (ii) the business must be a proper matter for stockholder action. To be timely, a GWAC stockholder’s notice must be received by the Secretary at the principal executive offices of GWAC not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is more than thirty (30) days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting, is first made by GWAC.	For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of New Cipher and (ii) provide any updates or supplements to such notice at the times and in the forms required by the New Cipher Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of New Cipher not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Cipher; provided, further, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the

GWAC	New Cipher
10th day following the day on which public disclosure of the date of such annual meeting was first made by New Cipher.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the GWAC Board may be made (i) by or at the direction of the GWAC board or (ii) by any stockholder of GWAC who is a stockholder of record entitled to vote in the election of directors on the date of the required notice and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.	Nominations of persons for election to the New Cipher Board may be made at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (ii), by or at the direction of the New Cipher Board, including by any committee or persons authorized to do so by the New Cipher Board or the New Cipher Bylaws, or (iii) by any stockholder of New Cipher who is present in person, was a record owner of shares of New Cipher both at the time of giving the notice required and at the time of the meeting, is entitled to vote at the meeting, and has complied with notice and nomination requirements.

To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of GWAC (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for on a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by GWAC.

For a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide timely notice thereof in writing and in proper form to the Secretary of New Cipher, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by the New Cipher Bylaws and (3) provide any updates or supplements to such notice at the times and in the forms required by the New Cipher Bylaws.

To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of New Cipher not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Cipher; provided, further, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the

GWAC	New Cipher
90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Cipher.

Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Current Certificate of Incorporation provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL unless they violated their duty of loyalty to GWAC or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.	The Proposed Certificate of Incorporation provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL.

Indemnification of Directors, Officers, Employees and Agents

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.	The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Current Certificate of Incorporation provides that GWAC will indemnify each director, officer, employee and agent to the fullest extent permitted by the DGCL.	The Proposed Certificate of Incorporation provides that New Cipher may indemnify each director, officer, employee and agent.

Dividends

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption	Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if

GWAC	New Cipher
or repurchase would not cause any impairment of the capital of a corporation.	such redemption or repurchase would not cause any impairment of the capital of a corporation.

The Current Certificate of Incorporation provides that, subject to applicable law and the rights, if any, of outstanding shares of preferred stock, the holders of shares of GWAC common stock are entitled to receive dividends when, as, and if declared by the board of directors in accordance with applicable law.	The Proposed Certificate of Incorporation provides that, subject to applicable law and the rights, if any, of outstanding shares of preferred stock, the holders of shares of New Cipher common stock will be entitled to receive dividends when, as, and if declared by the board of directors in accordance with applicable law.

Liquidation

Subject to applicable law, the rights, if any, of the holders of preferred, as well as the provisions in the Current Certificate of Incorporation related to an initial business combination, in the event of any voluntary or involuntary liquidation, dissolution or winding up of GWAC, after payment or provision for payment of debts and other liabilities, the holders of shares of GWAC common stock will be entitled to receive all the remaining assets of GWAC available for distribution to its stockholders, ratably in proportion to the number of shares of GWAC common stock held by them.	Subject to applicable law and the preferential or other rights of any holders of preferred stock then outstanding, the Proposed Certificate of Incorporation provides that in the event of the liquidation, dissolution or winding up of New Cipher, whether voluntary or involuntary, holders of New Cipher common stock will be entitled to receive ratably all assets of New Cipher available for distribution to its common stockholders.

Supermajority Voting Provisions

Article IX of the Current Certificate of Incorporation relating to business combination requirements may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of GWAC common stock.	Under the Proposed Certificate of Incorporation, in addition to any vote required by DGCL, the Proposed Certificate of Incorporation may be amended only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of the then outstanding shares of stock of New Cipher entitled to vote thereon, voting together as a single class.

Under the Proposed Certificate of Incorporation, in addition to any vote required by DGCL, the adoption, amendment or repeal of the Bylaws by New Cipher stockholders will require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Cipher entitled to vote generally in an election of directors.

Subject to the rights of the holders of any series of preferred stock and except as otherwise provided by law, any director or the entire New Cipher Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of New Cipher entitled to vote at an election of directors.

GWAC	New Cipher

Anti-Takeover Provisions and Other Stockholder Protections

The anti-takeover provisions and other stockholder protections included in the Current Certificate of Incorporation include a prohibition on stockholder action by written consent and blank check preferred stock.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of GWAC voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

The anti-takeover provisions and other stockholder protections included in the Proposed Certificate of Incorporation include a prohibition on stockholder action by written consent, a classified board and blank check preferred stock.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of New Cipher voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Preemptive Rights

There are no preemptive rights relating to the GWAC common stock.	There are no preemptive rights relating to the shares of New Cipher common stock.

Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The GWAC Board may exercise all such powers and do all such acts and things as may be exercised or done by GWAC, subject to the DGCL.	The New Cipher Board may exercise all such powers and do all such acts and things as may be exercised or done by New Cipher, subject to the DGCL.

Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper	Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and

GWAC	New Cipher
purpose during the usual hours for business. GWAC’s Bylaws permit GWAC’s books and records to be kept within or outside Delaware.	records for a proper purpose during the usual hours for business.

Choice of Forum

The Current Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in GWAC’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Unless GWAC consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for any action arising under the Securities Act. Although we believe this provision benefits GWAC by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against GWAC’s directors and officers, although our stockholders will not be deemed to have waived GWAC’s compliance with federal securities laws and the rules and regulations thereunder.	Unless New Cipher consents in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative proceeding brought on behalf of New Cipher, (ii) any proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of New Cipher to New Cipher or to New Cipher’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against New Cipher governed by the internal affairs doctrine; and (b) subject to the preceding provisions, to the extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”), such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any action the subject matter of which is within the scope of clause (b) of the immediately preceding sentence is filed in a court other than the federal district courts of the United States of America (a “Foreign Securities Act Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce clause (b) (a “Securities Act Enforcement Action”), and (ii) having service of process made upon

GWAC	New Cipher
such stockholder in any such Securities Act Enforcement Action by service upon such stockholder’s counsel in the Foreign Securities Act Action as agent for such stockholder.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to GWAC regarding (i) the actual beneficial ownership of GWAC Common Stock as of         , 2021 (pre-Business Combination) and (ii) the expected beneficial ownership of New Cipher Common Stock immediately following the Closing, assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below by:

•

each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of GWAC Common Stock and is expected to be the beneficial owner of more than 5% of shares of New Cipher Common Stock following the Closing;

•	each of GWAC’s current executive officers and directors;

•	each person who will become a named executive officer or director of New Cipher following the Closing; and

•	all executive officers and directors of GWAC, as a group, and all executive officers and directors of New Cipher following the Closing, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

The beneficial ownership of GWAC Common Stock pre-Business Combination is based on          shares of GWAC Common Stock issued and outstanding as of                     , 2021

The expected beneficial ownership of New Cipher Common Stock post-Business Combination assumes two scenarios:

•

Assuming No Redemption: This presentation assumes that (i) no public stockholders of GWAC exercise redemption rights with respect to their public shares for a pro rata share of the funds in GWAC’s trust account, (ii) New Cipher issues 200,000,000 shares of New Cipher Common Stock to holders of Cipher Common Stock as the Merger Consideration, , and (iii) New Cipher issues 42,500,000 shares of New Cipher Common Stock in connection with the PIPE Financing.

•

Assuming Maximum Redemption: This presentation assumes that (i) 15.2 million of GWAC Common Stock are redeemed (and 1,770,000 shares of GWAC Common Stock are not redeemed) for an aggregate payment of $152.3 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.00 per share of GWAC Common Stock based on the trust account balance as of December 31, 2021 (this scenario assumes the maximum amount of redemptions that would still satisfy the Available Closing GWAC Cash requirement of $400.0 million provided for in the Merger Agreement), and (ii) New Cipher issues 200,000,000 shares of New Cipher Common stock to holders of Cipher Common Stock as the Merger Consideration, and (iii) New Cipher issues 42,500,000 shares of New Cipher Common Stock in connection with the the PIPE Investment and the Bitfury Private Placement.

Based on the foregoing assumptions, we estimate that there would be 263,978,000 shares of New Cipher Common Stock issued and outstanding immediately following the Closing in the “no redemption” scenario, and 248,748,000 shares of New Cipher Common Stock issued and outstanding immediately following the Closing in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company will be different. In either a “no redemption” scenario and a “maximum redemption” scenario, each stockholder of New Cipher that will control 10% or more of the voting securities of

New Cipher following the Closing was also a stockholder of New Cipher that controlled 10% or more of the voting securities of New Cipher prior to the consummation of the Business Combination.

The following table does not reflect record of beneficial ownership of any shares of New Cipher Common Stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of                     , 2021

Unless otherwise indicated, GWAC believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination**		Post-Business Combination**
			Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of Shares(2)	% of Shares	Number of Shares	%	Number of Shares	%
GWAC Sponsor (our sponsor)(3)	757,500	0.28%	757,500	0.28%	757,500	0.30%
Directors and Executive Officers Pre-Business Combination
Fred Zeidman	450,000	2.1%	450,000	2.1%	450,000	0.18%
Douglas Wurth	375,000	1.8%	375,000	1.8%	375,000	0.15%
Cary Grossman	787,500	3.7%	787,500	3.7%	787,500	0.31%
David Pauker	300,000	1.4%	300,000	1.4%	300,000	0.12%
John L. Lendrum	50,000	0.2%	50,000	0.2%	50,000	0.02%
Paul Fratamico	—	—	—	—	—	—
Tahira Rehmatullah	50,000	0.2%	50,000	0.2%	50,000	0.02%
All GWAC directors and executive officers as a group (7 individuals)	2,012,500	9.4%	2,012,500	9.4%	2,012,500	0.81%
Directors and Executive Officers Post-Business Combination

All New Cipher directors and executive officers as a group ( individuals)

*	Less than one percent.
**	Including, for the avoidance of doubt, the PIPE Investment and the Butfury Private Placement.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 4265 San Felipe, Suite 603, Houston, Texas 77027.
(2)	Interests shown consist solely of GWAC Common Stock.
(3)	The Sponsor is the record holder of the shares reported herein.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

GWAC Related Party Transactions

In July 2020, certain of GWAC’s initial stockholders purchased 4,312,500 founder shares for an aggregate purchase price of $25,000 (of which 62,500 shares were forfeited by The Sponsor). In August 2020, certain of GWAC’s initial stockholders forfeited 1,355,000 founder shares and the Anchor Investors purchased 1,355,000 founder shares for an aggregate purchase price of approximately $7,855, or approximately $0.006 per share. In October 2020, The Sponsor forfeited an aggregate of 562,500 founder shares for no consideration, and GW Sponsor 2, LLC, an entity managed by GWAC’s management, purchased from GWAC 562,500 shares for a purchase price of $163,125.

The Anchor Investors purchased an aggregate of 228,000 private placement units at a price of $10.00 per unit ($2,280,000 in the aggregate) in a private placement that closed simultaneously with the closing of GWAC’s initial public offering. The private placement units are identical to the units sold in GWAC’s initial public offering except that the private placement warrants included in the private placement units: (i) will not be redeemable by GWAC and (ii) may be exercised for cash or on a cashless basis, in each case so long as they are held by the initial purchasers or any of their permitted transferees. If the private placement warrants are held by holders other than the initial purchasers or any of their permitted transferees, the private placement warrants will be redeemable by GWAC and exercisable by the holders on the same basis as the warrants included in the units sold in GWAC’s initial public offering.

If any of GWAC’s officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. GWAC’s executive officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

In connection with GWAC’s initial public offering, GWAC entered into an Administrative Services Agreement, which agreement was amended in February 2021, pursuant to which GWAC pays Shoreline Capital Advisors, Inc., an affiliate of one of GWAC’s officers, a total of $10,000 per month for office space, utilities, secretarial support and other administrative and consulting services. Upon completion of GWAC’s initial business combination or GWAC’s liquidation, GWAC will cease paying these monthly fees. Accordingly, in the event the consummation of GWAC’s initial business combination takes the maximum 21 months, Shoreline Capital Advisors, Inc. will be paid a total of $210,000 ($10,000 per month) for office space, utilities, secretarial support and other administrative and consulting services and will be entitled to be reimbursed for any out-of-pocket expenses.

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on GWAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. GWAC’s audit committee will review on a quarterly basis all payments that were made to The Sponsor, officers, directors or GWAC’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on GWAC’s behalf.

We engaged I-Bankers as an advisor in connection with GWAC’s business combination to assist GWAC in holding meetings with GWAC’s stockholders to discuss the potential business combination and the target business’ attributes, introduce GWAC to potential investors that are interested in purchasing GWAC’s securities in connection with the potential business combination, assist GWAC in obtaining stockholder approval for the business combination and assist GWAC with GWAC’s press releases and public filings in connection with the business combination. GWAC will pay I-Bankers a cash fee for such services immediately before or after the consummation of GWAC’s initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of GWAC’s initial public offering, including the proceeds from the partial exercise of the over-allotment option, including the proceeds from the partial exercise of the over-allotment option, or $7,650,000.

Prior to the closing of GWAC’s initial public offering, an affiliate of The Sponsor loaned GWAC $432,500 to be used for a portion of the expenses of GWAC’s initial public offering. These loans were non-interest bearing, unsecured and were due and repaid on the closing of GWAC’s initial public offering.

In addition, in order to finance transaction costs in connection with an intended initial business combination, GWAC’s initial stockholders or an affiliate of GWAC’s initial stockholders or certain of GWAC’s officers and directors may, but are not obligated to, loan GWAC funds as may be required. If GWAC complete an initial business combination, GWAC would repay such loaned amounts. In the event that the initial business combination does not close, GWAC may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from GWAC’s trust account would be used for such repayment. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into units at a price of $10.00 per unit of the post business combination entity. The units would be identical to the private placement units, including as to exercise price, exercisability and exercise period of the underlying warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. GWAC does not expect to seek loans from parties other than GWAC’s initial stockholders or an affiliate of GWAC’s initial stockholders or certain officers and directors as GWAC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in GWAC’s trust account.

After GWAC’s initial business combination, members of GWAC’s management team who remain with GWAC may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to GWAC’s stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to GWAC’s stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider GWAC’s initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

GWAC entered into a registration rights agreement with respect to the founder shares and private placement units (and underlying securities).

Interest of a GWAC Officer and Director In the Business Combination

Douglas C. Wurth is the Co-Chairman and Director of GWAC. He is also the Chairman of 500 N 4th Street LLC, doing business as Standard Power, and owns a controlling interest in Perpetual Power LLC which in turn owns a majority of the equity interest in Standard Power. Prior to GWAC’s consideration of a business combination with Cipher, Standard Power was in negotiations with Bitfury to provide full hosting and transmission infrastructure to accommodate Bitcoin mining in the United States. The relationship between Standard Power led to Mr. Wurth introducing Bitfury and Cipher to GWAC.

Standard Power is in the process of negotiating with Cipher in connection with SP Facilities. It is contemplated that two separate sets of documents are being entered into. It is anticipated that Cipher will enter into a hosting agreement with Standard Power, whereby Cipher expects to deliver in stages to the SP Facilities servers with computational capacity to utilize at least 40MW of power capacity, with additional 160MW to be supplied, subject to best efforts of the parties, by December 31, 2022. For further information, see “Information about Cipher—Material Agreements”.

Standard Power has undertaken to build up and/or build in the full hosting and transmission infrastructure to accommodate the Cipher miners.

It is also contemplated that Standard Power will enter into an agreement with Bitfury pursuant to which Standard Power will purchase sufficient specialized containerized data centers for at least 40MW capacity of miners and potentially an additional 160MW subject to site availability, a key element of the infrastructure necessary to house the miners. Once the agreements referenced above are finalized they will be submitted to the audit committee of the GWAC board of directors for its consideration.

I-Bankers serves as advisor to GWAC in connection with our business combination. I-Bankers’ responsibilities include assisting us in holding meetings with our stockholders to discuss the potential business combination and the target business’s attributes, introducing us to potential investors that are interested in purchasing our securities in connection with the potential business combination, assisting us in obtaining stockholder approval for the business combination, and assisting us with our press releases and public filings in connection with the business combination. We will pay I-Bankers a cash fee for such services immediately before or after the consummation of our initial business combination in an amount equal to, in the aggregate, 4.5% of the gross proceeds of our initial public offering, including the proceeds from the partial exercise of the over-allotment option. One of our directors, Paul Fratamico, is an associated person and a Managing Director of I-Bankers. Mr. Fratamico may have a conflict of interest insofar, I-Bankers, will receive a cash fee for its services upon the consummation on an initial business combination in the amount of $7,650,000.

Policy for Approval of Related Party Transactions

The audit committee of GWAC’s Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes GWAC’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, GWAC may consummate related party transactions only if GWAC’s audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

To further minimize conflicts of interest, GWAC agreed not to consummate an initial business combination with an entity that is affiliated with any of The Sponsor, officers or directors unless GWAC, or a committee of independent directors, have obtained an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that GWAC’s initial business combination is fair to GWAC’s company and GWAC’s stockholders from a financial point of view.

New Cipher will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

GWAC Support Agreement

In connection with the execution of the Merger Agreement, GWAC, the Sponsor and Cipher entered into the GWAC Support Agreement pursuant to which the Sponsor and each signing director of Cipher agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the GWAC Support Agreement. See “Proposal No. Proposal No. 1—The Business Combination Proposal—GWAC Support Agreement.”

Company Support Agreement

In connection with the execution of the Merger Agreement, GWAC, Cipher and the Cipher Stockholder, entered into the Company Support Agreement pursuant to which the Cipher Stockholder agreed to, among other things, vote to adopt and approve, upon the effectiveness of the registration statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Company Support Agreement. See “Proposal No. Proposal No. 1—The Business Combination Proposal—Company Support Agreement.”

Registration Rights Agreement

At the Closing, GWAC, Cipher, the Sponsor and the Cipher Stockholder will enter into the Registration Rights Agreement, pursuant to which GWAC will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Cipher Common Stock and other equity securities of New Cipher that are held by the parties thereto from time to time. See “Proposal No. Proposal No. 1—The Business Combination Proposal—Registration Rights Agreement.” The Registration Rights Agreement will amend and restate the registration rights agreement entered into in connection with GWAC’s IPO.

Cipher’s Related Party Transactions

Master Services and Supply Agreement

At the Closing, Bitfury and Cipher will enter into the Master Services and Supply Agreement. The initial term of the agreement is 84 months, with automatic 12-month renewals thereafter (unless either party provides sufficient notice of non-renewal). Pursuant to this agreement, Bitfury is required to use commercially reasonable efforts to provide Cipher on arms’-length terms with certain construction, engineering, operations and other services and equipment required to launch and maintain Cipher’s mining centers in the United States.

Specifically, under the terms of the Master Services and Supply Agreement: (i) Bitfury is required to use commercially reasonable efforts to manufacture (or procure the manufacture by its suppliers and/or subcontractors) and supply to Cipher the quantity, specification and type of equipment (including modular data centers, servers and ASIC chips) requested on terms reasonably acceptable to Cipher, (ii) Bitfury is expected to provide certain project management and quality control services outlined in the Master Services and Supply Agreement and (iii) Bitfury is expected to assist Cipher in data center deployment. The precise specifications of the relevant equipment under the Master Services and Supply Agreement are still being determined.

Under the Master Services and Supply Agreement, Cipher is also expecting to benefit from “most-favored nation pricing” protection in relation to equipment supplied by Bitfury worldwide. Additionally, subject to certain de minimis thresholds, Bitfury agrees not to compete with Cipher in the Bitcoin mining business in the United States.

Under to the Bitfury Subscription Agreement, the Cipher Stockholder also agreed to cause Bitfury to discount the Service Fees (as that term is defined in the Master Services and Supply Agreement) charged by Bitfury as follows: the first $200,000,000 of Service Fees payable by Cipher to Bitfury under the Master Services and Supply Agreement described above shall be subject to a discount of 25% to be applied at the point of invoicing and shown as a separate line item on each relevant invoice. For the avoidance of doubt, when the aggregate value of such discount reaches $50,000,000, such discount shall automatically cease to apply. Such discount shall constitute Bitfury’s benefit-in-kind commitment as payment on behalf of its parent entity, for the issuance of 5,000,000 shares of New Cipher Common Stock. See “Proposal No. Proposal No. 1—The Business Combination Proposal—Bitfury Subscription Agreement.”

Director and Officer Indemnification

Cipher’s charter and Cipher’s Bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. In connection with Closing, Cipher intends to enter into indemnification agreements for each post-Closing director and executive officer of New Cipher.

Policies and Procedures for Related Person Transactions

Effective upon the Closing, the New Cipher Board will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which New Cipher or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of New Cipher’s executive officers or directors;

•	any person who is known by New Cipher to be the beneficial owner of more than 5% of New Cipher voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in- law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of New Cipher’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of New Cipher’s voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

New Cipher will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

SECURITIES ACT RESTRICTIONS ON RESALE OF GWAC’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Cipher Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Cipher at the time of, or at any time during the three months preceding, a sale and (ii) New Cipher is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Cipher was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New Cipher Common Stock shares for at least six months but who are affiliates of New Cipher at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New Cipher Common Stock then outstanding; or

•	the average weekly reported trading volume of the New Cipher Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Cipher under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Cipher

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, New Cipher will no longer be a shell company, and as a result, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

As a result, it is anticipated that the Named Sponsors will be able to sell their common stock and private placement warrants, and any shares of New Cipher Common Stock received as a result thereof, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

APPRAISAL RIGHTS

GWAC stockholders, GWAC unitholders and GWAC warrant holders do not have appraisal rights in connection with the Transactions under the DGCL.

SUBMISSION OF STOCKHOLDER PROPOSALS

Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement thereto), (ii) by or at the direction of the New Cipher Board or any committee thereof, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record at the time of giving of the notice and at the time of the annual meeting, is a stockholder of record who is entitled to vote at such meeting who has complied with the notice procedures specified in Proposed Bylaws. To be timely for New Cipher’s annual meeting of stockholders, New Cipher’s secretary must receive the written notice at New Cipher’s principal executive offices:

•	not later than the 90th day; and

•	not earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year (as would be the case for New Cipher’s 2021 annual meeting) or New Cipher holds its annual meeting of stockholders more than 30 days before or 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Nominations and proposals also must satisfy other requirements set forth in the bylaws. The chairperson of the annual meeting will have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with these procedures. If any proposed nomination or business is not in compliance, the chairperson may declare that such defective proposal or nomination can be disregarded.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2021 annual general meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New Cipher begins to print and send out its proxy materials for such 2021 annual meeting.

Stockholder Director Nominees

Proposed Bylaws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by Proposed Bylaws. In addition, the stockholder must give timely notice to New Cipher’s secretary in accordance with Proposed Bylaws, which, in general, require that the notice be received by New Cipher’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

FUTURE STOCKHOLDER PROPOSALS

For any proposal to be considered for inclusion in our proxy statement/prospectus and form of proxy for submission to the stockholders at our 2021 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws. Such proposals must be received by New Cipher at its executive offices a reasonable time before New Cipher begins to print and mail its 2021 annual meeting proxy materials in order to be considered for inclusion in New Cipher proxy materials for the 2021 annual meeting.

Stockholder Proposals

Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting given by or at the direction of New Cipher Board, (ii) otherwise properly brought before such meeting by the New Cipher Board or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Cipher’s both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Cipher’s annual meeting of stockholders, a stockholders’ notice must be delivered to, or mailed and received at, the principal executive offices of New Cipher not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Cipher; provided, further, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be delivered, or mailed and received, not earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by New Cipher. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of timely notice as described above.

LEGAL MATTERS

Schiff Hardin LLP, Washington, DC, has passed upon the validity of the securities of GWAC offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements for GWAC as of December 31, 2020 and for the period from June 24, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cipher as of January 31, 2021 and for the period from January 7, 2021 (inception) until January 31, 2021, included in this proxy statement/prospectus, have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein, which contains an explanatory paragraph as to Cipher’s ability to continue as a going concern. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OTHER STOCKHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the GWAC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care Good Works Acquisition Corp., 4265 San Felipe, Suite 603, Houston, Texas 77027. Following the Business Combination, such communications should be sent in care of Cipher Mining Inc.,                 ,                 ,                 . Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, GWAC and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of GWAC’s annual report to stockholders and GWAC’s proxy statement/prospectus. Upon written or oral request, GWAC will deliver a separate copy of the annual report and/or proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that GWAC deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that GWAC deliver single copies of such documents in the future. Stockholders may notify GWAC of their requests by calling or writing GWAC at its principal executive offices at 4265 San Felipe, Suite 603, Houston, Texas 77027 or (713) 468-2717.

WHERE YOU CAN FIND MORE INFORMATION

GWAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on GWAC at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to GWAC has been supplied by GWAC, and all such information relating to Cipher has been supplied by Cipher. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Good Works Acquisition Corp.

4265 San Felipe, Suite 603

Houston, Texas 77027

(713) 468-2717

If you are a stockholder of GWAC and would like to request documents, please do so by                 , 2021, in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

This document is a proxy statement/prospectus of GWAC for the Special Meeting. We have not authorized anyone to give any information or make any representation about the Transactions, Cipher or GWAC that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

GOOD WORKS ACQUISITION CORP.

AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Good Works Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Good Works Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from June 24, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from June 24, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

February 17, 2021

GOOD WORKS ACQUISITION CORP.

BALANCE SHEET

DECEMBER 31, 2020

Assets
Cash	$1,276,364
Prepaid expense	297,371

Total current assets	1,573,735
Cash and securities held in Trust Account	170,027,342

Total Assets	$171,601,077

Liabilities and Stockholders’ Equity
Accounts payable and accrued expenses	$129,388

Total current liabilities	129,388

Commitments
Common stock subject to possible redemption, 16,647,168 shares at redemption value	166,471,679
Stockholders’ Equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 4,830,832 shares per Statement of Changes in Stockholders’ Equity issued and outstanding, excluding 16,647,168 shares subject to possible redemption	4,830
Additional paid-in capital	5,121,495
Accumulated deficit	(126,315)

Total stockholders’ equity	5,000,010

Total Liabilities and Stockholders’ Equity	$171,601,077

The accompanying notes are an integral part of these financial statements.

GOOD WORKS ACQUISITION CORP.

STATEMENT OF OPERATIONS

For the Period from June 24, 2020 (Inception) through December 31, 2020
Formation and operating costs	$153,657

Loss from operations	(153,657)

Other income
Interest income	27,342

Total other income	27,342

Net loss	$(126,315)

Basic and diluted weighted average shares outstanding	10,156,368

Basic and diluted net loss per share	$(0.02)

The accompanying notes are an integral part of these financial statements.

GOOD WORKS ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM JUNE 24, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of June 24, 2020 (inception)	—	$—	$—	$—	$—
Issuance of common stock to founders	4,312,500	4,312	20,688	—	25,000
Sale of 1,355,000 to anchor investors	1,355,000	1,355	(1,355)	—	—
Forfeiture of 1,355,000 by initial stockholders	(1,355,000)	(1,355)	1,355	—	—
Sale of 562,500 to GW Sponsor 2, LLC	562,500	563	162,562	—	163,125
Forfeiture of 562,500 by initial stockholders	(562,500)	(563)	563	—	—
Sale of 15,000,000 Units on October 22, 2020 through public offering	15,000,000	15,000	149,985,000	—	150,000,000
Sale of 228,000 Private Units on October 22, 2020	228,000	228	2,279,772	—	2,280,000
Sale of 1,500,000 Units on October 26, 2020 through over-allotment	1,500,000	1,500	14,998,500	—	15,000,000
Sale of 500,000 Units on November 17, 2020 through over-allotment	500,000	500	4,999,500	—	5,000,000
Forfeiture of 62,500 by initial stockholders	(62,500)	(63)	63	—	—
Underwriters’ discount	—	—	(450,000)	—	(450,000)
Other offering expenses	—	—	(420,121)	—	(420,121)
Net loss	—	—	—	(126,315)	(126,315)
Maximum number of redeemable shares	(16,647,168)	(16,647)	(166,455,032)	—	(166,471,679)

Balance as of December 31, 2020	4,830,832	$4,830	$5,121,495	$(126,315)	$5,000,010

The accompanying notes are an integral part of these financial statements.

GOOD WORKS ACQUISITION CORP.

STATEMENT OF CASH FLOWS

For the Period from June 24, 2020 (Inception) Through December 31, 2020
Cash flows from operating activities:
Net loss	$(126,315)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on treasury securities held in Trust Account	(27,342)
Changes in operating assets and liabilities:
Prepaid expense	(297,371)
Accounts payable and accrued expenses	129,388

Net cash used in operating activities	(321,640)

Cash flows from investing activities:
Investments held in Trust	(170,000,000)

Net cash used in investing activities	(170,000,000)

Cash flows from financing activities:
Proceeds from sale of common stock to initial stockholders	25,000
Proceeds from sale of Units, net of offering costs	169,129,879
Proceeds from sale of Private Placement Units	2,280,000
Sale of shares to GW Sponsor 2, LLC	163,125
Proceeds from note payable-related party	135,000
Payment of note payable-related party	(135,000)

Net cash provided by financing activities	171,598,004

Net change in cash	1,276,364
Cash, beginning of the period	—

Cash, end of period	$1,276,364

Supplemental disclosure of non-cash financing activities:
Value of common stock subject to possible redemption	$166,471,679

The accompanying notes are an integral part of these financial statements.

GOOD WORKS ACQUISITION CORP.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1—Organization and Business Operations

Organization and General

Good Works Acquisition Corp. (the “Company”) was incorporated in Delaware on June 24, 2020. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from June 24, 2020 (inception) through December 31, 2020, relates to the Company’s formation and initial public offering (“IPO”), and, since the completion of the IPO, searching for a target to consummate a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Public Offering and placed in the Trust Account (defined below). The Company has selected December 31 as its fiscal year end.

IPO

On October 22, 2020, the Company completed the sale of 15,000,000 units (the “Units” and, with respect to the shares of common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit ,generating gross proceeds of $150,000,000 which is described in Note 3.

Simultaneous with the closing of the IPO, the Company completed the sale of 228,000 Private Units (the “Private Units”) at a price of $10.00 per Private Unit in a private placement to certain funds and accounts managed by Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital Inc., and Polar Asset Management Partners Inc. (collectively, the “Anchor Investors”), generating gross proceeds of $2,228,000, which is described in Note 4.

In connection with the IPO, the underwriters were granted a 45-day option from the date of the prospectus (the “Over-Allotment Option”) to purchase up to 2,250,000 additional units to cover over-allotments (the “Over-Allotment Units”), if any. On October 26, 2020, the underwriters purchased an additional 1,500,000 Units pursuant to the partial exercise of the Over-Allotment Option, generating additional gross proceeds of $15,000,000.

On November 17, 2020, the underwriters purchased an additional 500,000 Units pursuant to the partial exercise of the Over-Allotment Option, generating gross proceeds of $5,000,000.

The Over-Allotment Units were sold at an offering price of $10.00 per Over-Allotment Unit, generating aggregate additional gross proceeds of $20,000,000 to the Company.

On November 17, 2020, the underwriters canceled the remainder of the Over-Allotment Option. In connection with the cancellation of the remainder of the Over-Allotment Option, on November 17, 2020, the Company cancelled an aggregate of 62,500 shares of common stock issued to I-B Good Works LLC, the Company’s sponsor (“Sponsor”).

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the sale of the Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Management agreed that an amount equal to at least $10.00 per Unit sold in the Public Offering will be held in a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. In the event of a complete liquidation of the Company, the Trust Account could be further reduced by up to $100,000 for expenses of the liquidation). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 immediately before or after such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor, an affiliate of I-Bankers Securities, Inc.(“I-Bankers Securities”), the representative of the underwriters for the Company’s Public Offering, and the Company’s management and directors have agreed to vote their Founder Shares and any Public Shares purchased during or after the Public Offering (a) in favor of approving a Business Combination and (b) not to convert any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or don’t vote at all.

Sponsor and the Company’s management and Directors have agreed (a) to waive their redemption rights with respect to their Founder Shares and any Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to consummate a Business Combination and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation that would affect a public stockholders’ ability to convert or sell their shares to the Company in connection with a Business Combination or affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until 21 months from the closing of the Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

In order to protect the amounts held in the Trust Account, Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Capital Resources

As of December 31, 2020, we had cash of $1,276,364.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Investment Held in Trust Account

Investment held in Trust Account consist of United States Treasury securities. The Company classifies its United States Treasury securities as held-to-maturity in accordance with FASB ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Fair Value Measurements

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —	Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed balance sheet. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses, due to related parties are estimated to approximate the carrying values as of December 31, 2020 due to the short maturities of such instruments.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2020, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	December 31, 2020	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$203	$203	$—	$—
U.S. Treasury Securities held in Trust Account	170,027,139	170,027,139	—	—

	$170,027,342	$170,027,342	$—	$—

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that is considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A—“Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the IPO and were charged to stockholders’ equity upon the completion of the IPO. Accordingly, as of December 31, 2020, offering costs in the aggregate of $870,120 have been charged to stockholders’ equity (consisting of $450,000 in underwriters’ discount and approximately $420,120 of other cash expenses).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss Per Common Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Net loss per common share is computed by dividing net loss by the weighted average number of common shares issued and outstanding for the period.

At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 – Initial Public Offering

Pursuant to the IPO on October 22, 2020, the Company sold 15,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of common stock and one-half of one warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

The underwriters were granted a 45-day option from the date of the prospectus (the “Over-Allotment Option”) to purchase up to 2,250,000 additional units to cover over-allotments (the “Over-Allotment Units”), if any. On October 26, 2020, the underwriters partially exercised the over-allotment option by purchasing 1,500,000 Units (the “Over-Allotment Units”), and on November 17, 2020, the underwriters exercised a final over-allotment option and purchased an additional 500,000 Over-Allotment Units, generating aggregate of gross proceeds of $20,000,000.

Upon closing of the IPO and the sale of the Over-Allotment Units, a total of $170,000,000 ($10.00 per Unit) has been placed in a U.S.-based trust account, with Continental Stock Transfer & Trust Company acting as trustee.

Note 4 – Private Placement

On October 22, 2020, simultaneously with the closing of the Public Offering, the Anchor Investors purchased an aggregate of 228,000 Private Units at a price of $10.00 per Private Unit, for an aggregate purchase price of $2,280,000, in a private placement that occurred simultaneously with the closing of the Public Offering. Each Private Unit consists of one share of common stock (“Private Share”) and one-half of one warrant (“Private Warrant”). Each whole Private Warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment. The proceeds from the Private Units were added to the proceeds from the Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

Note 5 – Related Party Transactions

Founder Shares

In July 2020, Sponsor, and our officers and directors (collectively, the “Founders”) purchased an aggregate of 4,312,500 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000. In August 2020, certain of our initial stockholders forfeited 1,355,000 Founder Shares and the Anchor Investors purchased 1,355,000 Founder Shares for an aggregate purchase price of approximately $7,855, or approximately $0.006 per share. In October 2020, Sponsor forfeited an aggregate of 562,500 founder shares for no consideration, and GW Sponsor 2, LLC, an entity managed by Management, purchased from the Company 562,500 shares for a purchase price of $163,125. The Founder Shares include an aggregate of up to 562,500 shares subject to forfeiture by Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Founders and Anchor Investors will collectively own 20% of the Company’s issued and outstanding shares after the Public Offering (assuming the Founders or Anchor Investors do not purchase any Public Shares in the Public Offering). On November 17, 2020, the underwriters canceled the remainder of the Over-Allotment Option. In connection with the cancellation of the remainder of the Over-Allotment Option, the Company cancelled an aggregate of 62,500 shares of common stock issued to Sponsor.

Of the Founder Shares, several of the Founders are holding an aggregate of 750,000 shares which they have agreed to contribute to a not-for-profit organization that is mutually acceptable to them and the Company’s board of directors within six months after the Public Offering or such shares will be forfeited and cancelled.

The Founders and Anchor Investor have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of earlier of (1) one year after the completion of the Business Combination and (2) the date on which the Company consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Promissory Note — Related Party

On June 30, 2020, the Company issued an unsecured promissory note to IBS Holding Corporation (the “Promissory Note”), an affiliate of the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $432,500. The Promissory Note was non-interest bearing and was payable on the earlier of (i) the consummation of the Public Offering or (ii) the date on which the Company determined not to proceed with the Public Offering. On October 22, 2020, the Company repaid the outstanding borrowings under the Promissory Note amounting to $135,000 from the proceeds of the IPO not being placed in the Trust Account. As of December 31, 2020, the Company had no drawn downs under the promissory note.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, Sponsor and its designees may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Private Units of the post Business Combination entity at a price of $10.00 per Private Unit. The Private Units would be identical to the Private Units issued in the Private Placement. At December 31, 2020, were no Working Capital Loans outstanding.

Administrative Support Agreement

The Company has agreed, commencing on the effective date of the Public Offering through the earlier of the Company’s consummation of a Business Combination and the liquidation of the Trust Account, to pay an affiliate of one of the Company’s executive officers $10,000 per month for office space, utilities and secretarial and administrative support.

Note 6 —Investment Held in Trust Account

As of December 31, 2020, investment in the Company’s Trust Account consisted of $203 in U.S. Money Market and $170,027,139 in U.S. Treasury Securities. All of the U.S. Treasury Securities mature on April 22, 2021. The Company classifies its United States Treasury securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities”. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. The Company considers all investments with original maturities of more than three months but less than one year to be short-term investments. The carrying value approximates the fair value due to its short-term maturity. The carrying value, excluding gross unrealized holding loss and fair value of held to maturity securities on December 31, 2020 are as follows:

	Carrying Value/Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2020
U.S. Money Market	$203	$—	$—	$203
U.S. Treasury Securities	170,027,139	4,916	(148)	170,031,907

	$170,027,342	$4,916	$(148)	$170,032,110

Note 7 – Commitments

Registration Rights

The holders of the Founder Shares, as well as the holders of the Private Units and any Private Warrants or Private Units that may be issued in payment of Working Capital Loans made to the Company (and all underlying securities), are entitled to registration rights pursuant to an agreement that was signed on the effective date of Public Offering. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Founder Shares, Private Units and Private Warrants or Private Units issued in payment of Working Capital Loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Public Offering to purchase up to 2,250,000 additional Units to cover over-allotments, if any, at the Public Offering price less the underwriting discounts and commissions.

On October 26, 2020, the underwriters purchased an additional 1,500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. On November 17, 2020, the underwriters purchased an additional 500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. The Over-Allotment Units were sold at an offering price of $10.00 per Over-Allotment Unit, generating aggregate additional gross proceeds of $20,000,000 to the Company. On November 17, 2020, the underwriters canceled the remainder of the Over-Allotment Option.

The Company paid a fixed underwriting discount of $450,000 to the underwriters at the closing of the Public Offering.

Business Combination Marketing Agreement

The Company engaged I-Bankers Securities, Inc. as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay I-Bankers Securities, Inc. a cash fee for such services upon the consummation of a Business Combination in an amount equal to 4.5% of the gross proceeds of Public Offering (exclusive of any applicable finders’ fees which might become payable).

Note 8 – Stockholders’ Equity

Common Stock — The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.001 per share. At December 31, 2020, there were 4,830,832 shares per Statement of Changes in Stockholders’ Equity shares of common stock issued and outstanding, excluding 16,647,168 shares subject to possible redemption.

The holders of the Founder Shares have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of earlier of (1) one year after the completion of the Business

Combination and (2) the date on which the Company consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up. Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares.

Warrants — The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Public Offering. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption;

•

if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying the warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Private Warrants are identical to the Public Warrants underlying the Units sold in the Public Offering, except that the Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the

Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 9. Income Tax

The Company’s net deferred tax assets are as follows:

December 31, 2020
Deferred tax asset
Organizational costs/Startup expenses	$21,868
Federal net operating loss	4,658

Total deferred tax asset	26,526
Valuation allowance	(26,526)

Deferred tax asset, net of allowance	$—

The income tax provision consists of the following:

December 31, 2020
Federal
Current	$—
Deferred	26,526
State
Current	—
Deferred	—
Change in valuation allowance	26,526

Income tax provision	$—

As of December 31, 2020, the Company has $22,181 of U.S. federal net operating loss carryovers, which do not expire, and no state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from June 24, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $26,526.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2020 is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in valuation allowance	(21.0)%

Income tax provision	—%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

Note 10 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of

Cipher Mining Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Cipher Mining Technologies Inc. (the “Company”) as of January 31, 2021, the related statements of operations, stockholder deficit and cash flows for the period from January 7, 2021 (inception) through January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021, and the results of its operations and its cash flows for the period from January 7, 2021 (inception) through January 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has no cash and a working capital deficiency. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

San Francisco, CA

March 19, 2021

CIPHER MINING TECHNOLOGIES INC.

BALANCE SHEET

January 31, 2021
ASSETS
Property and equipment, net	$1,637
Deferred offering costs	171,450

Total assets	$173,087

LIABILITIES AND STOCKHOLDER DEFICIT
Current liabilities
Accounts payable	$1,919
Accrued expenses	3,198
Accrued legal costs	171,450

Total current liabilities	176,567

Total liabilities	176,567

Commitments and contingencies (Note 5)

Stockholder deficit
Common stock, $0.001 par value, 5,000 shares authorized and 500 shares subscribed as of January 31, 2021	1
Subscription receivable	(5)
Additional paid-in capital	4
Accumulated deficit	(3,480)

Total stockholder deficit	(3,480)

Total liabilities and stockholder deficit	$173,087

The accompanying notes are an integral part of these financial statements.

CIPHER MINING TECHNOLOGIES INC.

STATEMENT OF OPERATIONS

For the period from January 7, 2021 (date of inception) to January 31, 2021
Costs and expenses:
General and administrative	$3,475
Depreciation and amortization	5

Total costs and expenses	3,480

Operating loss	(3,480)

Net loss	$(3,480)

Basic and diluted net loss per share:	$—

Basic and diluted weighted average number of shares outstanding	—

The accompanying notes are an integral part of these financial statements.

CIPHER MINING TECHNOLOGIES INC.

STATEMENT OF STOCKHOLDER DEFICIT

	Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder Deficit
	Shares	Amount
Balance as of January 7, 2021 (date of inception)	—	$—	$—	$—	$—	$—
Subscription receivable	500	1	(5)	4	—	—
Net loss	—	—	—	—	(3,480)	(3,480)

Balance as of January 31, 2021	500	$1	$(5)	$4	$(3,480)	$(3,480)

The accompanying notes are an integral part of these financial statements.

CIPHER MINING TECHNOLOGIES INC.

STATEMENT OF CASH FLOWS

For the period from January 7, 2021 (date of inception) to January 31, 2021
Cash flows from operating activities
Net loss	$(3,480)
Depreciation	5
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Accounts payable	277
Accrued expenses	3,198

Net cash used in operating activities	—

Net change in cash	—
Cash at beginning of period	—

Cash at end of period	$—

Supplemental disclosure of noncash financing activities
Deferred offering costs included in accrued legal costs	$171,450
Property and equipment included in accounts payable	1,642

The accompanying notes are an integral part of these financial statements.

CIPHER MINING TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION

Cipher Mining Technologies Inc. (the “Company”) is a newly incorporated company incorporated in Delaware on January 7, 2021. The Company was incorporated to build, equip and operate data centers for the purpose of mining cryptocurrency utilizing specialized computers (also known as “Miners”) that generate cryptocurrency (primarily Bitcoin) from the blockchain. Management intends to consummate a reverse merger with Good Works Acquisition Corp. (the “Business Combination”). See Note 6 for further discussion of the Business Combination.

At January 31, 2021, the Company had not yet commenced operations. All activity for the period from January 7, 2021 (inception) through January 31, 2021 relates to the Company’s formation and the proposed Business Combination.

Going concern consideration

As of January 31, 2021, the Company had no cash and a working capital deficiency of approximately $177,000. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Management plans to address this need for capital through the Business Combination. The Company cannot assure that its plans to raise capital or to consummate the Business Combination will be successful. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

Risks and uncertainties

The impact of the coronavirus (“COVID-19”) outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected.

NOTE 2. BASIS OF PRESENTATION, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Basis of presentation

The Company maintains its books of account and prepares financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). The Company’s fiscal year ends on January 31.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

CIPHER MINING TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

Financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Deferred offering costs

Deferred offering costs consist of legal fees incurred through the balance sheet date that are directly related to the Business Combination and that will be charged to shareholder equity upon the completion of the Business Combination. Should the Business Combination prove to be unsuccessful (i.e., if the transaction fails to close), these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Property and equipment

Property and equipment consisted of computer equipment and is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer-related assets. Computer equipment purchased from January 7, 2021 (inception) through January 31, 2021 was approximately $1,642. Depreciation expense from January 7, 2021 (inception) through January 31, 2021 was $5.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. There were no common shares outstanding during the period from January 7, 2021 (inception) through January 31, 2021. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the Company has reported a net loss from January 7, 2021 (inception) through January 31, 2021. There were no potentially dilutive securities outstanding at any point from January 7, 2021 (inception) through January 31, 2021.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

CIPHER MINING TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 3. RELATED PARTY TRANSACTIONS

On January 7, 2021, the Company received a letter for a subscription for 500 shares of its common stock from Bitfury Top HoldCo B.V. (“Bitfury”) in exchange for a future payment of $5, which is recorded as subscription receivable on the balance sheet as of January 31, 2021. Bitfury is the sole stockholder and parent company of the Company. The Company received payment for the subscribed shares on February 24, 2021.

Please see discussion of the related party loan disclosed in Note 5.

NOTE 4. STOCKHOLDER DEFICIT

The Company is authorized to issue 5,000 Common Shares with a par value of $0.001 per share. Holders of the Common Shares are entitled to one vote for each share. As of January 31, 2021, there were no Common Shares issued and 500 Common Shares were subscribed, as discussed above.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Commitments

As of January 31, 2021, the Company was not a party to any leasing agreements.

The Company has entered into a one-year agreement with a service provider for financial advisory and investor relations consulting services in exchange for a monthly payment of $12,000. The agreement may be cancelled at any time during the first year with at least 60 days’ prior notice by either party. The agreement will automatically renew for a second one-year term, if not cancelled at least 30 days prior to the end of the first year. Upon the occurrence of certain events specified in the agreement (i.e., Business Combination), the Company will be required to pay $175,000 to the service provider and agrees to increase the monthly payment to $15,000.

Related party loan

The Company entered into a loan agreement with Bitfury Holding B.V. (“BHBV”) for $100,000 on February 8, 2021. The loan bears interest at 0.3% per annum and matures on February 8, 2022, at which time all outstanding balances under the loan, including any interest due, must be repaid.

NOTE 6. SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events through March 19, 2021, which is the date that these financial statements were available to be issued. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

CIPHER MINING TECHNOLOGIES INC.

NOTES TO FINANCIAL STATEMENTS

Related party loan and other commitments

Please see discussion of the related party loan disclosed in Note 5.

On February 8, 2021, the Company entered into an agreement for approximately a one-year term with a service provider for public relations services. For the first two months of the agreement, the monthly payment to the service provider will be $35,000 and in subsequent months the monthly payment will be $20,000. The agreement may be cancelled at any time with at least 60 days’ prior notice by either party.

Proposed business combination

On March 4, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Good Works Acquisition Corp. (“Good Works”) and Currency Merger Sub, Inc. (“Merger Sub”), a wholly-owned direct subsidiary of Good Works. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Good Works (the “Merger”). In connection with the Merger, each issued and outstanding share of the Company’s common stock shall be converted into the right to receive 400,000 shares of Good Works common stock, par value $0.001 (“Good Works Common Stock”). Concurrently with the execution of the Merger Agreement, Good Works entered into subscription agreements with certain investors who agreed to subscribe for and purchase, immediately following the closing of the Merger, an aggregate of 37,500,000 shares of Good Works Common Stock for aggregate proceeds of $375,000,000 (the “PIPE Financing”). Bitfury agreed to subscribe for and purchase 5,000,000 shares of Good Works Common Stock in exchange for a benefit-in-kind commitment as payment for the shares (“Bitfury Private Placement”). The Merger and other transactions contemplated by the Merger Agreement, including the PIPE Financing and the Bitfury Private Placement, represent the Business Combination referred to in Note 1.

Power arrangements

After January 31, 2021, the Company is party to, or is poised to become party to, several power arrangements. These arrangements are not considered final and are therefore non-binding and subject to change; however, it is a closing condition under the terms of the Merger Agreement that the Company must enter into definitive agreements with the applicable counterparties under each of the power arrangements described below.

The first power arrangement was a term sheet entered into by BHBV in January 2020 for a power purchase agreement with a third-party provider for the supply of electric power to a site in Texas for a term of five years with a subsequent automatic annual renewal provision. Under this term sheet, the parties agree to enter into a separate land lease agreement for the construction of a planned data center and ancillary infrastructure.

The second power arrangement was a term sheet entered into by the Company in February 2021 for a Bitcoin mining hosting agreement with turnkey infrastructure for the hosting of the Company’s Bitcoin mining equipment to generate computational power at the three facilities in Ohio owned or leased by the counterparty. This term sheet provides for a term of five years with automatic five-year renewal provisions.

The third power arrangement was a letter of intent entered into by BHBV in January 2021 containing basic terms and conditions to enter into a joint venture agreement to build, equip and operate one or more data centers in Texas with a counterparty. This letter of intent was assigned to the Company by BHBV in February 2021. Under the planned joint venture, the Company will hold a maximum of 49% of all outstanding shares and the counterparty will hold a minimum of 51%.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

March 4, 2021

by and among

CIPHER MINING TECHNOLOGIES INC.,

CURRENCY MERGER SUB, INC.,

and

GOOD WORKS ACQUISITION CORP.

A-i

A-ii

Exhibits
Exhibit A – Form of Parent Subscription Agreement
Exhibit B – Form of Subscription Agreement
Exhibit C – Form of Company Support Agreement
Exhibit D – Form of Acquiror Support Agreement
Exhibit E – Form of Registration Rights Agreement
Exhibit F – Form of Master Services and Supply Agreement
Exhibit G – Form of Stockholder Restrictive Covenant Agreement
Exhibit H – Form of BHBV Restrictive Covenant Agreement
Exhibit I – Form of Certificate of Incorporation of Acquiror
Exhibit J – Form of Bylaws of Acquiror
Exhibit K – Acquiror Equity Incentive Plan Terms
Exhibit L – Form of Amended and Restated Certificate of Incorporation of the Company
Exhibit M – Form of Letter of Transmittal
Exhibit N – Form of Company Lock-Up Agreement
Exhibit O – Form of Named Sponsor Lock-Up Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of March 4, 2021, is entered into by and among Good Works Acquisition Corp., a Delaware corporation (“Acquiror”), Currency Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Cipher Mining Technologies Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct Subsidiary of Acquiror, and was formed for the sole purpose of the Merger;

WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub will merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;

WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and the Company have each approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the laws of its jurisdiction;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company Stockholder has entered into a Subscription Agreement, dated as of the date hereof (as amended or modified from time to time, the “Parent Subscription Agreement”), in substantially the same form as set forth on Exhibit A, for a private placement of Acquiror Common Stock (the “Parent Subscription”), such Parent Subscription to be consummated immediately prior to the consummation of the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and each of the investors listed on Schedule 5.21 (collectively with the Company Stockholder, the “Subscribers”) have entered into certain Subscription Agreements, dated as of the date hereof (as amended or modified from time to time, collectively with the Parent Subscription Agreement, the “Subscription Agreements”), each in substantially the same form as set forth on Exhibit B, for a private placement of Acquiror Common Stock (such private placements of Acquiror Common Stock, together with the Parent Subscription, in the aggregate, the “PIPE Subscriptions”), such PIPE Subscriptions to be consummated immediately prior to the consummation of the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company Stockholder has entered into that certain Support Agreement, dated as of the date hereof (the “Company Support Agreement”), with Acquiror and the Company, in the form set forth on Exhibit C, pursuant to which, among other things, the Company Stockholder has agreed to execute and deliver a consent constituting the Company Stockholder Approvals;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor, Anchor Investors certain directors and officers of the Company, Acquiror and the Company have entered into a Support Agreement, dated as of the date hereof (the “Acquiror Support Agreement” and together with the Company Support Agreement, the “Support Agreements”), with the Company, in the form set forth on Exhibit D, pursuant to which, among other things, the Sponsor and such directors and officers have agreed to vote in favor of this Agreement and the Transactions;

WHEREAS, contemporaneously with the Closing, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and the Company Stockholder will enter into that certain Registration Rights Agreement (the “Registration Rights Agreement”), in the form set forth on Exhibit E to be effective upon the Closing;

WHEREAS, contemporaneously with the Closing, in connection with the Transactions, Bitfury Holding B.V. and the Company will enter into that certain Master Services and Supply Agreement (the “Master Services and Supply Agreement”), in the form set forth on Exhibit F to be effective upon the Closing;

WHEREAS, as a condition and inducement to Acquiror entering into this Agreement, concurrently with the execution and delivery of this Agreement, the Company Stockholder is entering into a restrictive covenant agreement substantially in the form of Exhibit G hereto (the “Stockholder Restrictive Covenant Agreement”) and Bitfury Holding B.V. is entering into a restrictive covenant agreement substantially in the form of Exhibit H hereto (the “BHBV Restrictive Covenant Agreement” and together with the Stockholder Restrictive Covenant Agreement, the “Restrictive Covenant Agreements”), which will become effective at the Closing;

WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its shareholders to have their Acquiror Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the shareholders of Acquiror for the Business Combination (the “Offer”);

WHEREAS, prior to the consummation of the Transactions, Acquiror shall, subject to obtaining the Acquiror Stockholder Approvals, adopt the certificate of incorporation (the “Acquiror Charter”) in the form set forth on Exhibit I, which shall be the certificate of incorporation of Acquiror, until thereafter supplemented or amended in accordance with its terms and the DGCL;

WHEREAS, prior to the consummation of the Transactions, Acquiror shall adopt the bylaws in the form set forth on Exhibit J, which shall be the bylaws of Acquiror, until thereafter supplemented or amended in accordance with its terms and the DGCL;

WHEREAS, prior to the consummation of the Transactions, Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt the an equity incentive plan (the “Acquiror Equity Incentive Plan”) consistent with the terms set forth on Exhibit K;

WHEREAS, Acquiror shall be renamed “Cipher Mining Inc.” and shall trade publicly on NASDAQ under a new ticker symbol selected by the Company; and

WHEREAS, the parties intend that, for U.S. federal income tax purposes, the Merger and the PIPE Subscriptions, taken together, constitute a transaction that qualifies under Section 351 of the Code and the applicable Treasury Regulations (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror Affiliate Agreement” has the meaning specified in Section 5.18.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Change in Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Charter” has the meaning specified in the Recitals hereto.

“Acquiror Common Stock” means a shares of common stock, par value $0.001 per share, of the share capital of Acquiror.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror Equity Incentive Plan” has the meaning specified in the Recitals hereto.

“Acquiror Equity Plan Proposal” has the meaning specified in Section 8.02(c).

“Acquiror Material Contracts” has the meaning specified in Section 5.15.

“Acquiror Organizational Documents” means the Articles of Association and Acquiror’s memorandum of association, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Acquiror Preferred Stock” means a shares of preferred stock, par value $0.001 per share, of the share capital of Acquiror.

“Acquiror SEC Reports” has the meaning specified in Section 5.09(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with the Acquiror Organizational Documents) holder of Acquiror Common Stock to redeem all or a portion of the shares of Acquiror Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with the Acquiror Organizational Documents) in connection with the Proposals.

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholder Approval” means, with respect to any Proposal, the affirmative vote of holders of a majority of the outstanding shares of Acquiror Common Stock cast at the Special Meeting.

“Acquiror Support Agreement” has the meaning specified in the Recitals hereto.

“Acquiror Warrant” means each whole warrant exercisable for one Acquiror Common Stock.

“Acquisition Proposal” has the meaning specified in Section 6.06(e)(i).

“Action” means any claim, action, suit, assessment, audit, investigation, examination, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Additional Proposal” has the meaning specified in Section 8.02(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Amendment Proposal” has the meaning specified in Section 8.02(c).

“Anchor Investors” means each of GW Sponsor 2, LLC, Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital, Inc., and Polar Asset Management Partners Inc.

“Ancillary Agreements” means the Subscription Agreements, the Support Agreements, the Registration Rights Agreement, the Trust Agreement, the Lock-Up Agreements, the Master Services and Supply Agreement, the Power Purchase Agreements, the Restrictive Covenants Agreement and any other agreement related to the Transactions.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Articles of Association” means the Amended and Restated Certificate of Incorporation of Acquiror, dated October 9, 2020.

“Audited Financial Statements” has the meaning specified in Section 4.06(a).

“Audited Period” means the period from incorporation of the Company until January 31, 2021.

“Balance Sheet Date” means January 31, 2021.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, individual consulting, retirement, severance, termination pay, change in control, transaction or retention arrangements, deferred compensation, equity or equity-based compensation, incentive compensation, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, vacation, fringe or other benefits or remuneration plan, program, policy, agreement or arrangement of any kind.

“BHBV Restrictive Covenant Agreement” has the meaning specified in the Recitals hereto.

“Business Combination” has the meaning ascribed to such term in the Articles of Association.

“Business Combination Proposal” has the meaning set forth in Section 7.11.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cancelled Shares” has the meaning set forth in Section 3.01(b)

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“CBA” has the meaning set forth in Section 4.12(a)

“Certificate of Merger” has the meaning specified in Section 2.01.

“Closing” has the meaning specified in Section 2.03.

“Closing Acquiror Cash” means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of Acquiror; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Acquiror Common Stock pursuant to the Offer (to the extent not already paid); plus (d) the PIPE Investment Amount; minus (e) any unpaid Transaction Expenses.

“Closing Date” has the meaning specified in Section 2.03.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” means any Benefit Plan which is sponsored or maintained by, contributed to or required to be contributed to by, or with respect to which any current or potential liability is borne by the Company or any of its Affiliates.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 8.02(e).

“Company Certificate” has the meaning specified in Section 3.03(a).

“Company Change in Recommendation” has the meaning specified in Section 8.02(e).

“Company Common Stock” means a share of the Company’s common stock, par value $0.001 per share.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company, as currently conducted.

“Company Lock-Up Agreement” has the meaning specified in Section 6.07.

“Company Organizational Documents” means the certificate of incorporation and bylaws of the Company, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Company Permits” has the meaning specified in Section 4.07(d).

“Company Properties” has the meaning specified in Section 4.18(a).

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Software” means all Software used in the business of the Company, as currently conducted.

“Company Stockholder” means Bitfury Top HoldCo B.V., the holder of 100% of the shares of Company Common Stock as of the date hereof.

“Company Stockholder Approvals” has the meaning specified in Section 8.02(e).

“Company Support Agreements” has the meaning specified in the Recitals hereto.

“Confidentiality Agreement” means that certain Mutual Nondisclosure Agreement, dated as of December 10, 2020, between Acquiror and Bitfury Holding B.V.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Stockholder Approvals.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than Company Benefit Plans).

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 or any mutation of the same, including any resulting epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“DGCL” means the General Corporation Law of the State of Delaware.

“Effective Time” has the meaning specified in Section 2.01.

“Enforceability Exceptions” has the meaning specified in Section 4.02(a).

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker health and safety (to the extent relating to exposure to Hazardous Materials), or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer and import controls, including the Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection.

“Exchange Act” means the Securities Exchange Act of 1934.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

“Government Official” means any official or employee of any directly or indirectly government-owned or controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such entity or for or on behalf of any such public international organization.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and pol-fluoroalkyl substances, flammable or explosive substances, toxic mold or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) any other indebtedness or obligation reflected or required to be reflected as indebtedness in a consolidated balance sheet, in accordance with GAAP, (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (h) above and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (i) patents and patent applications (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (ii) trademarks, service marks, trade dress, trade names, brand names, logos and corporate names; (iii) copyrights, mask works and designs; (iv) internet domain names; (v) trade secrets and other intellectual property rights in know-how, inventions, processes, procedures, database rights, confidential business information and other proprietary information and rights; and (vi) intellectual property rights in Software.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“Intervening Event” has the meaning specified in Section 6.06(e)(iii).

“IT Systems” means all computer hardware (including hardware, firmware, peripherals, communication equipment and links, storage media, networking equipment, power supplies and any other components used in conjunction with such), data processing systems, Software, and all other information technology equipment owned or controlled by the Company and used in the operation of its business.

“Knowledge” shall mean the actual knowledge of (i) in the case of the Company, Tyler Page and Edward Farrell, and (ii) in the case of Acquiror, Cary Grossman, Douglas Wurth and Fred Zeidman.

“Law” means any statute, law (including common law), act, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Letter of Transmittal” has the meaning specified in Section 3.03(b)(i).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for (a) any restrictions arising under any applicable Securities Laws, and (b) immaterial easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.

“Lock-Up Agreements” means the Company Lock-Up Agreement and the Named Sponsor Lock-Up Agreement.

“Luminant LOI” means the term sheet, by and between Bitfury Holding B.V. and Luminant ET Services Company LLC (“Luminant”), dated as of January 14, 2020.

“Master Services and Supply Agreement” has the meaning specified in the Recitals hereto.

“Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on (i) the assets, business, results of operations or financial condition of the Company or (ii) the ability of the Company to consummate the Transactions; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” pursuant to clause (i) above: (a) any change or development in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which the Company operates, (c) any change in the price or relative value of any digital currency or cryptocurrency, including but not limited to Bitcoin, (d) any change in trading volume of any digital currency or cryptocurrency, or any halt or suspension in trading of any such digital currency or cryptocurrency on any digital currency exchange, in each case including but not limited to Bitcoin, (e) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.02(b) and, to the extent related thereto, the condition in Section 9.02(a)), (f) any change generally affecting any of the industries or markets in which the Company operates or the economy as a whole, (g) the compliance with the terms of this Agreement or the taking of any action, or failure to take action, required or contemplated by this Agreement or with the prior written consent of Acquiror (provided, that the exceptions in this clause (g) shall not be deemed to apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 4.02(b) and, to the extent related thereto, the condition in Section 9.02(a)), (h) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19 (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (i) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, and (j) any failure of the Company to meet any projections, forecasts or budgets; provided, that clause (j) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), except in the case of clause (a), (b), (f), (h) and (j) to the extent that such change has a disproportionate impact on the Company, as compared to other industry participants.

“Material Contracts” has the meaning specified in Section 4.12(a).

“Merger” has the meaning specified in Section 2.01.

“Merger Consideration” has the meaning specified in Section 3.01(c).

“Merger Sub” has the meaning specified in the preamble hereto.

“Named Sponsors” means Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital, Inc., Polar Asset Management Partners Inc. and I-B Good Works, LLC.

“NASDAQ” means The Nasdaq Stock Market LLC.

“NASDAQ Proposal” has the meaning specified in Section 8.02(c).

“Offer” has the meaning specified in the Recitals hereto.

“Outstanding Acquiror Expenses” has the meaning specified in Section 3.06(c).

“Outstanding Company Expenses” has the meaning specified in Section 3.06(b).

“Owned Company Software” means all Software owned by the Company.

“Owned Intellectual Property” means all Intellectual Property owned by the Company.

“Parent Subscription” has the meaning specified in the preamble hereto.

“Parent Subscription Agreement” has the meaning specified in the preamble hereto.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business, (B) relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP on the Audited Financial Statements, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, and for which appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present uses of such real property, (v) non-exclusive licenses of Intellectual Property, (vi) Liens that secure obligations that are reflected as liabilities in the Audited Financial Statements (which such Liens are referenced or the existence of which such Liens is referred to in the notes to the Audited Financial Statements), (vii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any real property leased by the Company, and (viii) Liens described on Schedule 1.01(a).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means any personal information that specifically identifies any individual who has provided information to the Company, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers, as applicable.

“PIPE Investment Amount” has the meaning specified in Section 5.21.

“PIPE Subscriptions” has the meaning specified in the preamble hereto.

“Power Provider” means each of Luminant, WindHQ and SP.

“Power Provider LOI” means the Luminant LOI, the WindHQ and the SP LOI.

“Power Purchase Agreements” has the meaning specified in Section 6.08.

“Privacy Laws” means any and all Laws applicable to the Company relating to the collection, use, storage, safeguarding and security (both technical and physical) of Personal Information.

“Proposals” has the meaning specified in Section 8.02(c).

“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in conjunction with a shareholder vote on the Business Combination).

“Redeeming Stockholder” means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

“Registered IP” has the meaning specified in Section 4.15(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning specified in Section 8.02(a).

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Related Party” means, with respect to any party hereto, any Subsidiary or Affiliate thereof, or any business, entity or Person that any of the foregoing controls, is controlled by or is under common control with.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Restrictive Covenant Agreements” has the meaning specified in the Recitals hereto.

“Sanctioned Person” means at any time any Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions-related Laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.

“Schedules” means the disclosure schedules of the Company or Acquiror, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“SP LOI” means the Term Sheet for Bitcoin Mining Hosting Agreement with a Turnkey Infrastructure, by and between the Company and 500 N 4th Street LLC (“SP”), a Delaware limited liability company, dated as of February 3, 2021.

“Special Meeting” means a meeting of the holders of Acquiror Common Stock to be held for the purpose of approving the Proposals.

“Sponsor” means I-B Goodworks LLC, a Delaware limited liability company.

“Stockholder Restrictive Covenant Agreement” has the meaning specified in the Recitals hereto.

“Subscribers” has the meaning specified in the Recitals hereto.

“Subscription Agreements” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” has the meaning specified in Section 6.06(e)(ii).

“Support Agreements” has the meaning specified in the Recitals hereto.

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tail Insurance” means prepaid six-year non-cancellable run-off insurance policy with respect to the Acquiror’s existing directors’ and officers’ liability insurance coverage to provide insurance coverage for events, acts or omissions occurring prior to the Closing for all directors and officers and which shall have a scope substantially similar to the existing coverage under, and have other terms not less favorable to the insured persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained.

“Tax” means any federal, state, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security, withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, sales, use, or other tax, governmental fee or assessment in the nature of a tax, whether disputed or, together with any interest, penalty, or addition to tax imposed with respect thereto by a Governmental Authority.

“Tax Authority” means any Governmental Authority with jurisdiction or authority to impose, administer, levy, assess or collect Tax.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Tax Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by Acquiror and its Subsidiary, whether accrued for or not, in each case in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including (a) any brokerage fees, commissions, finders’ fees, or financial advisory fees, and, in each case, related costs and expenses, (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers, and (c) any fees, costs and expenses or payments of any of Acquiror and its Subsidiary related to any transaction bonus, discretionary bonus, change-of-control payment, retention or other compensatory payments made to any employee of Acquiror or its Subsidiary as a result of the execution of this Agreement or the Ancillary Agreements or in connection with the transactions contemplated hereby and thereby (including the employer portion of any payroll, social security, unemployment or similar Taxes).

“Transaction Proposal” has the meaning specified in Section 8.02(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.

“Transfer Taxes” has the meaning specified in Section 8.03(a).

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.06(a).

“Trust Agreement” has the meaning specified in Section 5.06(a).

“Trustee” has the meaning specified in Section 5.06(a).

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Acquiror.

“Warrant Agreement” means that certain Warrant Agreement, dated as of October 19, 2020, between Acquiror and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

“WindHQ LOI” means the Letter of Intent, by and between Bitfury Holding B.V. and WindHQ LLC (“WindHQ”), dated as of January 11, 2021, as subsequently assigned to the Company pursuant to that certain assignment letter from Bitfury Holding B.V. to WindHQ LLC, dated as of February 19, 2021.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation”, (vi) the word “or” shall be disjunctive but not exclusive and (vii) any reference to a Law shall mean such Law as amended.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two (2) Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

(h) References to “dollars”, “USD” or “$” are references to the lawful currency from time to time of the United States of America.

ARTICLE II

THE MERGER; CLOSING

2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger (the “Certificate of Merger”), such Merger to be consummated upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL. Acquiror shall be renamed “Cipher Mining Inc.” and shall trade publicly on the NASDAQ under a new ticker symbol selected by the Company.

2.04 Organizational Documents of the Company and Acquiror.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit L attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms, the Surviving Company’s certificate of incorporation and the DGCL.

2.05 Directors and Officers of the Companies.

(a) At the Effective Time, the board of directors and executive officers of the Surviving Company shall be the board of directors and executive officers of the Company immediately prior to the Effective Time, each to hold office in accordance with the bylaws of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

(b) Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Acquiror shall take all necessary action prior to the Effective Time such that (i) each director of Acquiror in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time), (ii) six (6) individuals designated by the Company (the “Company Director Designees”), two (2) of whom shall qualify as “independent directors” under the applicable listing and corporate governance rules and regulations of NASDAQ, pursuant to this Section 2.05(b) shall be appointed to the Acquiror Board, effective as of immediately following the Effective Time, (iii) one (1) individual designated by Acquiror (the “Acquiror Director Designee”), shall be appointed to the Acquiror Board, effective as of immediately following the Effective Time, and (iv) as of immediately following the Effective Time, the Company Director Designees and the Acquiror Director Designee shall be the only directors of Acquiror, and there shall be no vacancies or unfilled newly created directorships. If necessary to effect the foregoing, the Acquiror Board shall adopt resolutions prior to the Effective Time that expand or decrease the size of the Acquiror Board and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Acquiror Board. Each person appointed as a director of Acquiror pursuant to this Section 2.05(b) shall remain in office as a director of Acquiror until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. If any of the directors designated by the parties shall be unable or unwilling to serve at the Closing, the Company or Acquiror, respectively, shall promptly designate a replacement director and provide any relevant information about such appointee as the other party may reasonably request.

(c) Acquiror shall take all necessary action prior to the Effective Time such that (i) each officer of Acquiror in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) the persons constituting the officers of the Company prior to the Effective Time shall, as of immediately following the Effective Time, be appointed the officers of Acquiror in identical positions until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

ARTICLE III

EFFECTS OF THE MERGER

3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Merger Sub or the holder of any Company Common Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock of Merger Sub, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Company, par value $0.001 per share.

(b) Cancellation of Certain Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by the Company in treasury shall no longer be outstanding and shall be automatically canceled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(c) Conversion of All Other Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares, shall be converted into the right to receive four hundred thousand (400,000) shares of duly authorized, validly issued, fully paid and nonassessable Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) (the “Merger Consideration”) (the “Exchange Ratio”); provided that the Exchange Ratio shall be adjusted as needed to ensure the aggregate Merger Consideration received by the Company Stockholder equals two hundred million (200,000,000) shares of Acquiror Common Stock (at a value of ten dollars ($10) per share).

3.02 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class or series, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, change, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit Acquiror, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.03 Exchange of Company Certificates and Company Book-Entry Shares.

(a) Exchange Agent. Prior to the Effective Time, the Company and Acquiror shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the aggregate Merger Consideration in accordance with this Section 3.03. At or immediately following the Effective Time, Acquiror shall deposit (or cause to be deposited) with the Exchange Agent the number of shares of Acquiror Common Stock comprising the aggregate Merger Consideration in respect of (i) certificates that immediately prior to the Effective Time represented Company Common Stock (“Company Certificates”) and (ii) non-certificated outstanding Company Common Stock represented by book entry (“Company Book-Entry Shares”), in each case other than Cancelled Shares, for exchange in accordance with this Section 3.03 through the

Exchange Agent (the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the aggregate Merger Consideration contemplated to be issued pursuant to Section 3.01(c) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Promptly following the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, to each record holder of a Company Certificate, which shares were converted into the right to receive the Merger Consideration in respect thereof at the Effective Time pursuant to this Agreement: (i) a letter of transmittal substantially in the form of Exhibit M hereto, with such changes as may be required by the Exchange Agent and reasonably acceptable to the Company (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as the Company, Acquiror and the Exchange Agent may reasonably specify and (ii) instructions for effecting the surrender of the Company Certificates (or affidavits in lieu thereof in accordance with Section 3.03(e)) in exchange for the aggregate Merger Consideration in respect thereof. Upon surrender of Company Certificates (or affidavits in lieu thereof in accordance with Section 3.03(e)) for cancellation to the Exchange Agent and upon delivery of a Letter of Transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Company Certificates, the holder of such Company Certificates shall be entitled to receive the Merger Consideration for each share of Company Common Stock formerly represented by such Company Certificates. Any Company Certificates so surrendered shall forthwith be cancelled. If payment of any Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Certificate is registered, it shall be a condition precedent to payment that the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the aggregate Merger Consideration in respect thereof, as applicable, to a Person other than the registered holder of the Company Certificate so surrendered and shall have established to the satisfaction of Acquiror that such Taxes either have been paid or are not required to be paid. Until surrendered as contemplated hereby, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the aggregate Merger Consideration in respect thereof.

(ii) Promptly following the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, each holder of Company Book-Entry Shares the Merger Consideration for each share of Company Common Stock formerly represented by such Company Book-Entry Shares. Any Company Book-Entry Shares so surrendered shall forthwith be cancelled. Delivery of the aggregate Merger Consideration, as applicable, with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the aggregate Merger Consideration in respect thereof.

(c) Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock outstanding immediately prior to the Effective Time on the records of the Company. From and after the Effective Time, the holders of Company Certificates and Company Book-Entry Shares representing Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Company Certificates representing Company Common Stock are presented to Acquiror for any reason, they shall be cancelled and exchanged for the aggregate Merger Consideration in respect thereof as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property. At any time following one (1) year after the Closing Date, Acquiror shall be entitled to require the Exchange Agent to deliver to it any shares of Acquiror Common Stock remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Company Certificates or Company Book-Entry Shares, and thereafter such holders shall be entitled to look only to Acquiror (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the aggregate Merger Consideration payable upon due surrender of their Company Certificates or Company Book-Entry Shares and compliance with the procedures in this Section 3.03. Notwithstanding the foregoing, neither Acquiror, the Surviving Company nor the Exchange Agent shall be liable to any holder of a Company Certificate or Company Book-Entry Shares for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the aggregate Merger Consideration payable in respect thereof pursuant to Section 3.01(c); provided, however, that Acquiror or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such aggregate Merger Consideration, require the owners of such lost, stolen or destroyed Company Certificates to deliver a customary indemnity against any claim that may be made against Acquiror, the Surviving Company or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate or Company Book-Entry Share with respect to the Acquiror Common Stock issuable in respect thereof unless and until the holder of such Company Certificate or Company Book-Entry Share shall surrender such Company Certificate or Company Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Company Certificate or Company Book-Entry Share, there shall be paid by Acquiror to the holder of whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Common Stock.

3.04 Withholding.

Acquiror or the Exchange Agent shall only be entitled to deduct and withhold from any amount otherwise payable to any Company Stockholder pursuant to this Agreement, such amounts that are required to be deducted and withheld with respect to the making of any such payment under the Code. In the event that any such deduction or withholding is required by the Code, before making any such deduction or withholding, Acquiror or the Exchange Agent shall make a good faith efforts to provide the Company Stockholder at least ten (10) days’ notice of Acquiror’s intention to make such deduction or withholding and, in reasonable detail, the authority, basis and method of calculation for the proposed deduction or withholding, provided that Acquiror and the Exchange Agent shall have the right to withhold pursuant to this Section 3.04 regardless of whether such notice is provided and no such notice shall be required if the Company does not comply with the requirements of Section 8.03(c). To the extent that any amounts so deducted or withheld, Acquiror or the Exchange Agent shall timely and properly remit such amounts to the applicable Governmental Authority.

3.05 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Stockholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled (but for this Section 3.05) multiplied by (ii) an amount equal to the VWAP of shares of Acquiror Common Stock for the 20 Trading Days prior to the date that is three (3) Business Days prior to the Closing.

3.06 Payment of Expenses.

(a) Unless otherwise provided for in this Agreement, all Advisor Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. As used in this Agreement, “Advisor Expenses” shall include all out-of-pocket fees and disbursements of a party for outside counsel incurred in connection with the Transactions and fees and expenses of such party for any other agents, advisors, consultants, experts and financial advisors employed by such party incurred in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Agreement related hereto and all other matters related to the consummation of this Agreement, provided that Advisor Expenses shall not include any Outstanding Company Expenses and Outstanding Acquiror Expenses, which shall be paid by Acquiror in pursuant to Section 3.06(b) and Section 3.06(c) respectively.

(b) On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all (i) documented out-of-pocket fees and disbursements of the Company incurred in connection with preparing and filing the Registration Statement and the receipt of stock exchange approval in connection with the listing of the Acquiror Common Stock that is the Merger Consideration; (ii) filing fees in connection with any antitrust or other governmental approvals with respect to the Transactions; (iii) Tail Insurance premiums; and (iv) the NASDAQ initial listing fee; (collectively, the “Outstanding Company Expenses”).

(c) On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all reasonable, documented out-of-pocket fees and disbursements of Acquiror or Merger Sub for outside counsel and fees and expenses of Acquiror or Merger Sub or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Acquiror or Merger Sub incurred in connection with the Transactions (collectively, the “Outstanding Acquiror Expenses”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01 Organization, Standing and Corporate Power. The Company is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite legal entity power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Material Adverse Effect. The Company Organizational Documents that have been made available to Acquiror are true, correct and complete and are in effect as of the date of the Agreement and the Company is not in default under or in violation of any provision thereunder.

4.02 Corporate Authority; Approval; Non-Contravention.

(a) The Company has all requisite corporate or other legal entity power and authority, and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations under this

Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of the Company, and no other corporate actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Company Stockholder Approvals. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity (the “Enforceability Exceptions”)).

(b) The execution, delivery and, subject to receipt of the Company Stockholder Approvals, performance of this Agreement and the Ancillary Agreements to which the Company is a party, and the consummation of the Transactions, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Company Organizational Documents or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default or change of control under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Affiliates pursuant to, any Material Contract to which the Company or any of its Affiliates is a party or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.02(a), under any Law to which the Company or any of its Affiliates is subject (except Laws that are applicable due to the Company’s business, or the Contracts or licenses of the Company), except (in the case of clause (ii) above) for such violations, breaches, defaults or changes of control which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) The Company Support Agreement executed and delivered contemporaneously with the execution and delivery of this Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by the other parties, is a legal, valid and binding obligation of the Company and, to the Knowledge of the Company, the Company Stockholder party thereto, enforceable against the Company and the Company Stockholder in accordance with its terms (subject to the Enforceability Exceptions). As of the date of this Agreement, the Company Stockholder party to the Company Support Agreement holds Company Common Stock representing the voting power sufficient to obtain the Company Stockholder Approvals.

4.03 Governmental Approvals. No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions, except for (i) the pre-merger notification requirements under the HSR Act, (ii) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii)  the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

4.04 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 5,000 shares of Company Common Stock, of which 500 shares Company Common Stock were outstanding as of the close of business on the Business Day immediately prior to the date hereof. Set forth on Schedule 4.04 is a true, correct and complete list of each holder of issued and outstanding capital stock or other equity securities (including notes and other securities convertible into equity securities) of the Company and the number of shares or other equity interests held by each such holder as of the date hereof. Each of the outstanding shares of capital stock of the Company

(i) is duly authorized, validly issued, fully paid and nonassessable, (ii) was issued in compliance in all material respects with applicable Laws, (iii) was not issued in breach or violation of any preemptive rights or Contract to which the Company is a party, and (iv) is owned free and clear of any Lien imposed by or resulting from any Contract to which the Company is party (other than the Company Organizational Documents and Contracts that have been provided to Acquiror that set forth the Company Stockholder’s obligations to the Company).

(b) Except as set forth on Schedule 4.04, there are no other outstanding equity interest in the Company, including any warrants, options, calls, pre-emptive rights, subscriptions, “phantom” stock rights or other rights, agreements, arrangements, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which the Company is obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any equity securities of the Company

(c) The Company has no equity interest in, nor has it agreed to acquire, any share capital or other equity security of any other company (wherever incorporated).

4.05 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other Person and is not a participant in any joint venture, partnership or similar arrangement.

4.06 Financial Statements; Internal Controls.

(a) The audited statements of financial position, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows of the Company for the Audited Period (the “Audited Financial Statements”), were prepared and audited in accordance with the standards, principles and practices specified therein and, subject thereto, in accordance with GAAP, the standards of the Public Company Accounting Oversight Board and applicable Law as at the Balance Sheet Date, except as otherwise noted therein. Prior to the date hereof, true, complete and correct copies of the Audited Financial Statements, and the accompanying independent auditors’ reports, as applicable, have been made available to Acquiror.

(b) The Audited Financial Statements were derived from the books and records of the Company and prepared in accordance with GAAP, except as may be indicated in the notes thereto. The Audited Financial Statements fairly present in all material respects the assets, liabilities, cash flow and financial condition and results of operations of the Company as of the times and for the periods referred to therein. Since the Balance Sheet Date, the Company has not made any material change in the accounting practices or policies applied in the preparation of the Audited Financial Statements, except as required by applicable Law or GAAP.

(c) The Company maintains a system of accounting and internal controls designed to provide reasonable assurances regarding the reliability of the financial reporting and the preparation of the financial statements of the Company in accordance in all material respects with GAAP. Since January 31, 2021, the Company (including the Company’s personnel and independent accountants who participated in the preparation or review of financial statements or the internal accounting controls employed by the Company) have not identified nor been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves management of the Company or any personnel involved in financial reporting or (iii) any written claim or allegation regarding any of the foregoing. The Audited Financial Statements, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.02, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

4.07 Compliance with Laws.

(a) The Company is, and since January 31, 2021 has been, operating in all material respects in a manner that is customary for businesses similar to the Company’s business. The Company is conducting and, since January 31, 2021, has conducted its business in material compliance with all Laws applicable to it and the Company’s business, properties or other assets.

(b) There is, and since January 31, 2021 there has been no, Action by or against the Company, or any Person for whose acts or defaults the Company may be vicariously liable is pending or threatened in writing, nor has any Governmental Authority indicated in writing to the Company an intention to conduct the same.

(c) Since January 31, 2021, the Company has not received any written notice or other communication (official or otherwise) from any Governmental Authority (i) with respect to an alleged, actual or potential violation and/or failure to comply, in any material respect, with any such applicable Law or (ii) requiring the Company to take or omit any action to ensure compliance with any such applicable Law.

(d) The Company possesses all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the ownership and use of the assets of the Company and the operation of the Company’s business as currently conducted (the “Company Permits”), except where the failure to possess the same has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such Company Permits are valid and in full force and effect, and there are no lawsuits or other proceedings pending or threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse material modification thereof. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company is not in default, and, to the Knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default, under the Company Permits.

4.08 Absence of Certain Changes or Events. Since the Balance Sheet Date and except as expressly required by this Agreement, (a) the Company has conducted its business in all material respects in the ordinary course of business, (b) the Company has not entered into any material transactions outside the ordinary course of business, (c) no action has been taken by the Company that would require consent under Section 6.01 if such action were taken after signing of this Agreement and prior to Closing (other than for any such actions for which such consent has been received in accordance with Section 6.01) and (d) there has not been any change, effect, event, circumstance, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.09 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the Audited Financial Statements, (b) for liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) as expressly permitted or contemplated by this Agreement or otherwise incurred in connection with the Transactions, (d) as disclosed on Schedule 4.09, (e) contingent liabilities under executory contracts and (f) for liabilities that have been discharged or paid in full in the ordinary course of business, as of the date hereof, the Company does not have any material liabilities of any nature, whether accrued, contingent or otherwise.

4.10 Information Supplied. The information supplied in writing by the Company for inclusion in the Registration Statement and the Proxy Statement will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act and (b) in the case of the Proxy Statement, as of the date the Proxy Statement is first mailed to the Acquiror Stockholders and at the time of any meeting of the Acquiror Stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty or covenant with respect to: (a) statements made or incorporated by reference therein in any of the foregoing documents based on information supplied by Acquiror for inclusion therein or (b) any projections or forecasts or forward looking statements included in the Registration Statement or Proxy Statement.

4.11 Litigation.

(a) Neither the Company nor, to the Knowledge of the Company, any of its officers, directors, agents or employees, in their capacities as such, is the subject of or engaged in any material Action or other dispute resolution process before a third party unrelated to the dispute, whether as claimant, defendant or otherwise, and no such Action or dispute resolution process is pending or threatened in writing on the date hereof, in each case, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, the Company is not, nor to the Knowledge of the Company is any of its officers, directors, agents or employees, in their capacities as such, subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any material Actions.

(b) The Company is not a party to or subject to the provisions of any outstanding Governmental Order (except if generally applicable without the Company being named therein) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.12 Contracts.

(a) Schedule 4.12(a) sets forth a true and complete list as of the date hereof, of the following Contracts that are effective as of the date hereof and to which the Company is a party or is bound, excluding any Ancillary Agreements (all such Contracts set forth on Schedule 4.12(a), or which are required to be so disclosed, the “Material Contracts”):

(i) all such Contracts with a supplier of the Company with a total annual payment or financial commitment exceeding $2,500,000 on an annual basis;

(ii) all such Contracts with third party manufacturers and suppliers for the manufacture and supply of products providing for minimum order quantities, minimum purchase requirements or exclusive supply, manufacturing or purchase requirements with a total annual payment or financial commitment exceeding $2,500,000 on an annual basis;

(iii) all such Contracts with (or with obligations of the Company to) a Related Party;

(iv) all such Contracts that contain any covenant materially limiting or prohibiting the right of the Company (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services, (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing or (D) to employ, hire or enter into a consultancy agreement with any person or entity, in each case other than provisions of non-solicitation in the ordinary course in agreements with suppliers and customers;

(v) any partnership, joint venture or other similar agreement or arrangement providing for the formation, creation, operation, management or control of any partnership or joint venture with a third party to which the Company is a party, other than bona fide customer-supplier relationships or a trade association;

(vi) all such contracts or agreements with any employee, officer, director or other individual service provider that (A) provide for annual compensation in excess of $250,000 or (B) are not terminable by the Company on no more than thirty (30) days’ notice and without liability or financial obligation to the Company; and

(vii) all such material Contracts pursuant to which the Company grants or is granted a license to, or other rights under, any Intellectual Property, excluding any (A) “shrink-wrap”, “click-through” and “off-the-shelf” agreements involving an annual or payment of less than $1,000,000, (B) open source licenses and (C) agreements with customers/clients entered into in the ordinary course of business.

(b) The Company (i) is not, nor has it received written notice that any other party to any Material Contract is, in material violation or material breach of or material default (immediately or upon notice or lapse of time) under or (ii) has not waived or failed to enforce any material rights or material benefits under any Material Contract to which it is a party or any of its properties or other assets is subject. No Material Contract is the subject of a notice to terminate, except for any expiration of the term of a Material Contract following the date of this Agreement in accordance with its terms. Each Material Contract is in full force and effect and, subject to the Enforceability Exceptions, is legal, valid and binding on the Company, and, to the Knowledge of the Company, each other party thereto, except as would not be material and adverse to the Company. There is no default under any such Material Contracts by the Company, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company, or, to the Knowledge of the Company, any other party thereto, in each case, except as would be material and adverse to the Company.

4.13 Employment Matters.

(a) Except as set forth on Schedule 4.13(a), (i) the Company is not a party to or bound by any collective bargaining agreement (including agreements with works councils and trade unions and side letters), and no employees of the Company are represented by any labor union, works council, or other labor organization with respect to their employment; (ii) in the past three (3) years, no labor union, works council, other labor organization, or group of employees of the Company has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iii) to the Knowledge of the Company, in the past three (3) years, there have been no actual or threatened organizing activities with respect to any employees of the Company, and no such activities are currently pending or, to the Knowledge of the Company, threatened; (iv) in the past three (3) years, there has been no actual or, to the Knowledge of the Company, threatened strike, lockout, work stoppage, slowdown, picketing, hand billing, unfair labor practice charge, material labor grievance, material labor arbitration or other material labor dispute against or affecting the Company, and no such dispute is currently pending or to the Knowledge of the Company, threatened; and (v) with respect to the Transactions, the Company has satisfied all notice, bargaining, consent, consultation or other obligations to its employees and employees’ representatives under applicable Law and any CBA.

(b) The Company is not a party to or bound by any Benefit Plan.

(c) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in combination with the occurrence of any other event, would be reasonably likely to result in (i) any material payment or benefit becoming due to, or a material increase in, or acceleration of the timing of payment, funding or vesting of, the compensation or benefits of, any current or former employee, officer, director or other individual service provider of the Company; or (ii) the receipt (whether in cash, property or the vesting of property) by any “disqualified individual” or any “parachute payment” (as such terms are defined in Section 280G of the Code).

(d) Except as would not result in material liability for the Company: the Company has fully and timely paid all (i) wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that has come due and payable to its current or former employees and independent contractors under applicable Laws, Contract or Company policy, and (ii) fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

4.14 Taxes.

(a) The Company has timely filed with the appropriate Tax Authority, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects. The Company has timely paid all material amounts of Taxes due and payable (whether or not shown on any Tax Return).

(b) The Company has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) timely remitted such amounts required to have been remitted to the appropriate Tax Authority.

(c) The unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Audited Financial Statements (rather than in any notes thereto). No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Tax Authority against the Company that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith for which adequate reserves have been established in accordance with GAAP. There is no material Tax audit or other examination of the Company presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes or Tax Returns of the Company which would be effective after the Closing.

(d) The Company is not and has not been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group the common parent of which was the Company), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(e) The Company does not have any liability for Taxes of any other Person (other than any such Tax group the common parent of which is the Company) as a result of Treasury Regulations Section 1.1502-6, as a transferee or successor, or by operation of Law.

(f) The Company will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount or deferred revenue received on or prior to the Closing Date outside of the ordinary course of business.

(g) The Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(h) The Company has not taken any action, nor to the Knowledge of the Company are there any facts or circumstances, that would reasonably be expected to prevent the Merger and PIPE Subscriptions, taken together, from qualifying for the Intended Tax Treatment.

4.15 Intellectual Property.

(a) Schedule 4.15(a) contains a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications and (iii) copyright registrations, in each case that are owned by the Company (collectively, “Registered IP”), indicating for each item, as applicable, the registration or application number, the applicable filing jurisdiction and the date of filing or issuance. To the Knowledge of the Company, the Registered IP is subsisting and, excluding any Registered IP which is the subject of an application for registration or issuance, is valid and enforceable, in each case, except as would not be material and adverse to the Company.

(b) To the Knowledge of the Company: (i) the operation of the business of the Company as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since January 31, 2021, has not infringed, misappropriated, diluted or otherwise violated, any third-party Intellectual Property and (ii) no third party infringes, misappropriates, dilutes or otherwise violates on the date of this Agreement, and no third party has infringed, misappropriated, diluted or otherwise violated since January 31, 2021, any Intellectual Property owned by the Company, in each case, except as would not be material and adverse to the Company.

(c) As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened (including “cease and desist” letters or invitations to take a license) against the Company (i) challenging the ownership, validity, registrability, patentability, or enforceability of the Intellectual Property owned by the Company (excluding office actions and similar ex-parte proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property) or (ii) asserting that the Company has infringed, misappropriated, diluted or otherwise violated any third-party Intellectual Property since January 31, 2021, in each case, except as would not be material and adverse to the Company.

(d) To the Knowledge of the Company, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of the Company, who have contributed to or participated in the conception and development of material Intellectual Property for the Company have entered into valid and binding proprietary rights agreements vesting ownership of such Intellectual Property in the Company.

4.16 Data Protection.

(a) Since January 31, 2021, the Company (i) has been in compliance in all material respects with all Privacy Laws and (ii) has not been subject to any regulatory audits or investigations by any Governmental Authority relating to Privacy Laws. The Company has taken commercially reasonable steps to ensure that all Personal Information is protected in all material respects against loss and against unauthorized access, use, modification, disclosure or other use or misuse. To the Knowledge of the Company, since January 31, 2021, there has been no loss, theft or unauthorized access to or misuse of any Personal Information, in each case, that has resulted in, or is reasonably likely to result in, material liability to the Company.

(b) The Company has not received any written requests, complaints or objections to its collection or use of Personal Information from any data protection authority or third party (including data subjects) that remains unresolved. To the Knowledge of the Company, no individual has been awarded compensation from the Company under any Privacy Laws, and no written claim for such compensation is outstanding.

(c) The Company does not sell, rent or otherwise make available to any Person any Personal Information, except in a manner that complies in all material respects with the applicable Privacy Laws. The execution, delivery and performance of this Agreement and the transactions contemplated herein comply, and will comply, in all material respects, with all Privacy Laws and other contractual commitments related to the privacy and security of Personal Information to which the Company is bound.

4.17 Information Technology.

(a) The IT Systems: (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company for the operation of its business as currently conducted and (ii) to the Knowledge of the Company, are free from bugs and other defects, in each case, except as would not be material and adverse to the Company.

(b) To the Knowledge of the Company, since January 31, 2021, there has been no security breach or unauthorized access to the IT Systems, which resulted in the unauthorized use, misappropriation, modification, encryption, corruption, disclosure, or transfer of any information or data contained therein, in each case, that has resulted in, or is reasonably likely to result in, material liability to the Company.

4.18 Real Property.

(a) The Company does not own or lease any real property.

4.19 Corrupt Practices; Sanctions.

(a) Since January 31, 2021, to the Knowledge of the Company, neither the Company nor any of its Representatives have directly or indirectly paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation in any material respect any Anti-Corruption Laws. The Company (x) has instituted policies and procedures designed to ensure compliance with the Anti-Corruption Laws and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company operates and (y) has maintained such policies and procedures in force. To the Knowledge of the Company, no Government Official nor any of his or her immediate family members is an officer or director or owns any securities of the Company.

(b) Since January 31, 2021, neither the Company nor, to the Knowledge of the Company, any of its Representatives, has, or is presently or has agreed to become, engaged in any conduct that violates in any material respect any applicable Anti-Corruption Laws.

(c) Since January 31, 2021, to the Knowledge of the Company, the Company is not conducting and has not conducted, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or for the direct or indirect benefit of or on behalf of any Sanctioned Person, nor otherwise violated any applicable Sanction or Ex-Im Law.

4.20 Competition and Trade Regulation.

(a) Since January 31, 2021, the Company has been and currently is in compliance with relevant sanctions and export control Laws and regulations in jurisdictions in which the Company does business or to which the Company is otherwise subject, including the United States International Traffic in Arms Regulations, the Export Administration Regulations and United States sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control, except as would not be material and adverse to the Company. The Company also has policies and procedures in place designed to ensure compliance with the applicable trade sanctions Laws and are following such policies and procedures in all material respects.

(b) The Company is in compliance with all applicable Antitrust Laws in all material respects. The Company is not nor has it been a party to or is or has been concerned in any agreement or arrangement with a Governmental Authority under any anti-trust, competition or similar legislation in any jurisdiction in which the Company has assets or carries or intends to carry on business or where its activities may have an effect.

4.21 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) the Company is, and since January 31, 2021 has been, in compliance in all material respects with all Environmental Laws and, without limiting the foregoing, all Company Permits required under Environmental Laws in connection with the operation of the Company’s business, which Company Permits have been obtained by the Company and are current and valid;

(b) there are no Actions pending, or to the Knowledge of the Company, threatened, against the Company, nor has the Company received any written notification of, nor, to the Knowledge of the Company, is the Company otherwise responsible for any material violation of or material liability under, Environmental Laws, including for the contamination of or manufacture, generation, storage, disposal, release or threatened release at any location by, or exposure of any Person to, any Hazardous Material; and

(c) there have been no known releases of any Hazardous Material at the current or former Company Properties in quantities that could trigger the need for investigation and/or remediation costs pursuant to Environmental Laws.

4.22 Brokers. No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 4.22, the fees and expenses of which will be paid by the Company pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

4.23 Affiliate Agreements. Except as set forth on Schedule 4.23, the Company is not a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of the Company, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of Acquiror, Merger Sub or the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.

4.24 No Other Representations or Warranties. The representations and warranties made by the Company in this Article IV are the exclusive representations and warranties made by the Company, its Affiliates and their respective Representatives. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, to the accuracy or completeness of any information regarding the Company available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. For the avoidance of doubt, the Company, its Affiliate and each of their respective Representative has not made and does not make any express or implied representation or warranty, either written or oral, with respect to the Company. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to the other parties hereto, and shall have no liability in respect of, (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company or (b) any oral or, except for the representations and warranties expressly made by the Company in this Article IV, written information made available to the other parties hereto in the course of their evaluation of the Company and the negotiation of this Agreement or in the course of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF ACQUIROR AND MERGER SUB

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the Acquiror SEC Reports filed or furnished by Acquiror on or after June 24, 2020 (excluding (x) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), each of Acquiror and Merger Sub represents and warrants to the Company as follows:

5.01 Organization, Standing and Corporate Power.

(a) Acquiror is an entity duly incorporated, validly existing and in good standing under the DGCL, and has all requisite legal entity power and authority to carry on its business as now being conducted. Acquiror is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Acquiror to consummate the Transactions or be material and adverse to Acquiror.

(b) Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

5.02 Corporate Authority; Approval; Non-Contravention.

(a) Each of Acquiror and Merger Sub has all requisite corporate or other legal entity power and authority, and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby and the adoption of this Agreement by Acquiror as the sole stockholder of Merger Sub, to consummate the Transactions. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of Acquiror and Merger Sub, and no other corporate or other actions on the part of Acquiror or Merger Sub are necessary to authorize the execution and delivery by Acquiror or Merger Sub of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Acquiror Stockholder Approvals and the adoption of this Agreement by Acquiror as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and, assuming due authorization, execution and delivery hereof by the other parties, is a legal, valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms (subject to the Enforceability Exceptions).

(b) The execution, delivery, and performance of this Agreement and the Ancillary Agreements to which Acquiror and/or Merger Sub is a party, and the consummation of the Transactions, and (in the case of Acquiror) subject to receipt of the Acquiror Stockholder Approvals, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Acquiror Organizational Documents or any organizational documents of Merger Sub or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Acquiror, Merger Sub or any of their Affiliates pursuant to, any Contract to which Acquiror, Merger Sub or any of their Affiliates is a party or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.02(a), under any Law to which Acquiror, Merger Sub or any of their Affiliates is subject, except (in the case of clause (ii) above) for such violations, breaches or defaults which has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(c) The Acquiror Support Agreement executed and delivered contemporaneously with the execution and delivery of this Agreement has been duly executed and delivered by Acquiror and, assuming due authorization, execution and delivery thereof by the other parties, is a legal, valid and binding obligation of Acquiror and, to the Knowledge of Acquiror, the other parties thereto, enforceable against Acquiror and the other parties thereto in accordance with its terms (subject to the Enforceability Exceptions).

5.03 Litigation.

(a) Neither Acquiror nor, to the Knowledge of Acquiror, any of its officers, in their capacities as such, is the subject of or engaged in any material Action before a Governmental Authority, arbitration or other dispute resolution process before a third party unrelated to the dispute, whether as claimant, defendant or otherwise, and no such litigation, arbitration or dispute resolution process is pending or threatened in writing on the date hereof, in each case, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions. As of the date hereof, Acquiror is not, nor to the Knowledge of Acquiror is any of its officers, in their capacities as such, subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any material disputes or material claims.

(b) As of the date of this Agreement, neither Acquiror nor Merger Sub is a party to or subject to the provisions of any outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority (except if generally applicable without Acquiror or Merger Sub being named therein) that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.04 Compliance with Laws. Acquiror and Merger Sub are, and since their respective dates of incorporation, have been, operating in all material respects in a manner that is customary for businesses similar to Acquiror and Merger Sub, and each of Acquiror and Merger Sub is conducting and, since their respective dates of incorporation, has conducted its business in material compliance with all Laws.

5.05 Employee Benefit Plans. Except as may be contemplated by the Acquiror Equity Plan Proposal, neither Acquiror nor Merger Sub maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any Benefit Plan with respect to which Acquiror, Merger Sub or any of their respective Affiliates have any remaining obligations or liabilities and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director, officer or employee of Acquiror or Merger Sub, or (ii) result in the acceleration, vesting or creation of any rights of any stockholder, director, officer or employee of Acquiror or Merger Sub to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

5.06 Financial Ability; Trust Account.

(a) As of the date hereof, there is at least one hundred and seventy million dollars ($170,000,000) invested in a trust account at JPMorgan Chase Bank, N.A (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 19, 2020, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the Knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the Knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. To the Knowledge of Acquiror, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus dated October 19, 2020, as amended. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the Knowledge of Acquiror, threatened with respect to the Trust Account. Since October 19, 2020, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder and solely to the extent receipt of any such amount is for an Acquiror Share Redemption.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

(c) As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.07 Taxes.

(a) Each of Acquiror and Merger Sub has timely filed with the appropriate Tax Authority, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects. Each of Acquiror and Merger Sub has timely paid all material amounts of Taxes (whether or not shown on any Tax Return).

(b) Each of Acquiror and Merger Sub has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) timely remitted such amounts required to have been remitted to the appropriate Tax Authority.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Tax Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith for which adequate reserves have been established in accordance with GAAP. There is no material Tax audit or other examination of Acquiror or Merger Sub presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes or Tax Returns of Acquiror or Merger Sub which would be effective after the Closing.

(d) Neither Acquiror nor Merger Sub is or has been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group the common parent of which was Acquiror or Merger Sub, as applicable), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(e) Neither Acquiror nor Merger Sub has any liability for Taxes of any other Person (other than any such Tax group the common parent of which is Acquiror or Merger Sub, as applicable) as a result of Treasury Regulations Section 1.1502-6, as a transferee or successor, or by operation of Law.

(f) Neither Acquiror nor Merger Sub will be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount or deferred revenue received on or prior to the Closing Date outside of the ordinary course of business.

(g) Neither Acquiror nor Merger Sub has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(h) Neither Acquiror nor Merger Sub have taken any action, nor to the knowledge of Acquiror or Merger Sub are there any facts or circumstances, that would reasonably be expected to prevent the Merger and PIPE Subscriptions, taken together, from qualifying for the Intended Tax Treatment.

5.08 Brokers. No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 5.08, the fees and expenses of which will be paid by Acquiror or Merger Sub pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror, Merger Sub or any of their Affiliates.

5.09 Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a) Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since October 19, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c) Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f) To the Knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the Knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.10 Business Activities; Absence of Changes.

(a) Since January 31, 2021, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b) Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03), (ii) as set forth on Schedule 5.10(c) and (iii) with respect to fees and expenses of Acquiror’s legal, financial and other advisors, Acquiror is not party to any Contract with any other Person that would require payments by Acquiror in excess of $500,000 in the aggregate with respect to any individual Contract or when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03) and Contracts set forth on Schedule 5.10(c)).

(d) There is no liability, debt or obligation against Acquiror or Merger Sub, except for liabilities and obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the financial year ended December 31, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and Merger Sub, taken as a whole), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the financial year December 31, 2020 in the ordinary course of the operation of business of Acquiror and Merger Sub (other than any such liabilities as are not and would not be, in the aggregate, material to Acquiror and Merger Sub, taken as a whole) or (iii) disclosed in Schedule 5.10(d).

(e) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.

(f) Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g) Merger Sub was formed solely for the purpose of effecting the Merger, has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h) (i) Since the date of Acquiror’s incorporation, there has not been any change, development, condition, occurrence, event or effect relating to Acquiror or Merger Sub that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions and (ii) from October 19, 2020 through the date of this Agreement, Acquiror and Merger Sub have not taken any action that would require the consent of the Company pursuant to Section 7.03 if such action had been taken after the date hereof.

5.11 Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement.

5.12 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates and any of its and their respective directors, officers, employees, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, partners, members, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV or any certificate delivered in accordance with Section 9.02(b), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company, and each of Acquiror and Merger Sub, on its own behalf and on behalf of their Affiliates and its and their directors, officers, employees, partnership, members or representatives, disclaim reliance on any representations and warranties, express or implied, other than those expressly given by the Company in Article IV or any certificate delivered in accordance with Section 9.02(b). Without limiting the generality of the foregoing, it is understood that any cost or other estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement or any certificate delivered in accordance with Section 9.02(b). Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV or any certificate delivered in accordance with Section 9.02(b), with all faults and without any other representation or warranty of any nature whatsoever.

5.13 Capitalization.

(a) The authorized capital stock of Acquiror consists of (i) 100,000,000 of Acquiror Common Stock, of which (A) 21,478,000 shares of Acquiror Common Stock are issued and outstanding as of the date of this Agreement and (B) 8,614,000 Acquiror Warrants are issued and outstanding as of the date of this Agreement, (ii) 1,000,000 shares of Acquiror Preferred Stock, par value $0.001, none of which are issued and outstanding. All of the issued and outstanding shares of Acquiror Common Stock and Acquiror Warrants (w) have been duly authorized and validly issued and are fully paid and nonassessable, (x) were issued in compliance in all material respects with applicable Law, (y) were not issued in breach or violation of any preemptive rights or Contract and (z) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Common Stock held by the Sponsor.

(b) Except for this Agreement, the Acquiror Warrants, the Acquiror preferred shares and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror Stockholders may vote. Except as disclosed in the Acquiror SEC Reports, there are no registration rights, and Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement, rights plan, anti-takeover plan or similar agreements relating to Acquiror Common Stock or any other equity interests of Acquiror. Other than Merger Sub, Acquiror does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements that have not been or will not be waived on or prior to the Closing Date.

(c) As of the date hereof, the authorized share capital of Merger Sub consists of 5,000,000 shares of common stock, par value $0.0001 per share, of which 100 shares are issued and outstanding and beneficially held (and held of record) by Acquiror as of the date of this Agreement.

(d) Subject to approval of the Proposals, the shares of Acquiror Common Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Acquiror and will be capable of effectively vesting in the Company Stockholder title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

5.14 NASDAQ Stock Market Quotation. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “GWAC”. Acquiror is in compliance in all material respects with the rules of NASDAQ and there is no action or proceeding pending or, to the Knowledge of Acquiror, threatened against Acquiror by NASDAQ, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or terminate the listing of Acquiror Common Stock on NASDAQ. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

5.15 Contracts; No Defaults.

(a) The Acquiror SEC Reports disclose every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement and the Subscription Agreements) to which, as of the date of this Agreement, Acquiror or Merger Sub is a party or by which any of their respective assets are bound (the “Acquiror Material Contracts”). True, correct and complete copies of the Acquiror Material Contracts have been delivered to or made available to the Company or its agents or representatives.

(b) Neither Acquiror nor Merger Sub is, nor has it received written notice that any other party to any such Acquiror Material Contract is, in material violation or material breach of or material default (immediately or upon notice or lapse of time) under any such Acquiror Material Contract to which it is a party or any of its properties or other assets is subject. No such Acquiror Material Contract is the subject of a notice to terminate, except for any expiration of the term of such Contract following the date of this Agreement in accordance with its terms. Each Acquiror Material Contract is in full force and effect and, subject to the Enforceability Exceptions, is legal, valid and binding on Acquiror or Merger Sub, as applicable, and, to the Knowledge of Acquiror, each other party thereto, except as would not be material and adverse to Acquiror and Merger Sub, taken as a whole. There is no default under any such Acquiror Material Contract by Acquiror or Merger Sub, or, to the Knowledge of Acquiror, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Acquiror or Merger Sub, or, to the Knowledge of Acquiror, any other party thereto, in each case, except as would be material and adverse to Acquiror and Merger Sub, taken as a whole.

5.16 Title to Property. Except as set forth on Schedule 5.16, neither the Acquiror nor Merger Sub (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.17 Investment Company Act. Neither the Acquiror nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940.

5.18 Affiliate Agreements. Except as set forth on Schedule 5.18, neither of the Acquiror nor Merger Sub is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of either of the Acquiror or Merger Sub, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of Acquiror or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”).

5.19 Corrupt Practices.

(a) Since their respective dates of incorporation, to the Knowledge of Acquiror, neither Acquiror nor Merger Sub, nor any of their respective Representatives, have directly or indirectly paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation in any material respect any Anti-Corruption Laws. Acquiror (x) has instituted policies and procedures designed to ensure compliance with the Anti-Corruption Laws and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which Acquiror operates and (y) has maintained such policies and procedures in force. To the Knowledge of Acquiror, no Government Official nor any of his or her immediate family members is an officer or director or owns any securities of Acquiror.

(b) Since their respective dates of incorporation, neither Acquiror nor Merger Sub nor, to the Knowledge of Acquiror, any of their respective Representatives, has, or is presently or has agreed to become, engaged in any conduct that violates in any material respect any applicable Anti-Corruption Laws.

(c) Since their respective dates of incorporation, to the Knowledge of Acquiror, neither Acquiror nor Merger Sub is conducting and has not conducted, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or for the direct or indirect benefit of or on behalf of any Sanctioned Person, nor otherwise violated any applicable Sanction or Ex-Im Law.

5.20 Takeover Statutes. Acquiror has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL will be inapplicable to this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the Merger Consideration. As of the date hereof and through the Effective Time, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar Law applies with respect to Acquiror or Merger Sub in connection with this Agreement, the Merger, the issuance of the Merger Consideration or any of the other transactions contemplated hereby. As of the date hereof and through the Effective Time, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which Acquiror or Merger Sub is subject, party or otherwise bound.

5.21 PIPE Investment Amount; Subscription Agreements. Acquiror has delivered to the Company true, correct and complete copies of each of the fully executed Subscription Agreements pursuant to which the Subscribers have committed, subject to the terms and conditions therein, to purchase 42,500,000 shares of Acquiror Common Stock in the aggregate for consideration, comprising payments of cash and a benefit-in-kind commitment (such benefit-in-kind as may be provided from time to time), of an aggregate value equal to four hundred and twenty-five million dollars ($425,000,000) (the “PIPE Investment Amount”). Each of the Subscription Agreements is in full force and effect and is legal, valid and binding upon Acquiror and, to the Knowledge of Acquiror, the Subscribers, enforceable in accordance with its terms. None of the Subscription Agreements has been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the Knowledge of Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by the Subscriber in any respect. As of the date hereof, there are no side letters or Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements. Acquiror has, and to the Knowledge of Acquiror, the Subscriber has, complied with all of its obligations under the Subscription Agreements. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements, other than as expressly set forth in the Subscription Agreements. To the Knowledge of Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or the Subscribers, (ii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or the Subscriber or (iii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied result in any portion of the amounts to be paid by the Subscribers in accordance with the Subscription Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

5.22 Tail Insurance. From and for a period of six (6) years following the Closing, the Acquiror and its subsidiaries shall not amend, repeal or modify any provision in the governing documents of the Acquiror and its subsidiaries relating to the exculpation, indemnification or advancement of expenses of any individuals who served as a director, manager or officer of any member of the Acquiror, Merger Sub or the Company (or any predecessor-in-interest thereof) at any time prior to the Closing (each, a “D&O Indemnified Person”) in a manner that would reasonably be expected to materially and adversely affect the right of any D&O Indemnified Person to be indemnified, to the fullest extent permitted under applicable Law, the governing documents of the Acquiror, or as otherwise agreed by contract with such D&O Indemnified Person as they existed prior to the Closing against any costs or expenses (including reasonable out-of-pocket attorneys’ fees and expenses of investigation, defense and ongoing monitoring), judgments, penalties, fines, losses, charges, demands, actions, suits, proceedings, settlements, assessments, deficiencies, Taxes, interest, obligations, damages, liabilities or amounts paid in settlement incurred in connection with any claim, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing to the extent relating to the fact that the D&O Indemnified Person was a manager or officer of the Company, whether asserted or claimed prior to, at or after the Closing.

5.23 Insurance. The Acquiror shall obtain all material and customary insurance policies including, fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance, to be bound and effective as of the Closing.

5.24 No Other Representations or Warranties. The representations and warranties made by Acquiror and Merger Sub in this Article V are the exclusive representations and warranties made by Acquiror, Merger Sub, their Affiliates, and their respective Representatives. Except for the representations and warranties contained in this Article V, neither Acquiror nor Merger Sub, nor any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Acquiror or Merger Sub, to the accuracy or completeness of any information regarding Acquiror or Merger Sub available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. Without limiting the foregoing, neither Acquiror nor Merger Sub, nor any other Person, makes or has made any representation or warranty to the other parties hereto with respect to, and shall have no liability in respect of, (a) any financial projection, forecast, estimate, budget or prospect information relating to Acquiror or Merger Sub or (b) any oral or, except for the representations and warranties expressly made by Acquiror or Merger Sub in this Article V, written information made available to the other parties hereto in the course of their evaluation of Acquiror and Merger Sub and the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VI

COVENANTS OF THE COMPANY

6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course in all material respects, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company, and maintain the existing relations and goodwill of the Company with customers, suppliers, distributors and creditors of the Company and (iii) use commercially reasonable efforts to keep available the services of its present officers; provided, that, in the case of each of the preceding clauses (i)-(iii), during any period of full or partial suspension of operations related to COVID-19, the Company may, in connection with COVID-19, take such actions in good faith as are reasonably necessary (A) to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company or (B) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that the Company took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business, to resume conducting its business in the ordinary course of business in all material respects as soon as reasonably practicable. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not during the Interim Period:

(a) change or amend the certificate of incorporation, bylaws or other organizational documents of the Company;

(b) declare, make or pay any dividend or other distribution (whether in cash, equity or property, including any deemed distribution for Tax purposes) to stockholders of the Company or repurchase or redeem any Company Common Stock;

(c) create, allot, issue, redeem or repurchase or agree to create, allot, issue, redeem or repurchase any shares or other securities of whatsoever nature convertible into shares (or any option to subscribe for the same) of the Company, in each case outstanding as of the date hereof;

(d) enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Material Contract (or any Contract, that if existing on the date hereof, would be a Material Contract), to which the Company is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such Contracts in the ordinary course of business;

(e) enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Contract or other arrangement to which the Company, on one hand, and the

Company Stockholder or its Affiliate, on the other hand, are parties or by which they are bound or which is for the benefit of the Company Stockholder or its Affiliates, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such Contracts or arrangements in the ordinary course of business consistent;

(f) sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company (including Company Intellectual Property and Company Software), except for (i) dispositions of obsolete or worthless assets, (ii) sales of inventory in the ordinary course of business consistent with past practice and (iii) sales, abandonment, lapses of assets or items or materials (other than Owned Intellectual Property and Owned Company Software) in an amount not in excess of $2,500,000 in the aggregate, other than (A) as set forth on Schedule 6.01(e), (B) where the Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew any Registered IP, (C) Permitted Liens or (D) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice (including performance and warranty bonds for the benefit of customers) and that would not, individually or in the aggregate, reasonably be expected to be material to the Company;

(g) except as set forth on Schedule 6.01(f) or as otherwise required pursuant to applicable Law, (i) grant any material increase in compensation, benefits or severance to any current or former executive officer or director of the Company, except in connection with a promotion based on job performance or workplace requirements, (ii) except for immaterial changes to welfare benefit plans (other than severance arrangements) in connection with annual renewals in the ordinary course of business, adopt, enter into, amend, modify, or terminate any material Company Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company is a party or by which it is bound, (iii) grant or provide any severance or termination payments, deferred compensation, or transaction, retention or change in control payments or benefits to any current or former director, employee, officer or other individual service provider of the Company, except in connection with the promotion, hiring or firing (in each case, to the extent permitted by clause (iv)) of any employee in the ordinary course of business and consistent with past practice, (iv) hire, engage, terminate (without cause), furlough, or temporarily layoff any employee or independent contractor of the Company with annual base compensation in excess of $300,000 (excluding any COVID-19 Measures), (v) recognize or certify any labor union, works council, other labor organization or group of employees as the bargaining representative for any employees of the Company, (vi) implement or announce any employee layoffs, plant closings, reductions-in-force, furloughs, temporary layoffs, reduction in terms and conditions of employment, or other actions that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (excluding any COVID-19 Measures), or (vii) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former employee or independent contractor;

(h) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, other than such acquisitions and purchases that would not require financial statements of the acquired business to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the transactions contemplated by this Agreement);

(i) make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $10,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Acquiror prior to the date hereof;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except advances to employees or officers of the Company in the ordinary course of business and extended payment terms for customers in the ordinary course of business;

(k) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any material Tax Return in a manner inconsistent with past practices in any material respect, file any amendment to a material Tax Return, enter into any agreement with a Tax Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Tax Authority of or relating to any material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes if such extension or waiver would be in effect after the Closing, or incur any material liability for Taxes outside the ordinary course of business;

(l) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business or where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed $5,000,000 in the aggregate;

(m) incur, issue, assume, guarantee or otherwise become liable for any Indebtedness, or in any material respect, modify any Indebtedness, other than (A) borrowings in the ordinary course of business and (B) intercompany Indebtedness;

(n) enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement;

(o) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(p) voluntarily fail to maintain, cancel or materially change coverage under, in a manner detrimental to the Company, any insurance policy maintained with respect to the Company and their assets and properties; and

(q) enter into any agreement or undertaking to do any action prohibited under this Section 6.01.

6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company by third parties that may be in the Company’s possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (b) in the judgment of legal counsel (including in-house counsel) of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company is bound, the Company shall afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company, to all of its properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Company, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and that are in the possession of the Company as such Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company without the prior written consent of the Company. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.03 HSR Act and Regulatory Approvals. In connection with the transactions contemplated by this Agreement, the Company shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. The Company shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to Acquiror as promptly as reasonably practicable all information required for any application or other filing required to be made by Acquiror pursuant to any Antitrust Law. The Company shall (a) substantially comply with any Information or Document Requests and (b) request early termination of any waiting period under the HSR Act. The Company shall exercise its reasonable best efforts to (x) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (y) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (z) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted. The Company shall promptly notify Acquiror of any substantive communication with any Governmental Authority or third party with respect to the transactions contemplated by this Agreement, and furnish to Acquiror upon request copies of any notices or written communications received by the Company or any of its Affiliates with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed). The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel (including in-house counsel) of the Company, and to remove competitively sensitive material; provided, that the Company may, as it deems advisable and necessary, designate any materials provided to Acquiror under this Section 6.03 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company or any of its Affiliates to, and Acquiror and Merger Sub and Affiliates shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company or any of its Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or any of its Affiliates, or any interest therein.

6.04 No Claim Against the Trust Account. The Company acknowledges that Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Acquiror’s final prospectus, dated October 19, 2020 and other Acquiror SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that Acquiror’s sole assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of termination of this Agreement, another Business Combination, are or is not consummated by July 22, 2022 or such later date as approved by the stockholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the

Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 6.04 shall survive the termination of this Agreement for any reason.

6.05 Proxy Solicitation; Other Actions.

(a) The Company shall be available to, and the Company shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b) From and after the date on which the Registration Statement becomes effective under the Securities Act until the Closing Date, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or of any development regarding the Company, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.05 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.06 Non-Solicitation; Acquisition Proposals.

(a) From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company shall not, and shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;

(iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal;

(iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing.

The Company also agrees that immediately following the execution of this Agreement it shall, and shall use its reasonable best efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact in twelve (12) months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company. The Company shall promptly (and in any event within one (1) Business Day) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer. The Company shall promptly (and in any event within one (1) Business Day) keep Acquiror informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Company or its Representatives). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.06 by any of the Company’s Representatives acting on the Company’s behalf, shall be deemed to be a breach of this Section 6.06 by the Company.

(b) Notwithstanding anything to the contrary in Section 6.06(a) or Section 8.02(e), this Agreement shall not prevent the Company or the Company Board, prior to obtaining the Company Stockholder Approvals, from making a Company Change in Recommendation (only to the extent permitted by Section 6.06(c) or Section 6.06(d)).

(c) Notwithstanding anything in this Section 6.06 to the contrary, if, at any time prior to obtaining the Company Stockholder Approvals, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a material breach of Section 6.06(a), that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in this Section 6.06(c) would be inconsistent with its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Stockholder Approvals, make a Company Change in Recommendation. Notwithstanding the foregoing, the Company shall in no event be permitted to engage in the actions enumerated in clauses (i) through (v) of Section 6.06(a) or to terminate this Agreement in connection therewith and the Company shall otherwise remain subject to the terms of this Agreement, including the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Stockholder Approvals in accordance with Section 8.02(e).

(d) Notwithstanding anything in this Section 6.06 to the contrary, if, at any time prior to obtaining the Company Stockholder Approvals, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, in response to an Intervening Event, that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Stockholder Approvals, make a Company Change in Recommendation. Notwithstanding the foregoing, the Company shall in no event be permitted to terminate this Agreement due to the foregoing and the Company shall otherwise remain subject to the terms of this Agreement, including the Company’s obligation to solicit written consents from the Company Stockholder to give the Company Stockholder Approvals in accordance with Section 8.02(e).

(e) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company (based on the fair market value thereof, as determined in good faith by the Company Board), (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

(ii) “Superior Proposal” means a bona fide and written Acquisition Proposal made after the date hereof, that did not result from a material breach of Section 6.06(a), that the Company Board in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (solely in their capacity as such) than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated hereby (including any offer by Acquiror to amend the terms of this Agreement, termination or break-up fee and conditions to consummation); provided, that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20%” in such definition shall be deemed to be references to “80%”.

(iii) “Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal, Superior Proposal, any change generally affecting any of the industries or markets (including the capital and financial markets) in which the Company operates or the economy as a whole, and any event or change that is primarily attributable to the action(s) or inaction(s) of the Company) that materially affects the business, assets, operations or prospects of the Company and that was not known and was not reasonably foreseeable to the Company or the Company Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the Company Board as of the date hereof), and that becomes known to the Company or the Company Board after the date of this Agreement.

6.07 Company Lock-Up Agreement. At the Closing, the Company shall procure that the Company Stockholder shall enter into a Lock-Up Agreement with Acquiror in substantially the form attached as Exhibit N hereto (the “Company Lock-Up Agreement”).

6.08 Power Purchase Agreements.

(a) The Company shall, by the Closing Date have entered into legally binding agreements in respect of the procurement of power, each having definitive terms and conditions comporting in all material respects with the terms and conditions set forth in each of the Power Provider LOIs; or

(b) where in respect of any Power Provider LOI the Company shall not have executed a legally binding agreement by the Closing Date in accordance with 6.08(a), the Company shall have procured the megawatts represented by such Power Provider LOI in an equal or greater amount by or from (aa) any of the other Power Providers or (bb) an alternative regulated and U.S. located power provider, in each case through an executed and legally binding agreement on materially similar terms as the relevant Power Provider LOI, including as to megawatt availability, applicable timing on such availability, and price.

ARTICLE VII

COVENANTS OF ACQUIROR

7.01 HSR Act and Regulatory Approvals.

(a) In connection with the transactions contemplated by this Agreement, Acquiror shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Acquiror shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Company as promptly as reasonably practicable all information required for any application or other filing required to be made by the Company pursuant to any Antitrust Law. Acquiror shall substantially comply with any Information or Document Requests.

(b) Acquiror shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c) Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger; provided that notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate Acquiror to take any actions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect Acquiror’s or the Company’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Acquiror or the Company; and further provided, that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate Acquiror or any other Person to take any actions with respect to Acquiror’s Affiliates, the Sponsor, the Subscriber, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsor, the Subscriber or any portfolio company (as such this term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, Sponsor or of any such investment fund or investment vehicle.

(d) Acquiror shall promptly notify the Company of any substantive communication with, and furnish to the Company upon request copies of any notices or written communications received by, Acquiror or any of its Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed communications by Acquiror or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of the Company

(which consent shall not be unreasonably withheld, conditioned or delayed). Acquiror agrees to provide, to the extent permitted by the applicable Governmental Authority, the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of Acquiror, and to remove competitively sensitive material; provided, that Acquiror may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”

(e) Acquiror shall bear all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

(f) Acquiror shall not, and shall cause Merger Sub not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated hereby.

7.02 Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and its certificate of incorporation, bylaws and indemnification agreements in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws, and indemnification agreements, to the extent applicable, concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of its certificate of incorporation, bylaws, and indemnification agreements, to the extent applicable, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 7.02.

(b) For a period of six years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.02 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02. The obligations of Acquiror and the Surviving Company under this Section 7.02 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company without the consent of the affected Person.

7.03 Conduct of Acquiror During the Interim Period.

(a) During the Interim Period, Acquiror and Merger Sub shall, subject to Section 7.11, carry on their business in the ordinary course of business and in accordance with applicable Law. During the Interim Period, except as set forth on Schedule 7.03 or as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, Acquiror shall not and each shall not permit Merger Sub to:

(i) change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub;

(ii) (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Acquiror Common Stock required by the Offer or as otherwise required by Acquiror’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iii) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file or amend any material Tax Return in a manner inconsistent with past practices in any material respect, enter into any agreement with a Tax Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Tax Authority of or relating to any material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes if such extension or waiver would be in effect after the Closing, or incur any material liability for Taxes outside the ordinary course of business;

(iv) other than as set forth on Schedule 7.03(a)(iii), enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constitute an Acquiror Affiliate Agreement);

(v) enter into, or amend or modify any material term of (in a manner adverse to Acquiror or Merger Sub (including the Company)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 5.15(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.15(a)) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Acquiror or Merger Sub is a party or by which it is bound;

(vi) waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any material liability, other than in the ordinary course of business consistent with past practice;

(vii) incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(viii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (ii) the transactions contemplated by this Agreement (including the transactions contemplated by the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(ix) (A) adopt or amend any Benefit Plan, or enter into any employment contract or collective bargaining agreement other than the Acquiror Equity Incentive Plan or as otherwise contemplated by this Agreement, (B) hire any employee or any other individual to provide services to Acquiror or its Subsidiaries following Closing or (C) enter into any agreement to pay compensation to any of its officers or directors;

(x) (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror or Merger Sub (other than the transactions contemplated by this Agreement);

(xi) make any capital expenditures;

(xii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiii) enter into any new line of business outside of the business currently conducted by Acquiror and Merger Sub as of the date of this Agreement;

(xiv) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(xv) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Acquiror and Merger Sub and their assets and properties; or

(xvi) enter into any agreement or undertaking to do any action prohibited under this Section 7.03.

(b) During the Interim Period, Acquiror shall, and shall cause Merger Sub to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or Merger Sub may be a party.

7.04 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of Acquiror Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.06 and the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.05; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to Acquiror.

7.05 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or Merger Sub by third parties that may be in Acquiror’s or Merger Sub’s possession from time to time, and except for any information which in the opinion of legal counsel (including in-house counsel) of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or Merger Sub is bound, Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.06 Acquiror NASDAQ Listing.

(a) From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to be listed on, NASDAQ.

(b) Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions or otherwise reserved for issuance to be approved for listing on NASDAQ as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Closing Date.

7.07 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.08 Financing. Acquiror and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein, including using its reasonable efforts to enforce its rights under the Subscription Agreements to cause the Subscribers to pay to (or as directed by) Acquiror the applicable purchase price under each Subscriber’s applicable Subscription Agreement in accordance with its terms.

7.09 Additional Insurance Matters. Prior to the Closing, Acquiror shall obtain directors’ and officers’ liability insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of Acquiror and its Subsidiaries (including the directors and officers of the Company) at and after the Closing on terms customary for a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NASDAQ which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Acquiror and its Subsidiaries (including the Company).

7.10 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Acquiror shall take all actions necessary or appropriate to cause (a) the number of directors constituting the Acquiror Board to be seven (7) directors, (b) the individuals set forth on Schedule 7.10(b) to be elected as members of the Acquiror Board, effective as of the Closing and (c) the individuals set forth on Schedule 7.10(c) to be the executive officers of Acquiror effective as of the Closing. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 7.10, which indemnification agreements shall continue to be effective following the Closing.

7.11 Exclusivity. Acquiror agrees that immediately following the execution of this Agreement it shall, and shall use its reasonable best efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with Business Combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Business Combination. Acquiror shall promptly (and in any event within one (1) Business Day) notify, in writing, the Company of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Business Combination other than with the Company, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”). Acquiror shall promptly (and in any event within one (1) Business Day) keep the Company reasonably informed of any material developments with respect to any such Business Combination Proposal.

7.12 Management Incentive Package. Acquiror shall adopt the Acquiror Equity Incentive Plan, consistent with the terms attached as Exhibit K. The Company may propose further edits to the Acquiror Equity Incentive Plan based on recommendations from the Company’s compensation consultant and the Company Board, which, after consideration and approval by Acquiror, not to be unreasonably withheld or delayed, shall be incorporated into the Acquiror Equity Incentive Plan.

7.13 Named Sponsor Lock-Up Agreement. At the Closing, Acquiror shall enter into a Lock-Up Agreement with the Named Sponsors in substantially the form attached as Exhibit O hereto (the “Named Sponsor Lock-Up Agreement”).

ARTICLE VIII

JOINT COVENANTS

8.01 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and Acquiror shall cause Merger Sub to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to Material Contracts with the Company, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub or the Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company is a party or otherwise in connection with the consummation of the Transactions.

8.02 Preparation of Registration Statement; Special Meeting; Solicitation of Company Stockholder Approvals.

(a) As promptly as practicable following the execution and delivery of this Agreement, Acquiror shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will cause the Proxy Statement to be mailed to stockholders of Acquiror. Acquiror shall bear all fees and expenses incurred in connection with the preparation and filing of the Registration Statement and the receipt of stock exchange approval in connection with the listing of Acquiror Common Stock to be issued as Merger Consideration on the Closing Date, other than fees and expenses of advisors (which shall be borne by party incurring such fees).

(b) Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other party and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Business Combination (as defined in the Articles of Association), and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) approval of the Acquiror Charter (the “Amendment Proposal”) and each change to the Acquiror Charter that is required to be separately approved, (iii) approval of the issuance of the Acquiror Common Stock as Merger Consideration and pursuant to the Subscription Agreements in accordance with the rules of NASDAQ (the “NASDAQ Proposal”), (iv) the approval and adoption of the Acquiror Equity Incentive Plan (the “Acquiror Equity Plan Proposal”), (v) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (vi) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Amendment Proposal, the NASDAQ Proposal and the Acquiror Equity Plan Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror Stockholders at the Special Meeting.

(d) Acquiror shall use reasonable best efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement. The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”). Notwithstanding the foregoing provisions of this Section 8.02(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Stockholder Approvals, as applicable, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Special Meeting; provided, that the Special Meeting, without the prior written consent of the Company, (x) may not be adjourned to a date that is more than ten (10) Business Days after the date for which the Special Meeting was originally scheduled or the most recently adjourned Special Meeting (excluding any adjournments required by applicable Law) and (y) is held no later than four (4) Business Days prior to the Termination Date.

(e) As promptly as practicable after the Registration Statement becomes effective, the Company shall solicit a consent in writing or by electronic transmission from the Company Stockholder approving and adopting this Agreement, the Merger and, to the extent required by Law, the Transactions (the “Company Stockholder Approvals”). In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with Acquiror) for determining the Company Stockholders entitled to provide such written consent, (ii) cause the Consent Solicitation Statement to be disseminated to the Company Stockholder in compliance with applicable Law and (iii) solicit written consents from the Company Stockholder to give the Company Stockholder Approvals. The Company shall, through the Company Board, recommend to the Company Stockholder that it adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, subject to the provisions of this Section 8.02(e). The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation (such action, a “Company Change in Recommendation”) except in accordance with Sections 6.06(c) and 6.06(d). The Company will provide Acquiror with copies of all stockholder consents it receives within one (1) Business Day of receipt. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholder to give the Company Stockholder Approvals in accordance with this Section 8.02(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Company Change in Recommendation.

8.03 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be paid by Acquiror. The Company and Acquiror further agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(b) Tax Treatment. The parties intend that, for U.S. federal income tax purposes, the Merger and the PIPE Subscriptions, taken together, qualify for the Intended Tax Treatment. None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to impede the Intended Tax Treatment. The PIPE Subscriptions and the Merger shall be reported by the parties for all applicable Tax purposes in accordance with the Intended Tax Treatment, unless otherwise required by a Tax Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar or corresponding provision of applicable Law).

(c) FIRPTA. At the Closing, the Company shall deliver to Acquiror (i) a certification from the Company in the manner described under Treasury Regulations Section 1.1445-2(c)(3) and (ii) a notice of such certification to the Internal Revenue Service in the manner described under Treasury Regulations Section 1.897-2(h)(2), in each case, in form and substance reasonably satisfactory to Acquiror, dated as of the Closing Date and duly signed by a responsible corporate officer of the Company.

8.04 Confidentiality; Publicity.

(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(b) The parties agree that the initial press release to be issued with respect to the Transactions shall be in a form mutually agreed to by the parties. None of Acquiror, Merger Sub, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Laws or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, (i) each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto and (ii) the Company may exercise its rights and communicate with third parties as contemplated by Section 6.06; and provided, further, that subject to Section 6.02 and this Section 8.03(b), the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

8.05 Ratification of Covenants. Following the Closing, the Company and Acquiror shall cause Acquiror to ratify, confirm and approve in all respects the covenant in Section 4(b) of the Acquiror Support Agreement.

8.06 Post-Closing Cooperation; Further Assurances. Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) Antitrust Law Approval. (i) All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated, (ii) all waiting periods (and any extensions thereof) under any Antitrust Laws in the jurisdictions listed in Schedule 9.01(a) that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals, clearances or authorizations under any Antitrust Laws in the jurisdictions listed in Schedule 9.01(a) required to be obtained prior to the Closing shall have been obtained, and (iii) any agreement with any Governmental Authority not to consummate the transactions contemplated hereby shall have expired or been terminated.

(b) No Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting or enjoining consummation of the Transactions, including the Merger.

(c) Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) Acquiror Stockholder Approvals. The Acquiror Stockholder Approvals shall have been obtained.

(f) Company Stockholder Approvals. The Company Stockholder Approvals shall have been obtained.

(g) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is subsisting and that has not been remedied.

9.02 Additional Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization, Standing and Corporate Power), Section 4.02(a) (Corporate Authority; Approval; Non-Contravention), Section 4.08(d) (Absence of Certain Changes or Events) and Section 4.22 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.04 (Capitalization), shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) Tail Insurance. The Company shall have delivered to Acquiror evidence of satisfactory Tail Insurance to be bound as of the Closing.

(e) Ancillary Agreements. The Company shall have delivered to Acquiror executed counterparts to all of the Ancillary Agreements to which the Company, or the Company Stockholder, is party.

9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties. The representations and warranties of Acquiror and Merger Sub contained in Section 5.01 (Organization, Standing and Corporate Power), Section 5.02(a) (Corporate Authority; Approval; Non-Contravention), Section 5.10(h)(i) (Absence of Certain Changes or Events) and Section 5.08 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of Acquiror and Merger Sub contained in Section 5.13 (Capitalization), shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of Acquiror and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a material adverse effect on Acquiror.

(b) Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d) NASDAQ. The Acquiror Common Stock to be issued in connection with the Transactions shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(e) Acquiror’s Required Funds. The Closing Acquiror Cash shall equal or exceed four hundred million dollars ($400,000,000.00), and Acquiror shall have made arrangements for the Closing Acquiror Cash held in the Trust Account to be released from the Trust Account at the Effective Time.

(f) Acquiror’s Indebtedness. The Acquiror’s total outstanding Indebtedness shall be less than twenty-five million dollars ($25,000,000.00).

(g) Ancillary Agreements. Acquiror shall have delivered to the Company executed counterparts to all of the Ancillary Agreements to which Acquiror or Sponsor is party.

(h) Resignations. The directors and executive officers of Acquiror listed on Schedule 9.03(h) shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

ARTICLE X

TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned:

(a) by mutual written consent of the Company and Acquiror;

(b) prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that any condition specified in Section 9.02(a), or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before the date that is six months from the date hereof (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror is in breach of this Agreement on such date, which breach could give rise to a right of the Company to terminate this Agreement;

(c) prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that any condition specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company is in breach of this Agreement on such date, which breach could give rise to a right of Acquiror to terminate this Agreement;

(d) by written notice from either the Company or Acquiror to the other if either Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e) by written notice from Acquiror to the Company if the Company Stockholder Approvals have not been obtained within ten (10) Business Days following the date that the Consent Solicitation Statement is disseminated by the Company to the Company Stockholders pursuant to Section 8.02(e) or

(f) by written notice from the Company to the Acquiror if the Acquiror Board Recommendation is publicly withdrawn, modified or changed in any manner that is adverse to the Company, the Company Stockholder Approvals or the Company Board Recommendation.

10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination. The provisions of Sections 6.04, 8.03(b), 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, to the extent required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

11.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Acquiror or Merger Sub, to:

4265 San Felipe, Suite 603

Houston, 77027

United States of America

Attn:   Cary Grossman, President

Email: cgrossman@shorelinecapitaladvisors.com

with a copy (which shall not constitute notice) to:

Schiff Hardin LLP

901 K Street NW

Suite 700

Washington, DC 20001

Attn: Ralph V. De Martino

E-mail: RDeMartino@schiffhardin.com

(b)	If to the Company to:

Cipher Mining Technologies Inc.

222 Purchase Street, #290

Rye, NY 10580

United States of America

Attn:     Tyler Page

E-mail: Tyler.page@ciphermining.com

with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP

99 Bishopsgate

London, EC2M 3XF

United Kingdom

Attn:     J. David Stewart

             Ryan Maierson

E-mail: j.david.stewart@lw.com

             ryan.maierson@lw.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.02 and Section 7.10 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 11.15 and 11.17.

11.05 Expenses. Except as otherwise provided herein (including Section 3.06, Section 7.01(e) and Section 8.03(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement (but not necessarily by the same natural persons who executed this Agreement) and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state or federal courts in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED

TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 11.12.

11.13 Trust Account Waiver. Reference is made to the final prospectus of Acquiror, filed with the SEC (File No. 333-248333, on October 9, 2020 (the “Prospectus”)). The Company acknowledges and agrees and understands that Acquiror has established the Trust Account containing the proceeds of its IPO and the overallotment shares acquired by Acquiror’s underwriters in connection therewith and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Acquiror’s public shareholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Shareholders”), and Acquiror may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company, or any of its respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account, or make any claim against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Acquiror or any of its Representatives, on the one hand, and, the Company, or any of its respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Acquiror or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom to the Public Shareholders or in respect of deferred underwriting commissions from the IPO) for any reason whatsoever (including for an alleged breach of any agreement with Acquiror or its Affiliates). Nothing herein shall serve to limit or prohibit the Company’s, or any of its Representatives’, right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, nothing herein shall serve to limit or prohibit any claims that the Company or any of its Representatives may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

11.14 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the Company shall be entitled to cause Acquiror to enforce specifically the terms and provisions of the Subscription Agreements, including with respect to causing Acquiror to cause the counterparties to the Subscription Agreements to fund their Subscription Amounts (as defined in the Subscription Agreements) in connection with Closing, in each case, subject to the terms and conditions of the Subscription Agreements, and

(c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.16 Non-survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

11.17 Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub; (iv) except for the Company Representations by the Company and the Acquiror and Merger Sub Representations by Acquiror and Merger Sub, respectively, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror and Merger Sub and the other representations expressly made by a Person in the Subscription Agreements, the Support Agreements, the Master Services and Supply Agreement and the Registration Rights Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

CIPHER MINING TECHNOLOGIES INC.

By:	/s/ Tyler Page
Name: Tyler Page
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

GOOD WORKS ACQUISITION CORP.

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

[Signature Page to Agreement and Plan of Merger]

CURRENCY MERGER SUB, INC.

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

[Signature Page to Agreement and Plan of Merger]

Annex B

Final Form

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GOOD WORKS ACQUISITION CORP.

_______________, 2021

Good Works Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Good Works Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 24, 2020 (the “Original Certificate”).

2. The Original Certificate was amended and restated by an Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), filed with the Secretary of State of the State of Delaware on October 12, 2020.

3. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the Amended and Restated Certificate, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”) and has been adopted by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

4. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

5. The text of the certificate of incorporation of the Corporation, as heretofore amended, is hereby amended and restated by this Second and Amended Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

[ ● ], a Delaware corporation

By:
Name:
Title:

Final Form

EXHIBIT A

ARTICLE I.

NAME

The name of the corporation is Cipher Mining Inc. (the “Corporation”).

ARTICLE II.

REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is [251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.]

ARTICLE III.

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE IV.

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.001 per share, which the Corporation is authorized to issue is [510,000,000] shares, consisting of (a) [500,000,000] shares of common stock (the “Common Stock”), and (b) [10,000,000] shares of preferred stock (the “Preferred Stock”).

Section 4.2 The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

(a)	COMMON STOCK.

(i) General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

(ii) Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second and Amended Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second and Amended Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

(iii) Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(iv) Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(v) Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

(b)	PREFERRED STOCK

(i) Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

(ii) Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Second and Amended Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second and Amended Restated Certificate (including any Certificate of Designation).

(iii) The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V.

BOARD OF DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. In addition to the powers and authority expressly conferred upon the Board of Directors by statute, this Second Amended and Restated Certificate or the Bylaws of the Corporation (“Bylaws”), the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Second Amended and Restated Certificate and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws had not been adopted.

Section 5.2 Number, Election and Term. For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

(a) Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Second Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate, subject to any special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

(b) Except as otherwise expressly provided by the DGCL or this Second and Amended Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

Section 5.3 Removal. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

Section 5.4 Newly Created Directorships and Vacancies. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

Section 5.5 Preferred Stock – Directors. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Section 5.6 Quorum. A quorum for the transaction of business by the directors shall be set forth in the Bylaws.

ARTICLE VI.

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal Bylaws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII.

MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1 Meetings. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, and shall not be called by any other person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VIII.

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Director Liability. No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Restated Certificate inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Section 8.2 Indemnification and Expenses. The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX.

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 9.1 Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylawss of the Corporation or this Second and Amended Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 9.2 Consent to Jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Section 9.3 Severability. If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any paragraph of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 9.4 Severability. If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

ARTICLE X.

AMENDMENT OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Notwithstanding anything contained in this Second and Amended Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Second and Amended Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Section 4.2(b), Article V, Article VI, Article VII, Article VIII, Article IX and this Article X.

[Signature Page Follows]

Final Form

IN WITNESS WHEREOF, Good Works Acquisition Corp. has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

Good Works Acquisition Corp.

By:
Name: Cary Grossman
Title: President

[Signature Page to Second Amended and Restated Certificate of Incorporation]

Annex C

Final Form

FORM OF

Amended and Restated Bylaws of

Cipher Mining Inc.

(a Delaware corporation)

C-i

(continued)

C-ii

Amended and Restated Bylaws of

Cipher Mining Inc.

Article I—Corporate Offices

1.1 Registered Office.

The address of the registered office of Cipher Mining, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II—Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

2.4 Notice of Business to be Brought before a Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.

(b) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or person(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5 Notice of Nominations for Election to the Board.

(a) Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.

(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.

(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.

2.6 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.7 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.8 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.9 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.10 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.11 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.12 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.13 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.

2.14 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.15 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III—Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President, the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i)	delivered personally by hand, by courier or by telephone;

(ii)	sent by United States first-class mail, postage prepaid;

(iii)	sent by facsimile or electronic mail; or

(iv)	sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV—Committees

4.1 Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)	Section 3.5 (place of meetings; meetings by telephone);

(ii)	Section 3.6 (regular meetings);

(iii)	Section 3.7 (special meetings; notice);

(iv)	Section 3.9 (board action without a meeting); and

(v)	Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V—Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer and a Chief Legal Officer. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Secretary, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI—Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII—General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, the Chief Legal Officer, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII—Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX—Indemnification

9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by any covered person, and may also pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX- or otherwise.

9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX- is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX- is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX- shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person actually collects as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX- shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX- shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX- the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX- are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX- shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX- shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V- of these bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V- of these bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX-.

Article X—Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI—Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative Proceeding brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI-, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any action the subject matter of which is within the scope of clause (b) of the immediately preceding sentence is filed in a court other than the federal district courts of the United States of America (a “Foreign Securities Act Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce clause (b) (a “Securities Act Enforcement Action”), and (ii) having service of process made upon such stockholder in any such Securities Act Enforcement Action by service upon such stockholder’s counsel in the Foreign Securities Act Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI-. Notwithstanding the foregoing, the provisions of this Article XI- shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XI- shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI- containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article XII—Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

Cipher Mining, Inc.

Certificate of Amendment and Restatement of Bylaws

The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of Cipher Mining Inc., a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on                 , 2021, effective as of                 , 2021, by the Corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this                 day of                 , 2021.

Fred Zeidman
Co-Chairman, Chief Executive Officer

Annex D

Execution Version

ACQUIROR SUPPORT AGREEMENT

This ACQUIROR SUPPORT AGREEMENT (this “Agreement”), dated as of March 4, 2021, is made by and among Good Works Acquisition Corp., a Delaware corporation (“GWAC”), Cipher Mining Technologies Inc., a Delaware corporation (the “Company”) and I-B Good Works, LLC (the “Sponsor”). GWAC, the Company and the Sponsor shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, GWAC, the Company and Currency Merger Sub, Inc., a Delaware corporation, entered into that certain Merger Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, Sponsor is the record and beneficial owner of issued and outstanding shares of GWAC as set forth on Schedule I (“Sponsor Shares”); and

WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement concurrently with the execution and delivery of the Merger Agreement by the parties thereto, pursuant to which, among other things, the Sponsor will vote in favor of approval of the Proposals related to the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Agreement to Vote. The Sponsor hereby irrevocably and unconditionally agrees (a) to vote at any meeting of the shareholders of GWAC, and in any action by written resolution of the shareholders of GWAC, all of the Sponsor’s Sponsor Shares (together with any other equity securities of GWAC that the Sponsor holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject GWAC Equity Securities”) (i) in favor of the Proposals and (ii) against, and withhold consent with respect to, any other matter, action or proposal that would reasonably be expected to result in (x) a breach of any of the Acquiror’s or Merger Sub’s covenants, agreements or obligations under the Merger Agreement or (y) any of the conditions to the Closing set forth in Sections 9.01 or 9.03 of the Merger Agreement not being satisfied, (b) if a meeting is held in respect of the matters set forth in clause (a), to appear at the meeting, in person or by proxy, or otherwise cause all of the Sponsor’s Subject GWAC Equity Securities to be counted as present thereat for purposes of establishing a quorum and (c) not to redeem, elect to redeem or tender or submit any of its Subject GWAC Equity Securities for redemption in connection with such stockholder approval, the Merger or any other transactions contemplated by the Merger Agreement. Prior to any valid termination of the Merger Agreement, the Sponsor shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Merger Agreement and on the terms and subject to the conditions set forth therein. The obligations of the Sponsor specified in this Section 1 shall apply whether or not the Merger, any of the transactions contemplated by the Merger Agreement or any action described above is recommend by Acquiror’s board of directors.

2. Waiver of Anti-dilution Protection. The Sponsor hereby irrevocably (a) waives, subject to, and conditioned upon, the occurrence of the Closing, to the fullest extent permitted by law and the Certificate of Incorporation of GWAC, as amended or restated prior to the date hereof, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections in connection with the transactions contemplated by the Merger Agreement.

3. Transfer of Shares.

a. The Sponsor hereby agrees that, from and after the date hereof, it shall not (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, hypothecate, grant an option to purchase, distribute, dispose of or otherwise encumber any of its Subject GWAC Equity Securities or otherwise enter into any contract, option or other arrangement or undertaking to do any of the foregoing (each, a “Transfer”), (ii) deposit any of its Subject GWAC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of its Subject GWAC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement or (iii) (iv) take any action that would have the effect of preventing or materially delaying the performance of its obligations hereunder; provided, however, that the foregoing shall not apply to any Transfer (A) to GWAC’s officers or directors or affiliates; (B) by private sales or transfers made in connection with the transactions contemplated by the Merger Agreement; and (C) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the types set forth in clauses (A) through (C) must enter into a written agreement agreeing to be bound by this Agreement.

b. In furtherance of the foregoing, GWAC hereby agrees to (i) place a revocable stop order on all Subject GWAC Equity Securities subject to Section 3.a, including those which may be covered by a registration statement, and (ii) notify GWAC’s transfer agent in writing of such stop order and the restrictions on such Subject GWAC Equity Securities under Section 3.a and direct GWAC’s transfer agent not to process any attempts by the Sponsor to Transfer any Subject GWAC Equity Securities except in compliance with Section 3.a; for the avoidance of doubt, the obligations of GWAC under this Section 3.b shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on the Subject GWAC Equity Securities.

4. Other Covenants.

a. The Sponsor hereby agrees to be bound by and subject to (i) Section 8.04 (Confidentiality; Publicity) of the Merger Agreement to the same extent as such provisions apply to the parties to the Merger Agreement, as if the Sponsor is directly a party thereto, and (ii) Section 7.12 (Exclusivity) and Section 8.01(c) (Support of Transaction) of the Merger Agreement to the same extent as such provisions apply to GWAC, as if the Sponsor is directly party thereto.

b. To the fullest extent permitted by applicable law, GWAC, which will file a name change and appoint a director pursuant to the Merger Agreement in connection with the Closing (as of the Closing, the “Corporation”), on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, any business opportunities that are from time to time presented to GWAC or any of its affiliates or any of its or their agents, shareholders, members, partners, directors, officers, employees, affiliates or subsidiaries (other than the Company and its subsidiaries), including any director or officer of the Corporation who is also an agent, shareholder, member, partner, director, officer, employee, affiliate or subsidiary of GWAC (each, a “Business Opportunities Exempt Party”), even if the business opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no Business Opportunities Exempt Party shall have any duty to communicate or offer any such business opportunity to the Corporation or be liable to the Corporation or any of its subsidiaries or any stockholder, including for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, and the Corporation shall indemnify each

Business Opportunities Exempt Party against any claim that such person is liable to the Corporation or its stockholders for breach of any fiduciary duty, by reason of the fact that such person (i) participates in, pursues or acquires any such business opportunity, (ii) directs any such business opportunity to another person, or (iii) fails to present any such business opportunity, or information regarding any such business opportunity, to the Corporation or its subsidiaries, unless, in the case of a person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer in writing solely in his capacity as a director or officer of the Corporation.

c. The Sponsor acknowledges and agrees that the Company is entering into the Merger Agreement in reliance upon the Sponsor entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Sponsor entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement the Company would not have entered into, or agreed to consummate the transactions contemplated by, the Merger Agreement.

5. Representations and Warranties.

a. Sponsor represents and warrants to the Company as follows: (i) it is duly organized, validly existing and in good standing under the laws of Delaware, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within Sponsor’s, corporate, limited liability company or organizational powers and have been duly authorized by all necessary actions on the part of Sponsor; (ii) the execution and delivery of this Agreement by Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (A) conflict with or result in a violation of the organizational documents of Sponsor, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon Sponsor or Sponsor’s Subject GWAC Equity Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement; (iii) there are no Actions pending against Sponsor or, to the knowledge of Sponsor, threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

b. The Sponsor represents and warrants to the Company as follows: (i) this Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (ii) the Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder and (iii) the Sponsor is the record and beneficial owner of all of the Subject GWAC Equity Securities, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities), other than pursuant to (A) this Agreement, (B) the GWAC Organizational Documents, (C) the Merger Agreement, (D) the Letter Agreement dated October 19, 2020 between GWAC and the Sponsor, (E) the Stock Escrow Agreement dated October 19, 2020 between GWAC, certain stockholders and Continental Stock Transfer & Trust Company, and (F) any applicable securities Laws.

6. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 6(b) shall not affect any liability on the part of any Party for a Willful

Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 2, 5 and 11 (solely to the extent related to the foregoing Sections 2 or 5) shall each survive the termination of this Agreement pursuant to Section 6(a), (iii) Sections 4.b and 10 (solely to the extent related to the foregoing Section 4.b) shall each survive the termination of this Agreement pursuant to Section 7(a) and (iv) Sections 8, 9, 10 and 11 (solely to the extent related to the following Sections 8 or 10) shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (i) a false or incorrect representation or warranty expressly set forth in this Agreement, (ii) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (iii) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (iv) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (v) causing such Party to suffer damage by reason of such reliance.

7. No Recourse. Except for claims pursuant to the Merger Agreement or any other Ancillary Agreement by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Affiliate of the Company or any Affiliate of GWAC (other than the Sponsor, on the terms and subject to the conditions set forth herein), and (b) none of the Affiliates of the Company or the Affiliates of GWAC (other than the Sponsor, on the terms and subject to the conditions set forth herein) shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8. Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to GWAC, to:

Good Works Acquisition Corp.

4265 San Felipe, Suite 603

Houston, 77027

Attn:       Cary Grossman, President

E-mail:   cgrossman@shorelinecapitaladvisors.com

with a copy (which shall not constitute notice) to:

Schiff Hardin LLP

901 K Street NW

Suite 700

Washington, DC 20001

Attn:       Ralph V. De Martino

E-mail:   RDeMartino@schiffhardin.com

(b)	If to the Company, to:

Cipher Mining Technologies Inc.

222 Purchase Street, #290

Rye, NY 10580

United States of America

Attn:       Tyler Page

E-mail:   Tyler.page@ciphermining.com

with a copy to (which shall not constitute notice):

Latham & Watkins (London) LLP

99 Bishopsgate

London, EC2M 3XF

United Kingdom

Attn:       J. David Stewart

  Ryan Maierson

E-mail:   j.david.stewart@lw.com

  ryan.maierson@lw.com

(c)	If to the Sponsor, to:

Sponsor

c/o IBS Holding Corp

1208 Shady Lane N

Keller, TX 76248-2733

Attn:       Shelley Leonard, Manager

E-mail:   shelley@ibsgroup.net

or to such other address or addresses as the Parties may from time to time designate in writing.

9. Entire Agreement. This Agreement, the Merger Agreement and the documents referred to herein and therein, constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Parties. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Sponsor without GWAC’s prior written consent (to be withheld or given in its sole discretion).

11. Fees and Expenses. Except as otherwise expressly set forth in the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in its capacity as a record holder and beneficial owner of the Subject GWAC Equity Securities and (b) nothing herein will be construed to limit or affect any action or inaction by any representative of the Sponsor in its capacity as a member of the board of directors (or other similar governing body) of GWAC or any of its Affiliates or as an officer, employee or fiduciary of GWAC or any of its Affiliates, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of GWAC or such Affiliate.

13. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

14. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

15. Incorporation by Reference. Sections 1.02 (Construction) 11.03 (Assignment), 11.06 (Governing Law), 11.07 (Captions; Counterparts), 11.10 (Amendments), 11.11 (Severability), 11.12 (Jurisdiction; Waiver of Jury Trial), 11.13 (Trust Account Waiver), 11.14 (Enforcement) and 11.16 (Non-Survival of Representations, Warranties and Covenants) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

GOOD WORKS ACQUISITION CORP

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

I-B GOOD WORKS, LLC

By:	/s/ Shelley Leonard
Name: Shelley Leonard
Title: Member

CIPHER MINING TECHNOLOGIES INC.

By:	/s/ Tyler Page
Name: Tyler Page
Title: Chief Executive Officer

[Signature Page to Acquiror Support Agreement]

Annex E

Execution Version

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”) is entered into as of March 4, 2021, by and among, Good Works Acquisition Corp., a Delaware corporation (“GWAC”), Bitfury Top HoldCo B.V., a private company with limited liability (besloten vennootschap) incorporated under the laws of The Netherlands (the “Stockholder”), and Cipher Mining Technologies Inc., a Delaware corporation (the “Company”). Each of GWAC, the Stockholder and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (defined below).

RECITALS

WHEREAS, on the date hereof, GWAC, Currency Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company entered into that certain Merger Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of GWAC, and each share of Company Common Stock will be converted into the right to receive Acquiror Common Stock, in each case, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Stockholder is the record and beneficial owner of the number and type of equity securities of the Company set forth on Schedule A hereto (together with any other equity securities of the Company that the Stockholder acquires record or beneficial ownership after the date hereof, collectively, the “Subject Company Stock”);

WHEREAS, in consideration for the benefits to be received by the Stockholder under the terms of the Merger Agreement and as a material inducement to GWAC agreeing to enter into, and consummate the transactions contemplated by, the Merger Agreement, the Stockholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that GWAC and Merger Sub would not have entered into, and agreed to consummate the transactions contemplated by, the Merger Agreement without the Stockholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1. Company Stockholder Consent and Related Matters.

(a) Subject to the earlier termination of this Agreement in accordance with its terms, (i) as promptly as reasonably practicable (and in any event within five (5) Business Days) following the time at which the

Registration Statement becomes effective under the Securities Act, the Stockholder shall duly execute and deliver to the Company and GWAC the Company Stockholder Approvals under which it shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 8.02(e) of the Merger Agreement (the “Approval”), including the Merger and any other transactions contemplated by the Merger Agreement to occur at or immediately prior to the Closing (collectively, the “Transactions”) and (ii) without limiting the generality of the foregoing, prior to the Closing, the Stockholder shall vote (or cause to be voted) the Subject Company Stock against and withhold consent with respect to (x) any Acquisition Proposal (including any Superior Proposal) or (y) any other matter, action or proposal that would reasonably be expected to result in (A) a breach of any of the Company’s covenants, agreements or obligations under the Merger Agreement or (B) any of the conditions to the Closing set forth in Sections 9.01 or 9.02 of the Merger Agreement not being satisfied; provided, that in the case of either (i) or (ii), the Merger Agreement shall not have been amended or modified without the Stockholder’s consent (1) to decrease the consideration payable under the Merger Agreement, or (2) to change the form of merger consideration in a manner adverse to the Stockholder.

(b) Without limiting any other rights or remedies of GWAC, the Stockholder hereby irrevocably appoints GWAC or any individual designated by GWAC as the Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and re-substitution), for and in the name, place and stead of the Stockholder, to attend on behalf of the Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a), to include the Subject Company Stock in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) the Subject Company Stock or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Approvals). The proxy granted in this Section 1(a) shall expire upon the termination of this Agreement.

(c) The proxy granted by the Stockholder pursuant to Section 1(b) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration of GWAC entering into the Merger Agreement, and agreeing to consummate the transactions contemplated thereby. The proxy granted by the Stockholder pursuant to Section 1(b) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Stockholder and shall revoke any and all prior proxies granted by the Stockholder with respect to the Subject Company Stock.

(d) The Stockholder shall not hereafter, unless and until this Agreement terminates or expires pursuant to its terms, purport to designate any other proxy or power of attorney with respect to the Subject Company Stock or enter into any other agreement, arrangement, or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Subject Company Stock, in each case, with respect to any of the matters set forth herein.

2. Other Covenants and Agreements.

(a) The Stockholder shall be bound by and subject to (i) Section 8.04 (Confidentiality; Publicity) of the Merger Agreement to the same extent as such provisions apply to the parties to the Merger Agreement, and (ii) Section 6.04 (No Claim Against the Trust Account), Section 6.06 (Non-Solicitation; Acquisition Proposals), Section 8.01(c) (Support of Transaction), and Section 11.13 (Trust Account Waiver) of the Merger Agreement to the same extent as such provisions apply to the Company, in each case, mutatis mutandis, as if the Stockholder is directly party thereto. Notwithstanding anything in this Agreement to the contrary, (x) the Stockholder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof) or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 2(a), (y) the Stockholder is not making any representations or warranties with respect to the actions of any of the Company Related Parties, and (z) any breach by the Company of its obligations under the Merger Agreement shall not be considered a breach of this Section 2(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it of this Section 2(a)).

(b) The Stockholder acknowledges and agrees that GWAC and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement GWAC and Merger Sub would not have entered into, or agreed to consummate the transactions contemplated by, the Merger Agreement.

3. Stockholder Representations and Warranties. The Stockholder represents and warrants to GWAC as follows:

(a) The Stockholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b) The Stockholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Merger Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid, legal and binding agreement of the Stockholder (assuming that this Agreement is duly authorized, executed and delivered by GWAC), enforceable against the Stockholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Stockholder with respect to the Stockholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect, or which have already been obtained in advance of the Stockholder’s entry into this Agreement.

(d) None of the execution or delivery of this Agreement by the Stockholder, the performance by the Stockholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Stockholder’s organizational and governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Stockholder is a party, (iii) violate, or constitute a breach under, any Governmental Order or applicable Law to which the Stockholder or any of its properties or assets are bound or (iv) other than the restrictions contemplated by this Agreement, result in the creation of any Lien upon the Subject Company Stock, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e) The Stockholder is the record and beneficial owner of the Subject Company Stock and has valid, good and marketable title to the Subject Company Stock, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Organizational Documents). Except for the equity securities of the Company set forth on Schedule A hereto, together with any other equity securities of the Company that the Stockholder acquires record or beneficial ownership of after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 6.01 of the Merger Agreement, the Stockholder does not own, beneficially or of record, any equity securities of the Company. The Stockholder does not own any right to acquire any equity securities of the Company. The Stockholder has the right to vote (and provide consent in respect of, as applicable) the Subject Company Stock and, except for this Agreement and the Merger Agreement, the Stockholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer any of the Subject Company Stock or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Stock, in each case, that could reasonably be expected to (x) impair the ability of the Stockholder to perform its obligations under this Agreement or (y) prevent, impede or delay the consummation of any of the transactions contemplated by this Agreement.

(f) There is no Proceeding pending or, to the Stockholder’s knowledge, threatened against the Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g) The Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, GWAC and (ii) it has been furnished with or given access to such documents and information about GWAC and its respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Agreements to which it is or will be a party and the transactions contemplated hereby and thereby.

(h) In entering into this Agreement and the other Ancillary Agreements to which it is or will be a party, the Stockholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Agreements to which it is or will be a party and no other representations or warranties of GWAC or Merger Sub (including, for the avoidance of doubt, none of the representations or warranties of GWAC set forth in the Merger Agreement or any other Ancillary Agreement), any of their respective Affiliates or any other Person, either express or implied, and the Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Agreements to which it is or will be a party, none of GWAC, Merger Sub, any of their respective Affiliates or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Agreements to which it is or will be a party or the transactions contemplated hereby or thereby.

4. Transfer of Subject Securities. Except as expressly contemplated by the Merger Agreement or with the prior written consent of GWAC (such consent to be given or withheld in its sole discretion), from and after the date hereof, the Stockholder agrees not to (a) Transfer any of the Subject Company Stock, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require the Stockholder to Transfer the Subject Company Stock or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Stock, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise). Notwithstanding the foregoing, the Stockholder may transfer its Subject Company Stock to its Affiliates with prior written notice to (but without the consent of)

GWAC, subject to any such Affiliate transferee signing a joinder hereto agreeing to be bound by all provisions hereof to the same extent as the Stockholder.

5. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the amendment or modification of the Merger Agreement without the Stockholder’s consent (1) to decrease the consideration payable under the Merger Agreement, or (2) to change the form of merger consideration in a manner adverse to the Stockholder and (d) the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 5(b) shall not affect any liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Section 2(a)(i) (solely to the extent that it relates to Section 8.04 (Confidentiality; Publicity) of the Merger Agreement) and the representations and warranties set forth in Sections 3(g) and 3(h) shall each survive any termination of this Agreement and (iii) Section 2(a)(ii) (solely to the extent that it relates to Section 6.04 (No Claim Against the Trust Account) of the Merger Agreement) shall survive the termination of this Agreement pursuant to Section 5(b). For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) causing such Party to suffer damage by reason of such reliance.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Stockholder makes no agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Subject Company Stock and (b) nothing herein will be construed to limit or affect any action or inaction by any representative of the Stockholder serving in its capacity as a member of the board of directors of the Company or as an officer, employee or fiduciary of the Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company.

7. No Recourse. Except for claims pursuant to the Merger Agreement or any other Ancillary Agreement by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company, GWAC or any Affiliate of GWAC, and (b) none of the Company, GWAC or any Affiliate of GWAC shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8. Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by

FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to GWAC, to:

Good Works Acquisition Corp.

4265 San Felipe, Suite 603

Houston, 77027

Attn:       Cary Grossman, President

E-mail:   cgrossman@shorelinecapitaladvisors.com

with a copy (which shall not constitute notice) to:

Schiff Hardin LLP

901 K Street NW

Suite 700

Washington, DC 20001

Attn:       Ralph V. De Martino

E-mail:   RDeMartino@schiffhardin.com

(b)	If to Stockholder, to:

Bitfury Top HoldCo B.V.

Strawinskylaan 3051

1077ZX Amsterdam

The Netherlands

Attn:      Oleg Blinkov

E-mail:   oleg.blinkov@bitfury.com

 chris.allen@bitfury.com

 legal@bitfury.com

with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP

99 Bishopsgate

London, EC2M 3XF

United Kingdom

Attn:      J. David Stewart

 Ryan Maierson

E-mail:   j.david.stewart@lw.com

 ryan.maierson@lw.com

(c)	If to the Company, to:

Cipher Mining Technologies Inc.

222 Purchase Street, #290

Rye, NY 10580

United States of America

Attn:      Tyler Page

E-mail:   Tyler.page@ciphermining.com

with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP

99 Bishopsgate

London, EC2M 3XF

United Kingdom

Attn:      J. David Stewart

 Ryan Maierson

E-mail:   j.david.stewart@lw.com

 ryan.maierson@lw.com

or to such other address or addresses as the Parties may from time to time designate in writing.

9. Entire Agreement. This Agreement, the Merger Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Stockholder and GWAC. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Stockholder without GWAC’s prior written consent (to be withheld or given in its sole discretion).

11. Fees and Expenses. Except as otherwise expressly set forth in the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13. No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties acting as partners or participants in a joint venture.

14. Miscellaneous. Sections 1.02 (Construction), 11.06 (Governing Law), 11.07 (Captions; Counterparts), 11.11 (Severability), 11.12 (Jurisdiction; Waiver of Trial by Jury) and 11.16 (Non-Survival of Representations, Warranties and Covenants) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Company Support Agreement as of the date first above written.

GOOD WORKS ACQUISITION CORP.

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

BITFURY TOP HOLDCO B.V.

By:	/s/ Oleg Blinkov
Name: Oleg Blinkov
Title: Managing Director

CIPHER MINING TECHNOLOGIES INC.

By:	/s/ Tyler Page
Name: Tyler Page
Title: Chief Executive Officer

SCHEDULE A

HOLDER	NUMBER	TYPE
Bitfury Top HoldCo B.V.	500	shares of common stock, par value $0.001 per share, of Cipher Mining Technologies Inc.

Annex F

Final Form

FORM OF

PIPE SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 4th day of March, 2021, by and among Good Works Acquisition Corp., a Delaware corporation (the “Issuer”), and the undersigned (“Subscriber”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, the Issuer, Cipher Mining Technologies, Inc., a Delaware corporation (the “Company”), and the other parties named therein will concurrently with the execution of this Subscription Agreement, enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, modified, supplemented, or waived from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which the Issuer, its merger subsidiary and the Company shall enter into a business combination transaction, with the Company surviving as the surviving entity, on the terms and subject to the conditions set forth therein (together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the common stock of the Issuer, par value $0.001 per share (the “Common Stock”), set forth on Subscriber’s signature page hereto (the “Shares”) for a purchase price of $10.00 per share, for the aggregate purchase price set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein; and

WHEREAS, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) (each, an “Other Subscriber”) have, severally and not jointly, entered into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), pursuant to which such Other Subscribers have agreed to purchase Common Stock on the Closing Date at the same per share purchase price as the Subscriber, and the aggregate amount of securities to be sold by the Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements equals, as of the date hereof, [●] shares of Common Stock and the aggregate value of the consideration received by the Issuer in connection with the purchase and sale of the Shares equals $[●].

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing, Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”).

F-1

2. Representations, Warranties, and Agreements.

2.1 Subscriber’s Representations, Warranties, and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer as follows:

2.1.1 Subscriber has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver, and perform its obligations under this Subscription Agreement.

2.1.2 This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. Assuming that this Subscription Agreement has been duly authorized, executed and delivered by the Issuer, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith, and fair dealing with respect to those jurisdictions that recognize such concepts).

2.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge, or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries, if any, pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license, or other agreement or instrument to which Subscriber or any of its subsidiaries, if any, is a party, or by which Subscriber or any of its subsidiaries, if any, is bound or to which any of the property or assets of Subscriber or any of its subsidiaries, if any, is subject, which would reasonably be expected to have an adverse effect on the ability of Subscriber to enter into and timely perform its obligations under, this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries, if any, or (iii) result in any violation of any law, statute or any judgment, order, rule, regulation or other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries, if any, or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4 Subscriber is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement.

2.1.5 Subscriber is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) satisfying the applicable requirements set forth on Schedule I attached hereto, (ii) an institutional account as defined in FINRA Rule 4512(c), (iii) acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties, and agreements herein on behalf of each owner of each such account, and (iv) not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I attached hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

2.1.6 Subscriber is a sophisticated investor, experienced in investing in securities transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and has exercised independent judgment in evaluating its participation in the purchase of the Shares.

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2.1.7 Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. Subscriber understands that the Shares may not be resold, transferred, pledged, or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Shares (if any) shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, or transfer of any of the Shares.

2.1.8 Subscriber understands and agrees that Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants, or agreements made to Subscriber by the Issuer, the Company, the Placement Agents (as defined below) or any of their respective affiliates, officers or directors, expressly or by implication, other than those representations, warranties, covenants, and agreements expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth in this Subscription Agreement.

2.1.9 Subscriber represents and warrants that it (i) is purchasing the Shares for investment, (ii) has no current plan or intention to dispose of or otherwise transfer the Shares and (iii) is under no binding agreement to dispose of or otherwise transfer the Shares.

2.1.10 If Subscriber is an employee benefit plan that is subject to Title 1 of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Subscriber represents and warrants that its acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISAthe Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law. In making its decision to purchase the Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and the Issuer’s representations, warranties and agreements in Section 2.2 hereof. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone other than the Issuer concerning the Issuer, the Company or the Shares or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber has received access to and has had an adequate opportunity to review such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, the Company, and the Transactions and has made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. Subscriber acknowledges that it has reviewed the SEC Documents (as defined below). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers, and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed reasonably necessary to make an investment decision with respect to the Shares. Subscriber acknowledges that the Placement Agents (as defined below) and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Issuer and/or the Company. Subscriber acknowledges that (i) it has not relied on any statements or other information provided by any Placement Agent or any of the Placement Agents’ respective affiliates with respect to its decision to invest in the Shares, including information related to the Issuer, the Company, the

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Shares and the offer and sale of the Shares, (ii) none of the Placement Agents or any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Shares and (iii) in connection with the issue and purchase of the Shares, none of the Placement Agents has acted as the Subscriber’s financial advisor or fiduciary.

2.1.11 Subscriber became aware of this offering of the Shares solely by means of direct contact between Subscriber and the Issuer or its representative. Subscriber has a pre-existing substantive relationship (as interpreted in guidance from the Commission (as defined below) under the Securities Act) with the Issuer or its representative, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or its representative. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that it has not become aware of this offering (i) by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act, or (ii) in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.1.12 Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal, and tax advice as Subscriber has considered necessary to make an informed investment decision. The Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

2.1.13 Alone, or together with any professional advisor(s), if any, Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.14 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

2.1.15 Neither Subscriber nor any of its directors, officers, employees or other persons acting on behalf of Subscriber for the purposes of this Subscription Agreement is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any other Executive Order issued by the President of the United States and administered by OFAC (collectively, “OFAC Lists”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided, that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it

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maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

2.1.16 If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA), or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account, or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that neither the Issuer nor any of its affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold, or transfer the Shares.

2.1.17 Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision), including any group acting for the purpose of acquiring, holding, or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.18 The Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at the Subscriber’s direction or pursuant to any understanding with the Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, including all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage or other similar financing arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers, of the Common Stock or the Shares until the consummation of the Transactions (or such earlier termination of this Subscription Agreement in accordance with its terms).

2.1.19 No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Issuer as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of Shares hereunder.

2.1.20 Subscriber has, and on each date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3 will have, sufficient immediately available funds to pay the Purchase Price pursuant to Section 3. Subscriber is an entity having total liquid assets and net assets in excess of the Purchase Price as of the date hereof and as of each date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3.

2.1.21 The Subscriber hereby acknowledges that it has been informed that (a) each of J.P. Morgan Securities LLC (“J.P. Morgan”) and Wells Fargo Securities, LLC (“Wells Fargo” and together with J.P. Morgan, in their respective capacities as placement agents with respect to the issuance and sale of the Shares pursuant to this Subscription Agreement and the Other Subscription Agreements, the “Placement Agents”) is each acting solely as Placement Agent in connection with the Transactions and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the undersigned,

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the Company or any other person or entity in connection with the Transactions, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, (c) the Placement Agents will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transactions, and (d) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transactions.

2.1.22 No broker, finder, or other financial consultant has acted on behalf of or at the direction of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer, the Company or any of their respective subsidiaries.

2.2 Issuer’s Representations, Warranties, and Agreements. For purposes of this Section 2.2, the term “Issuer” shall refer to the Issuer as of the date hereof and, for purposes of only the representations contained in Sections 2.2.5, 2.2.9, 2.2.15, 2.2.17 and 2.2.18 and to the extent such representations and warranties are made as of the Closing, the combined company after giving effect to the Transactions. To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

2.2.1 The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Delaware General Corporation Law (“DGCL”), with corporate power and authority to own, lease, and operate its properties and conduct its business as presently conducted and to enter into, deliver, and perform its obligations under this Subscription Agreement.

2.2.2 The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares will be free and clear of any liens or other restrictions whatsoever in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Shares will be validly issued, fully paid, and non-assessable, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL or otherwise.

2.2.3 This Subscription Agreement has been duly authorized and validly executed and delivered by the Issuer and, assuming that this Subscription Agreement has been duly authorized, executed and delivered by Subscriber, is the valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith, and fair dealing with respect to those jurisdictions that recognize such concepts).

2.2.4 The execution, delivery, and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), issuance and sale of the Shares, and the consummation of the Transactions and certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge, or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license, or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer or any of its subsidiaries is subject, which would reasonably be expected to have a Material

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Adverse Effect (as defined in the Merger Agreement) or a material adverse effect on the assets, business, results of operation or financial operations of the Issuer and its subsidiaries, taken as a whole (including the combined company after giving effect to the Transaction), or prevents, materially impairs, materially delays or materially impedes the legal authority of the Issuer to enter into and timely perform its obligations under this Subscription Agreement or the Merger Agreement or to consummate the Transactions or the validity or enforceability of the Shares (collectively, an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries, or (iii) result in any violation of any law, statute or any judgment, order, rule, regulation or other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries or any of its and their respective properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5 The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or self-regulatory organization in connection with the execution, delivery and performance of this Subscription Agreement or the Transactions (including, without limitation, the issuance of the Shares), other than (i) filings with the Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state securities laws, (iii) any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or similar antitrust laws, (iv) filings required by Nasdaq Stock Market LLC (“Nasdaq”), including with respect to obtaining Issuer stockholder approval, (v) consents, waivers, authorizations or filings that have been obtained or made on or prior to the Subscription, and (vi) where the failure of which to obtain would not reasonably be expected to have an Issuer Material Adverse Effect or have a material adverse effect on the Issuer’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Shares.

2.2.6 Concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into the Other Subscription Agreements providing for the sale of an aggregate of [●] Shares for an aggregate value equal to $[●] (including the Shares purchased and sold under this Subscription Agreement). There are no Other Subscription Agreements, side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Subscriber or any other investor or potential investor with respect to the purchase of equity securities of the Issuer (other than pursuant to the Merger Agreement) which include economic terms that are materially more advantageous to any such Other Subscriber, investor or potential investor (as compared to Subscriber).

2.2.7 Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement and each of the Other Subscription Agreements, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber and the Other Subscribers pursuant to the Other Subscription Agreements.

2.2.8 The Issuer is, and since its date of incorporation, has been, operating in all material respects in a manner that is customary for businesses similar to the Issuer, and the Issuer is conducting and, since its date of incorporation, has conducted its business in material compliance with all applicable laws.

2.2.9 The Issuer is in compliance with all applicable laws, except where such non-compliance would not have a Material Adverse Effect. The Issuer has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, have an Issuer Material Adverse Effect.

2.2.10 The issued and outstanding shares of Common Stock of the Issuer are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GWAC” (it being understood that the trading symbol will be changed in connection with the Closing). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by Nasdaq or the Commission, respectively, to prohibit or terminate the listing of the Issuer’s Common Stock on Nasdaq or to deregister the Common Stock under the Exchange Act. The Issuer has taken no

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action that is designed to terminate, or that would reasonably be expected to result in the termination of the registration of the Common Stock under the Exchange Act.

2.2.11 The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct, and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement, and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”). None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. There are, and upon Closing there shall be, no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.2.12 The Proxy Statement (as defined in the Merger Agreement), when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.2.13 As of the date hereof and as of immediately prior to the Transactions, the authorized capital stock of the Issuer is 100,000,000 shares, consisting of (a) 100,000,000 shares of Common Stock, par value $0.001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Shares”). As of the date hereof: (i) no Preferred Shares are issued and outstanding; (ii) 21,478,000 shares of Common Stock are issued and outstanding; and (iii) 8,614,000 warrants to purchase shares of Common Stock (the “Warrants”) are outstanding. All (A) issued and outstanding shares of Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements and the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any shares of Common Stock, or any other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares or the shares to be issued pursuant to any Other Subscription Agreement, that have not been or will not be validly waived on or prior to the Closing Date.

2.2.14 The Issuer is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940.

2.2.15 Neither the Issuer nor, to the knowledge of the Issuer, any of its officers, in their capacities as such, or the Company, is the subject of or engaged in any action before a governmental authority, arbitration or other dispute resolution process before a third party unrelated to the dispute, whether as claimant, defendant or otherwise, and no such litigation, arbitration or dispute resolution process is pending or threatened in writing on the date hereof, in each case, that would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. As of the date hereof, the Issuer is not, nor to the knowledge of the Issuer is any of its officers, in their capacities as such, or the Company, subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any disputes or claims, in each case, that would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. As of the date of this Subscription Agreement, neither the Issuer nor the Company is a party to or subject to the provisions of any outstanding or unsatisfied judgment, order, writ, injunction, decree or award of any governmental authority (except if generally applicable without the Issuer being named therein) that would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

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2.2.16 Other than to the Placement Agents, no broker, finder, or other financial consultant has acted on behalf of or at the direction of the Issuer in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

2.2.17 Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Shares, and are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.18 Except as would not reasonably be expected to have an Issuer Material Adverse Effect, (i) the Issuer and its subsidiaries own or possess valid and adequate rights to use any and all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) used in or necessary for the conduct of their respective businesses as presently conducted and as described and as proposed to be conducted, in the SEC Documents, (ii) the conduct of their respective businesses does not conflict in any material respect with any such rights of others, and (iii) the Issuer and its subsidiaries have not received any written notice of any claim of infringement, misappropriation or violation of, or conflict with, any intellectual property right of others.

2.2.19 Since its date of incorporation, neither the Issuer nor, to the Issuer’s knowledge, any of its representatives, have directly or indirectly paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any governmental authority to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation in any material respect any Anti-Corruption Laws (as defined in the Merger Agreement). The Issuer (x) has instituted policies and procedures designed to ensure compliance with the Anti-Corruption Laws and other anti-bribery, anti-corruption and anti-money laundering laws in each jurisdiction in which the Issuer operates and (y) has maintained such policies and procedures in force. To the Issuer’s knowledge, no government official nor any of his or her immediate family members is an officer or director or owns any securities of the Issuer. Since its date of incorporation, neither the Issuer nor, to the Issuer’s knowledge, any of its representatives, has, or is presently or has agreed to become, engaged in any conduct that violates in any material respect any applicable Anti-Corruption Laws. Since its date of incorporation, to the Issuer’s knowledge, the Issuer is not conducting and has not conducted, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or for the direct or indirect benefit of or on behalf of any Sanctioned Person (as defined in the Merger Agreement), nor otherwise violated any applicable Sanction (as defined in the Merger Agreement) or Ex-Im Law (as defined in the Merger Agreement).

2.2.20 As of the date hereof, all representations and warranties of the Company that are contained in the Merger Agreement are true and correct in all material respects, to the knowledge of the Issuer after due inquiry.

3. Settlement Date and Delivery; Closing Conditions.

3.1.1 The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transactions and shall occur immediately prior to and is conditional upon the subsequent occurrence of, consummation of the Transactions. Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least four (4) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied or waived (the “Expected Closing Date”), Subscriber shall deliver to the Issuer, no later than one (1) Business Day prior to the Expected Closing Date, (x) the Purchase Price for the Shares by wire transfer

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of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing and (y) such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Shares to Subscriber, including the legal name of the person in whose name the Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or an appropriate duly completed and executed Internal Revenue Service Form W-8. If the Transactions are not consummated on or prior to the fifth (5th) Business Day after the Expected Closing Date, the Issuer shall return the Purchase Price (which shall not include, for the avoidance of doubt, the accrual of any interest) to Subscriber by wire transfer of United States dollars in immediately available funds to an account specified by Subscriber. Notwithstanding such return, Subscriber shall remain obligated to redeliver funds representing the Purchase Price to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice. Unless otherwise agreed by the Company in writing, the Issuer shall deliver the Closing Notice at least four (4) Business Days prior to the date of the Special Meeting. At the Closing, the Issuer shall deliver to Subscriber (i) the Shares in book entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or as set forth herein or in any other agreement between the Issuer and the Subscriber), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and (ii) a copy of the records of the Issuer’s transfer agent showing the Subscriber (or such nominee or custodian) as the owner of the Shares on and as of the Closing. For purposes of this Subscription Agreement, “Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York, New York are authorized or required by law to close. Upon delivery in book-entry form of the Shares to the Subscriber (or its nominee, if applicable), the Purchase Price may be released from escrow.

3.1.2 The obligations of the Issuer to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver by the Issuer in writing) of the conditions that, at the Closing:

(1) all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality which representations and warranties shall be true and correct in all respects) at and as of the Closing, and consummation of the Closing shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Closing; and

(2) Subscriber shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement required to be performed or complied with at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Subscriber to consummate the Closing.

3.1.3 The obligations of the Subscriber to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver by the Subscriber in writing) of the conditions that, at the Closing:

(1) all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or an Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the Closing, and consummation of the Closing shall constitute a reaffirmation of each of the applicable representations, warranties and agreements of the Issuer and the combined company contained in this Subscription Agreement as of the Closing;

(2) the Issuer shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement required to be performed or complied with at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing;

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(3) no suspension of the qualification of the Common Stock for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any such purposes shall have occurred, and the Shares shall have been approved for listing on Nasdaq (subject to official notice of issuance); and

(4) the Merger Agreement shall not have been amended to, and there shall have been no waiver or modification to the Merger Agreement that would, materially and adversely affect the undersigned relative to the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement without the Subscriber’s prior written consent.

3.1.4 The obligations of each of the Issuer and the Subscriber to consummate the transactions contemplated hereunder are subject to the satisfaction of the conditions that, at the Closing:

(1) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award after the date hereof which is then in effect and has the effect of making the Subscription illegal or otherwise prohibiting consummation of the Subscription;

(2) all conditions precedent to the closing of the Transactions set forth in the Merger Agreement, including all necessary approvals of the Issuer’s stockholders and regulatory approvals, if any, shall have been satisfied or waived (other than those conditions that may only be satisfied at the closing of the Transactions, but subject to the satisfaction or waiver of such conditions as of the closing of the Transactions); and

(3) the Transactions shall have been or will be consummated concurrently with the Closing.

4. Registration Statement.

4.1 The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transactions (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Shares (the “Registrable Securities”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof (such date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing a completed and executed selling shareholders questionnaire in customary form to the Issuer that contains the information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Issuer held by Subscriber, and the intended method of disposition of the Registrable Securities to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. Any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4. Unless required under applicable laws and Commission rules, in no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement; provided, that if the Subscriber is required to be so identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw its Registrable Securities from the Registration Statement.

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4.2 In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Issuer shall:

4.2.1 except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption, or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Registrable Securities; (ii) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) and (iii) three years from the date of the effectiveness of the Registration Statement;

4.2.2 advise Subscriber as expeditiously as reasonably possible (and not later than within three (3) Business Days)::

(a) when a Registration Statement or any post-effective amendment thereto has become effective;

(b) after it shall receive notice or obtain knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above may constitute material, nonpublic information regarding the Issuer; Subscriber hereby consents to receipt of any material, non-public information with respect to the occurrence of the events listed in (a) through (d) above;

4.2.3 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.4 upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document, so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

4.2.5 use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer’s Common Stock is then listed.

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4.3 Notwithstanding anything to the contrary in this Subscription Agreement, if the Commission prevents the Issuer from including in the Registration Statement any or all of the Shares due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the Subscriber, the Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, the Issuer shall use commercially reasonable efforts to amend the Registration Statement or file a new Registration Statement to register such Shares not included in the initial Registration Statement.

4.4 Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if it determines that in order for the Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event Issuer’s board of directors reasonably believes would require additional disclosure by Issuer in the Registration Statement of material information that Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of Issuer’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than forty-five (45) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve (12) month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (a) it will immediately discontinue offers and sales of the Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (b) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer as required by law. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (1) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory, or professional requirements, or (B) in accordance with a bona fide pre-existing document retention policy, or (2) to copies stored electronically on archival servers as a result of automatic data back-up.

5. Termination. Except for the provisions of this Section 5 and Section 6, which shall survive any termination hereunder, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) the Merger Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of the Company and each of the parties hereto to terminate this Subscription Agreement and (iii) the date that is six months from the date hereof, if the Closing has not occurred by such date;; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities, or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement (if

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applicable), and any monies paid by the Subscriber to the Issuer in connection herewith shall promptly (and in any event within one (1) Business Day) following a termination be returned to the Subscriber without any deduction for or on account of any tax withholding, charges or set-off, in each case, to the extent permitted by law.

6. Miscellaneous.

6.1 Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order, or cause to be taken, all things necessary, proper or advisable to consummate the Subscription as contemplated by this Subscription Agreement on the terms and conditions described herein no later than immediately prior to the Closing.

6.1.1 Subscriber acknowledges that the Issuer, the Company, and others will rely on the acknowledgments, understandings, agreements, representations, and warranties made by Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the Company if any of the acknowledgments, understandings, agreements, representations, and warranties set forth herein are no longer accurate in all material respects.

6.1.2 Each of the Issuer, Subscriber, and the Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

6.1.3 The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall promptly provide such information as may be reasonably requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Issuer expressly agrees to keep any such information provided by the Subscriber confidential, except as required by the applicable securities laws or pursuant to proceedings of regulatory authorities.

6.1.4 Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

6.1.5 Each of Subscriber and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

6.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(a)	if to Subscriber, to such address or addresses set forth on Subscriber’s signature page hereto;

(b)	if to the Issuer, to:

Good Works Acquisition Corp.

4265 San Felipe

Houston, TX 77027

Attention:     Cary Grossman

Email:           cgrossman@shorelinecapitaladvisors.com

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with a required copy (which copy shall not constitute notice) to:

Schiff Hardin LLP

901 K Street NW Suite 700

Washington, DC 20001]

Attention:     Ralph De Martino

Email:           rdemartino@schiffhardin.com

(c)	if to the Company, to:

Cipher Mining Technologies Inc.

222 Purchase Street, #290

Rye, NY 10580

United States of America

Attn:     Tyler Page

E-mail: Tyler.page@ciphermining.com

with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP

99 Bishopsgate

London, EC2M 3XF

United Kingdom

Attn:       J. David Stewart

       Ryan Maierson

E-mail:   j.david.stewart@lw.com

  ryan.maierson@lw.com

6.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations, and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.4 Modifications; Amendments; Waivers. This Subscription Agreement may not be amended, modified, supplemented, or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement, or waiver is sought and (ii) without the prior written consent of the Company. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereto or the exercise of any other right or power.

6.5 Assignment. Neither this Subscription Agreement nor any rights, interests, or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the Company and the other party hereto (other than the Shares acquired hereunder and then only in accordance with this Subscription Agreement).

6.6 Benefit.

6.6.1 Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants, and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives, and permitted assigns. The parties hereto agree that each of the Company and its subsidiaries are express third-party beneficiaries (the “Beneficiaries”) of this Subscription Agreement. Each of the parties hereto acknowledge and agree that (i) each of the

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Beneficiaries shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement to cause the Issuer to cause, or directly cause, Subscriber to fund the Purchase Price and cause the Closing to occur substantially concurrently with the Transactions, and (ii) without in any way limiting the foregoing, the Company is an express-third party beneficiary of Sections 3 (Closing), 5, (Termination), 6.1 (Further Assurances), 6.4 (Modifications and Amendments), 6.5 (Assignment), 6.11 (Remedies) and 7.2 (Cleansing Statement; Disclosure ) and shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of its rights referenced therein. Each party hereto further agrees that each of the Beneficiaries is an express third-party beneficiary of this Section 6.6 and that none of the parties hereto or any of the Beneficiaries shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.6.1, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond of similar instrument.

6.6.2 Each of the Issuer and Subscriber acknowledges and agrees that (i) this Subscription Agreement is being entered into in order to induce each of the parties to the Merger Agreement to execute and deliver the Merger Agreement and without the representations, warranties, covenants, and agreements of the Issuer and Subscriber hereunder, the Company would not enter into the Merger Agreement, and (ii) each representation, warranty, covenant, and agreement of the Issuer and Subscriber hereunder is being made also for the benefit of the Company and the Beneficiaries.

6.6.3 Each of the Issuer and Subscriber further acknowledge and agree that the Placement Agents are third-party beneficiaries of the representations and warranties of the Issuer and Subscriber contained in this Subscription Agreement.

6.7 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort, or any other theory) or the negotiation, execution, performance, or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflicts of law thereof to the extent they would require or permit the application of laws or statute of limitations of another jurisdiction.

6.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, the “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum, or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2, and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action, or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF

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ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.9 Severability. If any provision of this Subscription Agreement shall be invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.10 No Waiver of Rights, Powers, and Remedies. No failure or delay by a party hereto in exercising any right, power, or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power, or remedy of such party. No single or partial exercise of any right, power, or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power, or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power, or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.11 Remedies.

6.11.1 The parties agree that the Issuer and the Beneficiaries would suffer irreparable damage if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the Issuer and each of the Beneficiaries shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the Issuer and each of the Beneficiaries to cause the parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement (including, for the avoidance of doubt, the right to directly enforce each of the covenants and agreements of Subscriber under this Subscription Agreement). The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law, or inequitable for any reason, and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any Action for which any of the Beneficiaries is being granted an award of money damages, each of the Issuer and Subscriber agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the cash consideration that is or was to be paid to the Company and any Pre-Closing Holder under the Merger Agreement and/or in connection with this Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Merger Agreement and/or this Subscription Agreement.

6.11.2 The parties acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.11.3 In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument, or certificate contemplated hereby, or any transactions contemplated

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hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the reasonable and documented out-of-pocket costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument, or certificate contemplated hereby, and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument, or certificate contemplated hereby or thereby.

6.12 Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants, and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

6.13 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.14 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, email, or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

6.15 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts, and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization, or the like occurring after the date hereof.

6.16 Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation, and agreement of the parties and shall not be construed for or against any party hereto.

7. Cleansing Statement; Disclosure.

7.1 The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the Commission a Current Report on Form 8-K (collectively the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions

F-18

and any other material, nonpublic information that the Issuer, the Company, any of their respective subsidiaries or any of their respective officers, directors, employees, affiliates or agents has provided to the Subscriber at any time. prior to the filing of such Disclosure Document. As of immediately following the filing of the Disclosure Document, to the knowledge of the Issuer, the Subscriber shall not be in possession of any material, non-public information received from the Issuer, the Company, any of their respective subsidiaries or any of their respective officers, directors, employees, affiliates or agents that is not disclosed in the Disclosure Document or in prior filings with the Commission. In addition, effective upon the filing of the Disclosure Document, the Issuer acknowledges and agrees that any and all confidentiality obligations under any agreement, whether written or oral, between the Issuer or any of its agents, on the one hand, and the Subscriber or any of its affiliates, on the other hand, shall terminate and be of no further force or effect.

7.2 Subscriber hereby consents to the publication and disclosure in (i) the Form 8-K filed by the Issuer with the Commission in connection with the execution and delivery of the Merger Agreement, the Proxy Statement, or any other filing with the Commission pursuant to applicable securities laws, in each case, as and (ii) to the extent required by the federal securities laws or, exchange rules, the Commission or any other securities authorities, and (ii) any other filings,documents or communications provided by the Issuer or the Company to any governmental authority or to securityholders of the Issuer, in each case, as and to the extent required by applicable law or the Commission or any other governmental authority, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements, and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer and/or the Company, a copy of this Subscription Agreement. Subscriber will promptly provide any information reasonably requested by the Issuer and/ or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not (and shall cause the Company not to), without the prior written consent of the Subscriber, publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers, in any press release or marketing materials.

8. Trust Account Waiver. Subscriber acknowledges that the Issuer has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Subscriber agrees that (i) it has no right, title, interest, or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest, or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Subscription Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest, or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including any redemption right with respect to any such securities of the Issuer. In the event Subscriber has any Claim against the Issuer under this Subscription Agreement, Subscriber shall pursue such Claim solely against the Issuer and its assets outside the Trust Account and not against the property or any monies in the Trust Account. Subscriber agrees and acknowledges that such waiver is material to this Subscription Agreement and has been specifically relied upon by the Issuer to induce the Issuer to enter into this Subscription Agreement and Subscriber further intends and understands such waiver to be valid, binding, and enforceable under applicable law. In the event Subscriber, in connection with this Subscription Agreement, commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Issuer’s stockholders, whether in the form of monetary damages or injunctive relief, Subscriber shall be obligated to pay to the Issuer all of its legal fees and costs in connection with any such action in the event that the Issuer prevails in such action or proceeding.

F-19

9. Waiver of Sovereign Immunity. With respect to the liability of Subscriber to perform its obligations under this Agreement, with respect to itself or its property, Subscriber:

9.1 agrees that, for purposes of the doctrine of sovereign immunity, the execution, delivery, and performance by it of this Agreement constitutes private and commercial acts done for private and commercial purposes;

9.2 agrees that, should any proceedings be brought against it or its assets in any jurisdiction in relation to this Agreement or any transaction contemplated by this Agreement in accordance with the terms hereof, Subscriber is not entitled to any immunity on the basis of sovereignty in respect of its obligations under this Agreement, and no immunity from such proceedings (including, without limitation, immunity from service of process from suit, from the jurisdiction of any court, from an order or injunction of such court, or the enforcement of same against its assets) shall be claimed by or on behalf of such party or with respect to its assets;

9.3 waives, in any such proceedings, to the fullest extent permitted by law, any right of immunity which it or any of its assets now has or may acquire in the future in any jurisdiction;

9.4 subject to the terms and conditions hereof, consents generally in respect of the enforcement of any judgment or award against it in any such proceedings to the giving of any relief or the issue of any process in any jurisdiction in connection with such proceedings (including, without limitation, pre-judgment attachment, post judgment attachment, the making, enforcement, or execution against or in respect of any assets whatsoever irrespective of their use or intended use of any order or judgment that may be made or given in connection therewith); and

9.5 specifies that, for the purposes of this provision, “assets” shall be taken as excluding “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of the Subscriber.]1

10. Rule 144. From and after such time as the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Issuer to the public without registration are available to holders of the Issuer’s common stock and for so long as the Subscriber holds Shares, the Issuer agrees to use commercially reasonable efforts to:

10.1.1 make and keep public information available, as those terms are understood and defined in Rule 144;

10.1.2 file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

10.1.3 furnish to Subscriber, promptly upon Subscriber’s reasonable request, (i) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer, and (iii) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration.

If in the opinion of counsel to the Issuer, it is then permissible to remove the restrictive legend from the Shares pursuant to Rule 144 under the Securities Act, then at Subscriber’s request, the Issuer will request its transfer agent to remove the legend set forth in Section 2.1.7. In connection therewith, if reasonably required by the Issuer’s transfer agent, the Issuer will, at Subscriber’s sole expense, reasonably promptly cause an opinion of

[1]	Note to Draft: To be included for all sovereign wealth or similar investors.

F-20

counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates, and directions required by the transfer agent from the Issuer or Subscriber that authorize and direct the transfer agent remove the restrictive legend from such Shares; provided, that, notwithstanding the foregoing, the Issuer will not be required to deliver any such opinion, authorization, certificate, or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

[Signature Pages Follow]

F-21

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

GOOD WORKS ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Subscription Agreement]

Accepted and agreed this [●] day of [●], 2021.

SUBSCRIBER:
Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: [●], 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above.)	(Please print. Please indicate name and capacity of person signing above.)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above.)

Email Address:

If there are joint investors, please check one: ☐ Joint Tenants with Rights of Survivorship ☐ Tenants-in-Common ☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip	City, State, Zip

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Shares subscribed for:

Aggregate Purchase Price:

$

You must pay the Purchase Price by wire transfer of U.S. $ in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

[Signature Page to Subscription Agreement]

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

2.	☐ We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

The Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to the Subscriber (Please check the applicable subparagraphs):

☐ The Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and:

☐ is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐ is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”);

☐ is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐ is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐ is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐ is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐ is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act, or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; or

☐ is an investment adviser registered under the Investment Advisers Act;

☐ The Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Subscriber;

☐ The Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐ The Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies2 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

☐ The Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐ The Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

[2]

“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor)

Rule 501(a) of Regulation D under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;

☐	Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, partnership, or limited liability company, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

☐	Any entity in which all of the equity owners are institutional “accredited investors.”

☐

Any entity, of a type not listed in paragraphs a(1), a(2), a(3), a(7), or (a)(8) of Rule 501(a) of Regulation D under the Securities Act, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; or

☐

Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1 million.

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

☐	Any entity in which all of the equity owners are accredited investors as determined under any of the two immediately preceding sections above.

Annex G

Execution Version

BITFURY SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 4th day of March, 2021, by and among Good Works Acquisition Corp., a Delaware corporation (the “Issuer”), and the undersigned (“Subscriber”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, the Issuer, Cipher Mining Technologies, Inc., a Delaware corporation (the “Company”), and the other parties named therein will concurrently with the execution of this Subscription Agreement, enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, modified, supplemented, or waived from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which the Issuer, its merger subsidiary and the Company shall enter into a business combination transaction, with the Company surviving as the surviving entity, on the terms and subject to the conditions set forth therein (together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the common stock of the Issuer, par value $0.001 per share (the “Common Stock”), set forth on Subscriber’s signature page hereto (the “Shares”) for a purchase price of $10.00 per share, for the aggregate purchase price set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, with such payment comprising a benefit-in-kind commitment (such benefit-in-kind as may be provided from time to time), all on the terms and conditions set forth herein; and

WHEREAS, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) (each, an “Other Subscriber”) have, severally and not jointly, entered into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), pursuant to which such Other Subscribers have agreed to purchase Common Stock on the Closing Date at the same per share purchase price as the Subscriber, and the aggregate amount of securities to be sold by the Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements equals, as of the date hereof, 42,500,000 shares of Common Stock and the aggregate value of the consideration received by the Issuer in connection with the purchase and sale of the Shares equals $425,000,000.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing, Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price the Shares (such subscription and issuance, the “Subscription”).

2. Representations, Warranties, and Agreements.

2.1 Subscriber’s Representations, Warranties, and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer as follows:

2.1.1 Subscriber has been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver, and perform its obligations under this Subscription Agreement.

2.1.2 This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. Assuming that this Subscription Agreement has been duly authorized, executed and delivered by the Issuer, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith, and fair dealing with respect to those jurisdictions that recognize such concepts).

2.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge, or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries, if any, pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license, or other agreement or instrument to which Subscriber or any of its subsidiaries, if any, is a party, or by which Subscriber or any of its subsidiaries, if any, is bound or to which any of the property or assets of Subscriber or any of its subsidiaries, if any, is subject, which would reasonably be expected to have an adverse effect on the ability of Subscriber to enter into and timely perform its obligations under, this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries, if any, or (iii) result in any violation of any law, statute or any judgment, order, rule, regulation or other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries, if any, or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4 Subscriber is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance of this Subscription Agreement.

2.1.5 Subscriber is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) satisfying the applicable requirements set forth on Schedule I attached hereto, (ii) an institutional account as defined in FINRA Rule 4512(c), (iii) acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties, and agreements herein on behalf of each owner of each such account, and (iv) not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I attached hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

2.1.6 Subscriber is a sophisticated investor, experienced in investing in securities transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and has exercised independent judgment in evaluating its participation in the purchase of the Shares.

2.1.7 Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. Subscriber understands that the Shares may not be resold, transferred, pledged, or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act, or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Shares (if any) shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, or transfer of any of the Shares.

2.1.8 Subscriber understands and agrees that Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants, or agreements made to Subscriber by the Issuer, the Company, the Placement Agents (as defined below) or any of their respective affiliates, officers or directors, expressly or by implication, other than those representations, warranties, covenants, and agreements expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth in this Subscription Agreement.

2.1.9 Subscriber represents and warrants that it (i) is purchasing the Shares for investment, (ii) has no current plan or intention to dispose of or otherwise transfer the Shares and (iii) is under no binding agreement to dispose of or otherwise transfer the Shares.

2.1.10 If Subscriber is an employee benefit plan that is subject to Title 1 of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Subscriber represents and warrants that its acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISAthe Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law. In making its decision to purchase the Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and the Issuer’s representations, warranties and agreements in Section 2.2 hereof. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone other than the Issuer concerning the Issuer, the Company or the Shares or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber has received access to and has had an adequate opportunity to review such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, the Company, and the Transactions and has made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Shares. Subscriber acknowledges that it has reviewed the SEC Documents (as defined below). Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers, and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed reasonably necessary to make an investment decision with respect to the Shares. Subscriber acknowledges that the Placement Agents (as defined below) and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Issuer and/or the Company. Subscriber acknowledges that (i) it has not relied on any statements or other information provided by any Placement Agent or any of the Placement Agents’ respective affiliates with respect to its decision to invest in the Shares, including information related to the Issuer, the Company, the Shares and the offer and sale of the Shares, (ii) none of the Placement Agents or any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Shares and (iii) in connection with the issue and purchase of the Shares, none of the Placement Agents has acted as the Subscriber’s financial advisor or fiduciary.

2.1.11 Subscriber became aware of this offering of the Shares solely by means of direct contact between Subscriber and the Issuer or its representative. Subscriber has a pre-existing substantive relationship (as interpreted in guidance from the Commission (as defined below) under the Securities Act) with the Issuer or its representative, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or its representative. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that it has not become aware of this offering (i) by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act, or (ii) in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.1.12 Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber is able to fend for itself in the transactions contemplated herein, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal, and tax advice as Subscriber has considered necessary to make an informed investment decision. The Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

2.1.13 Alone, or together with any professional advisor(s), if any, Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.14 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

2.1.15 Neither Subscriber nor any of its directors, officers, employees or other persons acting on behalf of Subscriber for the purposes of this Subscription Agreement is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any other Executive Order issued by the President of the United States and administered by OFAC (collectively, “OFAC Lists”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided, that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

2.1.16 If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA), or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S., or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account, or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that neither the Issuer nor any of its affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold, or transfer the Shares.

2.1.17 Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision), including any group acting for the purpose of acquiring, holding, or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.18 The Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at the Subscriber’s direction or pursuant to any understanding with the Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, including all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage or other similar financing arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers, of the Common Stock or the Shares until the consummation of the Transactions (or such earlier termination of this Subscription Agreement in accordance with its terms).

2.1.19 No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Issuer as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of Shares hereunder.

2.1.20 Subscriber is an entity having total liquid assets and net assets in excess of the Purchase Price as of the date hereof and as of each date the Purchase Price would be required to be paid to the Issuer pursuant to Section 3.

2.1.21 The Subscriber hereby acknowledges that it has been informed that (a) each of J.P. Morgan Securities LLC (“J.P. Morgan”) and Wells Fargo Securities, LLC (“Wells Fargo” and together with J.P. Morgan, in their respective capacities as placement agents with respect to the issuance and sale of the Shares pursuant to this Subscription Agreement and the Other Subscription Agreements, the “Placement Agents”) is each acting solely as Placement Agent in connection with the Transactions and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for the undersigned, the Company or any other person or entity in connection with the Transactions, (b) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transactions, (c) the Placement Agents will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transactions, and (d) the Placement Agents shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transactions.

2.1.22 No broker, finder, or other financial consultant has acted on behalf of or at the direction of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer, the Company or any of their respective subsidiaries.

2.2 Issuer’s Representations, Warranties, and Agreements. For purposes of this Section 2.2, the term “Issuer” shall refer to the Issuer as of the date hereof and, for purposes of only the representations contained in Sections 2.2.5, 2.2.9, 2.2.15, 2.2.17 and 2.2.18 and to the extent such representations and warranties are made as of the Closing, the combined company after giving effect to the Transactions. To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

2.2.1 The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Delaware General Corporation Law (“DGCL”), with corporate power and authority to own, lease, and operate its properties and conduct its business as presently conducted and to enter into, deliver, and perform its obligations under this Subscription Agreement.

2.2.2 The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares will be free and clear of any liens or other restrictions whatsoever in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Shares will be validly issued, fully paid, and non-assessable, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL or otherwise.

2.2.3 This Subscription Agreement has been duly authorized and validly executed and delivered by the Issuer and, assuming that this Subscription Agreement has been duly authorized, executed and delivered by Subscriber, is the valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity (including concepts of materiality, reasonableness, good faith, and fair dealing with respect to those jurisdictions that recognize such concepts).

2.2.4 The execution, delivery, and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), issuance and sale of the Shares, and the consummation of the Transactions and certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge, or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license, or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer or any of its subsidiaries is subject, which would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) or a material adverse effect on the assets, business, results of operation or financial operations of the Issuer and its subsidiaries, taken as a whole (including the combined company after giving effect to the Transaction), or prevents, materially impairs, materially delays or materially impedes the legal authority of the Issuer to enter into and timely perform its obligations under this Subscription Agreement or the Merger Agreement or to consummate the Transactions or the validity or enforceability of the Shares (collectively, an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries, or (iii) result in any violation of any law, statute or any judgment, order, rule, regulation or other legally enforceable requirement of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries or any of its and their respective properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5 The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or self-regulatory organization in connection with the execution, delivery and performance of this Subscription Agreement or the Transactions (including, without limitation, the issuance of the Shares), other than (i) filings with the Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state securities laws, (iii) any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or similar antitrust laws, (iv) filings required by Nasdaq Stock Market LLC (“Nasdaq”), including with respect to obtaining Issuer stockholder approval, (v) consents, waivers, authorizations or filings that have been obtained or made on or prior to the Subscription, and (vi) where the failure of which to obtain would not reasonably be expected to have an Issuer Material Adverse Effect or have a material adverse effect on the Issuer’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Shares.

2.2.6 Concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into the Other Subscription Agreements providing for the sale of an aggregate of 42,500,000 Shares for an aggregate value equal to $425,000,000 (including the Shares purchased and sold under this Subscription Agreement). There are no Other Subscription Agreements, side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Subscriber or any other investor or potential investor with respect to the purchase of equity securities of the Issuer (other than pursuant to the Merger Agreement) which include economic terms that are materially more advantageous to any such Other Subscriber, investor or potential investor (as compared to Subscriber).

2.2.7 Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement and each of the Other Subscription Agreements, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber and the Other Subscribers pursuant to the Other Subscription Agreements.

2.2.8 The Issuer is, and since its date of incorporation, has been, operating in all material respects in a manner that is customary for businesses similar to the Issuer, and the Issuer is conducting and, since its date of incorporation, has conducted its business in material compliance with all applicable laws.

2.2.9 The Issuer is in compliance with all applicable laws, except where such non-compliance would not have a Material Adverse Effect. The Issuer has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, have an Issuer Material Adverse Effect.

2.2.10 The issued and outstanding shares of Common Stock of the Issuer are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GWAC” (it being understood that the trading symbol will be changed in connection with the Closing). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by Nasdaq or the Commission, respectively, to prohibit or terminate the listing of the Issuer’s Common Stock on Nasdaq or to deregister the Common Stock under the Exchange Act. The Issuer has taken no action that is designed to terminate, or that would reasonably be expected to result in the termination of the registration of the Common Stock under the Exchange Act.

2.2.11 The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct, and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement, and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”). None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. There are, and upon Closing there shall be, no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.2.12 The Proxy Statement (as defined in the Merger Agreement), when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.2.13 As of the date hereof and as of immediately prior to the Transactions, the authorized capital stock of the Issuer is 100,000,000 shares, consisting of (a) 100,000,000 shares of Common Stock, par value $0.001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Shares”). As of the date hereof: (i) no Preferred Shares are issued and outstanding; (ii) 21,478,000 shares of Common Stock are issued and outstanding; and (iii) 8,614,000 warrants to purchase shares of Common Stock (the “Warrants”) are outstanding. All (A) issued and outstanding shares of Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements and the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any shares of Common Stock, or any other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares or the shares to be issued pursuant to any Other Subscription Agreement, that have not been or will not be validly waived on or prior to the Closing Date.

2.2.14 The Issuer is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940.

2.2.15 Neither the Issuer nor, to the knowledge of the Issuer, any of its officers, in their capacities as such, or the Company, is the subject of or engaged in any action before a governmental authority, arbitration or other dispute resolution process before a third party unrelated to the dispute, whether as claimant, defendant or otherwise, and no such litigation, arbitration or dispute resolution process is pending or threatened in writing on the date hereof, in each case, that would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. As of the date hereof, the Issuer is not, nor to the knowledge of the Issuer is any of its officers, in their capacities as such, or the Company, subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any disputes or claims, in each case, that would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. As of the date of this Subscription Agreement, neither the Issuer nor the Company is a party to or subject to the provisions of any outstanding or unsatisfied judgment, order, writ, injunction, decree or award of any governmental authority (except if generally applicable without the Issuer being named therein) that would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

2.2.16 Other than to the Placement Agents, no broker, finder, or other financial consultant has acted on behalf of or at the direction of the Issuer in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

2.2.17 Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Shares, and are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.18 Except as would not reasonably be expected to have an Issuer Material Adverse Effect, (i) the Issuer and its subsidiaries own or possess valid and adequate rights to use any and all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) used in or necessary for the conduct of their respective businesses as presently conducted and as described and as proposed to be conducted, in the SEC Documents, (ii) the conduct of their respective businesses does not conflict in any material respect with any such rights of others, and (iii) the Issuer and its subsidiaries have not received any written notice of any claim of infringement, misappropriation or violation of, or conflict with, any intellectual property right of others.

2.2.19 Since its date of incorporation, neither the Issuer nor, to the Issuer’s knowledge, any of its representatives, have directly or indirectly paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other government official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any governmental authority to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation in any material respect any Anti-Corruption Laws (as defined in the Merger Agreement). The Issuer (x) has instituted policies and procedures designed to ensure compliance with the Anti-Corruption Laws and other anti-bribery, anti-corruption and anti-money laundering laws in each jurisdiction in which the Issuer operates and (y) has maintained such policies and procedures in force. To the Issuer’s knowledge, no government official nor any of his or her immediate family members is an officer or director or owns any securities of the Issuer. Since its date of incorporation, neither the Issuer nor, to the Issuer’s knowledge, any of its representatives, has, or is presently or has agreed to become, engaged in any conduct that violates in any material respect any applicable Anti-Corruption Laws. Since its date of incorporation, to the Issuer’s knowledge, the Issuer is not conducting and has not conducted, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or for the direct or indirect benefit of or on behalf of any

Sanctioned Person (as defined in the Merger Agreement), nor otherwise violated any applicable Sanction (as defined in the Merger Agreement) or Ex-Im Law (as defined in the Merger Agreement).

2.2.20 As of the date hereof, all representations and warranties of the Company that are contained in the Merger Agreement are true and correct in all material respects, to the knowledge of the Issuer after due inquiry.

3. Settlement Date and Delivery; Closing Conditions.

3.1 The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transactions and shall occur immediately prior to and is conditional upon the subsequent occurrence of, consummation of the Transactions. Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least four (4) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied or waived (the “Expected Closing Date”), Subscriber shall, no later than one (1) Business Day prior to the Expected Closing Date, (x) have entered into that certain master services and supply agreement with the Issuer setting forth the Subscriber’s benefit-in-kind commitment as payment for the Purchase Price for the Shares and (y) deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Shares to Subscriber, including the legal name of the person in whose name the Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or an appropriate duly completed and executed Internal Revenue Service Form W-8. Unless otherwise agreed by the Company in writing, the Issuer shall deliver the Closing Notice at least four (4) Business Days prior to the date of the Special Meeting. At the Closing, the Issuer shall deliver to Subscriber (i) the Shares in book entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or as set forth herein or in any other agreement between the Issuer and the Subscriber), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and (ii) a copy of the records of the Issuer’s transfer agent showing the Subscriber (or such nominee or custodian) as the owner of the Shares on and as of the Closing. For purposes of this Subscription Agreement, “Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York, New York are authorized or required by law to close.

3.1.1 The obligations of the Issuer to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver by the Issuer in writing) of the conditions that, at the Closing:

(1) all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality which representations and warranties shall be true and correct in all respects) at and as of the Closing, and consummation of the Closing shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements of such party contained in this Subscription Agreement as of the Closing; and

(2) Subscriber shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement required to be performed or complied with at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Subscriber to consummate the Closing.

3.1.2 The obligations of the Subscriber to consummate the transactions contemplated hereunder are subject to the satisfaction (or waiver by the Subscriber in writing) of the conditions that, at the Closing:

(1) all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or an Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) at and as of the

Closing, and consummation of the Closing shall constitute a reaffirmation of each of the applicable representations, warranties and agreements of the Issuer and the combined company contained in this Subscription Agreement as of the Closing;

(2) the Issuer shall have performed or complied in all material respects with all agreements and covenants required by this Subscription Agreement required to be performed or complied with at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing;

(3) no suspension of the qualification of the Common Stock for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any such purposes shall have occurred, and the Shares shall have been approved for listing on Nasdaq (subject to official notice of issuance); and

(4) the Merger Agreement shall not have been amended to, and there shall have been no waiver or modification to the Merger Agreement that would, materially and adversely affect the undersigned relative to the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement without the Subscriber’s prior written consent.

3.1.3 The obligations of each of the Issuer and the Subscriber to consummate the transactions contemplated hereunder are subject to the satisfaction of the conditions that, at the Closing:

(1) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award after the date hereof which is then in effect and has the effect of making the Subscription illegal or otherwise prohibiting consummation of the Subscription;

(2) all conditions precedent to the closing of the Transactions set forth in the Merger Agreement, including all necessary approvals of the Issuer’s stockholders and regulatory approvals, if any, shall have been satisfied or waived (other than those conditions that may only be satisfied at the closing of the Transactions, but subject to the satisfaction or waiver of such conditions as of the closing of the Transactions); and

(3) the Transactions shall have been or will be consummated concurrently with the Closing.

4. Registration Statement.

4.1 The Issuer agrees that, Subscriber may make a written demand for a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective (a “Registration”), for resale of the Shares (the “Registrable Securities”), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). Following a Demand Registration, the Subscriber shall be entitled to have its Registrable Securities included in a Registration pursuant to a Demand Registration and the Issuer shall file, as soon thereafter as practicable, but not more than thirty (30) days immediately after the Issuer’s receipt of the Demand Registration (the “Filing Date”), the Registration of all Registrable Securities requested by the Subscriber pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than one (1) Demand Registrations under this Agreement with respect to any or all of the Registrable Securities; provided, however, that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Subscriber to be registered on behalf of the Subscriber in such Form S-1 Registration have been sold. The

Subscriber shall not have any right to a Demand Registration before the day that is 30 days before the expiration of the Lock-Up Period (as defined below).

4.2 The Subscriber shall have the right to withdraw from a Registration pursuant to a Demand Registration for any or no reason whatsoever upon written notification to the Issuer and the underwriter or underwriters (if any) of its intention to withdraw from such Registration at least three (3) business days prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of the Registrable Securities pursuant to such Demand Registration (or in the case of an underwritten registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering).

4.3 The Issuer shall use its commercially reasonable efforts to have the registration statement with respect to the Registrable Securities (the “Registration Statement”) declared effective as soon as practicable after the filing thereof (such date, the “Effectiveness Date”), provided that no request to accelerate effectiveness of such Registration Statement shall be made prior to the end of the Lock-Up Period (as defined below) and; provided, further, that the Issuer’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing a completed and executed selling shareholders questionnaire in customary form to the Issuer that contains the information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Issuer held by Subscriber, and the intended method of disposition of the Registrable Securities to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided that, except pursuant to this Agreement, the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. Any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4. Unless required under applicable laws and Commission rules, in no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement; provided, that if the Subscriber is required to be so identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw its Registrable Securities from the Registration Statement.

4.4 In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Issuer shall:

4.4.1 except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption, or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Registrable Securities; (ii) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) and (iii) three years from the date of the effectiveness of the Registration Statement;

4.4.2 advise Subscriber as expeditiously as reasonably possible (and not later than within three (3) Business Days)::

(a) when a Registration Statement or any post-effective amendment thereto has become effective;

(b) after it shall receive notice or obtain knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above may constitute material, nonpublic information regarding the Issuer; Subscriber hereby consents to receipt of any material, non-public information with respect to the occurrence of the events listed in (a) through (d) above;

4.4.3 use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.4.4 upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document, so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

4.4.5 use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer’s Common Stock is then listed.

4.5 Notwithstanding anything to the contrary in this Subscription Agreement, if the Commission prevents the Issuer from including in the Registration Statement any or all of the Shares due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the Subscriber, the Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. In such event, as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, the Issuer shall use commercially reasonable efforts to amend the Registration Statement or file a new Registration Statement to register such Shares not included in the initial Registration Statement.

4.6 Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if it determines that in order for the Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event Issuer’s board of directors reasonably believes would require additional disclosure by Issuer in the Registration Statement of material information that Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of Issuer’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than forty-five (45) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve (12) month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (a) it will immediately discontinue offers and sales of the Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (b) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer as required by law. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (1) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory, or professional requirements, or (B) in accordance with a bona fide pre-existing document retention policy, or (2) to copies stored electronically on archival servers as a result of automatic data back-up.

5. Lock-Up.

5.1 For purposes of this Section 4:

5.1.1 The term “Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise;

5.1.2 the term “Permitted Transferees” means any Person to whom the Subscriber is permitted to transfer the Shares prior to the expiration of the Lock-up Period pursuant to Section 4.2;

5.1.3 the term “Lock-Up Period” means the period beginning on the Closing Date and ending on the date that is six (6) months after the Closing Date;

5.1.4 the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

5.2 Notwithstanding the restriction set forth in Section 4.3, the Subscriber or its Permitted Transferees may Transfer the Shares during the Lock-Up Period (i) to Subscriber’s officers or directors, (ii) to any Affiliates of the Subscriber; (iii) in respect of (i) or (ii), in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (iv) in respect of (i), (ii) or (iii), in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (v) by virtue of the laws of the State of Delaware.

5.3 The Subscriber hereby agrees that it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Shares during the Lock-Up Period.

5.4 If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and the Issuer shall refuse to recognize any such transferee of the Shares as one of its equity holders for any purpose. In order to enforce this Section 4, the Issuer may impose stop-transfer instructions with respect to the Shares (and any permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(a) During the Lock-Up Period, each certificate (if any are issued) evidencing any Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT, DATED AS OF MARCH 4, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(b) For the avoidance of any doubt, the Subscriber shall retain all of its rights as a shareholder of the Issuer with respect to the Shares during the Lock-Up Period, including the right to vote any Shares.

5.5 Pursuant that certain registration rights agreement among the Issuer and the Subscriber, among others, to be entered into contemporaneously with Closing, the Issuer will grant certain registration rights to the Subscriber for resale of the Shares under the Securities Act.

6. Termination. Except for the provisions of this Section 5 and Section 6, which shall survive any termination hereunder, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) the Merger Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of the Company and each of the parties hereto to terminate this Subscription Agreement and (iii) the date that is six months from the date hereof, if the Closing has not occurred by such date;; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities, or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement (if applicable), and any monies paid by the Subscriber to the Issuer in connection herewith shall promptly (and in any event within one (1) Business Day) following a termination be returned to the Subscriber without any deduction for or on account of any tax withholding, charges or set-off, in each case, to the extent permitted by law.

7. Miscellaneous.

7.1 Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order, or cause to be taken, all things necessary, proper or advisable to consummate the Subscription as contemplated by this Subscription Agreement on the terms and conditions described herein no later than immediately prior to the Closing.

7.1.1 Subscriber acknowledges that the Issuer, the Company, and others will rely on the acknowledgments, understandings, agreements, representations, and warranties made by Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the Company if any of the acknowledgments, understandings, agreements, representations, and warranties set forth herein are no longer accurate in all material respects.

7.1.2 Each of the Issuer, Subscriber, and the Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

7.1.3 The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall promptly provide such information as may be reasonably requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Issuer expressly agrees to keep any such information provided by the Subscriber confidential, except as required by the applicable securities laws or pursuant to proceedings of regulatory authorities.

7.1.4 Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

7.1.5 Each of Subscriber and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper, or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

7.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(a)	if to Subscriber, to such address or addresses set forth on Subscriber’s signature page hereto;

(b)	if to the Issuer, to:

Good Works Acquisition Corp.

4265 San Felipe

Houston, TX 77027

Attention:	Cary Grossman
Email:	cgrossman@shorelinecapitaladvisors.com

with a required copy (which copy shall not constitute notice) to:

Schiff Hardin LLP

901 K Street NW Suite 700

Washington, DC 20001

Attention:	Ralph De Martino
Email:	rdemartino@schiffhardin.com

(c)	if to the Company, to:

Cipher Mining Technologies Inc.

222 Purchase Street, #290

Rye, NY 10580

United States of America

Attn:	Tyler Page
E-mail:	Tyler.page@ciphermining.com

with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Attn:	J. David Stewart

        Ryan Maierson

E-mail:	j.david.stewart@lw.com

         ryan.maierson@lw.com

7.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations, and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

7.4 Modifications; Amendments; Waivers. This Subscription Agreement may not be amended, modified, supplemented, or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement, or waiver is sought and (ii) without the prior written consent of the Company. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereto or the exercise of any other right or power.

7.5 Assignment. Neither this Subscription Agreement nor any rights, interests, or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the Company and the other party hereto (other than the Shares acquired hereunder and then only in accordance with this Subscription Agreement).

7.6 Benefit.

7.6.1 Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants, and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives, and permitted assigns. The parties hereto agree that each of the Company and its subsidiaries are express third-party beneficiaries (the “Beneficiaries”) of this Subscription Agreement. Each of the parties hereto acknowledge and agree that (i) each of the Beneficiaries shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement to cause the Issuer to cause, or directly cause, Subscriber to pay the Purchase Price and cause the Closing to occur substantially concurrently with the Transactions, and (ii) without in any way limiting the foregoing, the Company is an express-third party beneficiary of Sections 3 (Closing), 5, (Termination), 6.1 (Further Assurances), 6.4 (Modifications and Amendments), 6.5 (Assignment), 6.11 (Remedies) and 7.2 (Cleansing Statement; Disclosure ) and shall be entitled to seek and obtain equitable relief, without proof of actual damages, including an injunction or injunctions or order for specific performance to prevent breaches of its rights referenced therein. Each party hereto further agrees that each of the Beneficiaries is an express third-party beneficiary of this Section 6.6 and that none of the parties hereto or any of the Beneficiaries shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.6.1, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond of similar instrument.

7.6.2 Each of the Issuer and Subscriber acknowledges and agrees that (i) this Subscription Agreement is being entered into in order to induce each of the parties to the Merger Agreement to execute and deliver the Merger Agreement and without the representations, warranties, covenants, and agreements of the Issuer and Subscriber hereunder, the Company would not enter into the Merger Agreement, and (ii) each representation, warranty, covenant, and agreement of the Issuer and Subscriber hereunder is being made also for the benefit of the Company and the Beneficiaries.

7.6.3 Each of the Issuer and Subscriber further acknowledge and agree that the Placement Agents are third-party beneficiaries of the representations and warranties of the Issuer and Subscriber contained in this Subscription Agreement.

7.7 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort, or any other theory) or the negotiation, execution, performance, or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflicts of law thereof to the extent they would require or permit the application of laws or statute of limitations of another jurisdiction.

7.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, the “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum, or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2, and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action, or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

7.9 Severability. If any provision of this Subscription Agreement shall be invalid, illegal, or unenforceable, the validity, legality, or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.10 No Waiver of Rights, Powers, and Remedies. No failure or delay by a party hereto in exercising any right, power, or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power, or remedy of such party. No single or partial exercise of any right, power, or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power, or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power, or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.11 Remedies.

7.11.1 The parties agree that the Issuer and the Beneficiaries would suffer irreparable damage if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the Issuer and each of the Beneficiaries shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the Issuer and each of the Beneficiaries to cause the parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement (including, for the avoidance of doubt, the right to directly enforce each of the covenants and agreements of Subscriber under this Subscription Agreement). The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law, or inequitable for any reason, and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any Action for which any of the Beneficiaries is being granted an award of money damages, each of the Issuer and Subscriber agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the cash consideration that is or was to be paid to the Company and any Pre-Closing Holder under the Merger Agreement and/or in connection with this Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Merger Agreement and/or this Subscription Agreement.

7.11.2 The parties acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

7.11.3 In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument, or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the reasonable and documented out-of-pocket costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument, or certificate contemplated hereby, and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument, or certificate contemplated hereby or thereby.

7.12 Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants, and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

7.13 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.14 Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, email, or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.15 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts, and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization, or the like occurring after the date hereof.

7.16 Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation, and agreement of the parties and shall not be construed for or against any party hereto.

8. Cleansing Statement; Disclosure.

8.1 The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the Commission a Current Report on Form 8-K (collectively the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material, nonpublic information that the Issuer, the Company, any of their respective subsidiaries or any of their respective officers, directors, employees, affiliates or agents has provided to the Subscriber at any time. prior to the filing of such Disclosure Document. As of immediately following the filing of the Disclosure Document, to the knowledge of the Issuer, the Subscriber shall not be in possession of any material, non-public information received from the Issuer, the Company, any of their respective subsidiaries or any of their respective officers, directors, employees, affiliates or agents that is not disclosed in the Disclosure Document or in prior filings with the Commission. In addition, effective upon the filing of the Disclosure Document, the Issuer acknowledges and agrees that any and all confidentiality obligations under any agreement, whether written or oral, between the Issuer or any of its agents, on the one hand, and the Subscriber or any of its affiliates, on the other hand, shall terminate and be of no further force or effect.

8.2 Subscriber hereby consents to the publication and disclosure in (i) the Form 8-K filed by the Issuer with the Commission in connection with the execution and delivery of the Merger Agreement, the Proxy

Statement, or any other filing with the Commission pursuant to applicable securities laws, in each case, as and (ii) to the extent required by the federal securities laws or, exchange rules, the Commission or any other securities authorities, and (iii) any other filings, documents or communications provided by the Issuer or the Company to any governmental authority or to securityholders of the Issuer, in each case, as and to the extent required by applicable law or the Commission or any other governmental authority, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements, and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer and/or the Company, a copy of this Subscription Agreement. Subscriber will promptly provide any information reasonably requested by the Issuer and/ or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission). Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not (and shall cause the Company not to), without the prior written consent of the Subscriber, publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers, in any press release or marketing materials.

9. Trust Account Waiver. Subscriber acknowledges that the Issuer has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Subscriber agrees that (i) it has no right, title, interest, or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest, or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Subscription Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest, or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including any redemption right with respect to any such securities of the Issuer. In the event Subscriber has any Claim against the Issuer under this Subscription Agreement, Subscriber shall pursue such Claim solely against the Issuer and its assets outside the Trust Account and not against the property or any monies in the Trust Account. Subscriber agrees and acknowledges that such waiver is material to this Subscription Agreement and has been specifically relied upon by the Issuer to induce the Issuer to enter into this Subscription Agreement and Subscriber further intends and understands such waiver to be valid, binding, and enforceable under applicable law. In the event Subscriber, in connection with this Subscription Agreement, commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Issuer’s stockholders, whether in the form of monetary damages or injunctive relief, Subscriber shall be obligated to pay to the Issuer all of its legal fees and costs in connection with any such action in the event that the Issuer prevails in such action or proceeding.

10. Rule 144. From and after such time as the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Issuer to the public without registration are available to holders of the Issuer’s common stock and for so long as the Subscriber holds Shares, the Issuer agrees to use commercially reasonable efforts to:

10.1 make and keep public information available, as those terms are understood and defined in Rule 144;

10.2 file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

10.3 furnish to Subscriber, promptly upon Subscriber’s reasonable request, (i) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer, and (iii) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration.

If in the opinion of counsel to the Issuer, it is then permissible to remove the restrictive legend from the Shares pursuant to Rule 144 under the Securities Act, then at Subscriber’s request, the Issuer will request its transfer agent to remove the legend set forth in Section 2.1.6. In connection therewith, if reasonably required by the Issuer’s transfer agent, the Issuer will, at Subscriber’s sole expense, reasonably promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates, and directions required by the transfer agent from the Issuer or Subscriber that authorize and direct the transfer agent remove the restrictive legend from such Shares; provided, that, notwithstanding the foregoing, the Issuer will not be required to deliver any such opinion, authorization, certificate, or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

GOOD WORKS ACQUISITION CORP.

By:	/s/ Cary Grossman
Name:	Cary Grossman
Title:	President

[Signature Page to Subscription Agreement]

Accepted and agreed this 4th day of March, 2021.

SUBSCRIBER:

Signature of Subscriber:		Signature of Joint Subscriber, if applicable:

By:	/s/ Oleg Blinkov	By:
Name:	Oleg Blinkov	Name:
Title:	Managing Director	Title:

Date: March 4, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

BITFURY TOP HOLDCO B.V.
(Please print. Please indicate name and capacity of person signing above.)	(Please print. Please indicate name and capacity of person signing above.)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above.)

Email Address:

Oleg.blinkov@bitfury.com

If there are joint investors, please check one: ☐ Joint Tenants with Rights of Survivorship ☐ Tenants-in-Common ☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

Strawinskylaan 3051

1077ZX Amsterdam, The Netherlands
City, State, Zip	City, State, Zip

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Shares subscribed for:

Five million (5,000,000)

Aggregate Purchase Price:

$50,000,000.00

[Signature Page to Subscription Agreement]

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

  (Please check the applicable subparagraphs):

1.

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

2.	☐ We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS

  (Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

The Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to the Subscriber (Please check the applicable subparagraphs):

☐ The Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and:

☐ is an insurance company as defined in section 2(a)(13) of the Securities Act;

☐ is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

☐ is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”);

☐ is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

☐ is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);

☐ is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

☐ is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);

☐ is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act, or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; or

☐ is an investment adviser registered under the Investment Advisers Act;

☐ The Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Subscriber;

☐ The Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐ The Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

☐ The Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐ The Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

[1]

“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor)

Rule 501(a) of Regulation D under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;

☐	Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, partnership, or limited liability company, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

☐	Any entity in which all of the equity owners are institutional “accredited investors.”

☐

Any entity, of a type not listed in paragraphs a(1), a(2), a(3), a(7), or (a)(8) of Rule 501(a) of Regulation D under the Securities Act, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; or

☐

Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1 million.

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

☐	Any entity in which all of the equity owners are accredited investors as determined under any of the two immediately preceding sections above.

Annex H

Final Form

FORM OF

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2021, is made and entered into by and among GOOD WORKS ACQUISITION CORP., a Delaware corporation (the “Company”), I-B GOOD WORKS, LLC, a Delaware limited liability company (the “Sponsor”), GW SPONSOR 2, LLC, and the parties listed on Schedule A hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively, the “Holders”).

RECITALS

WHEREAS, on October 19, 2020, the Company, the Sponsor, GW Sponsor 2, LLC, and the other holders party thereto (each such party, together with the Sponsor and GW Sponsor 2, LLC, the “Existing Holders”) entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted to the Existing Holders certain registration rights with respect to certain securities of the Company held by the Existing Holders;

WHEREAS, the Company, the Initial Stockholders (as defined below), and the Sponsor have entered into securities subscription agreements pursuant to which such parties purchased an aggregate of 4,312,500 shares of Common Stock (the “Founder Shares”);

WHEREAS, on August 21, 2020, the Company entered into securities subscription agreements (the “Anchor Subscription Agreements”) with certain funds and accounts managed by Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital, Inc., and Polar Asset Management Partners Inc., (collectively, the “Anchor Investors”), pursuant to which the Anchor Investors agreed to purchase from the Company an aggregate of 1,355,000 Founder Shares for an aggregate purchase price of $7,855 or approximately $0.006 per share;

WHEREAS, pursuant to the Anchor Subscription Agreements, the Anchor Investors agreed to purchase an aggregate of 228,000 private placement units at a price of $10.00 per unit (the “Private Placement Units”), each Private Placement Unit consisting of one share of Common Stock and one-half of one redeemable warrant (the “Private Placement Warrants,” together with the Private Placement Units, the “Private Placement Securities”), in private placement transactions occurring simultaneously with the closing of the Company’s initial public offering;

WHEREAS, on October 6, 2020, the Company entered into a subscription agreement with GW Sponsor 2, LLC, pursuant to which GW Sponsor 2, LLC agreed to purchase from the Company an aggregate of 562,500 Founder Shares for an aggregate purchase price of $163,125 or $0.29 per share;

WHEREAS, in order to finance the Company’s transaction costs in connection with the Merger, the Sponsor or an affiliate of the Sponsor or certain shareholders, officers and directors of the Company may loan to the Company funds as the Company may require, of which up to $1,500,000 of such loans may be convertible into private placement-equivalent units (“Working Capital Units”) at a price of $10.00 per unit at the option of the lender;

WHEREAS, the Company, Cipher Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) and Cipher Mining Technologies Inc., a Delaware corporation (“Target”) have entered into that certain Agreement and Plan of Merger, dated as of March [●], 2021 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Target, with Target being the surviving corporation (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, Bitfury Top HoldCo B.V. (“Parent”) will receive two hundred million (200,000,000) shares (the “Parent Shares”) of the Company’s common stock, par value $0.001 per share, of the Company (“Common Stock”);

WHEREAS, the Company has entered into a subscription agreement with Parent, pursuant to which Parent will receive five million (5,000,000) shares of the Company’s Common Stock (the “Parent PIPE Shares”) through a private placement transaction to be consummated immediately prior to the date hereof;

WHEREAS, on or about the date hereof, the Sponsor, Parent and each of the Anchor Investors are entering into lock-up agreements with the Company (each a “Lock-Up Agreement”), pursuant to which, among other things, the Sponsor, Parent and each of the Anchor Investors agree not to transfer shares of Common Stock (including shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants, if applicable) for a certain period of time following the Closing, subject to certain exceptions specified therein;

WHEREAS, as of the date hereof, the Holders hold the shares of Common Stock and the Private Placement Warrants set forth in Schedule A to this Agreement; and

WHEREAS, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement and enter into this Agreement concurrently with, and contingent upon, the Closing, in order to provide the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms set forth herein.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used but not otherwise defined in this Article I or elsewhere in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Anchor Investor” shall have the meaning given in the Preamble.

“Anchor Subscription Agreements” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall mean the closing of the Merger in accordance with the terms of the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demanding New Holder” shall have the meaning given in subsection 2.1.1.

“Demanding Original Holder” shall have the meaning given in subsection 2.1.1.

“Effective Date” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Preamble.

“Existing Registration Rights Agreement” shall have the meaning given in the Preamble.

“Form S-1” shall have the meaning given in subsection 2.1.1.

“Form S-3” shall have the meaning given in subsection 2.3.

“Founder Shares” shall have the meaning given in the Recitals hereto and shall be deemed to include the shares of Common Stock issuable upon conversion thereof.

“Holders” shall have the meaning given in the Preamble.

“Initial Stockholders” shall mean Cary Grossman, Douglas Wurth, David Pauker, John J. Lendrum III, Paul Fratamico and Tahira Rehmatullah.

“Lock-Up Agreement” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Merger” shall have the meaning given in the Preamble.

“Merger Agreement” shall have the meaning given in the Preamble.

“Merger Sub” shall have the meaning given in the Preamble.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“New Holders” shall mean Parent and any Permitted Transferee to which Parent transfers any Registrable Securities.

“Original Holders” shall mean, collectively, the Initial Stockholders, the Sponsor, GW Sponsor 2, LLC, the Anchor Investors and any Permitted Transferee to which Sponsor, GW Sponsor 2, LLC or any Anchor Investor transfers any Registrable Securities.

“Parent” shall have the meaning given in the Preamble.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the lock-up period in the applicable Lock-Up Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Piggyback Registration Rights Holder” shall have the meaning given in subsection 2.2.1.

“PIPE Subscription Agreements” means those certain subscription agreements, each dated March [●], 2021, entered into by and among the Company and the persons identified therein as “Subscribers”.

“Private Placement Securities” shall have the meaning given in the Preamble.

“Private Placement Units” shall have the meaning given in the Preamble.

“Private Placement Warrants” shall have the meaning given in the Preamble.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the shares of Common Stock set forth on Schedule A (which, for the avoidance of doubt, shall include the Founder Shares, the Parent Shares and the Parent PIPE Shares), (b) the Private Placement Securities and the shares of Common Stock and Private Placement Warrants included therein, including the shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants underlying the Private Placement Securities, (c) any outstanding share of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (d) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Company by a Holder (including the Working Capital Units, which include any shares of Common Stock included in such Working Capital Units, any warrants included in such Working Capital Units and any shares of Common Stock issued or issuable upon the exercise of the warrants included in such Working Capital Units), and (e) any other equity security of the Company issued or issuable with respect to any such share of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for the Company;

(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Target” shall have the meaning given in the Preamble.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Working Capital Units” shall have the meaning given in the Recitals hereto.

ARTICLE II

REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the date hereof, (a) New Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all New Holders (the “Demanding New Holders”) or (b) Original Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Original Holders (the “Demanding Original Holders” and, together with the Demanding New Holders, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within twenty (20) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) business days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall file, as soon thereafter as practicable, but not more than thirty (30) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Demand Registrations under this subsection 2.1.1 with respect to any or all of the Registrable Securities; provided, however, that that in no event shall the Original Holders be entitled to less than one (1) Demand Registration; provided, further that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form S-1 Registration have been sold, in accordance with Section 3.1 of this Agreement. Notwithstanding the provisions set forth herein, the right to a Demand Registration set forth under this Section 2.1.1 with respect to the Registrable Securities held by the Sponsor shall terminate on the fifth anniversary of the effective date of Company’s Registration Statement on Form S-1 (File No. 333-248333) (the “Effective Date”).

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such

Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after such stop order or injunction is removed, rescinded or otherwise terminated, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding New Holders or a majority-in-interest of the Demanding Original Holders (as applicable) so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding New Holders or Demanding Original Holders (as applicable) initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and shares of Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), shares of Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), shares of Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to Section 2.2 and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding New Holders or a majority-in-interest of the Demanding Original Holders (as applicable) initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least three (3) business days prior to the effectiveness of the

Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering).

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account persons other than the Holders of Registrable Securities, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a registered offering not involving a “road show” or other substantial marketing efforts or a widespread distribution of securities, such as a “registered direct” offering (whether or not underwritten), (v) for an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, or (vi) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) business days after receipt of such written notice (such Registration a “Piggyback Registration”, and each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Piggyback Registration, the “Piggyback Registration Rights Holders”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Piggyback Registration Rights Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The Company shall have the right to terminate or withdraw any Registration Statement initiated by it under this Section 2.2.1 before the effect date of such Registration, whether or not any Piggyback Registration rights Holder has elected to include Registrable Securities in such Registration. Notwithstanding the provisions set forth herein, the right to a Piggyback Registration set forth under this Section 2.2.1 with respect to the Registrable Securities held by the Sponsor shall terminate on the seventh anniversary of the Effective Date.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Piggyback Registration Rights Holders participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Piggyback Registration Rights Holders hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Piggyback Registration Rights Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata, based on the respective number of Registrable Securities that each Piggyback Registration Rights Holder has so requested exercising its rights to register its Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Piggyback Registration Rights Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.

2.3 Registrations on Form S-3. Any Holder of Registrable Securities may at any time, and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of their Registrable Securities on Form S-3 or any similar short form registration statement that may be available at such time (“Form S-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Within five (5) business days of the Company’s receipt of a written request from a Holder or Holders of Registrable Securities for a Registration on Form S-3, the Company shall, as promptly as is reasonably practicable, give written notice of the proposed Registration on Form S-3 to all other Holders of Registrable

Securities, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Registration on Form S-3 shall so notify the Company, in writing, within ten (10) days after the receipt by the Holder of the notice from the Company. As soon as reasonably practicable thereafter, but not more than twelve (12) days after the Company’s initial receipt of such written request for a Registration on Form S-3, the Company shall register all or such portion of such Holder’s Registrable Securities as are specified in such written request, together with all or such portion of Registrable Securities of any other Holder or Holders joining in such request as are specified in the written notification given by such Holder or Holders; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to Section 2.3 hereof if (i) a Form S-3 is not available for such offering; or (ii) the Holders of Registrable Securities, together with the Holders of any other equity securities of the Company entitled to inclusion in such Registration, propose to sell the Registrable Securities and such other equity securities (if any) at any aggregate price to the public of less than $10,000,000.

2.4 Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period.

2.5 Waiver and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the date the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective for a period of up to one hundred eighty (180) days or, if earlier, until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority in interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriters to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, in the event of an Underwritten Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriters, the placement agent or sales agent, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the Underwriters, placement agent or sales agent;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company; provided, however, that the Company shall not be required to pay for more than one (1) registration proceeding begun pursuant to Section 2.1 by the Demanding New Holders and one (1) registration proceeding begun pursuant to Section 2.1 by the Demanding Original Holders, in each case if the registration request is subsequently withdrawn at the request of the Demanding Holders. Any Registration Expenses of Registrations not borne by the Company pursuant to the immediately preceding sentence shall be borne by the Demanding Holders pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent such rule or such successor rule is available to the Company), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement,

Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder. Notwithstanding the foregoing, the indemnity agreement contained in this Section 4.1.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned, or delayed.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) and any other Holder of Registrable Securities participating in the Registration, against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company. For the avoidance of doubt, the obligation to indemnify under this Section 4.1.2 shall be several, not joint and several, among the Holders of Registrable Securities, and the total indemnification liability of a Holder under this Section 4.1.2 shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party’s ability to defend such action) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or wilful misconduct by such Holder. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, facsimile or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, facsimile or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [●], and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the lock-up period in the applicable Lock-Up Agreement, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee assumes such Holder’s rights and obligations under this Agreement upon its, his or her execution and delivery of a joinder agreement, in form and substance reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement as if such person were a Holder party hereto; whereupon such person will be treated for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as such Holder with respect to the transferred Registrable Securities.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.6 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each party hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 5.6 or in such other manner as may be permitted by applicable law, that such process may be served in the manner of giving notices in Section 5.1 and that nothing in this Section 5.6 shall affect the right of any party to serve legal process in any other manner permitted by applicable law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any order in respect thereof, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chancery Court and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (f) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each party hereto agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable law.

5.7 Waiver of Trial by Jury. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE HOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

5.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written. This Agreement will amend and restate the Existing Registration Rights Agreement to read as set forth herein, when it has been duly executed by parties having the right to so amend and restate the Existing Registration Rights Agreement.

5.9 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of Common Stock, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, that no consent of any Piggyback Registration Rights Holder shall be required with respect to any such waiver, amendment or modification, except with respect to any waiver, amendment or modification that adversely affects such Piggyback Registration Rights Holder, solely in its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity). No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any amendment, termination, or waiver effected in accordance with this Section 5.8 shall be binding on each party hereto and all of such party’s successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination, or waiver.

5.10 Other Registration Rights. The Company represents and warrants that no person, other than (i) a Holder of Registrable Securities and (ii) a holder of securities of the Company that are registrable pursuant to the PIPE Subscription Agreements, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that, except with respect to the PIPE Subscription Agreements, this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. Notwithstanding the foregoing, the Company and the Holders hereby acknowledge that the Company has granted resale registration rights to certain holders of Company securities in the PIPE Subscription Agreements, and that nothing herein shall restrict the ability of the Company to fulfil its resale registration obligations under the PIPE Subscription Agreements.

5.11 Term. This Agreement shall terminate upon the earlier of (i) the sixth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and without compliance with the current public reporting requirements set forth under Rule 144(i)(2). The provisions of Section 3.5 and Article IV shall survive any termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

GOOD WORKS ACQUISITION CORP.

By:
Name:
Title:

I-B GOOD WORKS, LLC

By:
Name:
Title:

GW SPONSOR 2, LLC

By:
Name:
Title:

MAGNETAR FINANCIAL LLC

By:
Name:
Title:

MINT TOWER CAPITAL MANAGEMENT B.V.

By:
Name:
Title:

PERISCOPE CAPITAL, INC.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

POLAR ASSET MANAGEMENT PARTNERS INC.

By:
Name:
Title:

By:
Fred Zeidman

By:
Cary Grossman

By:
Douglas Wurth

By:
David Pauker

By:
John J. Lendrum III

By:
Paul Fratamico

By:
Tahira Rehmatullah

[Signature Page to Registration Rights Agreement]

BITFURY TOP HOLDCO B.V.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SCHEDULE A

Holder	Address	Number of shares of Common Stock	Number of Private Placement Warrants
Bitfury Top HoldCo B.V.

Magnetar Financial LLC

Mint Tower Capital Management B.V.

Periscope Capital, Inc.

Polar Asset Management Partners Inc.

Fred Zeidman

Cary Grossman

Douglas Wurth

David Pauker

John J. Lendrum III

Paul Fratamico

Tahira Rehmatullah

Annex I

Final Form

FORM OF

MASTER SERVICES AND SUPPLY AGREEMENT

BY AND BETWEEN:

BITFURY HOLDING B.V.

And

CIPHER MINING TECHNOLOGIES INC.

Dated                 , 2021

MASTER SERVICES AND SUPPLY AGREEMENT

This Master Services and Supply Agreement (the “Agreement”) dated [*] 2021 (“Effective Date”) is concluded between Cipher Mining Technologies Inc., a corporation incorporated and registered under the laws of Delaware, with its principal place of business at 1013 Centre RD STE 403-b Wilmington, DE 198058 USA (“Customer”) and Bitfury Holding B.V., a Netherlands company with its address at Strawinskylaan 3051, 1077ZX Amsterdam, the Netherlands (“Provider”).

In this Agreement, Provider and Customer are referred to individually as a “Party” and collectively as the “Parties”.

RECITALS:

A.

Customer is in the business of Bitcoin/cryptocurrency mining and is seeking to establish and operate an approximately 800MW datacenter mining sites at various locations within the United States (“BTC Mining Operations”).

B.	Provider has expertise in Bitcoin/cryptocurrency mining and the design, construction and maintenance of datacenters and is a supplier of mining equipment and ancillary assets.

C.

Customer wishes to purchase certain equipment and ancillary assets from Provider from time to time, and obtain certain services, assistance and support from Provider in connection with the design, construction and maintenance of its BTC Mining Operations, in each case subject to and in accordance with this Agreement.

D.	The Parties will further enter into the Mining Management Pooling Agreement contemporaneously with the execution of this Agreement.

In consideration of the mutual covenants contained in this Agreement (the receipt and adequacy of which are hereby acknowledged) the Parties hereby agree as follows:

Section 1 Definitions and Interpretation

“Affiliate” means, a Person which is an affiliate of another Person or group of Persons if one of them is Controlled, directly or indirectly, by the other or another Person or group of Persons Controlled, directly or indirectly, by the other, or if each of them is directly or indirectly under Control of the same Person or group of Persons. In this Agreement, a Person (the first Person) is considered to control another Person (second Person) if the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person. “Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity. “Control” means in relation to a Person, the power of another Person to secure that the affairs of such Person are conducted in accordance with the wishes of that other Person: (a) by means of the holding of shares or other equity, or the possession of voting power, in or in relation to that Person or any other Person; or (b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that Person or any other Person

“Assets” means assets located and to be located at the Physical Locations including Equipment, switches, LAN/VLAN systems, cooling systems, CCTV, generators and other equipment, systems, diagnostics or infrastructure necessary for the operation of BTC Mining Operations at a Physical Location.

“BBAC” means a modular data center with the Servers and electricity wiring installed within the marine container with the specifications to be agreed between the Parties.

“BTC” means Bitcoin.

“Business Day” means a day when the banks are open in Delaware, United States and Amsterdam, Netherlands.

“Business Continuity and Disaster Recovery Plan” has the meaning given in Section 19(1).

“Chip” means an application-specific integrated circuit (ASIC) mining chip for SHA256 algorithm.

“Closing” has the meaning given in the Agreement and Plan of Merger by and among Cipher Mining Technologies Inc., Good Works Acquisition Corp., Good Works Merger Sub Inc. and Bitfury Top HoldCo B.V.

“Confidential Information” has the meaning given in Section 11(1).

“Customer Materials” means any software, equipment and materials, which may or may not include Proprietary Materials, provided by or on behalf of Customer to Provider pursuant to this Agreement.

“Data Protection Laws” means: (a) Regulation (EU) 2016/679, Directive 95/46/EC, Directive 2002/58/EC and Directive 2009/136/EC, together with any national implementing laws in any member state of the European Union; (b) the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA and amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, and the Privacy and Electronic Communications Regulations 2003; (c) California Civil Code Sec. 1798.100 et seq. (also known as the California Consumer Privacy Act of 2018); and (d) any equivalent legislation, or legislation dealing with the same subject matter, anywhere in the world; each as applicable to either Party time to time.

“Disclosing Party” has the meaning given in Section 11(1).

“Equipment” means mining equipment manufactured, assembled, or otherwise procured by or on behalf of Provider such as BBACs, Servers and Chips to be deployed at a Physical Location for the operation of BTC Mining Operations at a Physical Location.

“Equipment Purchase Agreement” means the agreement in the form provided in Schedule 4 hereto to be entered into between the Parties for each Physical Location regarding purchases of Equipment by Customer.

“Equipment Suspension” has the meaning given in Section 6(8).

“Failure to Perform” has the meaning given in paragraph 3 of Schedule 3.

“Force Majeure” has the meaning given in Section 21(4).

“ICC” has the meaning given in Section 18(2).

“Improvements” means any improvements to the Services, Provider Materials, service levels, business processes or other operations, or any other aspect of Provider’s operations relating to the Services, that will, in the reasonable opinion of Provider, enable Customer and its Affiliates to maintain or enhance the running of diverse cryptographic hash functions in connection with the mining of cryptocurrency.

“Indemnitee” has the meaning given in Section 13(1) or Section 13(2) (as applicable).

“Intellectual Property Rights” means all rights in patents, utility models, trade marks, service marks, logos, getup, trade names, internet domain names, copyright (including rights in computer software), design rights, moral rights, database rights, topography rights, confidential information and knowledge (including know how, inventions, secret formulae and processes, market information, and lists of customers and suppliers), and rights protecting goodwill and reputation, in all cases whether registered or unregistered, all other forms of protection having a similar nature or effect anywhere in the world to any of the foregoing and all applications for or registrations of any of the foregoing rights.

“Initial Physical Locations” means the initial locations where Customer will establish and operate Restricted Business at: (i) Coshocton, Conesville and Waverly and certain other locations in Ohio, United States; and (ii) Odessa, Randall and certain other locations in Texas, United States.

“Initial Term” has the meaning given in Section 3.

“Key Personnel” has the meaning given in Section 20.

“Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time and including the Data Protection Laws.

“Losses” has the meaning given in Section 13(1).

“Manufacturer’s Warranty” has the meaning given in Section 10(1).

“Mining Management Pooling Agreement” means Provider’s or its Affiliate’s standard terms and conditions to management of hashrate generated by the Equipment, the Output, BTC and pool services as provided in Schedule 5 hereto.

“MW” means Mega Watts.

“Output” means BTC and any similar commercially measurable reward, and other output generated through the running of diverse cryptographic hash functions using the Equipment.

“Personal Data” has the meaning given to it (or any equivalent term) by applicable Data Protection Laws.

“Personnel” has the meaning given in Section 13(1)(a).

“Physical Location” has the meaning given in Section 5(1).

“Power Agreement” has the meaning given in Section 5(2).

“Price Protection” has the meaning given in Section 17(1).

“Project Manager” has the meaning given in Section 10.

“Proprietary Materials” means all inventions, Improvements, discoveries and ideas (whether patentable or copyrightable or not), and all works and materials, including but not limited to, products, tools, devices, computer programs, source codes, processes, procedures, texts, designs, drawings, documentation, engineering materials, specifications, data or other information, in preliminary or final form, and on any media whatsoever, owned or controlled (by license or otherwise) by a Party.

“Provider Materials” has the meaning given in Section 4.

“Receiving Party” has the meaning given in Section 11(1).

“Records” has the meaning given in Section 12(3).

“Renewal Term” has the meaning given in Section 3.

“Restricted Business” has the meaning given in Section 17(3).

“Sales Taxes” means any and all sales, retail, use, goods and services, harmonized sales, value added, excise and similar taxes.

“Server” means a mining server incorporating the Chips with certain hashing power and electricity consumption capacity to be agreed between the Parties.

“Service(s)” means:

(a) the services listed in Schedule 1, to the extent included in a Statement of Work;

(b) such additional services, functions or responsibilities not specifically described in this Agreement to the extent they can reasonably be considered an inherent part of the services described in (a), or that are required for the proper performance and provision of the services described in (a); and

(c) materials, fabrications, assemblies, equipment, supplies, spare parts and components incorporated or to be incorporated into Mining Operations,

in each case as supplemented, enhanced, modified or replaced, as mutually agreed to by the Parties from time to time in writing.

“Service Fee” has the meaning given in Section 6(1).

“Service Level” has the meaning given in Section 2(3).

“Statement of Work” has the meaning given in Section 2(2).

“Subcontractors” has the meaning given in Section 2(4).

“Term” has the meaning given in Section 3.

“United States” means United States of America.

“USD” means Untied States dollars.

(1)	Interpretation. In this Agreement, unless the context requires otherwise:

a.

every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after the Effective Date;

b.	references to Sections and Schedules are references to sections of and schedules to this Agreement, and each of the Schedules shall form part of this Agreement;

c.	references to the singular shall include the plural and vice versa and references to one gender include any other gender;

d.	references to times of the day are to local time in the relevant Physical Location unless otherwise stated;

e.	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

f.

references to any New York legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than New York be deemed to include what most nearly approximates in that jurisdiction to the New York legal term;

g.	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

h.

general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

i.	headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement;

j.	references to this Agreement include this Agreement as amended or varied in accordance with its terms.

Section 2 Services

(1)	Service Description.

a.

Provider and/or its Affiliates shall provide and/or procure the provision of the Services to Customer and/or its Affiliates (in each case subject to Section 2(5)) at Physical Locations in accordance with the terms of this Agreement.

b.

With the exception of any functions specifically stated to be retained by the Customer, Provider will be responsible for obtaining all third party and regulatory approvals, licenses, consents and rights necessary to perform its obligations under this Agreement.

(2)

Statements of Work. The Services will be ordered on a case by case basis in respect of each applicable Physical Location through the issuance of statements of work which will be agreed and duly executed by an authorized representative of each Party (each, a “Statement of Work”). The procedure for agreement of, and form of template, Statement of Work is attached hereto as Schedule 2, provided that Customer and its Affiliates shall have the right to order any of the services listed in Schedule 1 under a Statement of Work in respect of any Physical Location (and Provider and its Affiliates shall not refuse to provide such services at or to the relevant Physical Location(s)) subject to and in accordance with the terms of this Agreement. Provider shall not be obliged to perform any services that are not the subject of a Statement of Work duly issued in accordance with this Section. Each Statement of Work will detail the applicable term of the Statement of Work (including any renewal terms), physical location(s) for the performance of the Services, the fees to be paid therefor, and such other relevant terms as the parties thereto may agree. Statements of Work may be changed only upon the express written agreement of both parties thereto. Unless expressly provided otherwise in the relevant Statement of Work, in the event of a conflict between the terms of this Agreement and the terms contained in any agreed Statement of Work, the terms of this Agreement shall prevail.

(3)

Service Levels. Provider will adhere to the highest ethical and business standards in sourcing, procuring and supplying the Services and will perform all Services in a timely, professional and workmanlike manner in accordance with best practice and industry standards applicable in the data center construction and maintenance sector in the United States. Without prejudice to the aforementioned, Provider shall provide the Services in with a manner that meets or exceeds the service level specifications attached hereto at Schedule 3 (the “Service Levels”).

(4)

Suppliers and Subcontractors. Customer acknowledges and agrees that Provider may procure products and services from, and subcontract the provision of the Services to, appropriate third party providers “Subcontractors”) as permitted under this Section 2(4). Notwithstanding the aforementioned, Provider shall at all times remain primarily liable to Customer for the acts or omissions of any Subcontractors as if it were providing the Services to Customer directly itself, subject to (i) any limitations of liability set out in this Agreement, and (ii) the terms of any written agreements entered into by Customer directly with Subcontractors in connection with such Services. Provider shall ensure that its contract with each Subcontractor, as a minimum, imposes confidentiality restrictions in all material respects equivalent to those set out in Section 11 and audit rights sufficient to enable audits to be carried out as set out in Section 12. As of the Effective Date, the Subcontractors listed in Schedule 5 shall be deemed to be approved by Customer. Provider shall not engage any further Subcontractors in the performance of the Services without obtaining the prior written approval of Customer (such approval not to be unreasonably withheld or delayed), save that approval shall not be required for any Subcontractors performing Services that: (i) are not dedicated to Customer, (ii) do not form a material part of the Services; and (iii) do not involve the personnel of such Subcontractors having access to Confidential Information. Provider acknowledges that the Customer uses (or will use in the future) third party suppliers to provide products and services ancillary to the Services. Accordingly, Provider will, where reasonably practicable and at no material cost, seek to integrate its performance of the Services with the services performed by such third party suppliers so that the Customer and its Affiliates receive the Services seamlessly and without disruption.

(5)

Affiliates. Any of Customer’s controlled Affiliates may purchase Services under this Agreement and any of Provider’s Affiliates may provide Services under this Agreement in each case by entering into a Statement of Work in accordance with Section 2(2), provided that each of Customer and Provider shall remain wholly liable for the acts or omissions of its Affiliates and compliance of such Affiliates with the terms of this Agreement, subject to any (i) limitations of liability (and any exclusions therefrom), or (ii) rights of assignment, in each case as set out in this Agreement. For the purposes of a Statement of Work duly executed by an Affiliate of Customer, references to “Customer” in this Agreement and the Statement of Work shall be deemed to be and include references to the Affiliate executing the Statement of Work and for the purposes of a Statement of Work executed by an Affiliate of Provider, references to “Provider” in this Agreement and the Statement of Work shall be deemed to be and include references to the Affiliate executing the Statement of Work.

(6)

Supply of Equipment. The Parties shall agree and enter in an Equipment Purchase Agreement in respect of each Physical Location. Where Customer (or an Affiliate) requires Equipment to be provided to any Physical Location, Customer shall notify Provider and Provider shall use commercially reasonable efforts to manufacture (or procure the manufacture by its suppliers and/or subcontractors) and supply to Customer the quantity, specification and type of Equipment requested on terms reasonably acceptable to Customer (or its Affiliate). The relevant parties shall document the same in purchase order(s) to be entered into in accordance with each respective Equipment Purchase Agreement. If Customer (acting reasonably) determines that Provider is not able to meet the request, Customer (or its Affiliate) may instead procure the relevant equipment from any other party. In the event of a conflict between the terms of this Agreement and the terms contained in any Equipment Purchase Agreement or the purchase orders thereunder, the relevant Equipment Purchase Agreement and the purchase orders thereunder shall prevail. For the avoidance of doubt, nothing in this Agreement shall prevent Customer or its Affiliates from selling or otherwise transferring any Equipment purchased in connection with this Agreement, to any third party.

(7)

Exclusivity. Without prejudice to Section 2(6), Provider shall, during the Term, be the exclusive provider to Customer of the services listed in Schedule 1 to and in respect of all of the Initial Physical Locations. Subject to the foregoing and Section 2(8) below, Customer and its Affiliates may perform or retain third parties to perform any of the services set out in Schedule 1 (or services similar to the same) during the Term. Subject to the above and except to the extent expressly specified otherwise in a Statement of Work, this Agreement and the Statements of Work do not give Provider or any of its Affiliates any right to a minimum level or volume of services.

(8)	Right of First Refusal.

a.	Provider’s Right of First Refusal. If Customer or any of its Controlled Affiliates, at any point during the Term, decides or seeks to establish or operate any Restricted Business or procure any of the services set out in Schedule 1 at any location in the United States other than or in addition to the Initial Physical Locations, it shall notify Provider of the same in writing and invite Provider to offer to provide such services under a Statement of Work. Provider shall respond to such invitation within twenty (20) days of receipt, and shall not refuse to provide such services without commercially reasonable justification (such justification to be notified to Customer on or prior to the expiry of such twenty (20) day period). In the event that Provider, within twenty (20) days of receipt of Customer’s notification, confirms to Customer in writing that it wishes to provide such services, the Parties shall contract for the same under a Statement of Work in accordance with Section 2(2) and Schedule 2. Without prejudice to any of Customer’s other rights or remedies in respect of a breach of this Section 2(8)a, in the event that: (i) Provider refuses to provide such services (with our without commercially reasonable justification); or (ii) fails to respond to such invitation within twenty (20) days of receipt, Customer shall be entitled to procure such services from any third party without restriction. For the avoidance of doubt, the terms of this Section 2(8) shall apply on a case-by-case basis to each such location during the whole of the Term. The right of first refusal set out in Section 2(8)a shall not apply where, at the relevant time, the Customer is entitled to terminate this Agreement pursuant to Section 15(1)(a) or Section 15(1)(b), regardless of whether the Customer has actually served a termination notice.

b.

Customer’s Rights of Information and First Refusal. In addition to Customer’s rights pursuant to Section 2(6), upon request by Customer (such requests not to be made more frequently than every three (3) months), Provider shall notify Customer of its total forecasted output of Chips and Servers, identified by specification and type, in respect of the following three (3) month period. Without prejudice to the foregoing or Section 17, Provider shall notify Customer in advance of contracting to supply more than 10 MW worth of Chips to any individual third party customer (provided that, in doing so, Provider shall not be required to disclose the identity or location of the relevant customer, or otherwise breach any duty of confidentiality owed to such customer or any third party). In the event that Customer, within seven (7) days of receipt of Provider’s notification, confirms to Provider in writing that it wishes to purchase such Chips, in whole or in part, the Parties shall contract for the same under a Statement of Work in accordance with Section 2(2) and Schedule 2. In the event that Customer fails to respond to such notification within seven (7) days of receipt, or to the extent it declines to purchase such Chips, Provider shall be entitled to conclude the relevant customer contract.

Section 3 Term

The initial term of this Agreement shall begin on the Effective Date and, unless terminated earlier as permitted herein, shall expire on the date falling eighty-four (84) months thereafter (the “Initial Term”). Thereafter the term of this Agreement shall renew automatically for consecutive renewal terms of twelve (12) months each (each, a “Renewal Term”, and together with the Initial Term, the “Term”). Either Party may terminate this Agreement at the end of the Initial Term or the relevant Renewal Term by delivering written notice of termination to the other Party not later than (i) 12 (twelve) months prior to the end of the Initial Term or, (ii) in the case of any Renewal Term, 6 (six) months prior to the end of such term, as applicable. Certain Services may be provided on a monthly, weekly, daily or hourly basis, as more fully described in the applicable Statement of Work. Notwithstanding the foregoing, in the event the term of any Statement of Work extends beyond the Term, the terms and conditions of this Agreement shall continue to apply to such Statement of Work until the expiry, full performance or termination of such Statement of Work.

Section 4 Provider Materials

Provider shall be solely responsible for providing of all software, other equipment and materials which may or may not include Proprietary Materials that are required for the performance of the Services (the “Provider Materials”).

Section 5 Physical Locations

(1)

Physical Location. Each Asset will be delivered to and located solely at the physical location specified in detail in the applicable duly issued Statement of Work and/or Equipment Purchase Agreement, which shall include, as at the Commencement Date, the Initial Physical Locations (each such location, and any further location(s) agreed between the Parties pursuant to Section 2(8), being a “Physical Location”). Provider will further provide the Services or deliver the Provider Materials only to or in a Physical Location. Provider shall be entitled to refuse provision of Services at its sole discretion in any location which is not a Physical Location. The Parties may (without prejudice to Section 2(8) and Section 17) agree to add and include additional locations as Physical Locations from time to time in writing, subject to agreement in writing by both Parties regarding appropriate amendments to pricing, service levels, non-performance compensation, delivery dates or other commercial terms associated with the provision of the Services at such additional location.

(2)

Power. Customer agrees and acknowledges that (i) Provider is not responsible for the supply of electricity or other utilities to or at any Physical Location, and (ii) Customer has itself entered (or will enter into) appropriate electricity supply agreements with respect to each Physical Location for supply and delivery, for the duration of the Initial Term (and, if extended, any Renewal Term), of sufficient power with regard the Services and Assets provided and to be maintained at such location (each a “Power Agreement”). Customer shall pay and be liable for all power and/or utility costs at each Physical Location during the Term and, for the avoidance of doubt, power and utility costs shall not be included or assumed by Provider as part of the Service Fees. Customer shall provide Provider with adequate advanced written notice of any specific circumstances or conditions at any Physical Location regarding power supply or delivery as may reasonably affect or require consideration in connection with any Services delivery or provision.

Section 6 Fees

(1)

Fees. The fees to be paid by the Customer to Provider or its Affiliate(s) for the Services shall be as agreed and set out in the applicable Statement of Work or Equipment Purchase Agreement and, unless otherwise specified therein , shall be a fee calculated per MW of the applicable Equipment and billed on a monthly basis including applicable Sales Taxes subject to any modifications on a pro rata basis according to the actual MW of Equipment covered by the Services from time to time (the “Service Fees”). Without prejudice to the foregoing, the Parties agree that the first USD 200 million worth of Service Fees payable by the Customer under this Agreement shall be subject to a discount of 25%, to be applied at the point of invoicing and shown as a separate line item on each relevant invoice. For the avoidance of doubt, when the aggregate value of such discount reaches USD 50 million, such discount shall automatically cease to apply. Such discount shall constitute Provider’s benefit-in-kind commitment as payment on behalf of its parent entity, Bitfury Top Holdco, B.V. (“Provider Parent”), for the issuance of 5,000,000 shares of Cipher Mining Inc., a Delaware corporation and the parent entity of the Customer (“Customer Parent”) to Provider Parent in accordance with the terms of that certain subscription agreement dated March [●], 2021 between the Customer Parent and Good Works Acquisition Corp., a Delaware corporation. The Parties agree that the Service Fees are the only amounts payable by the Customer to Provider in connection with this Agreement and that no other charges, expenses, costs or other amounts incurred by Provider in performing the Services and its other obligations pursuant to this Agreement will be additionally chargeable to the Customer.

(2)

Payment by Bitcoin. Customer may, but shall not be obliged to, pay any portion of the Service Fee in Bitcoin. For each payment of the Service Fee made in Bitcoin, the value of Bitcoin in United States dollars will be determined using the seven-day trailing average of the close price of BTC to USD exchange rate then in effect at the date of payment as published at www.coinmarketcap.com, or such other exchange rate source as mutually agreed to by the Parties.

(3)

Withholding. If Customer is required by Law to make any deduction or withholding in respect of any Service Fee, it shall: (a) ensure that the deduction or withholding does not exceed the minimum amount legally required; (b) pay to the relevant taxation or other authorities, as appropriate, the full amount of the deduction or withholding; (c) pay to Provider the Service Fee net of such deduction or withholding; and (d) furnish to Provider, within the period for payment permitted by the relevant Law, either an official receipt of the relevant taxation authorities concerned on payment to them of amounts so deducted or withheld or if such receipts are not issued by the taxation authorities concerned, a certificate of deduction or equivalent evidence of the relevant deduction or withholding in form reasonably acceptable to Provider.

(4)

Improvements. If at any time during the Term (where no notice of termination shall have been effected under Section 3) Provider or any of its controlled Affiliates has implemented or is implementing an Improvement for another customer or itself, Provider will identify the Improvement in writing to Customer and offer to implement such Improvement at all relevant Physical Locations. Any offer of any Improvements to Customer will be accompanied by a schedule which lists the proposed Provider fees for implementation of the subject Improvements. If agreed between the Parties, the Improvements may be added to existing or future Statements of Work subject to the additional Service Fees applicable.

(5)

Currency. Unless otherwise expressly stated, all references to monetary amounts contained in this Agreement, including any Statement of Work, or any reports, invoices, or other documents issued pursuant to or in connection with this Agreement or a Statement of Work, shall be deemed to be references to United States dollars.

(6)	Invoicing. Unless specified otherwise in the relevant Statement of Work:

(a)	invoices will be raised on a monthly basis to the Customer. Each Invoice will be sent by Provider so that it is received by the Customer on or before the 25th day of the month. Each Invoice will:

(i)	consist of:

(A)	an electronic version in the format specified by the Customer, which is compatible with the Customer’s billing system (as the same may change over the Term); and

(B)	tax invoices (if required by any relevant tax authority) in the format required by the tax authority;

(ii)	include the details set out in the relevant Statement of Work, and any other information reasonably required by the Customer from time to time;

(b)	at the Customer’s request from time to time, Provider will provide the Customer with other documentation and information with respect to an invoice to:

(i)	verify the accuracy of the invoice and its compliance with this Agreement; and

(ii)	satisfy the Customer’s internal accounting requirements;

(c)

Provider will maintain complete and accurate records of, and supporting documentation for, the amounts invoiced to and payments made by the Customer hereunder in accordance with generally accepted accounting principles applied on a consistent basis;

(d)	the Customer will pay undisputed Charges to Provider within seven (7) days of receipt of a valid invoice;

(e)

if any submitted invoice does not comply with the requirements of this Agreement (including any associated supporting data not being provided) then the invoice will not become payable until seven (7) days after the invoice and all supporting information is received by the Customer in the agreed format; and

(f)

the Customer may withhold payment of Service Fees that the Customer disputes in good faith (or, if the disputed charges have already been paid, then the Customer may withhold an equal amount from a later payment), including disputes in respect of an error in an invoice or an amount paid. If the Customer withholds any such amount:

(i)	the Customer, will promptly notify Provider, in writing, that it is disputing such Service Fees (and in the case of withheld payments, prior to the due date of payment); and

(ii)	the Parties will promptly address such dispute in accordance with Section 18.

(7)

Deposit. Within one (1) Business Day following the effective date of the first Statement of Work, Customer shall provide to Provider a cash deposit satisfactory to Provider to a bank account notified to Customer in the amount reasonably agreed between the Parties but not exceeding one (1) month’s Service Fees (the “Deposit”). In the event of Customer’s failure to pay the Service Fees, Provider shall be entitled to draw down the Deposit without further notice to the Customer and the Deposit shall be paid to Provider and credited against the outstanding Service Fees. Customer shall true up and post additional funds for the Deposit within five (5) Business Days of when Provider notifies the Customer in written form that all or part of the Deposit has been set off against outstanding Service Fees. Upon termination or expiration of this Agreement, the Deposit shall be terminated and the outstanding Deposit shall be returned to the Customer.

(8)

Equipment Suspension. In the event relevant Equipment is not operational for not less than forty-eight (48) consecutive hours at the election of Customer solely in circumstances where the gross revenues attributable to the relevant Equipment are less than the aggregate of the attributable Service Fee, electricity costs and any other relevant overheads (respectively “Revenue Shortfall” and “Equipment Suspension”) and the Customer notifies the Provider in written form with adequate documentary evidence thereof, the Provider shall, at the request of Customer, suspend the Services that relate to such Equipment within forty-eight (48) hours of receipt of Customer’s written notice. In such case, Provider will use commercially reasonable efforts to reduce its costs and outgoings in relation to the affected Services and shall pass any reductions achieved on to Customer in the form of a reduction to the Service Fees for the period of suspension. Any suspension of the Services pursuant to this Section 6(8) shall be limited to a maximum thirty (30) day period, after which (unless agreed otherwise in writing between the Parties) the Service Fees shall again become payable in full. Customer may not suspend the Services pursuant to this Section 6(8) more than two (2) times in any calendar year. In the event that either Party considers, acting reasonably, that the underlying economic conditions giving rise to any suspension pursuant to this Section 6(8) are likely to remain in effect for more than two (2) months, it may notify the other Party and the Parties shall then discuss and agree, in good faith, any reasonable and proportionate adjustments to the Services (including the Service Levels) for the remainder of the Term. For the avoidance of doubt, the Provider shall be entitled to charge Service Fees for arranging and handling switch-on and switch-off procedure for the relevant Equipment. Customer undertakes that immediately upon cessation of Revenue Shortfall conditions, it shall send a written notice to the Provider and request renewal of the Services whereupon Provider shall renew the Services as soon as practicable and, in any event, not later than fifteen (15) days following Customer’s notice. For the avoidance of doubt, the Provider shall not be liable for any failure to perform in accordance with the Service Levels (and shall not be required to pay any service credits) to the extent resulting from any suspension of the Services pursuant to this Section 6(8).

Section 7 Safety and Insurance

(1)

Provider is solely responsible for the conduct, safety and health of its employees, agents, subcontractors and the public in supply of the Services under this Agreement at the Physical Locations and shall comply with all health and safety and other applicable policies notified to it in respect of each Physical Location. In the event Provider fails to comply with such policies or applicable Laws related to Provider’s obligations set forth in this Section, Customer (without limitation to other remedies; including indemnification set forth in Section 13), may terminate the impacted Statement of Work if Provider is unable to remedy such breach in accordance with Section 15 and such failure would be reasonably likely to result in a material adverse effect on the ability of Customer to operate its business at any relevant Physical Location.

(2)

Provider and its Affiliates shall maintain or cause to be maintained appropriate levels of workers’ compensation, employer’s liability, professional indemnity, product liability and cyber insurance with recognized and duly regulated insurance companies. Such insurance shall cover Provider and its Affiliates against their potential liabilities under or in connection with this Agreement, to an extent and to limits that would be reasonably expected in accordance with best practice and industry standards applicable in the data center construction and maintenance sector in the United States and as prescribed by applicable Laws of the country in which the Services will be performed and the states and/or countries of residence of expatriate employees (whichever standard is higher). The requirements stated in this Section shall not be construed in any way as a limit of Provider’s or any of its Affiliates’ liability under this Agreement, or as constituting any waiver by the Customer or any of its Affiliates of any of their rights or remedies under this Agreement. The insurances costs shall be recharged to the Customer together with the Service Fee.

Section 8 Intellectual Property Rights

(1)

Provider Intellectual Property. Customer acknowledges that Provider has developed and uses valuable technical and non-technical information, trade secrets, know-how and the like in the Provider Materials and the provision of the Services. Customer agrees that, except for the rights specifically and expressly granted to Customer and its Affiliates under this Agreement or as otherwise agreed in writing, Intellectual Property Rights in and to the Services and the Provider Materials are and shall remain the property of Provider.

(2)

THE PARTIES HEREBY ACKNOWLEDGE AND AGREE THAT SUBJECT TO Section 8(3) BUT NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, PROVIDER IS NOT TRANSFERRING OR GRANTING ANY RIGHT, TITLE, OR INTEREST IN OR TO (OR GRANTING ANY LICENSE IN OR TO) ANY PROPRIETARY MATERIALS CREATED BY PROVIDER OR DIRECTLY OR INDIRECTLY PROVIDED TO CUSTOMER BY PROVIDER OR ITS AFFILIATES, NOR TRANSFERRING OR GRANTING ANY RIGHT, TITLE, OR INTEREST IN OR TO (OR GRANTING ANY LICENSE IN OR TO) ANY OF PROVIDER’S INTELLECTUAL PROPERTY RIGHTS WHENEVER ACQUIRED, AND GRANTS CUSTOMER NO RIGHTS IN OR TO, NO LICENSE TO, AND NO PERMISSIONS REGARDING ANY SUCH PROPRIETARY MATERIALS OR INTELLECTUAL PROPERTY RIGHTS.

(3)

The sole exception to the foregoing reservation of rights is that Provider hereby grants Customer a limited, worldwide, royalty-free, nonexclusive, non-transferable license (that shall automatically terminate upon the termination of this Agreement), with rights to sub-license to its Affiliates and third party suppliers, to use, reproduce, display, perform and distribute the Proprietary Materials provided by Provider solely as is reasonably required in order for the Customer enjoy the full benefit of its rights, and to perform its obligations, under this Agreement, subject to the terms and conditions of this Agreement.

(4)

Customer will hold all Provider’s Proprietary Materials in trust for Provider and will deliver them to Provider upon request and in any event upon the expiration or termination of this Agreement or an individual Statement of Work.

(5)

Customer Intellectual Property. THE PARTIES HEREBY ACKNOWLEDGE AND AGREE THAT SUBJECT TO Section 8(6) BUT NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, CUSTOMER IS NOT TRANSFERRING OR GRANTING ANY RIGHT, TITLE, OR INTEREST IN OR TO (OR GRANTING ANY LICENSE IN OR TO) ANY PROPRIETARY MATERIALS CREATED BY CUSTOMER OR DIRECTLY OR INDIRECTLY PROVIDED TO PROVIDER BY CUSTOMER OR BY ITS AFFILIATES OR THIRD PARTY SUPPLIERS, NOR TRANSFERRING OR GRANTING ANY RIGHT, TITLE, OR INTEREST IN OR TO (OR GRANTING ANY LICENSE IN OR TO) ANY OF CUSTOMER’S INTELLECTUAL PROPERTY RIGHTS WHENEVER ACQUIRED, AND GRANTS PROVIDER NO RIGHTS IN OR TO, NO LICENSE TO, AND NO PERMISSIONS REGARDING ANY SUCH PROPRIETARY MATERIALS OR INTELLECTUAL PROPERTY RIGHTS.

(6)

The sole exception to the foregoing reservation of rights is that Customer hereby grants Provider a limited, nonexclusive, non-transferable license (that shall automatically terminate upon the termination of this Agreement), with rights to sub-license to its Affiliates and permitted subcontractors, to use, reproduce, display, perform and distribute the Proprietary Materials provided by Customer solely as is necessary for Provider to perform its obligations under this Agreement, subject to the terms and conditions of this

Agreement. In no way expanding the foregoing license, said license in no manner permits Provider to make commercial use of Proprietary Materials provided by Customer or Customer Intellectual Property Rights for the benefit of any third party.

(7)

Trademarks. Each Party recognizes and acknowledges the great value of the goodwill associated with the name and trademarks of the other Party and its Affiliates, and the identification of the proprietary Party’s (and its Affiliates’) products and services therewith. Each Party agrees that it obtains no rights, title or interest in or to any of the trademarks, trade names, logos, service marks or other markings belonging to the other Party or its Affiliates. Each Party agrees not to attack the validity of any of the other Party’s (or its Affiliates’) trademarks, or other Intellectual Property Rights or (save as required by Law or process of Law) to assist any other Person in so doing, during the Term or at any time thereafter.

Section 9 Data and Output

(1)

Ownership. As between the Parties, all data supplied by Customer or its Affiliates and all data and other Output generated through Customer’s or its Affiliates’ use of the Services shall be and remain the property of Customer and/or its Affiliates. During the Term, Customer grants to Provider the non-exclusive right and license to receive, retrieve, process, hold, transmit, copy, back-up and store any Output solely as necessary in connection with the performance of the Services.

(2)

No Processing of Personal Data. The Parties acknowledge that as at the Effective Date, neither Party acts as a processor of Personal Data on behalf of the other. If at any point during the term, either Party considers that one Party is acting as processor of Personal Data on behalf of the other, then the Parties will negotiate in good faith a separate data processing agreement to cover the matters required by the Data Protection Laws. Without prejudice to the foregoing, the Parties shall, at all times during the Term, comply with their obligations under the Data Protection Laws.

Section 10 Representations, Warranties and Covenants

(1)

Asset Warranty. In relation to each Asset, Provider shall (or shall procure that its Affiliates or Subcontractors shall, as applicable) pass to Customer and its Affiliates the benefit of the warranty provided by the relevant manufacturer in the relevant purchase agreement for such Asset (or where Provider or one of its Affiliates is the manufacturer, the warranty in the Provider or its Affiliate’s standard terms) (the “Manufacturer’s Warranty”). Customer shall, upon reasonable notice by Provider, effect any actions required under any such Manufacturer’s Warranty in order to activate or maintain the same. To the extent the Manufacturer’s Warranty period has lapsed, no warranty shall cover the Assets. For the avoidance of doubt and except as set out above in this Section 10(1), Provider shall not provide or be deemed to provide Customer with any express or implied warranty regarding Assets or be otherwise liable for any lack of recourse of Customer under any Manufacturer’s Warranty. Warranties to be provided by Provider to Customer in respect of any item of Equipment are limited solely to those expressly set forth in a relevant Equipment Purchase Agreement.

(2)

Mutual Representations and Warranties. Each Party represents and warrants to the other Party (and acknowledges that the other Party is relying on such representations and warranties in connection with entering into this Agreement) that:

(a)

such Party is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and is qualified to do business in all jurisdictions in which qualification is necessary in order to transact its business and perform its obligations set out in this Agreement;

(b)	such Party has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted by it;

(c)	the person executing this Agreement and each Statement of Work on its behalf has express authority to do so and to bind the Party;

(d)	it has obtained all necessary approvals, consents and authorizations to enter into, and to perform its obligations under, this Agreement and each Statement of Work;

(e)

it is not under any current obligation or restriction, nor will it knowingly assume any such obligation or restriction, that does or could interfere with the performance of its obligations under this Agreement in any material respect;

(f)

the execution, delivery, and performance of this Agreement or any Statement of Work does not violate in any material respect any provision of any bylaw, charter, regulation, or any other governing authority of the Party, or any other agreement to which it is a party, and its obligations under this Agreement, including each Statement of Work, are valid and binding obligations; and

(g)	it is not insolvent or the subject of any insolvency, winding up or similar proceedings in its country of incorporation.

(3)

Additional Provider Representations, Warranties and Covenants. As of the Closing, Provider further represents, warrants and covenants to Customer (and acknowledges that Customer is relying on such representations, warranties and covenants in connection with entering into this Agreement) that:

(a)	it and its personnel possess the necessary technology, skills and experience to perform Provider’s obligations under this Agreement and each Statement of Work;

(b)	this Agreement and each Statement of Work, when executed, are and shall be legal, valid and binding obligations of Provider (or its Affiliates, as applicable);

(c)

Provider’s (and its Affiliates’) provision and Customer’s (and its Affiliates’) use of the Services and the Provider Materials, does not and will not infringe or misappropriate the Intellectual Property Rights of any Person. Provider is and will be the legal and beneficial owner or authorized licensee of all Intellectual Property Rights in and to the Services and the Provider Materials and has the full power and authority to grant the rights in and to Services and the Provider Materials and to provide the Services and the Provider Materials as contemplated in this Agreement without the consent of any Person. Provider is not aware of any infringement or misappropriation claims by any third party in relation to the Services or the Provider Materials;

(d)

Provider has sufficient capacity, and Provider has no knowledge of facts or circumstances that would limit Provider’s ability, to: (i) perform the Services and (ii) manufacture (or procure the manufacture of) the Equipment in all material respects as contemplated by this Agreement;

(e)

no portion of the Services or the Provider Materials contains or will contain any virus, Trojan horse, worm, logic bomb, drop-dead device, backdoor, shutdown mechanism, expiry code or similar software, or combination of any of the foregoing that is intended or designed to, is operable to, is likely to or has the effect of disabling, deleting, erasing, denying authorized access to, permitting unauthorized access to, repossessing, damaging, destroying, corrupting or otherwise affecting or interfering with the Services, the Assets or any data or files on or used in conjunction with any of them; and

(f)

there are no material outstanding litigation, arbitration or other disputed matters to which Provider is a Party which may have a material adverse effect upon the supply or operation of the Services, the Provider Materials or the fulfilment of Provider’s responsibilities and obligations pursuant to this Agreement or any Statement of Work. Provider will inform Customer in the event that any material litigation, arbitration or other disputed matter occurs, or is reasonably likely to occur, which will have a material adverse effect upon the provision of the Services, the Provider Materials or the ability of Provider to fulfill its obligations under this Agreement.

(4)

Additional Customer Representations, Warranties and Covenants. As at Closing, Customer further represents, warrants and covenants to Provider (and acknowledges that Provider is relying on such representations, warranties and covenants in connection with entering into this Agreement) that:

(a)

it has (or will have) a valid and enforceable right of access to and use of land at each Physical Location by legally binding lease, hosting or agreement with similar effect and is in good standing under such agreement(s) with the respective Physical Location provider(s) and it will not do or cause to be done, or omit to do, anything that would constitute a material breach of such agreement(s);

(b)

it has entered into and maintains legally binding energy supply agreements with appropriate providers under which MW are deliverable and accessible at each Physical Location in sufficient amounts for any Statement of Work issued under this Agreement;

(c)	this Agreement and each Statement of Work, when executed, are legal, valid and binding obligations of Customer (or its Affiliates, as applicable); and

(d)

there are no material outstanding litigation, arbitration or other disputed matters to which Customer is a Party which may have a material adverse effect upon the payment for the Services, the Provider Materials or the fulfilment of Customer’s responsibilities and obligations pursuant to this Agreement or any Statement of Work. Customer will inform Provider in the event that any material litigation, arbitration or other disputed matter occurs, or is reasonably likely to occur, which will have a material adverse effect upon the payment for the Services, the Provider Materials or the ability of the Customer to fulfill its obligations under this Agreement.

Section 11 Confidential Information

(1)

Confidential Information. Each Party (the “Receiving Party”) agrees that all non-public information furnished to it by the other Party or its Affiliates (the “Disclosing Party”), including software, pricing, financial information, business strategies, design information, methodologies, specifications, and other commercial and technical information to which it has access under this Agreement, are deemed confidential and proprietary information or trade secrets (collectively, “Confidential Information”) of the Disclosing Party and shall remain the sole and exclusive property of the Disclosing Party. The Receiving Party shall treat the Confidential Information in a confidential manner using the same degree of care as it uses to protect its own confidential information of a like nature, but no less than a reasonable degree of care given the sensitivity of the information and the circumstances of its disclosure. Subject to Section 11(2) and Section 11(3), the Receiving Party may use and copy the Disclosing Party’s Confidential Information only in direct furtherance of the purposes of this Agreement. Except to the extent necessary in connection with the exercise of its rights or the performance of its obligations under this Agreement or as otherwise permitted under Section 11(2) or Section 11(3), neither Party may directly or indirectly disclose the Disclosing Party’s Confidential Information other than to its employees, advisors, lenders and investors on a “need to know” basis, but only after they have been advised of the information’s confidential and proprietary nature, and have agreed to protect same on terms no less onerous than the terms of this Section 11.

(2)	Exceptions. Notwithstanding anything to the contrary contained herein, the Receiving Party has no obligation to preserve the confidentiality of any information that is:

(a)	previously known, or received rightfully by the Receiving Party without any obligation to keep it confidential;

(b)	distributed to third parties by the Disclosing Party without restriction;

(c)	publicly available other than by unauthorized disclosure by the Receiving Party; or

(d)	independently developed by the Receiving Party as evidenced by its records.

(3)	Required Disclosure. Notwithstanding anything to the contrary herein, each Party may, in its capacity as a Receiving Party, disclose Confidential Information of the Disclosing Party:

(a)

if and to the extent required by a governmental or regulatory authority or pursuant to the rules of a recognized stock exchange, on condition that, to the extent permitted by Law, before disclosing such Confidential Information, the Receiving Party uses commercially reasonable efforts to promptly notify the Disclosing Party of the required disclosure and, at the Disclosing Party’s cost and expense, cooperates with the Disclosing Party to take such steps as it desires to challenge or contest such disclosure or seek a protective order; or

(b)

if the Receiving Party is required by a governmental or regulatory authority or pursuant to the rules of a recognized stock exchange to disclose Confidential Information of the Disclosing Party (including this Agreement) pursuant to applicable securities Laws, the Receiving Party will promptly notify the Disclosing Party and will fully cooperate and work in good faith with the Disclosing Party to determine appropriate redactions from the Confidential Information.

(4)

Securities Law Matters. Each Receiving Party acknowledges that access to the Confidential Information of the Disclosing Party may provide the Receiving Party with material information concerning the Disclosing Party which has not been publicly disclosed. Accordingly, the Receiving Party may be subject to applicable securities Laws that may restrict its ability to disclose such information to others or to purchase or sell securities. Each Party as a Receiving Party acknowledges and agrees that it shall fully comply with such Laws.

Section 12 Audit Rights

(1)

Audits. Customer and its Controlled Affiliates (where they have purchased or requested Services) and each of their respective authorized representatives, shall have the right to documentary audit (including Records) regarding Provider’s provision of the Services and Equipment and compliance with its other obligations under this Agreement where Customer is compelled by, or in connection with a formal request from, a United States regulator or governmental authority. Provider shall procure that Customer is provided with such assistance as it reasonably requires for such audits. Customer shall cover Provider’s reasonable, evidenced costs incurred in connection with any audit.

(2)

Regulatory compliance. Provider shall at all times cooperate with any regulator in connection with the Services and shall provide all such reasonable assistance as Customer may require in dealing with regulators as is relevant to the Services from time to time.

(3)

Books and Records. Provider shall maintain complete and accurate records of its activities related to the performance of its obligations under this Agreement (“Records”) and shall retain such records for a minimum period of six (6) years after the end of the Term, or such longer period as may be required by applicable Law.

(4)

Inspection of the Costs. Without prejudice to Section 12(1), upon no less than fourteen (14) days’ written notice of the Customer, the Provider shall grant access or provide to the Customer to all Records (or copies thereof) pertaining to the calculation of the Service Fees (as defined in Section 6(1)).

(5)	Confidentiality. All Records will be “Confidential Information” for the purposes of this Agreement.

Section 13 Indemnification; Right of Set-Off

(1)

Subject always to Section 14 below, Provider agrees to indemnify and hold harmless the Customer and its Controlled Affiliates, and their respective directors, officers and employees (each, an “Indemnitee”) from and against all suits at law or in equity and from all liabilities, damages, costs, losses, claims and expenses (including legal and other professional fees) (collectively, “Losses”) incurred by an Indemnitee resulting from:

(a)

any material breach by Provider or its Affiliates, including their respective directors, officers, employees, agents and subcontractors (collectively, “Personnel”), of its obligations under this Agreement;

(b)	any gross negligence, criminal act, fraudulent act, fraudulent omission or willful misconduct by Provider, its Affiliates or any Personnel;

(c)

any damage, loss or destruction of any tangible, real or personal property while in the possession or control of Provider, its Affiliates or any Personnel, or otherwise to the extent caused by any act, omission or willful misconduct of Provider, its Affiliates or any Personnel;

(d)	Provider or its Affiliates (i) having made inaccurate warranties or representations, or (ii) otherwise acting beyond the scope of its authority, in each case as expressly set out in this Agreement;

(e)	Personnel’s grossly negligent acts, or omissions (including claims for death, personal injury, or damage to property);

(f)

infringement of a third party’s Intellectual Property Rights, excluding Losses resulting from (i) a use of the Provider Material in a manner not contemplated by the user manuals provided by Provider, (ii) Customer’s gross negligence, (iii) Provider’s compliance with or use of designs, requirements, specifications, instructions or alterations supplied or developed by the Customer or its Affiliates; and

(g)

the employment or termination of employment of any Provider Personnel (including notice pay, redundancy or severance costs) whom the Customer, its Affiliates or any successor supplier does not wish to employ (in circumstances where, on termination or expiry of this Agreement or any Statement of Work, the Customer, its Affiliate or such successor supplier is required or deemed by operation of Law to assume the obligations of employer to such Personnel).

(2)

Subject always to Section 14 below, Customer agrees to indemnify and hold harmless Provider and its Affiliates, successors, and assigns, and their respective directors, officers, employees, and agents (each and “Indemnitee”) from and against all suits at law or in equity and from all Losses incurred by an Indemnitee resulting from the Customer Materials infringing or misappropriating any Intellectual Property Rights of any third party, excluding Losses resulting from (i) the use of the Customer Materials in a manner not permitted by this Agreement, (ii) Indemnitees’ negligence, or (iii) compliance with or use of designs, requirements, specifications, instructions or alterations supplied or developed by the Provider or its Affiliates.

(3)

Upon a third party threatening or bringing a claim in respect of which either Party has given an indemnity pursuant to this Agreement (the “Indemnitor”), the Indemnitee shall notify the Indemnitor as soon as reasonably practicable upon becoming aware of the claim and:

(a)	the Indemnitor shall, at its own expense, defend the claim and have sole control of the conduct of the defense and settlement of the claim, provided that the Indemnitee shall have the right to:

(i)

where appropriate, participate in any defense and settlement, such participation to be at its own cost where it is not pursuant to a request for participation from the Indemnitor and in any event the Indemnitor shall remain in control of the conduct of the defense;

(ii)

review the terms of any settlement and approve any wording which relates to an admission of liability on the part of the Indemnitee or which the Indemnitee reasonably believes shall impact the Indemnitee’s reputation (such approval not to be unreasonably withheld) and reasonably veto any proposed admission of liability by the Indemnitor in respect of the Indemnitee and any such settlement or admission (including its terms) shall be the Confidential Information of both Parties; and

(iii)	join the Indemnitor as a defendant in legal proceedings arising out of the claim;

(b)	the Indemnitee shall:

(i)

not make any admissions (except under compulsion of applicable Law), agree to any settlement or otherwise compromise the defense or settlement of the claim without the prior written approval of the Indemnitor; and

(ii)	give, at the Indemnitor’s request and cost, all reasonable assistance in connection with the defense and settlement of the claim; and

(c)	if the Indemnitor does not elect to defend the claim or does not, following such election, actively defend the claim, then:

(i)

the Indemnitee shall have the right to defend or settle the claim in the manner it considers appropriate, at the cost of the Indemnitor (including in respect of any Losses for which the Indemnitor is liable pursuant to the indemnity and legal costs on an attorney-client basis); and

(ii)	the Indemnitor shall give, at Indemnitee’s request, all reasonable assistance in connection with the conduct of the defense and settlement of the claim at the cost of the Indemnitor.

(4)

Right of Set-Off. Notwithstanding anything to the contrary herein, the Parties shall have the right to set off amounts due and payable to the other Party against any Losses owing by that other Party (and/or its Affiliates) to the relevant Party pursuant to this Agreement.

Section 14 Limitation of Liability

(1)

Exclusion of Damages. EXCEPT AS PROVIDED IN SECTION 14(3), NOTWITHSTANDING ANY OTHER PROVISION CONTAINED IN THIS AGREEMENT, INCLUDING IN ANY STATEMENT OF WORK, IN NO EVENT SHALL EITHER PARTY OR ITS OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS BE LIABLE TO THE OTHER FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR AGGRAVATED DAMAGES OF ANY KIND WHATSOEVER (INCLUDING INDIRECT LOSSES OF: (i) SAVINGS, (ii) BUSINESS, (iii) PROFIT, (iv) DATA, (v) USE, OR (vi) GOODWILL), EVEN IF NOTIFIED IN ADVANCE OF SUCH POSSIBILITY ARISING OUT OF OR IN ANY WAY CONNECTED TO THIS AGREEMENT HOWSOEVER CAUSED AND REGARDLESS OF CAUSE OR ACTION OR THE THEORY OF LIABILITY, WHETHER IN CONTRACT, TORT OR OTHERWISE.

(2)

Limitation on Liability. Except as provided in Section 14(3), in no event shall the aggregate liability of either Party, its Affiliates, and their respective directors, officers, employees and agents, for Losses arising under or in connection with this Agreement, including any Statement of Work, exceed the total amount of Service Fees paid by Customer to Provider under this Agreement (and all Statements of Work) during the twelve (12) month period preceding the first claim made under this Agreement (or if Services have not been performed throughout the preceding twelve (12) month period, a prorated amount determined by taking the fees paid or payable for Services under this Agreement (and all Statements of Work) divided by each full month in which such Services were rendered and multiplying that amount by 12).

(3)	Exceptions. The exclusions and limitations set forth in this Section 14 shall not apply to:

(a)

Losses suffered or incurred by the Customer or its Affiliates as a result of any deliberate and sustained cessation of any portion of the Services provided under a Statement of Work by Provider or its Affiliates without a bona fide attempt to resume such portion of the Services or to remedy the cause of such cessation;

(b)	the indemnities under Section 13(1)(b), Section 13(1)(e), Section 13(1)(f) and Section 13(1)(g);

(c)

(i) gross negligence or intentional misconduct of a Party, its Affiliates or any Personnel, or (ii) personal injury or death, fraud or other criminal activity of a Party, its Affiliates or any Personnel;

(d)

any Losses relating to deliberate misappropriation by Provider or its Affiliates of any cryptocurrency generated from mining activities of the Equipment (which, for the avoidance of doubt, shall not include Losses relating to the fluctuation in market price of such cryptocurrencies);

(e)	any failure to pay Service Fees by the Customer or its Affiliates; or

(f)	the extent that any liability cannot be excluded or limited under applicable Law.

(4)

Power Agreements. For the avoidance of doubt, Provider shall have no liability to Customer under or pursuant to this Agreement, whether for Losses or otherwise, to the extent such losses arise directly or indirectly due to the failure of any energy provider to supply energy, or Customer to receive supply of energy, for any reason whatsoever under any Power Agreement.

(5)

Reasonableness. The Parties agree that these limitations are fundamental conditions of contract, are reasonable under the circumstances, and that the Parties would not have entered into the Agreement or any Statement of Work but for the inclusion of these limitations on its liability.

Section 15 Termination.

(1)

Right of Termination. In addition to the Parties’ respective termination rights under Section 3, Section 7(1) and Section 21(4), this Agreement or any Statement of Work may be terminated immediately by either Party upon written notice to the other Party if:

(a)

the other Party or any of its Affiliates commits a material breach of this Agreement which (in the case of a breach capable of being remedied) is not remedied or compensated to the reasonable satisfaction of the non-breaching Party within thirty (30) calendar days of receipt of a written request to do so by the non-breaching Party (it being acknowledged and agreed that a failure to pay undisputed Service Fees by Customer in accordance with Section 6 shall constitute a material breach and shall be subject to the foregoing thirty (30) day cure period); or

(b)

either Party: (i) makes a general assignment for the benefit of its creditors; (ii) files an application for a bankruptcy order, or an application for a bankruptcy order is made in respect of such party; (iii) applies for or acquiesces in the appointment of any receiver, trustee or similar officer to liquidate or conserve its business or any substantial part of its assets; or (iv) commences under the Laws of any jurisdiction any proceeding for relief under the relevant bankruptcy or insolvency Laws or successor legislation, or corresponding legislation in applicable foreign jurisdictions, involving its insolvency, reorganization, adjustment of debt, dissolution, liquidation or other similar proceedings for the release of financially distressed debtors.

(2)	Unless expressly provided otherwise in any Statement of Work, this Section 15 sets out the only grounds on which this Agreement or any Statement of Work may be terminated.

Section 16 Effect of Termination or Expiry.

(1)

General. Upon the termination or expiry of this Agreement or a Statement of Work for any reason, all outstanding and undisputed amounts owing pursuant to a terminated Statement of Work will become due and payable. The terms and conditions of this Agreement will apply to any Services delivered by Provider after the termination the relevant Statement of Work, although the delivery of the Services will not in any way be construed as an agreement by either Party to renew this Agreement or the Statement of Work for a further term. The termination of a Statement of Work will be without prejudice to the accrued rights and liabilities of either Party and shall not automatically terminate any other Statements of Work in effect under this Agreement.

(2)

Termination Assistance. Upon the expiry or termination of this Agreement or any Statement of Work, however and whenever occurring, at Customer’s request, Provider (or its applicable Affiliate) shall provide all reasonable termination assistance to Customer (or its applicable Affiliate) at no cost to Customer of its Affiliates. As part of its termination assistance, Provider shall perform such tasks as reasonably requested by Customer to assist in an expeditious and orderly transition of the Services to Customer or a successor supplier (including providing access to and use of the applicable Physical Location(s)). This Section 16(2) shall not apply in the event of termination for material breach of this Agreement by Customer under Section 15(1) above.

(3)

Survival. All provisions which are expressly stated to survive or which by their nature should reasonably survive the termination or expiry of the Agreement or a Statement of Work for any reason, shall so survive, including Section 7, Section 8, Section 9, Section 11, Section 12, Section 13, Section 14, Section 16,

Section 18, Section 21(1), Section 21(2), Section 21(5), Section 21(7), Section 21(9), Section 21(12), Section 21(14), and Section 21(16).

Section 17 Most Favored Customer and Non-Compete

(1)

Notwithstanding any other provision of this Agreement, all of the prices, benefits, and terms granted by Provider to Customer pursuant to this Agreement are hereby warranted by Provider to be no less favorable to Customer than the prices, benefits and terms that are being offered by Provider to any of its other customers for:

(a)	in respect of the Services, similar services in the territory of the United States; and

(b)	in respect of the Assets and Equipment, similar assets and equipment (as applicable), whether in the territory of the United States or elsewhere.

(2)

If at any time during the Term Provider reduces the sales price referred to in Section 17(1)(a) or Section 17(1)(b) (as applicable) below that paid by Customer, then Customer will be entitled to the benefit of such price reduction for the same with effect from such date of third party reduction (and not retrospectively) (the “Price Protection”). Where Price Protection shall arise and apply, Provider shall inform Customer as soon as reasonably practicable and apply the applicable discounted price to the next following invoice or Statement of Work.

(3)	During the Term of this Agreement Provider undertakes to Customer that:

(a)

subject to Section 17(3)(b), below, it will not engage in, establish, hold a position as shareholder, partner or investor, or otherwise participate, directly or indirectly, in any entity or person that is engaged exclusively or primarily in the business of maintaining and running a digital asset infrastructure in any state or states in the United States for the purposes of production of computational power compliant with SHA256 or other cryptographic algorithms which assume digital assets as rewards as a result of monetization of that computational power (“Restricted Business”).

(b)

This Section 17(3) shall not apply to any ownership interest Provider may have or hold, directly or indirectly, in securities of an entity or person conducting Restricted Business where (i) gross revenues of such business constitute less than twenty (20) percent of overall gross revenues of such entity or person, or (ii) such securities constitute or relate to less than ten (10) percent of the fully diluted share capital of such entity or person.

Section 18 Dispute Resolution

(1)

General. The Parties will act reasonably in interpreting and enforcing this Agreement and each Statement of Work. Any issue concerning this Agreement or a Statement of Work will initially be addressed by each Party’s Project Managers and, in the event that resolution cannot be achieved within a reasonable timeframe, either Party may escalate the issue to the Parties’ respective CEOs for resolution. If the Parties are not successful in resolving an issue pursuant to such process, or if the issue is material and either Party believes the Parties will not be successful resolving such issue or dispute pursuant to such process, then either Party may issue a formal written notice (a “Dispute Notice”) that a dispute (“Dispute”) has arisen and Section 18(2) will apply. For the avoidance of doubt, a Dispute may include any claim, difference or controversy arising out of, relating to or in connection with the Agreement, including disputes as to its existence, validity, interpretation, performance, breach, termination, or the consequences of its nullity, and disputes in relation to non-contractual obligations arising in connection with the Agreement or its purpose.

(2)

Escalation of Disputes to Arbitration. Except for Disputes involving Confidential Information or the infringement or misappropriation of Intellectual Property Rights (in which case either Party will be free to seek available remedies in the courts of New York) and as provided in Section 18(3) if the Dispute is unresolved by each Party’s representatives within seven (7) days after the issuance of the Dispute Notice (or such other period of time agreed to in writing by the Parties) then such Dispute shall be resolved as follows:

(a)

a Party shall commence arbitration in respect of a Dispute by delivering to the other Party and to the International Chamber of Commerce (the “ICC”) a written notice of arbitration. The Dispute will be arbitrated and resolved under the Rules of the ICC. The ICC Rules are incorporated by reference into this Section;

(b)	the claimant and the respondent shall each nominate on arbitrator for appointment and confirmation by the ICC court. The ICC court shall appoint the chairman;

(c)

the seat of the arbitration will be the city of New York, New York, United States, the language of the arbitration will be English. If the Dispute requires parties to rely upon documents in any other language then the said documents shall be accompanied by an English translation (in whole, or in relevant part, as appropriate);

(d)	there will be three (3) arbitrators. The claimant and the respondent shall each nominate on arbitrator for appointment and confirmation by the ICC court. The ICC court shall appoint the chairman;

(e)

the arbitration will be kept confidential and the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) will not be disclosed beyond the arbitrators, the Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise or as may be required by applicable Law;

(f)	this arbitration provision will be governed by and interpreted and enforced in accordance with the laws of the state of New York; and

(g)	judgment upon any award(s) rendered by the arbitral tribunal may be entered in any court having jurisdiction thereof.

(3)

Equitable Relief. Notwithstanding any other provision of this Agreement, a Party shall have the right to apply to the courts of New York to seek injunctive or other equitable relief, on either an interim or permanent basis, for any claim arising under or in connection with this Agreement.

(4)

Continued Performance. Each Party agrees to continue performing its obligations under this Agreement while any Dispute is being resolved and without limiting either Party’s rights to terminate this Agreement as provided in Section 15.

Section 19 Business Continuity and Disaster Recovery Planning

(1)

The Parties acknowledge that within three (3) months from the effective date of the first Statement of Work, Provider shall provide the Customer with a formal written business continuity and disaster recovery plan, in form and substance reasonably acceptable to Customer (the “Business Continuity and Disaster Recovery Plan”). From and after the date of delivery of the Business Continuity and Disaster Recovery Plan until the expiry or termination of this Agreement or the last Statement of Work, Provider shall comply with the Business Continuity and Disaster Recovery Plan.

(2)

During the Term, Provider will immediately report to Customer: (i) any significant changes to the Business Continuity and Disaster Recovery Plan; and (ii) any event that could materially affect the delivery of the Services or result in Losses to Customer or its Affiliates.

(3)	Provider agrees that, upon request by Customer, Provider will provide to Customer a summary of any business continuity and disaster recovery test results relating to any of the Services.

Section 20 Governance of Relationship during Term

Within ten (10) days from the effective date of the first Statement of Work, Provider and Customer will each designate an employee as its project manager (the “Project Manager”) who will act as the primary contact for each Party with respect to all matters relating to this Agreement and the Statements of Work, along with such other employees to fulfill functions agreed by the Parties as useful in order to effectively manage the Services. The Project Manager will be responsible for the day-to-day management of the ongoing tasks and activities involved in the performance of the Services. Provider shall also identify the designated personnel of Provider (or its Affiliates) (together with the Project Manager, the “Key Personnel”) who will be assigned to perform Provider’s obligations under this Agreement and the Statements of Work. Provider will not permit any Key Personnel to cease to perform those obligations that he or she has been assigned to perform, except for reasons of illness, resignation, termination for cause or other causes outside the reasonable control of Provider, or, at Customer’s request. If Provider removes any Key Personnel, Provider promptly will propose for approval by Customer (not to be unreasonably refused) a replacement employee who has the qualifications, expertise and knowledge required to carry out the obligations under this Agreement and the Statements of Work. Provider will be responsible for costs and expenses for the period required to equip such replacement personnel with knowledge necessary to perform at the same level as the replaced personnel. The Project Manager will meet regularly with Customer to report on progress to Customer and compliance with this Agreement and the Statement of Work (including compliance with service levels and uptime requirements), and to identify and resolve issues. Provider shall provide such information relating to the Services and this Agreement, and attend such governance and relationship meetings, as Customer may reasonably request from time to time.

Section 21 Miscellaneous Provisions

(1)

Governing Law. This Agreement, including each Statement of Work, and any non-contractual rights or obligations arising out of or in connection with them, shall be governed by and construed in accordance with the laws of the laws of state of New York and the federal laws of United States applicable therein, but without regard to conflict of laws provisions. To the extent to which it would otherwise apply, the Parties hereby expressly exclude the application of the United Nations Convention on the International Sale of Goods to this Agreement.

(2)

Compliance with Laws. At all times during the Term and in the performance of its obligations under this Agreement, each Party will comply with, and cause its personnel and subcontractors involved in the provision or receipt of the Services to comply with, all applicable Laws.

(3)

Assignment. Each Party agrees that it may not assign this Agreement or any Statement of Work or any of its rights or obligations under this Agreement or a Statement of Work, in the absence of the other Party’s prior written consent.

(4)

Force Majeure. Notwithstanding anything to the contrary herein, Provider shall not in any circumstances be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement if such delay or failure results from events, circumstances or causes beyond its reasonable control, including strikes, lock-outs or other industrial disputes (with the exception of the workforce of Bitfury), failure of a utility service (including planned or unplanned power outages or breakdowns in power transmission) or transport, telecommunications or internet network, equipment failure, system failure, act of God or nature, invasion, terrorist attack or threat of terrorist attack, war (whether declared or not) or threat or preparation for war, riot, civil commotion, pandemic, malicious damage, changes to any Law or governmental order, rule, regulation or direction, fire, explosion, rain, flood, storm, lightning or other extreme weather conditions, earthquake, subsidence, epidemic or other natural disaster, or involuntary power curtailment, maintenance and repair downtime (“Force Majeure”). Upon claiming the occurrence of a Force Majeure event, the party claiming Force Majeure will promptly provide the other Party with written notice of the event and the estimated period of delay. If a Force Majeure event results in a delay of more than forty-five (45) days, the Party not claiming Force Majeure may, at its option, elect to terminate the affected Statement of Work by giving notice to the other Party in writing. Notwithstanding the foregoing, a Party affected by an event of Force Majeure shall not be relieved of its obligations hereunder unless it has used commercially reasonable efforts to (and shall continue to use for the duration of such Force Majeure event to): (i) recommence performance of the obligations that it has failed to perform as a result of such Force Majeure event without delay, (ii) in the case of Provider, to the extent it cannot recommence performance, mitigate the impact of such Force Majeure event on the provision of the Services. If a Force Majeure event causes Provider to allocate limited resources between or among Provider’s customers, Customer and its Affiliates shall not be placed in a lower priority to any other similarly affected customers of Provider. Where the provision of the Services or part thereof is prevented or affected by a Force Majeure event, the Customer’s obligation to pay the Services Fees shall be reduced commensurate with the Services that are not performed or part performed until Provider resumes full performance of that part of the Service in accordance with the terms of this Agreement. This Section shall not limit Provider’s business continuity and disaster recovery obligations pursuant to Section 19, except to the extent that such obligations are themselves prevented by the relevant event.

(5)

Non-Solicitation. During the Term and ending one year following the termination of this Agreement, each Party undertakes to the other that it shall not, without the other Party’s prior written consent, directly or indirectly; (i) solicit or encourage any person to leave the employment or other service of the other Party or its Affiliates; or (ii) hire, on behalf of tit or its Affiliates or any other person or entity, any person who has left the employment within the one year period following the termination of that person’s employment with the other Party or its Affiliates, provided that the foregoing shall not apply to any general, non-targeted recruitment campaign by either Party or its Affiliates. During the period commencing on the date hereof through and ending one year following the termination of this Agreement, each Party will not, whether for its own account or for the account of any other Person, intentionally interfere with the relationship of the other Party or its Affiliates with, or endeavor to entice away from the other Party or its Affiliates, any person who during the term of the Agreement is, or during the preceding one-year period, was a tenant, co-investor, co-developer, joint venturer or other customer of the other Party or its Affiliates.

(6)

Amendments. Neither this Agreement nor an individual Statement of Work may be amended or modified except in writing signed by the authorized representatives of both Parties (or in the case of a Statement of Work, by authorized representatives of both parties to such Statement of Work). No course of dealing or usage of trade by or between the Parties shall be deemed to affect any such amendment or modification.

(7)

Publicity. Subject to Section 11(3), neither Party will independently issue a press release or make any other disclosure regarding this Agreement or any Statement of Work, or about the other Party or the other Party’s business generally, without the other’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(8)

Relationship. The Parties are independent contractors, and nothing in the Agreement will be construed as to be inconsistent with that relationship. Under no circumstances will any of a Party’s personnel be considered employees or agents of the other Party. Nothing in this Agreement grants either Party the right or authority to make commitments of any kind for the other, implied or otherwise, without the other Party’s prior written agreement. Neither this Agreement nor any Statement of Work constitutes or creates, in any manner, a joint venture, agency, partnership, or formal business organization of any kind.

(9)

Severability. If one or more provisions of this Agreement is held to be unenforceable under applicable Law: (i) the unenforceable portion will not affect any other provision of this Agreement; (ii) the Agreement will be construed as if the unenforceable provision was not present; and (iii) the Parties will negotiate in good faith to replace the unenforceable provision with an enforceable provision with effect nearest to that of the provision being replaced.

(10)

No Waiver. Failure by either Party to insist upon the performance of any term, covenant, or condition in this Agreement, or to exercise any rights under this Agreement, will not be construed as a waiver or relinquishment of the future performance of any such term, covenant, or condition, or the future exercise of any such right, and the obligation of each Party with respect to such future performance will continue in full force and effect.

(11)

Cumulative Remedies. The rights and remedies of each Party under or this Agreement and each Statement of Work are cumulative, may be exercised as often as such Party (in its absolute discretion) considers appropriate and are in addition to its rights and remedies under applicable Law.

(12)

Notices. Any notice required to be sent or given to Provider or Customer will be sent by personal delivery, confirmed facsimile or email, or reputable international courier service, return receipt requested, addressed to the Party at the address set out at the head of this Agreement, or such other address as a Party may notify the other from time to time in accordance with this Section. Notice will be deemed to have been received upon physical receipt by the recipient, as evidenced by the fax confirmation or return receipt. Notices received after 5:00 p.m. local time, or on a Saturday, Sunday or public holiday in the place of receipt will be deemed to have been received at 9:00 a.m. on the next business day.

(13)

Further Assurances. In furtherance of the provisions hereof, the Parties agree to take or cause to be taken such further actions and to execute, deliver and file, or cause to be executed, delivered and filed, such further documents and instruments as may be required or reasonably necessary in order to fully effectuate the purposes, terms and conditions of this Agreement.

(14)

Representation by Counsel; Fair Negotiation. Each Party agrees that it has read and understands this Agreement, and that it has had the opportunity to be represented by independent counsel of its choice in the negotiation of this Agreement. This Agreement will therefore be deemed to have been negotiated and prepared at the joint request, direction, and construction of the Parties, at arms’ length and with the advice and participation of counsel, and will be interpreted in accordance with its terms without favor to either Party.

(15)

Entire Agreement. This Agreement, including its schedules and all agreed Statements of Work, is the entire agreement and understanding between the Parties with respect to the Services, and supersedes all prior communications, representations and agreements between the Parties, whether written or oral, relating to the subject matter of a Statement of Work. The Parties acknowledge that no reliance is placed on any communication, representation or agreement made but not embodied in this Agreement and waive any right either Party may have in respect of any misrepresentation not contained in this Agreement, unless such misrepresentation was made fraudulently.

(16)

Signed Counterparts. This Agreement may be executed in any number of counterparts, which may include counterparts executed and delivered by emailed scan or facsimile, each of which so executed shall be deemed to be an original, and all of which when read together shall constitute one and the same document.

(17)

Rights of Third Parties. A person who is not a party to this Agreement shall have no rights to enforce any of its terms. Each Party represents to the other that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed by their duly authorized representatives as of [●].

CIPHER MINING TECHNOLOGY INC.		BITFURY HOLDING B.V.

By:		By:
	Authorized Signing Officer		Authorized Signing Officer

SCHEDULE 1

DESCRIPTION OF SERVICES

A. DESIGN, PROCUREMENT AND DEPLOYMENT

1.	Overall project management, including:

a.	Project management and quality control

b.	Process quality control and execution management

c.	Timing and budget management

d.	Risk management

2.	Site selection for future data centers, including:

a.	Consultations on site selection

b.	Technical due diligence

c.	Commercial negotiations with power producers, transmission providers and market operators

3.	Basic and detailed engineering, with IFB, IFCR, IFC packages:

a.	Civil:

i.	Overall site layout

ii.	Site grading layout, site grading Clauses

iii.	Foundation layout, foundation plans and Clauses

iv.	Pile schedule, fencing and gates

v.	Offices layout, IT-trailer, workshop, warehouse and auxiliary buildings

vi.	Utilities communications (water, sewage, heating, etc)

b.	Electrical communication design:

i.	Power system study reports

ii.	Single line diagram: site overall

iii.	Transformer skids and switchgear single-line and specifications

iv.	Single line diagram IT Office/Office/Workshop and auxiliary buildings

v.	Cable routing and cable trays details, cables schedule

vi.	Lightning protection report and Lightning protection layout

vii.	Site grounding study and layout

viii.	BBAC electrical layout and communication plan

c.	SCADA and network layout:

i.	Communication strategy

ii.	Overall site SCADA design

iii.	BlockBox SCADA design

4.	Procurement:

a.	Energy equipment:

i.	High voltage equipment (transformers, breakers, switches, etc)

ii.	Medium and Low voltage equipment, such as switchgears, transformer with skids, electrical panels, etc

iii.	Cables and accessories

b.	Construction services

c.	Offices trailers, warehouses, workshops

d.	Spare parts stock

e.	Logistics

f.	Other equipment, services and materials, required for project completion.

5.	Construction, including:

a.	Ground works:

i.	Ground levelling

ii.	Fencing and gates

iii.	Grounding

iv.	Foundations installation for BBACs, switchgears, offices etc

v.	Cable routes preparations (cable trays or in trenches)

vi.	Site backfilling with gravel/road slabs

vii.	Security system implementing

viii.	Other measures, required by project and/or local authorities, incl. environmental measures

ix.	BBAC unloading, installation and deployment

x.	Setting up the offices and auxiliary buildings (warehouse, workshop etc)

b.	Electrical works:

i.	Unloading energy equipment

ii.	Interconnection with the local utility

iii.	Cables assembly and terminations

iv.	Equipment interconnection and testing

v.	Auxiliary power supply panel and UPS installation and setting up

vi.	Diesel generator installation and tie-in

c.	SCADA:

i.	Fiber connection installation and welding

ii.	Weather station assembly and setting up

iii.	Operator room installation and setting up

6.	Commissioning:

a.	Factory acceptance tests for BBAC and major energy equipment

b.	Site acceptance testing upon receiving equipment on-site (energy equipment, BBACs, diesel generators etc)

c.	PLC programming, deployment, HMI/Historian development and programming, feeder protection relay configuration and programming, Ethernet network device configuration

d.	Equipment energization and launch

7.	As-built documentation

8.	Personnel training:

a.	Operator training for PLC/SCADA/HMI systems

b.	Instruction package for operational personal

c.	Major components O&M manuals

d.	Safety policy and procedures development

9.	Maintenance schedule preparation and operational support.

B. OPERATIONS AND MAINTENANCE

1.	24x7 DC monitoring services, including:

a.	Overall DC performance monitoring

b.	SCADA (Supervisory Control and Data Acquisition) system centralized monitoring

c.	Power Infrastructure performance, transformers temperature and load monitoring

d.	Each BBAC Hashrate, electrical load, humidity and temperature monitoring

e.	IT trailer inside temperature monitoring

f.	CCTV system monitoring

g.	Physical security monitoring

h.	UPS monitoring

i.	Data center infrastructure management (DCIM) system of miner monitoring and remote control

2.	Miners maintenance, including:

a.	PSU change

b.	Hashboard change

c.	Motherboard replacements

d.	Fan control board replacements

e.	Busbar board replacements

f.	Software and Firmware updates

g.	OrangePi microcomputer replacements

h.	Data communication cables replacement

i.	SD cards cloning and change

j.	Fans replacements

k.	Servers general cleaning

3.	BBAC container maintenance, including:

a.	PLC (Programmable logic controller) parameters set, maintenance and

b.	replacement

c.	Air filters maintenance and change

d.	Temperature and humidity sensors maintenance

e.	Electrical cabinet & power lines maintenance

f.	Emergency stop system maintenance

g.	Network switches and power splitters maintenance and replacement

h.	Mini-PC data logger maintenance and replacement

i.	UPS maintenance and replacement

j.	Automatic louvres control system maintenance and replacement

k.	Receptacles and fuses maintenance and replacement

l.	BBAC clearing

4.	IT core network and management servers’ maintenance, including:

a.	Wi-Fi access control system management and maintenance

b.	On-site LAN maintenance

c.	Telemetry system VLAN configuration and maintenance

d.	Redundant and secure internet access and performance monitoring

e.	General IT system access monitoring and reporting

f.	Pool server monitoring and redundancy

g.	Voice services (mobile phones and control)

h.	Mobile data services

i.	Management server’s data backup system maintenance

j.	Disaster recovery services

k.	Secure VPN remote access services

l.	IT 24x7 emergency support services

m.	UPS and Diesel generator power for IT network and equipment

5.	Software parameters configuration, including:

a.	Miners software and firmware optimal parameters and configuration sets

b.	Voltage and OSC parameters and ASIC maximum performance configuration

c.	sets

d.	Pool, difficulty, worker etc. mining parameters set

e.	Fan speed control

6.	Electricity infrastructure maintenance, including:

a.	Mid voltage (25KV) electricity supply from substation, cables and infrastructure

b.	25KV cubical switches (on/off device) maintenance

c.	25KV splitters maintenance

d.	25KV to 0.4KV 2500Kva oil transformer monitoring and maintenance

e.	0.4KV electricity distribution system maintenance

f.	Diesel generator (for office, workshop and IT network UPS) maintenance (oil change, filters, battery, diesel fuel check, etc.)

g.	UPS for critical infrastructure maintenance

h.	Grounding and lightning strike protection system maintenance

i.	PLC and SCADA system for monitoring and reporting maintenance

j.	Territory lights

7.	Miners performance management system support, including:

a.	Security configuration and environment updates

b.	Hashrate reporting

c.	Miners performance reporting

d.	Tools for software and firmware updates

8.	Ventilation and air conditioning system maintenance, including:

a.	On-site office and workshop facilities ventilation system maintenance

b.	On-site office and workshop facilities air conditioning system maintenance

c.	On-site office and workshop facilities heating system maintenance

d.	IT trailer air conditioning, heating, and ventilation system maintenance

e.	IT trailer temperature monitoring system maintenance

f.	Electronics repair trailer special ventilation system

9.	General facility and territory maintenance, including:

a.	Office, workshops and BBAC cleaning

b.	Territory cleaning

c.	Snow removal

d.	General facility maintenance and repairs

e.	On-site water closet maintenance

f.	Kitchen services (team, coffee, fridge, microwave, etc.)

g.	Catering services

h.	On-site service vehicles maintenance

i.	Security guards trailer maintenance

10.	Water supply, including:

a.	On-site office needs water supply

b.	Drinking water supply

c.	Wastewater utilization

d.	On-site office needs water system maintenance

e.	On-site office water heating / cooling system maintenance

11.	BBAC water walls maintenance (optional, for extra hot weather only)

a.	Water walls cleaning

b.	Water walls replacement

12.	Electronics diagnostics and repairs, including:

a.	PSU repairs

b.	Hash boards repairs, ASIC and Powerchips replacement

c.	Motherboards repairs

d.	Fan control boards repairs

e.	Busbar boar repairs

f.	OrangePi repairs

g.	Diagnostics of overall system components

13.	Software and Firmware updates and development services, including:

a.	Software improvements and bug fixes

b.	Firmware improvements and bug fixes

c.	New functionality implementations

d.	Optimal performance improvements

e.	R&D team 24x7 emergency support

14.	Security systems maintenance, including:

a.	Facility CCTV services and system maintenance

b.	Access control services and system maintenance

c.	Security guards 24x7 services

d.	Fire alarm services and system maintenance

e.	Storage facilities alarm services and system maintenance

f.	Territory fence maintenance

15.	Warehouse and logistics, including:

a.	Repair parts sourcing and delivery

b.	Facility maintenance materials sourcing and delivery

c.	Electricity infrastructure replacement parts sourcing and delivery

d.	Cooling systems repair and maintenance parts sourcing and delivery

e.	Global ad-hoc logistics and supply management services

f.	Cargo unload, load, and secure transport packing

g.	Export and import services

h.	Storage and warehouse management

16.	Environment, health, and safety, including:

a.	Electrical safety trainings and certification

b.	Emergency first response trainings and certification

c.	Work safety procedures, monitoring and auditing

d.	Hazards awareness

e.	Safety audit and improvement program

17.	Project management and quality control, including:

a.	Projects management and execution control

b.	Process quality control

c.	Documentation, procedures, and policies

SCHEDULE 2

PROCEDURE & FORM OF STATEMENT OF WORK

Ordering Process. Customer will place written orders for Services under the terms of this Agreement, by issuing to Provider a Statement of Work, as appropriate. Unless otherwise agreed upon, Customer will submit Statement of Work to Provider via electronic method (e.g. facsimile, email, etc.). Provider will not consider verbal orders for Services to be valid until confirmed by Provider’s receipt of an approved Statement of Work from Customer.

Each Statement of Work will include the following information:

1.	Date Issued;

2.	Parties;

3.	Physical Location;

4.	Assets;

5.	Description of Services (to include one or more from Schedule 1, e.g. “B.2.a. (PSU change)”);

6.	Additional Services (optional);

7.	Improvements (optional);

8.	Term:

Service Commencement Date;

Service End Date;

Renewal Term (optional);

9.	Fees and Payment:

Service Fee;

Additional Expenses (optional);

Early Termination Fee (optional).

The Parties have caused this Statement of Work to be executed by their duly authorized representatives as of the dates set out below, but with the intention that it be effective as of the Service Commencement Date.

Acceptance of Statement of Work. Provider will use best efforts to accept Statement of Work by providing Customer a written acknowledgment of such Statement of Work within twenty four (24) hours of receipt, with said acceptance of Statement of Work not to exceed forty-eight (48) hours.

Change Order. Customer may issue a Change Order in order to (i) implement any change or modification as required by or permitted by this Agreement; or (ii) correct typographical or clerical errors.

At any time prior to Provider’s delivery of the Service, or any component thereof, to the common carrier, Customer may issue a Change Order to: (i) change a Physical Location; (ii) modify the quantity; (iii) modify the commencement and end dates; (iv) order Services(s) which are of a superior quality, Improvements to, new release of or new option(s) of the Services, (consistent with the respective Description of Services in Schedule 1), set forth in the Statement of Work; or (v) any other reason contemplated by this Agreement. Any such Change Orders are to be reviewed with Provider to determine what (if any) further price / scheduling adjustments are necessary based on the changes submitted by Customer

Cancellation. Customer may cancel all or any portion of the Statement of Work only within twenty-four (24) hours of its execution.

STATEMENT OF WORK FORM

The Services provided under this Statement of Work are subject to the terms and conditions of the Master Services Agreement dated                 2021 and the Services Schedule 1 concluded between Bitfury Holding B.V., (hereinafter referred to as “Provider”) and Cipher Mining Technologies Inc.., on behalf of itself and its Affiliates, (“Customer”) (“Agreement”).

Service Order Date:	Statement of Work Number:

Description of Services:
All Services in Schedule 1	Y/N
Item Number from Schedule 1
Additional Service not in Schedule 1
Additional Information / Comments on Services:
Please indicate any particular requirement with respect to Services

Physical Location(s):
Physical Location:
Temporary Relocation	Y/N Please confirm whether you require Services outside Physical Location and if yes, please indicate such location
Duration at Temporary Relocation	Please indicate the period during which the Services will be provided in the Temporary Location
Equipment:	List the equipment currently available at a Physical Location and covered by this Statement of Work

Bill of Materials:
Description:	Quantity:	Price:

Term:
Recurring Service	Y/N
Commencement Date & Time	Day/Month/Year/Hour
End Date	Day/Month/Year/Hour
Renewal	Day/Month/Year/Hour
Additional Information / Comments on Services: Please indicate any particular requirement with respect to Services

Pricing and Payment:
Service Fee
Cost of Materials (if any)
Other Fees and Expenses (if any)
Invoicing Date	If left blank, the general provisions of the Agreement will apply
Payment Term	If left blank, the general provisions of the Agreement will apply
Applicable Sales Tax to Service Fee
Applicable Sales Tax to Materials
Total Service Fee
Total Cost of Materials

Deviations:

In this Section the Parties may restate a particular Section of the Agreement which, in the restated form, will apply only with respect to the Services under this Statement of Work. If you would like the provision not to apply to the Statement of Work, please indicate “Deleted”

Section #	[Title]
[Restated Provision]
Section #	[Title]
[Deleted]
Section #	[Title]
[Restated Provision]

Schedules & Attachments
[Title]	[Description]

[Insert name of Customer or its applicable Affiliate]	[Insert name of Provider or its applicable Affiliate]

Per:	Per:
Authorized Signatory	Authorized Signatory

Date:	Date:

SCHEDULE 3

SERVICE LEVELS

1. Technical Support and Problem Resolution:

1.1 Technical Support. Provider will provide Customer with Technical Support around the clock every calendar day (365x24). To facilitate such support, Provider will provide Customer with e-mail and telephone number (including online chat with support personnel) for submission of all Support Requests to on-call support technicians.

All requests for technical support will be logged using the Provider’s centralized ticketing system to enable us to appropriately assign and track the progress requests. Staff will coordinate with requestors to complete all tasks. Customer will be informed by e-mail from the ticketing system when requests have been assigned or status updated, or completed.

Root cause analysis will be performed, to understand why the problem happened and what actions shall be performed, if possible, to prevent such from happening (or lower the probability) in the future.

For the purposes of this Schedule 3, “System” shall mean the Equipment, Provider Materials and the Services.

1.2 Problem Classification. The following Problem Classification Table definitions are used for classifying performance issues.

Severity Level	Criteria
Severity 1 (Critical)	The whole System or significant part is non-operative or significantly impaired and cannot be conducted without significant delay, if at all. No known work around is currently available.

Severity 2 (Degraded)	The System does not function as designed.

Severity 3 (Minimal)	This group includes problems that have little or no impact on daily business process.

1.3 Response Expectations. Immediately upon Provider’s knowledge that the System failed to operate in conformance with the Services Description and other specifications, Customer will classify the problem according to the Problem Classification Table, above, and Provider will assign engineers to resolve the problem as required in the Response Expectation Table, below.

1.4 Response Expectation Table. The following Response Expectation Table specifies the required response for problems based upon the Severity Level assigned by Customer. The table specifies the maximum amount of time permitted to respond.

Severity Level	Criteria	Response Time
Severity 1 (Critical)	The whole System or significant part is non-operative or significantly impaired and cannot be conducted without significant delay, if at all. No known work around is currently available.	30 minutes

Severity 2 (Degraded)	The System does not function as designed.	1 hour between 9 am and 5 pm on Business Days; 2 hours otherwise

Severity 3 (Minimal)	This group includes problems that have little or no impact on daily business process *	1 business day

*	The Parties agree that some Severity Level 3 problems lack commercial justification on which to expend resources and, therefore, may never be resolved.

1.5 Escalation Process. All problems with a Severity Level of 1 or 2 will be escalated if a solution or plan of resolution cannot be achieved. Provider management will be made aware of issues according to the following timeframes. Escalations will occur in accordance with the following schedule:

Severity Level 1 and 2 Problem Escalation.

Hours 0 to 6: Provider’s onsite support and shift lead, site operations management and engineering personnel are notified and actively working the event.

Hour 7: Provider’s Global Director of Equipment Operations and HQ engineering team are notified and involved in the problem resolution.

Hour 12: Provider’s executive management team including the CEO are notified and involved in the problem resolution.

2. Scheduled Maintenance:

Provider will notify about both scheduled and unscheduled maintenance. Services may not be available during the maintenance periods. Planned Preventive Maintenance (PM) is taking precautionary and proactive steps against unscheduled equipment downtime and other avoidable failures. The purpose of the PM is to institute scheduled maintenance and inspections so that defects can be spotted before they evolve into something more severe. Regular preventive maintenance is critical to maintaining the reliability of the System performance and infrastructure. Computerized Maintenance Management Systems (CMMS) will be used for maintenance tasks planning and tracking.

Outside vendors scheduled maintenance plans that may affect System performance, will be included in Provider’s maintenance schedule, and communicated. Provider shall be entitled to perform scheduled maintenance on the System, provided such maintenance will (i) be performed in a planned manner and consolidated maintenance works at the same time, as few as possible times per calendar month (estimated not more often than once per week), (ii) not exceed eight (8) hours in total per maintenance execution day and (iii) where possible, be conducted at times likely to cause the least amount of disruption to the operation of the System.

Provider shall be entitled to perform System shutdowns due to power price increase or participation in power saving programs, if that makes financial sense and savings. Such System planned outages will not be considered.

3. Reporting and Failures to Perform:

Promptly following the end of each month during the Term, Provider shall provide a report containing details of any Failures to Perform (as defined below) over the preceding month, including a summary of any remedial actions taken in respect of the same as required below. The information contained within the reports shall be classified as Records, and Provider shall provide access to the same upon request by Customer at any time during the Term.

In the event that (i) Provider fails to respond to any Severity 1 Problem within the response time indicated in paragraph 1.4 above, (ii) in any calendar month, Provider fails to respond to any three or more Severity 2 or 3 Problems within the response times indicated in paragraph 1.4 above, (iii) Provider fails to escalate any Severity 1 or 2 Problem in accordance with the escalation timescales set out in paragraph 1.5 above, and/or (iv) in any calendar month, Customer experiences downtime of the technical support described in this Schedule 3 of 400 minutes or (excluding downtime in connection with scheduled maintenance that has been agreed in advance by Customer) (each, a “Failure to Perform”), Provider shall:

•

promptly (and in any event within fourteen (14) days) investigate, and report on the causes of, the underlying issues which led to the Failure to Perform, including performing an appropriate root cause analysis (and provide Customer with a copy of the output of the same);

•	provide regular updates to Customer regarding the status of remedial efforts being undertaken with respect to such underlying issues; and

•

(following the investigation and report detailed above) take appropriate preventive measures so that the underlying issues and Failures to Perform do not recur (and provide details of the same to Customer, upon request).

In the event that either Provider fails to take the above remedial actions in respect of any Failure to Perform or the same Failure to Perform is repeated despite such actions having been taken, Provider shall (at Customer’s request):

•	make available senior Provider representatives to meet Customer representatives, to review and discuss the on-going performance of the Services; and

•

put in place a focused recovery programme, to be agreed with Customer, setting out (further) remedial action to be taken by Provider in respect of the Failures to Perform. Provider will ensure that senior representatives will be responsible for leading and monitoring the progress of the steps undertaken pursuant to such recovery programme.

4. Service Level Credits:

Starting on the Commencement Date and every six (6) months thereafter, the Parties shall agree on the target hashrate to be generated by the Equipment at each Physical Location in respect of the following six (6) month period, taking into account expected diminution in hashrate, including diminution resulting from environmental factors and normal wear and tear (the “Performance Commitment”). On a quarterly basis during the Term, Provider shall report on the actual hashrate generated by the Equipment at each Physical Location during the previous quarter. If the Performance Commitment is not met in respect of a particular Physical Location across any quarter as a whole during the Term, and the relevant diagnostic reporting demonstrates that such failure resulted from a failure by Provider to perform the Services in accordance with the standards set out in this Schedule 3, Customer will be eligible to receive a service credit in respect of each such Physical Location, as outlined in the below table:

Monthly Actual Hashrate	Rating	Service Credit
95% of the Performance Commitment or above	Meets or exceeds target	None

Below 95% but above 90% of the Performance Commitment	Below target	1.25% of Service Fee in respect of the relevant Physical Location

At or below 90% of the Performance Commitment	Significantly below target	2.5% of Service Fee in respect of the relevant Physical Location

If Customer brings an action based on the same circumstances that gave rise to the payment of a service credit, any future award of damages arising as a result of that action shall, to the extent that the award does not take such service credit into account, be reduced by the amount of such service credit.

SCHEDULE 4

EQUIPMENT PURCHASE AGREEMENT

1.	INTERPRETATION

1.1. The definitions and rules of interpretation in this clause apply in these Conditions.

Acceptance: Bitfury’s acceptance of the Customer’s Order by countersigning the Order.

Affiliate(s): means, a Person which is an affiliate of another Person or group of Persons if one of them is Controlled, directly or indirectly, by the other or another Person or group of Persons Controlled, directly or indirectly, by the other, or if each of them is directly or indirectly under Control of the same Person or group of Persons. In this Contract, a Person (the first Person) is considered to control another Person (second Person) if the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person. “Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity. “Control” means in relation to a Person, the power of another Person to secure that the affairs of such Person are conducted in accordance with the wishes of that other Person: (a) by means of the holding of shares or other equity, or the possession of voting power, in or in relation to that Person or any other Person; or (b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that Person or any other Person

Bitfury: to be confirmed in the Order.

Bitfury Materials: all software, other equipment and materials which may or may not include Proprietary Materials.

Conditions: the terms and conditions set out in this document (as amended and varied from time to time).

Confidential Information, Disclosing Party and Receiving Party: as defined in Condition 15.

Contract: the contract between Bitfury and the Customer for the sale and purchase of the Equipment in accordance with these Conditions and each Order.

Customer: the person, firm or company who purchases Equipment from Bitfury.

Effective Date: the effective date of the first Order.

Equipment: the equipment as set out in each Order.

Improvements: any improvements to the Equipment, Bitfury Materials, service levels, business processes or other operations, or any other aspect of Bitfury’s operations relating to this Contract (including any upgrades, improvements or modifications or other operations to the Equipment), that will, in the reasonable opinion of Bitfury, enable Customer and its Affiliates to maintain or enhance the running of diverse cryptographic hash functions in connection with the mining of cryptocurrency.

Intellectual Property Rights: all rights in patents, utility models, trade marks, service marks, logos, getup, trade names, internet domain names, copyright (including rights in computer software), design rights, moral rights, database rights, topography rights, confidential information and knowledge (including know how, inventions, secret formulae and processes, market information, and lists of customers and suppliers), and rights protecting goodwill and reputation, in all cases whether registered or unregistered, all other forms of protection having a similar nature or effect anywhere in the world to any of the foregoing and all applications for or registrations of any of the foregoing rights.

Laws: all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time.

Order: a signed purchase order from Customer to Bitfury for Bitfury to supply the Equipment to Customer in accordance with these Conditions in the form provided in Exhibit A hereto.

Proprietary Materials: all inventions, Improvements, discoveries and ideas (whether patentable or copyrightable or not), and all works and materials, including but not limited to, products, tools, devices, computer programs, source codes, processes, procedures, texts, designs, drawings, documentation, engineering materials, specifications, data or other information, in preliminary or final form, and on any media whatsoever, owned or controlled (by license or otherwise) by a Party.

Sales Taxes: as defined in Condition 4.1.

1.2. every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after the Effective Date;

1.3. references to Exhibits and Schedules are references to sections of and exhibits to this Contract, and each of the Exhibits shall form part of this Contract;

1.4. references to the singular shall include the plural and vice versa and references to one gender include any other gender;

1.5. references to times of the day are to local time in the relevant location unless otherwise stated;

1.6. references to writing shall include any modes of reproducing words in a legible and non-transitory form;

1.7. references to any New York legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than New York be deemed to include what most nearly approximates in that jurisdiction to the New York legal term;

1.8. words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

1.9. general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

1.10. headings and sub-headings are inserted for convenience only and shall not affect the construction of this Agreement;

1.11. references to this Contract include this Contract as amended or varied in accordance with its terms.

1.12.

2.	BASIS OF CONTRACT

2.1. Each Order constitutes an offer by the Customer to purchase the Equipment in accordance with these Conditions.

2.2. A Contract shall come into existence upon Acceptance of an Order.

2.3. To the extent that the terms of an Order expressly contradict these Conditions, the terms of the Order shall control.

2.4. Without prejudice to the terms and conditions of the Master Services Agreement dated                 2021 concluded between Bitfury Holding B.V. and Cipher Mining Technologies Inc. (the “Agreement”), these Conditions apply to the Contract to the exclusion of any other terms that the Customer seeks to impose or incorporate, or which are implied by trade, custom, practice or course of dealing. The Customer specifically acknowledges that any samples, drawings, descriptive matter, or advertising produced by Bitfury and any descriptions or illustrations contained in Bitfury’s catalogues or brochures are produced for the sole purpose of giving an approximate idea of the Equipment described in them. They shall not form part of the Contract or have any contractual force.

3.	QUANTITY AND DESCRIPTION

3.1. The quantity and description of the Equipment shall be as set out in each Order.

3.2. Any typographical, clerical or other error or omission in any sales literature, quotation, price list,

acceptance of offer, invoice or other document or information issued by Bitfury shall be subject to correction without any liability on the part of Bitfury.

3.3. Bitfury reserves the right (but does not assume the obligation) to make any changes in the specifications of the Equipment which are required to conform with any applicable Laws or regulations or which do not materially affect their quality or performance.

3.4. Bitfury’s employees, contractors and agents are not authorised to make any representations or contractually binding statements concerning the Equipment.

4.	PRICES

4.1. All prices shall be as stated in each Order. Unless otherwise provided in the Order, all prices are exclusive of Taxes. Customer shall be responsible for the payment of all sales, retail, use, goods and services, harmonized sales, value added, excise and similar taxes (collectively, “Sales Taxes”) imposed by any governmental or regulatory authority in connection with Customer’s purchase and receipt of the Equipment. To the extent permitted by Law, if Customer has provided Bitfury with a certificate of exemption with respect to any Sales Taxes otherwise payable hereunder by Customer, Customer shall not be required to pay such Sales Taxes. Customer shall not be subject to any taxes arising from the Order other than Sales Taxes including any indirect taxes and any other taxes, duties, royalties, or levies, all of which will be borne by Bitfury.

4.2. Unless otherwise provided in the Order, all prices are exclusive of delivery, packaging, packing, shipping, carriage, insurance and other charges and duties and importation costs. The Customer is responsible for all such costs.

5.	PAYMENT

5.1. The Customer shall pay the invoiced price specified for the Equipment in cleared funds (or in another manner mutually agreed in writing between the parties) at the time of payment as stated in each Order. Payment shall be made according to the instructions supplied in writing by Bitfury or as stated in each Order.

5.2. Unless otherwise provided in the Order, Bitfury may also invoice the Customer for (a) the Sales Taxes, (b) costs of delivery for the Equipment; (c) costs of insuring the Equipment during delivery; and (d) any other costs associated with delivering the Equipment. The Customer shall pay such invoice(s) in full in cleared funds within seven calendar days of the invoice date.

5.3. If the Customer fails to make payment in full on the due date, the whole of the balance of the price of the Equipment then outstanding shall become immediately due and payable and, without prejudice to any other right or remedy available to Bitfury, Bitfury shall be entitled to: (a) terminate the Contract or suspend the delivery of Equipment to the Customer; (b) charge interest on the amount outstanding from the due date to the date of receipt by Bitfury (whether before or after any judgment), at the rate of the lesser of 10% per annum or, if applicable, the maximum permitted under New York law, accruing on a daily basis and being compounded quarterly; (c) suspend all further manufacture, delivery, installation or warranty service until payment has been made in full; and (d) make a storage charge for any undelivered Equipment at its current rates from time to time.

5.4. All sums payable to Bitfury under the Contract shall become due immediately on its termination, notwithstanding any other provision of the Contract. This Condition is without prejudice to any right to claim for interest under applicable Law, or any right under the Contract.

5.5. The Parties shall have the right to set off amounts due and payable to the other Party against any amounts owing by that other Party (and/or its Affiliates) to the relevant Party pursuant to this Contract.

6.	ACCEPTANCE AND DELIVERY OF EQUIPMENT

6.1. Without prejudice to Bitfury’s obligations with respect to the supply of Equipment under the Agreement, Bitfury shall not be under any obligation to supply all or any of the Equipment ordered by the Customer, until Acceptance. Bitfury shall promptly but not later than forty-eight (48) hours after receipt of an Order from Customer, notify the Customer in writing as to whether Bitfury accepts or does not accept the Order. Upon Acceptance of the Order, the Customer and Bitfury shall be bound by the terms thereof.

6.2. Bitfury shall deliver the Equipment on the date(s) and location(s) specified in the Order(s).

6.3. The Customer shall be responsible (at the Customer’s cost) for preparing the delivery location for the delivery of the Equipment and for the provision of all necessary access and facilities reasonably required to deliver and install the Equipment. If Bitfury is prevented from carrying out delivery or installation on the specified date because no such preparation has been carried out, Bitfury may levy additional charges to recover its loss arising from this event.

6.4. The Customer shall be deemed to have accepted the Equipment when the Customer has had seven (7) days to inspect it after delivery.

6.5. Bitfury may take out insurance for the delivery of the Equipment, the cost to be borne by the Customer.

7.	RISK AND PROPERTY

7.1. The Equipment shall be at the risk of Bitfury until delivery to the Customer at the place of delivery specified in the Order. Bitfury shall off-load the Equipment at the Customer’s risk.

7.2. Unless otherwise provided in the Order, ownership of the Equipment shall pass to the Customer on the completion of delivery (including off-loading).

8.	INSPECTION AND TESTING OF EQUIPMENT

8.1. Bitfury shall: (a) test and inspect the Equipment on delivery to ensure that it complies with the requirements of the Contract; and (b) if so requested by the Customer, give the Customer reasonable advance notice of such tests (which the Customer shall be entitled to attend).

9.	COMPLIANCE WITH LAW

9.1. The Customer shall be responsible for complying with any applicable Laws and regulations in relation to receipt and use of the Equipment, including those governing: (a) the importation of the Equipment into the country of destination; and (b) the export and re-export of the Equipment, and shall be responsible for the payment of any duties on it.

9.2. The Customer warrants, represents and covenants to Bitfury that it: (a) shall not import, distribute, deploy and use the Equipment in any non-member state of the United Nations or any country subject to any sanctions program of the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury; (b) shall import, distribute, deploy and use the Equipment solely in compliance with all applicable Laws and regulations; (c) shall use the Equipment only for generating SHA-256 computing power; and (d) shall not (and shall not permit any person to) modify the Equipment, or reverse assemble, reverse compile or reverse engineer the Equipment, or otherwise attempt to discover any underlying proprietary information.

10.	MUTUAL REPRESENTATIONS AND WARRANTIES

10.1. Each Party represents and warrants that: (i) it is a corporate entity in good standing in its jurisdiction of incorporation; (ii) it has obtained all necessary approvals, rights, licenses, consents and authorizations (collectively, the “Consents”) to enter into, and to perform its obligations under, this Contract and each Order and copies of all such Consents have been provided to the other Party; (iii) the Person executing this Contract and each Order on its behalf has and will have express authority to do so and to bind the Party; (iv) it is not under any current obligation or restriction, nor will it assume any such obligation or restriction, that does or could materially interfere with the performance of its obligations under this Contract; (v) the execution, delivery, and performance of this Contract or any Order does not violate any provision of any by applicable Law, charter, regulation, or any other governing authority of the Party, or any other agreement to which it is a party, in such a manner as to impede, materially delay, or prevent the performance of its obligations under this Contract or any Order, and its obligations under this Contract, and each Order, are valid and binding obligations of that Party; (vi) no filing with or notice to any relevant governmental entity is required on the part of such

Party as a condition to the lawful completion of the transactions contemplated by this Contract; (vii) it has complied in all material respects with all applicable Laws, orders, judgments and decrees other than any act of non-compliance which, individually or in the aggregate, is not material; (viii) there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of such Party, threatened against or relating to such Party affecting any of its properties or assets before any governmental entity, which could impede, materially delay, or prevent the performance of its obligations under this Contract or any Order; and (ix) it is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance Laws and no act or proceeding has been taken by or against such Party in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of such Party nor, to the knowledge of such Party is any such act or proceeding threatened.

11.	EQUIPMENT WARRANTY

11.1. Bitfury warrants to the Customer that the Equipment, other than any power supply unit, is free from defects of workmanship and materials, and that under normal use and conditions, it will operate substantially in accordance with, and perform, the material functions and features as set out in the product description in the Order for a period of 90 days following delivery. Bitfury undertakes (subject to the remainder of this Condition 11), at its option, to repair or replace Equipment (including with refurbished parts or refurbished Equipment) which is found to be defective as a result of faulty materials or workmanship within 90 days of delivery. Any repaired or replacement Equipment shall be under warranty for the unexpired portion of the 90-day period.

11.2. In cases where the Equipment is not located at Bitfury’s facilities, Bitfury shall not in any circumstances be liable for a breach of the warranty or undertake any warranty service contained in Condition 11.1 unless: (a) the Customer gives written notice of the defect to Bitfury within seven (7) days of the time when the Customer discovers or ought to have discovered the defect; and (b) after receiving the notice, Bitfury is given a reasonable opportunity to examine such Equipment for the defect or malfunction at its current location or, if asked to do so by Bitfury, the Customer returns such Equipment to Bitfury’s premises (or those of Bitfury’s agent or sub-contractor) or a repair facility specified by Bitfury at Bitfury’s cost. Bitfury shall be responsible for delivering up the Equipment after any warranty service. Bitfury shall not in any circumstances be liable for a breach of the warranty in Condition 11.1 if the Customer makes any use of Equipment in respect of which it has given written notice under Condition 11.2(a).

11.3. The warranty does not apply to (a) normal wear and tear; and (b) damage to or loss of the Equipment caused by Force Majeure Events. In addition, in cases where the Equipment is not located at Bitfury’s facilities, the warranty does not apply to: (i) damage resulting from accident, abuse, misuse, neglect, improper handling or improper installation (except for when these actions were taken by Bitfury or its Bitfury’s Affiliate(s)); (ii) damage caused by operator error, or non-compliance with manufacturer’s instructions as to the storage, installation, commissioning, electric powering, internet connectivity, use or maintenance of the Equipment or (if there are none) good trade practice (except for when such or non-compliance is attributable to Bitfury’s or its Affiliate(s)); (iii) alterations or repairs to the Equipment without the written consent of the manufacturer; (iv) damage or loss of functionality due to interoperability with the Customer’s software and/or hardware; and (v) burnt hashboards or chips resulting from improper use of the Equipment or use outside its normal application.

12.	REMEDIES

12.1. Any liability of Bitfury for non-delivery of the Equipment shall in all circumstances be limited to the amount paid by Customer for the Equipment.

12.2. If any claim by the Customer under Condition 11 is subsequently found by Bitfury to be outside the scope or duration of the warranty in Condition 11, the costs of transportation of the Equipment, investigation and repair shall be borne by the Customer.

13.	LIMITATION OF LIABILITY

13.1. The following provisions set out the entire financial liability of Bitfury (including any liability for the acts or omissions of its employees, agents and sub-contractors) to the Customer in respect of: (a) any breach of the Contract howsoever arising; and (b) any representation, misrepresentation (whether innocent or negligent), statement or tortious act or omission (including negligence) arising out of or in connection with the Contract.

13.2. All warranties, conditions and other terms implied by statute or common law, including any warranties of merchantability, fitness for a particular purpose, good title, satisfactory quality and noninfringement are specifically disclaimed by Bitfury and excluded from the Contract to the fullest extent permitted by Law.

13.3. Nothing in these Conditions excludes or limits the liability of Bitfury for: (a) death or personal injury caused by Bitfury’s negligence; (b) fraud or fraudulent misrepresentation; or (c) any other liability that cannot by Law be excluded or limited.

13.4. Subject to Condition 13.3:

(a) Bitfury shall not in any circumstances be liable under the Contract, whether in tort (including for negligence or breach of statutory duty howsoever arising), contract, misrepresentation (whether innocent or negligent) or otherwise for: loss or profits, loss of business, depletion of goodwill or similar losses, loss of anticipated savings, loss of goods, loss of contract, loss of use, loss or corruption of data or information, or any special, indirect, consequential or pure economic loss, costs, damages, charges or expenses.

(b) Bitfury’s total liability in contract, tort (including negligence and breach of statutory duty howsoever arising), misrepresentation (whether innocent or negligent), restitution or otherwise, arising in connection with the performance or contemplated performance of the Contract shall be limited to the amount paid by the Customer for the Equipment.

14.	INTELLECTUAL PROPERTY RIGHTS

14.1. The Customer acknowledges that all Intellectual Property Rights used by or subsisting in the Equipment are and shall remain the sole property of Bitfury or its Affiliate(s) or (as the case may be) a third party.

14.2. Bitfury or its Affiliate(s) shall retain the property and copyright in all documents supplied to the Customer in connection with the Contract and it shall be a condition of such supply that the contents of such documents shall not be communicated either directly or indirectly to any other person, firm or company without the prior written consent of Bitfury.

14.3. Bitfury’s Intellectual Property Rights in and relating to the Equipment and to any documents supplied in connection therewith shall remain the exclusive property of Bitfury or its Affiliate(s), and the Customer shall not at any time make any unauthorised use of such Intellectual Property Rights, nor authorise or permit any of its agents or contractors or any other person to do so.

15.	CONFIDENTIALITY

15.1. The Customer shall keep in strict confidence all technical or commercial know-how, specifications, inventions, processes or initiatives which are of a confidential nature and have been disclosed to the Customer by Bitfury or its agents, and any other confidential information concerning Bitfury’s business, the Equipment or any other Bitfury products which the Customer may obtain in connection with this Contract.

15.2. Each Party (the “Receiving Party”) agrees that all non-public information furnished to it by the other Party or its Affiliates (the “Disclosing Party”), including software, pricing, financial information, business strategies, design information, methodologies, specifications, and other commercial and technical information to which it has access under this Contract, are deemed confidential and proprietary information or trade secrets (collectively, “Confidential Information”) of the Disclosing Party and shall remain the sole and exclusive property of the Disclosing Party. The Receiving Party shall treat the Confidential Information in a confidential manner using the same degree of care as it uses to protect its own confidential information of a like nature, but no less than a reasonable degree of care given the sensitivity of the information and the circumstances of its disclosure. Subject to Conditions 15.3 and 15.4, the Receiving Party may use and copy the Disclosing Party’s Confidential Information only in direct furtherance of the purposes of this Contract. Except to the extent necessary in connection with the exercise of its rights or the performance of its obligations under this Contract or as otherwise permitted under Condition 15.3 or 15.4, neither Party may directly or indirectly disclose the Disclosing Party’s Confidential Information other than to its employees, advisors, lenders and investors on a “need to know” basis, but only after they have been advised of the information’s confidential and proprietary nature, and have agreed to protect same on terms no less onerous than the terms of this Condition 15.

15.3. Notwithstanding anything to the contrary contained herein, the Receiving Party has no obligation to preserve the confidentiality of any information that is:

15.3.1.	previously known, or received rightfully by the Receiving Party without any obligation to keep it confidential;

15.3.2.	distributed to third parties by the Disclosing Party without restriction;

15.3.3.	publicly available other than by unauthorized disclosure by the Receiving Party; or

15.3.4.	independently developed by the Receiving Party as evidenced by its records.

15.4. Notwithstanding anything to the contrary herein, each Party may, in its capacity as a Receiving Party, disclose Confidential Information of the Disclosing Party:

15.4.1.

if and to the extent required by a governmental or regulatory authority or pursuant to the rules of a recognized stock exchange, on condition that, to the extent permitted by Law, before disclosing such Confidential Information, the Receiving Party uses commercially reasonable efforts to promptly notify the Disclosing Party of the required disclosure and, at the Disclosing Party’s cost and expense, cooperates with the Disclosing Party to take such steps as it desires to challenge or contest such disclosure or seek a protective order; or

15.4.2.	if the Receiving Party is required by a governmental or regulatory authority or pursuant to the rules of a recognized stock exchange to disclose Confidential Information of the Disclosing Party (including this Contract) pursuant to applicable securities Laws, the Receiving Party will promptly notify the Disclosing Party and will fully cooperate and work in good faith with the Disclosing Party to determine appropriate redactions from the Confidential Information.

16.	RESTRICTIONS

16.1. The Customer represents and warrants that it is not nor is any director, officer, agent, employee or Affiliate of the Customer currently subject to any U.S. sanctions administered by OFAC; any EU sanctions administered, inter alia, by European External Action Service (the “EEAS”); or any UK sanctions administered by Office of Financial Sanctions Implementation (the “OFSI”). The Customer will not directly or indirectly use the Equipment or any proceeds therefrom, or lend, contribute or otherwise make available the Equipment or such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S, UK or EU sanctions. The Customer will not resell the Equipment to any individual or corporate subject to sanctions under any of the OFAC; EEAS; or OFSI rules.

17.	TERMINATION

17.1. Either Party may terminate the Contract and the Order if: (a) the other Party or any of its Affiliates commits a material breach of any term of the Contract or any Order which (in the case of a breach capable of being remedied) is not remedied within thirty (30) calendar days of receipt of a written request to do so by the non-breaching Party (it being acknowledged and agreed that a failure to pay purchase price by Customer in accordance with Condition 5 shall constitute a material breach and shall be subject to the foregoing thirty (30) day cure period); or (b) either Party: (i) makes a general assignment for the benefit of its creditors; (ii) files an application for a bankruptcy order, or an application for a bankruptcy order is made in respect of such party; (iii) applies for or acquiesces in the appointment of any receiver, trustee or similar officer to liquidate or conserve its business or any substantial part of its assets; or (iv) commences under the Laws of any jurisdiction any proceeding for relief under the relevant bankruptcy or insolvency Laws or successor legislation, or corresponding legislation in applicable foreign jurisdictions, involving its insolvency, reorganization, adjustment of debt, dissolution, liquidation or other similar proceedings for the release of financially distressed debtors.

17.2. Conditions 5.5, 13, 14, 15, 16, 19, 21 and any other provision of this Contract that expressly or by implication is intended to come into or continue in force on or after termination or expiry of this Contract, shall survive termination of the Contract, however arising, and remain in full force and effect.

17.3. Termination or expiry of this Contract shall not affect any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination or expiry, including the right to claim damages in respect of any breach of the Contract which existed at or before the date of termination or expiry.

18.	FORCE MAJEURE

18.1. Notwithstanding anything to the contrary herein, Bitfury shall not in any circumstances be in breach of this Contract nor liable for delay in performing, or failure to perform, any of its obligations under this Contract if such delay or failure results from events, circumstances or causes beyond its reasonable control, including strikes, lock-outs or other industrial disputes (with the exception of the workforce of Bitfury), failure of a utility service (including planned or unplanned power outages or breakdowns in power transmission) or transport, telecommunications or internet network, equipment failure, system failure, act of God or nature, invasion, terrorist attack or threat of terrorist attack, war (whether declared or not) or threat or preparation for war, riot, civil commotion, pandemic, malicious damage, changes to any Law or governmental order, rule, regulation or direction, fire, explosion, rain, flood, storm, lightening or other extreme weather conditions, earthquake, subsidence, epidemic or other natural disaster, or voluntary and involuntary power curtailment, maintenance and repair downtime (“Force Majeure”). For the avoidance of doubt, Bitfury shall not be responsible for any loss of or damage (whether direct or indirect)

caused to Customer’s Equipment or business by Force Majeure. Upon claiming the occurrence of a Force Majeure event, the party claiming Force Majeure will promptly provide the other Party with written notice of the event and the estimated period of delay. If a Force Majeure event results in a delay of more than forty-five (45) days, the Party not claiming Force Majeure may, at its option, elect to terminate the affected Order by giving notice to the other Party in writing. Notwithstanding the foregoing, a Party affected by an event of Force Majeure shall not be relieved of its obligations hereunder unless it has used commercially reasonable efforts to (and shall continue to use for the duration of such Force Majeure event to): (i) recommence performance of the obligations that it has failed to perform as a result of such Force Majeure event without delay, (ii) in the case of Bitfury, to the extent it cannot recommence performance, mitigate the impact of such Force Majeure event on the supply of Equipment. If a Force Majeure event causes Provider to allocate limited Equipment between or among Provider’s customers, Customer and its Affiliates shall not be placed in a lower priority to any other similarly affected customers of Provider.

19.	INDEMNIFICATION

19.1. Subject always to Condition 13, Provider agrees to indemnify and hold harmless Customer and its Affiliates, and its and their successors, and assigns and respective directors, officers, employees, and agents (each, “Indemnitees”) from and against all suits at law or in equity and from all liabilities, damages, costs, losses, claims and expenses (including legal and other professional fees) (collectively, “Losses”) incurred by an Indemnitee resulting from:

(a) any material breach by Provider or its Affiliates, including their respective directors, officers, employees, agents and subcontractors (collectively, “Personnel”), of its obligations under this Contract;

(b) any gross negligence, criminal act, fraudulent act, fraudulent omission or willful misconduct by Provider, its Affiliates or any Personnel;

(c) any damage, loss or destruction of any tangible, real or personal property while in the possession or control of Provider, its Affiliates or any Personnel, or otherwise to the extent caused by any act, omission or willful misconduct of Provider, its Affiliates or any Personnel;

(d) Provider or its Affiliates having made inaccurate or unauthorized warranties, representations or statements, or otherwise acting beyond the scope of its authority as set out in this Contract;

(e) Personnel’s negligent acts, or omissions (including claims for death, personal injury, or damage to property); or

(f) infringement a third party’s Intellectual Property Rights, excluding Losses resulting from (i) a use of the Bitfury Materials in a manner not contemplated by the user manuals provided by Bitfury, (ii) Customer’s negligence, (iii) compliance with or use of designs, requirements, specifications, instructions or alterations supplied or developed by Customer or its Affiliates;

19.2. Subject always to Condition 13, Customer agrees to indemnify and hold harmless Provider and its Affiliates and its and their successors and assigns and respective directors, officers, employees, and agents (each, “Indemnitees”) from and against all Losses incurred by an Indemnitee resulting from the use of the Bitfury Materials, or any component thereof, in combination with another product or products provided by Customer that have not been approved by Bitfury.

20.	TERM

20.1. The initial term of this Contract shall commence on the Effective Date and, unless terminated earlier as permitted herein, shall expire on the date falling sixty (60) months thereafter (the “Initial Term”). Thereafter the term of this Contract shall renew automatically for consecutive renewal terms of twelve (12) months each (each, a “Renewal Term”, and together with the Initial Term, the “Term”). Either Party may terminate this Contract at the end of the Initial Term or the relevant Renewal Term by delivering written notice of termination to the other Party not later than (i) 12 (twelve) months prior to the end of the Initial Term or, (ii) in the case of any Renewal Term, 6 (six) months prior to the end of such term, as applicable.

21.	MISCELLANEOUS PROVISIONS

21.1. Governing Law. This Contract and any Order hereunder, and any non-contractual rights or obligations arising out of or in connection with them, shall be governed and construed in accordance with the laws of the laws of state of New York and the federal laws of United States applicable therein, but without regard to conflict of laws provisions. To the extent to which it would otherwise apply, the Parties hereby expressly exclude the application of the United Nations Convention on the International Sale of Goods to this Contract.

21.2. Assignment. Each Party agrees that it may not assign this Contract or any Order or any of its rights or obligations under this Contract or an Order, in the absence of the other Party’s prior written consent.

21.3. Non-Disparagement. Each Party agrees to take no action which is intended, or would reasonably be expected, to harm the other Party or its reputation or which would reasonably be expected to lead to unwanted or unfavourable publicity to such Party. Such actions shall include disparaging remarks, comments or statements that impugn the character, honesty, integrity, morality or business acumen or abilities in connection with any aspect of the operation of the other Party’s business.

21.4. Non-Solicitation. During the Term and ending one year following the termination of the relevant Order, each Party undertakes to the other that it shall not, without the other Party’s prior written consent, directly or indirectly; (i) solicit or encourage any person to leave the employment or other service of the other Party or its Affiliates; or (ii) hire, on behalf of the it or its Affiliates or any other person or entity, any person who has left the employment within the one year period following the termination of that person’s employment with the other Party or its Affiliates, provided that the foregoing shall not apply to any general, non-targeted recruitment campaign by either Party or its Affiliates. During the period commencing on the date hereof through and ending one year following the termination of this Contract, each Party will not, whether for its own account or for the account of any other Person, intentionally interfere with the relationship of the other Party or its Affiliates with, or endeavor to entice away from the other Party or its Affiliates, any person who during the term of the relevant Order is, or during the preceding one-year period, was a tenant, co-investor, co-developer, joint venturer or other customer of the other Party or its Affiliates.

21.5. Non-Compete. During the term of this Contract Bitfury undertakes to Customer that it will not engage in, establish, participate in, hold a position as shareholder, partner or investor, or otherwise participate in any business entity that is engaged exclusively or primarily in activities in any State of the United States which are competitive with the business of maintaining and running a digital asset infrastructure for the purposes of production of computational power compliant with SHA256 or other cryptographic algorithms which assume digital assets as rewards as a result of monetization of that computational power (“Restricted Business”). This restriction shall not apply to any ownership interest Provider may have or hold, directly or indirectly, in securities of an entity or person conducting Restricted Business were (i) gross revenues of such business constitute less than twenty (20) percent of overall gross revenues of such entity or person, or (ii) such securities constitute or relate to less than ten (10) percent of the fully diluted share capital of such entity or person.

21.6. Amendments. Neither this Contract nor an individual Order may be amended or modified except in writing signed by the authorized representatives of both Parties (or in the case of an Order, by authorized representatives of both parties to such Order). No course of dealing or usage of trade by or between the Parties shall be deemed to affect any such amendment or modification.

21.7. Publicity. Neither Party will independently issue a press release or make any other disclosure regarding this Contract or any Order, or about the other Party or the other Party’s business generally, without the other’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

21.8. Relationship. The Parties are independent contractors, and nothing in the Contract will be construed as to be inconsistent with that relationship. Under no circumstances will any of a Party’s personnel be considered employees or agents of the other Party. Nothing in this Contract grants either Party the right or authority to make commitments of any kind for the other, implied or otherwise, without the other Party’s prior written agreement. Neither this Contract nor any Order constitutes or creates, in any manner, a joint venture, agency, partnership, or formal business organization of any kind.

21.9. Severability. If one or more provisions of this Contract is held to be unenforceable under applicable Law: (i) the unenforceable portion will not affect any other provision of this Contract; (ii) the Contract will be construed as if the unenforceable provision was not present; and (iii) the Parties will negotiate in good faith to replace the unenforceable provision with an enforceable provision with effect nearest to that of the provision being replaced.

21.10. No Waiver. Failure by either Party to insist upon the performance of any term, covenant, or condition in this Contract, or to exercise any rights under this Contract, will not be construed as a waiver or relinquishment of the future performance of any such term, covenant, or condition, or the future exercise of any such right, and the obligation of each Party with respect to such future performance will continue in full force and effect.

21.11. Cumulative Remedies. The rights and remedies of each Party under this Contract and each Order are cumulative, may be exercised as often as such Party (in its absolute discretion) considers appropriate and are in addition to its rights and remedies under applicable Law.

21.12. Notices. Any notice required to be sent or given to Bitfury or Customer will be sent by personal delivery, confirmed facsimile or email, or reputable international courier service, return receipt requested, addressed to the Party at the address set out at the head of this Contract, or such other address as a Party may notify the other from time to time in accordance with this Clause. Notice will be deemed to have been received upon physical receipt by the recipient, as evidenced by the fax confirmation or return receipt. Notices received after 5:00 p.m. local time, or on a Saturday, Sunday or public holiday in the place of receipt will be deemed to have been received at 9:00 a.m. on the next business day.

21.13. Further Assurances. In furtherance of the provisions hereof, the Parties agree to take or cause to be taken such further actions and to execute, deliver and file, or cause to be executed, delivered and filed, such further documents and instruments as may be required or reasonably necessary in order to fully effectuate the purposes, terms and conditions of this Contract.

21.14. Representation by Counsel; Fair Negotiation. Each Party agrees that it has read and understands this Contract, and that it has had the opportunity to be represented by independent counsel of its choice in the negotiation of this Contract. This Contract will therefore be deemed to have been negotiated and prepared at the joint request, direction, and construction of the Parties, at arms’ length and with the advice and participation of counsel and will be interpreted in accordance with its terms without favor to either Party.

21.15. Entire Agreement. Without prejudice to Condition 2.4, this Contract, including its Exhibits and all agreed Orders, is the entire agreement and understanding between the Parties with respect to the Equipment, and supersedes all prior communications, representations and agreements between the Parties, whether written or oral, relating to the subject matter of an Order. The Parties acknowledge that no reliance is placed on any communication, representation or agreement made but not embodied in this Contract and waive any right either Party may have in respect of any misrepresentation not contained in this Contract, unless such misrepresentation was made fraudulently.

21.16. Signed Counterparts. This Contract may be executed in any number of counterparts, which may include counterparts executed and delivered by emailed scan or facsimile, each of which so executed shall be deemed to be an original, and all of which when read together shall constitute one and the same document.

By:

[BITFURY]

Title:

By:

[CUSTOMER]

Title:

EXHIBIT A

TO EQUIPMENT PURCHASE AGREEMENT

FORM OF PURCHASE ORDER

PURCHASE AND SERVICE ORDER No [*]

DATED [DAY] [MONTH] [YEAR]

Parties:

This Purchase Order (the “Order”) is entered as of [DAY] [MONTH] [YEAR] (the “Effective Date”) by and between the following parties:

[NAME] whose registered office is located at [ADDRESS] (“Bitfury”); and

[CUSTOMER] whose registered office is located at [ADDRESS] (the “Customer”)

(together – the “Parties”).

Product Description:

Purchase Quantity:	[*] unit of Product (the “Equipment”).

Purchase Price:	The total price of the Equipment shall be [*] excluding VAT or any other taxes (the “Purchase Price”).

Payment Terms:

100% of the Purchase Price, i.e. [*] shall be paid within 5 (five) business days from the date of execution of this Purchase Order.

Bitfury shall be entitled to refuse shipment of the Equipment if the Customer fails to pay the Purchase Price in advance. The Purchase Price is non-refundable.

Delivery Terms:

The Equipment shall be delivered [TITLE], Incoterms 2010, at [ADDRESS] according to the following schedule:

[SCHEDULE]

[Customer shall notably be responsible for customs clearance of the Equipment, taxes, deployment, infrastructure and maintenance of the Equipment at its own expense.]

Insurance:

Deployment:

Breach:

Without prejudice and in addition to Bitfury’s other remedies prescribed under this Purchase Order, Terms and Conditions or the applicable Law, if the Customer breaches (whether in whole or in part) to timely fulfil its obligations under Clause “Payment Terms” Bitfury shall be entitled at its sole discretion to:

•  Adjust the Purchase Order and deliver only part of the Equipment equivalent to the amount paid (if any) by the Customer in accordance with the Payment Terms; or

•  Deliver the Equipment in full to the Customer and request payment of the full Purchase Price and for this purpose exercise any injunctive relief, specific performance or any other claim or remedy available under applicable Laws; or

•  Terminate this Purchase Order without any liability or obligation to deliver the Equipment. In such case, the Purchase Price (or part thereof) which has already been paid to Bitfury shall be non-refundable to the Customer.

In the event of Customer’s breach (whether in whole or in part) to timely fulfil its obligations under Clause “Payment Terms”, the Customer shall immediately pay to Bitfury, as penalty of 0.5% of the delayed payment for each day of delay.

Warranty:

Expiry of Offer:	This Purchase Order shall remain valid for a period of three days from the date of issuance and all Terms and Conditions shall expire unless this Purchase Order are fully executed by both parties before three days have passed since the date of issuance.

[Insert name of Customer or its applicable Affiliate]		[Insert name of Bitfury or its applicable Affiliate]

Per:		Per:
	Authorized Signatory		Authorized Signatory

Date:		Date:

SCHEDULE 5

MINING MANAGEMENT T&C

[●]

SCHEDULE 5

APPROVED SUBCONTRACTORS

[Drafting Note: list of existing subcontractors to be inserted]

Annex J

Execution Version

RESTRICTIVE COVENANT AGREEMENT

This RESTRICTIVE COVENANT AGREEMENT (this “Agreement”) is entered into as of March 4, 2021, by and between Bitfury Top Holdco B.V. (the “Restricted Party”), and Good Works Acquisition Corp., a Delaware corporation (“GWAC” and, together with the Restricted Party, the “Parties”), and shall be effective as of the Closing (as defined in the Merger Agreement (defined below)). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, on the date hereof, GWAC, Currency Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Cipher Mining Technologies Inc., a Delaware corporation (the “Company”), entered into that certain Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of GWAC (the “Merger”);

WHEREAS, prior to the Merger and as of the date hereof, the Restricted Party is the 100% owner of the capital stock the Company and hereby acknowledges that it will benefit from the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

WHEREAS, Bitfury Holding B.V. (“BHBV”), an affiliate of the Restricted Party, and the Company shall enter into a Master Services and Supply Agreement with effect from Closing (the “MSSA”); and

WHEREAS, GWAC would not have agreed to enter into the Merger Agreement but for the Restricted Party executing and delivering this Agreement, and the execution and delivery of this Agreement by the Restricted Party is a material inducement to GWAC’s willingness to enter into the Merger Agreement and consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, GWAC and the Restricted Party hereby agree as follows:

AGREEMENTS

1. Non-Compete; Non-Solicit; Non-Hire; Non-Disparagement.

(a) During the period beginning on the Closing Date and ending on the earlier to occur of (i) termination of the MSSA by BHBV pursuant to the terms of the MSSA, other than due to breach of such agreement by BHBV and (ii) expiration of the Term (as defined in the MSSA) Date (the “Restrictive Covenant

Period”), the Restricted Party shall not engage in, establish, hold a position as shareholder, partner or investor, or otherwise participate, directly or indirectly, in any entity or person that is engaged exclusively or primarily in the business of maintaining and running a digital asset infrastructure in any state or states in the United States for the purposes of production of computational power compliant with SHA256 or other cryptographic algorithms which assume digital assets as rewards as a result of monetization of that computational power (any of the foregoing, a “Competing Business Activity”); provided, however, the Restricted Party may have or hold, directly or indirectly, securities of an entity or person conducting Competing Business Activity where (i) gross revenues from the Competing Business Activity constitute less than twenty (20) percent of overall gross revenues of such entity or person, or (ii) such securities constitute or relate to less than ten (10) percent of the fully diluted share capital of such entity or person. The restrictions in this Section 1 shall only apply to the extent that a Competing Business Activity is carried out in the United States of America (the “Restricted Territory”). For the avoidance of doubt, any activity that would constitute a Competing Business Activity but that does not occur in the Restricted Territory shall not constitute a Competing Business Activity. Notwithstanding anything to the contrary in this Agreement, any equity holding by the Restricted Party in Hut 8 Mining Corp. (“Hut 8”) shall not, so long as the Restricted Party does not exercise control (within the meaning of rule 1.02(g) of Regulation S-X under the Exchange Act) of Hut 8, constitute a Competing Business Activity for the duration of the Restrictive Covenant Period.

(b) The Restricted Party hereby covenants and agrees that during the Restrictive Covenant Period, the Restricted Party shall not, and shall cause its Affiliates not to, directly or indirectly (A) induce or attempt to induce any Representative of GWAC or the Company or any of their respective subsidiaries or Affiliates (each such Person, a “Protected Person”) to leave the employ of such Person; provided that the Restricted Party shall not be prohibited from making general employment solicitations such as through advertisements in publicly available media so long as such advertisements are not specifically targeted at Protected Persons, or (B) take any action that is designed or intended to negatively interfere with the relationship between the Company or any of its Affiliates, on the one hand, and any Protected Person, on the other.

(c) During the Restrictive Covenant Period, the Restricted Party shall not, and shall cause its Affiliates not to, (A) take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of GWAC, the Company or any of their respective Affiliates from maintaining the same business relationships with such Person after the Closing as it maintained with such Person prior to the Closing, (B) hire any Person who was a Protected Person at any time during the year prior to the date hereof or any Person who is otherwise a Protected Person during the Restricted Covenant Period, within twelve months following the date of termination of such Person’s employment or salesperson or other relationship with GWAC or the Company or any of their respective Affiliates or (C) make or solicit or encourage others to make or solicit directly or indirectly any derogatory or negative statement or communication about GWAC, the Company or any of their Affiliates, or any of their respective businesses, products, services or activities; provided that such restriction shall not prohibit the Restricted Party from responding truthfully to any governmental investigation, legal process or inquiry related thereto, making a bona fide statement to a governmental authority’s whistleblowing department or otherwise in accordance with applicable whistleblowing policies from time to time, or making good faith rebuttals of the other party’s untrue or materially misleading statements.

(d) If any provision contained in this Section 1 will for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Section 1, but this Section 1 will be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained in this Section 1 is held to cover a geographic area or to be of a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision will not be construed to be null, void and of no effect. Instead, the Parties agree that a court of competent jurisdiction will construe, interpret, reform or judicially modify this Section 1 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as will be valid and enforceable under such Applicable Law. In furtherance of the foregoing, the Parties intend that the covenants of this Section 1 shall be deemed to be a series of separate covenants, one for each county or province of each and every state, commonwealth, territory or jurisdiction of each county or province within the Restricted Territory and one for each month of the Restrictive Covenant Period.

(e) The Restricted Party agrees that a violation of this Section 1 will cause irreparable injury to GWAC and the Company, and GWAC will be entitled, in addition to any other rights and remedies it may have at law or in equity, to apply for an injunction enjoining and restraining the Restricted Party from doing or continuing to do any such act and any other violations or threatened violations of this Section 1, and GWAC may seek entry thereof. In the event that the Restricted Party is found to have breached any covenant in this Section 1, the time period provided for in that covenant shall be tolled (i.e., it shall not run) for so long as the Restricted Party was in violation of that covenant.

(f) Section 1 of this Agreement will not prevent the Restricted Party from (i) performing any of its obligations under this Agreement, the Merger Agreement or any of the Ancillary Agreements or (ii) offering employment to any individual who was (x) as of the date hereof, employed or directly engaged in an executive or senior managerial position with GWAC or the Company or any of their respective subsidiaries or Affiliates and (y) subsequently terminated by the applicable entity (for the avoidance of doubt, this clause 1(f) does not allow offering employment to any such individual who resigned from the respective entity).

2. Confidential Information.

(a) For purposes of this Agreement, “Confidential Information” shall mean the Company’s trade secrets, Intellectual Property and all other information regarding the Company and its business operations, solely to the extent that such information: (i) is or was used in the business of the Company and is or was proprietary to, about or created by the Company (including any of such Persons’ personnel) for use in the business of the Company; (ii) is designated and/or, in fact, treated as confidential by the Company; (iii) is not generally known by any personnel not Affiliated with the Company; (iv) has been made available to the Restricted Party in connection with the negotiation of this Agreement; and (v) was not known by the Restricted Party prior to negotiation of this Agreement. The Restricted Party agrees to maintain, and shall cause its Affiliates and Representatives to maintain, the confidentiality of, and refrain from using or disclosing to any Person, any Confidential Information, except to the extent disclosure of any such Confidential Information is (x) required by Applicable Law, provided that the Restricted Party or its Affiliate or Representative, as applicable, first complies with, and only discloses Confidential Information to the extent permitted by, Section 2(b) below, or (y) in connection with any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings (each, a “Proceeding”) against GWAC. Confidential Information shall cease to be such when it is in the public domain through no violation of this Section 2 by the Restricted Party or any of its Affiliates or Representatives. The obligation of the Restricted Party to treat, and to cause its Affiliates and Representatives to treat, Confidential Information in confidence and not to use, disseminate or disclose such Confidential Information shall not apply to any information that (i) is or becomes known to the public and did not become so known through any violation of this Section 2(a) on the part of the Restricted Party or Affiliate or Representative of the Restricted Party; (ii) is later lawfully acquired by the Restricted Party, its Affiliates or Representatives from other sources that did not acquire the information under an obligation of confidentiality with respect thereto; (iii) is required to be disclosed under the provisions of any Applicable Law, or by a court order or decree of any court of competent jurisdiction; or (iv) was known by the Restricted Party prior to the Merger. Notwithstanding the foregoing, the Restricted Party shall be permitted to make disclosures concerning the Confidential Information (1) to, as applicable regulators who have a need to know the information and who agree to keep such information confidential or are otherwise bound to confidentiality, (2) in connection with any Tax Returns filed by the Restricted Party or its Affiliates, (3) to the extent such information was or becomes available to the Restricted Party after the Closing from a third party that did not acquire the information under an obligation of confidentiality with respect thereto, and (4) during the course of pursuing or defending indemnification claims (or the matters underlying such indemnification claims) or in connection with any dispute between GWAC and the Restricted Party.

(b) In the event that the Restricted Party or any Person to whom the Restricted Party is permitted to disclose any Confidential Information to in accordance with this Agreement is required by Applicable Law (including by deposition, interrogatories, requests for information or documents in Proceedings, subpoenas, civil investigative demand or similar process) to disclose any Confidential Information, the Restricted Party will give GWAC prompt written notice of such request or requirement so that GWAC may, at GWAC’s expense, seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and the Restricted Party will cooperate, at GWAC’s expense, with GWAC to obtain such protective order. If, in the absence of a protective order or other remedy or the receipt of a waiver by GWAC, the Restricted Party or Person to whom disclosure of Confidential Information has occurred in accordance with this Agreement are nonetheless legally compelled to disclose Confidential Information to any Governmental Authority or else stand liable for contempt or suffer other censure or penalty, the Restricted Party or Person may, without liability hereunder, disclose to such Governmental Authority only that portion of the Confidential Information which is legally required to be disclosed, provided that the Restricted Party or Person, as applicable, uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information, including by cooperating with GWAC, at GWAC’s expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information required to be disclosed by such Governmental Authority.

3. As a material inducement for GWAC to enter into this Agreement, the Restricted Party hereby represents and warrants that:

(a) This Agreement constitutes the valid and legally binding obligation of such Restricted Party, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar law affecting the enforcement of creditors’ rights generally and equitable principles.

(b) The Restricted Party need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement.

4. In the event that the Merger Agreement is terminated in accordance with its terms without the consummation of the transactions contemplated thereby, this Agreement shall be null and void ab initio as of the date of such termination.

5. This Agreement and all Proceedings arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

6. For the purpose of any Proceeding based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state or federal courts in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 6.

7. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, WHICH CANNOT BE WAIVED, FOR ANY PROCEEDING WHICH IS PERMITTED UNDER THIS AGREEMENT TO BE FILED IN A COURT, EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY PROCEEDING DESCRIBED IN SECTION 6. EACH PARTY AGREES THAT IN ANY SUCH

PROCEEDING, THE MATTERS SHALL BE TRIED TO A COURT AND NOT TO A JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

8. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9. This Agreement may be executed in multiple original, PDF or facsimile counterparts, each of which shall be deemed an original, and all of which taken together shall be considered one and the same agreement. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party hereto executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract, and each Party forever waives any such defense.

10. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the day of transmission if sent via facsimile transmission or by e-mail to the facsimile number or e-mail address given below (provided no delivery failure message is received by the sender), (c) on the Business Day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

(a)	If to GWAC, to:

Good Works Acquisition Corp. 4265 San Felipe, Suite 603 Houston, 77027 Attn: Cary Grossman, President E-mail: cgrossman@shorelinecapitaladvisors.com with a copy (which shall not constitute notice) to:

Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001 Attn: Ralph V. De Martino E-mail: RDeMartino@schiffhardin.com

(b)	If to Restricted Party, to:

Bitfury Top HoldCo B.V. Strawinskylaan 3051 1077ZX Amsterdam The Netherlands Attn: Oleg Blinkov E-mail: oleg.blinkov@bitfury.com chris.allen@bitfury.com legal@bitfury.com with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Attn: J. David Stewart Ryan Maierson

E-mail: j.david.stewart@lw.com ryan.maierson@lw.com

11. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and year first above written.

GOOD WORKS ACQUISITION CORP.

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

[SIGNATURE PAGE TO RESTRICTIVE COVENANT AGREEMENT]

BITFURY TOP HOLDCO B.V.

By:
Name:
Title:

[SIGNATURE PAGE TO RESTRICTIVE COVENANT AGREEMENT]

Annex K

Execution Version

BITFURY RESTRICTIVE COVENANT AGREEMENT

This RESTRICTIVE COVENANT AGREEMENT (this “Agreement”) is entered into as of March 4, 2021, by and between Bitfury Holding B.V. (the “Restricted Party”), and Good Works Acquisition Corp., a Delaware corporation (“GWAC” and, together with the Restricted Party, the “Parties”), and shall be effective as of the Closing (as defined in the Merger Agreement (defined below)). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, on the date hereof, GWAC, Currency Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Cipher Mining Technologies Inc., a Delaware corporation (the “Company”), entered into that certain Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of GWAC (the “Merger”);

WHEREAS, prior to the Merger and as of the date hereof, Bitfury Top HoldCo B.V. is the 100% owner of the capital stock the Company and the Restricted Party;

WHEREAS, the Restricted Party and the Company shall enter into a Master Services and Supply Agreement with effect from Closing (the “MSSA”); and

WHEREAS, GWAC would not have agreed to enter into the Merger Agreement but for the Restricted Party executing and delivering this Agreement, and the execution and delivery of this Agreement by the Restricted Party is a material inducement to GWAC’s willingness to enter into the Merger Agreement and consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, GWAC and the Restricted Party hereby agree as follows:

AGREEMENTS

1. Non-Compete; Non-Solicit; Non-Hire; Non-Disparagement.

(a) During the period beginning on the Closing Date and ending on the earlier to occur of (i) termination of the MSSA by the Restricted Party pursuant to the terms of the MSSA, other than due to breach of such agreement by the Restricted Party and (ii) expiration of the Term (as defined in the MSSA) Date (the “Restrictive Covenant Period”), the Restricted Party shall not engage in, establish, hold a position as shareholder, partner or investor, or otherwise participate, directly or indirectly, in any entity or person that is engaged exclusively or primarily in the business of maintaining and running a digital asset infrastructure in any state or states in the United States for the purposes of production of computational power compliant with SHA256 or other cryptographic algorithms which assume digital assets as rewards as a result of monetization of that computational power (any of the foregoing, a “Competing Business Activity”); provided, however, the Restricted Party may have or hold, directly or indirectly, securities of an entity or person conducting Competing Business Activity where (i) gross revenues from the Competing Business Activity constitute less than twenty (20) percent of overall gross revenues of such entity or person, or (ii) such securities constitute or relate to less than ten (10) percent of the fully diluted share capital of such entity or person. The restrictions in this Section 1 shall only apply to the extent that a Competing Business Activity is carried out in the United States of America (the “Restricted Territory”). For the avoidance of doubt, any activity that would constitute a Competing Business Activity but that does not occur in the Restricted Territory shall not constitute a Competing Business Activity. Notwithstanding anything to the contrary in this Agreement, any equity holding by the Restricted Party in Hut 8 Mining Corp. (“Hut 8”) shall not, so long as the Restricted Party does not exercise control (within the meaning of rule 1.02(g) of Regulation S-X under the Exchange Act) of Hut 8, constitute a Competing Business Activity for the duration of the Restrictive Covenant Period.

(b) The Restricted Party hereby covenants and agrees that during the Restrictive Covenant Period, the Restricted Party shall not, and shall cause its Affiliates not to, directly or indirectly (A) induce or attempt to induce any Representative of GWAC or the Company or any of their respective subsidiaries or Affiliates (each such Person, a “Protected Person”) to leave the employ of such Person; provided that the Restricted Party shall not be prohibited from making general employment solicitations such as through advertisements in publicly available media so long as such advertisements are not specifically targeted at Protected Persons, or (B) take any action that is designed or intended to negatively interfere with the relationship between the Company or any of its Affiliates, on the one hand, and any Protected Person, on the other.

(c) During the Restrictive Covenant Period, the Restricted Party shall not, and shall cause its Affiliates not to, (A) take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of GWAC, the Company or any of their respective Affiliates from maintaining the same business relationships with such Person after the Closing as it maintained with such Person prior to the Closing, (B) hire any Person who was a Protected Person at any time during the year prior to the date hereof or any Person who is otherwise a Protected Person during the Restricted Covenant Period, within twelve months following the date of termination of such Person’s employment or salesperson or other relationship with GWAC or the Company or any of their respective Affiliates or (C) make or solicit or encourage others to make or solicit directly or indirectly any derogatory or negative statement or communication about GWAC, the Company or any of their Affiliates, or any of their respective businesses, products, services or activities; provided that such restriction shall not prohibit the Restricted Party from responding truthfully to any governmental investigation, legal process or inquiry related thereto, making a bona fide statement to a governmental authority’s whistleblowing department or otherwise in accordance with applicable whistleblowing policies from time to time, or making good faith rebuttals of the other party’s untrue or materially misleading statements.

(d) If any provision contained in this Section 1 will for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Section 1, but this Section 1 will be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained in this Section 1 is held to cover a geographic area or to be of a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision will not be construed to be null, void and of no effect. Instead, the Parties agree that a court of competent jurisdiction will construe, interpret, reform or judicially modify this Section 1 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as will be valid and enforceable under such Applicable Law. In furtherance of the foregoing, the Parties intend that the covenants of this Section 1 shall be deemed to be a series of separate covenants, one for each county or province of each and every state, commonwealth, territory or jurisdiction of each county or province within the Restricted Territory and one for each month of the Restrictive Covenant Period.

(e) The Restricted Party agrees that a violation of this Section 1 will cause irreparable injury to GWAC and the Company, and GWAC will be entitled, in addition to any other rights and remedies it may have at law or in equity, to apply for an injunction enjoining and restraining the Restricted Party from doing or continuing to do any such act and any other violations or threatened violations of this Section 1, and GWAC may seek entry thereof. In the event that the Restricted Party is found to have breached any covenant in this Section 1, the time period provided for in that covenant shall be tolled (i.e., it shall not run) for so long as the Restricted Party was in violation of that covenant.

(f) Section 1 of this Agreement will not prevent the Restricted Party from (i) performing any of its obligations under the MSSA or (ii) offering employment to any individual who was (x) as of the date hereof, employed or directly engaged in an executive or senior managerial position with GWAC or the Company or any of their respective subsidiaries or Affiliates and (y) subsequently terminated by the applicable entity (for the avoidance of doubt, this clause 1(f) does not allow offering employment to any such individual who resigned from the respective entity).

2. Confidential Information.

(a) For purposes of this Agreement, “Confidential Information” shall mean the Company’s trade secrets, Intellectual Property and all other information regarding the Company and its business operations, solely to the extent that such information: (i) is or was used in the business of the Company and is or was proprietary to, about or created by the Company (including any of such Persons’ personnel) for use in the business of the Company; (ii) is designated and/or, in fact, treated as confidential by the Company; (iii) is not generally known by any personnel not Affiliated with the Company; (iv) has been made available to the Restricted Party in connection with the negotiation of this Agreement; and (v) was not known by the Restricted Party prior to negotiation of this Agreement. The Restricted Party agrees to maintain, and shall cause its Affiliates and Representatives to maintain, the confidentiality of, and refrain from using or disclosing to any Person, any Confidential Information, except to the extent disclosure of any such Confidential Information is (x) required by Applicable Law, provided that the Restricted Party or its Affiliate or Representative, as applicable, first complies with, and only discloses Confidential Information to the extent permitted by, Section 2(b) below, or (y) in connection with any judicial, administrative or arbitral actions, suits, proceedings (public or private), claims or governmental proceedings (each, a “Proceeding”) against GWAC. Confidential Information shall cease to be such when it is in the public domain through no violation of this Section 2 by the Restricted Party or any of its Affiliates or Representatives. The obligation of the Restricted Party to treat, and to cause its Affiliates and Representatives to treat, Confidential Information in confidence and not to use, disseminate or disclose such Confidential Information shall not apply to any information that (i) is or becomes known to the public and did not become so known through any violation of this Section 2(a) on the part of the Restricted Party or Affiliate or Representative of the Restricted Party; (ii) is later lawfully acquired by the Restricted Party, its Affiliates or Representatives from other sources that did not acquire the information under an obligation of confidentiality with respect thereto; (iii) is required to be disclosed under the provisions of any Applicable Law, or by a court order or decree of any court of competent jurisdiction; or (iv) was known by the Restricted Party prior to the Merger. Notwithstanding the foregoing, the Restricted Party shall be permitted to make disclosures concerning the Confidential Information (1) to, as applicable regulators who have a need to know the information and who agree to keep such information confidential or are otherwise bound to confidentiality, (2) in connection with any Tax Returns filed by the Restricted Party or its Affiliates, (3) to the extent such information was or becomes available to the Restricted Party after the Closing from a third party that did not acquire the information under an obligation of confidentiality with respect thereto, and (4) during the course of pursuing or defending indemnification claims (or the matters underlying such indemnification claims) or in connection with any dispute between GWAC and the Restricted Party.

(b) In the event that the Restricted Party or any Person to whom the Restricted Party is permitted to disclose any Confidential Information to in accordance with this Agreement is required by Applicable Law (including by deposition, interrogatories, requests for information or documents in Proceedings, subpoenas, civil investigative demand or similar process) to disclose any Confidential Information, the Restricted Party will give

GWAC prompt written notice of such request or requirement so that GWAC may, at GWAC’s expense, seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and the Restricted Party will cooperate, at GWAC’s expense, with GWAC to obtain such protective order. If, in the absence of a protective order or other remedy or the receipt of a waiver by GWAC, the Restricted Party or Person to whom disclosure of Confidential Information has occurred in accordance with this Agreement are nonetheless legally compelled to disclose Confidential Information to any Governmental Authority or else stand liable for contempt or suffer other censure or penalty, the Restricted Party or Person may, without liability hereunder, disclose to such Governmental Authority only that portion of the Confidential Information which is legally required to be disclosed, provided that the Restricted Party or Person, as applicable, uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information, including by cooperating with GWAC, at GWAC’s expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information required to be disclosed by such Governmental Authority.

3. As a material inducement for GWAC to enter into this Agreement, the Restricted Party hereby represents and warrants that:

(a) This Agreement constitutes the valid and legally binding obligation of such Restricted Party, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar law affecting the enforcement of creditors’ rights generally and equitable principles.

(b) The Restricted Party need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement.

4. In the event that the Merger Agreement is terminated in accordance with its terms without the consummation of the transactions contemplated thereby, this Agreement shall be null and void ab initio as of the date of such termination.

5. This Agreement and all Proceedings arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

6. For the purpose of any Proceeding based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state or federal courts in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 6.

7. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, WHICH CANNOT BE WAIVED, FOR ANY PROCEEDING WHICH IS PERMITTED UNDER THIS AGREEMENT TO BE FILED IN A COURT, EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY PROCEEDING DESCRIBED IN SECTION 6. EACH PARTY AGREES THAT IN ANY SUCH PROCEEDING, THE MATTERS SHALL BE TRIED TO A COURT AND NOT TO A JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR

ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.

8. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9. This Agreement may be executed in multiple original, PDF or facsimile counterparts, each of which shall be deemed an original, and all of which taken together shall be considered one and the same agreement. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party hereto executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract, and each Party forever waives any such defense.

10. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the day of transmission if sent via facsimile transmission or by e-mail to the facsimile number or e-mail address given below (provided no delivery failure message is received by the sender), (c) on the Business Day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

(a)	If to GWAC, to:

Good Works Acquisition Corp. 4265 San Felipe, Suite 603 Houston, 77027 Attn: Cary Grossman, President E-mail: cgrossman@shorelinecapitaladvisors.com with a copy (which shall not constitute notice) to:

Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001 Attn: Ralph V. De Martino E-mail: RDeMartino@schiffhardin.com

(b)	If to Restricted Party, to:

Bitfury Holding B.V. Strawinskylaan 3051 1077ZX Amsterdam The Netherlands Attn: Oleg Blinkov E-mail: oleg.blinkov@bitfury.com chris.allen@bitfury.com legal@bitfury.com with a copy (which shall not constitute notice) to:

Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Attn: J. David Stewart Ryan Maierson
E-mail: j.david.stewart@lw.com ryan.maierson@lw.com

11. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and year first above written.

GOOD WORKS ACQUISITION CORP.

By:	/s/ Cary Grossman
Name: Cary Grossman
Title: President

[SIGNATURE PAGE TO RESTRICTIVE COVENANT AGREEMENT]

BITFURY HOLDING B.V.

By:	/s/ Oleg Blinkov
Name: Oleg Blinkov
Title: Managing Director

[SIGNATURE PAGE TO RESTRICTIVE COVENANT AGREEMENT]

Annex L

Final Form

FORM OF INCENTIVE AWARD PLAN

[To be filed by amendment]

L-1

Annex M

Final Form

FORM OF

LETTER OF TRANSMITTAL

INSTRUCTIONS FOR LETTER OF TRANSMITTAL

FOR THE STOCKHOLDERS (“HOLDERS”)

OF CIPHER MINING TECHNOLOGIES INC. (THE “COMPANY”)

1.

Delivery of Letter of Transmittal, Exhibits and Certificates. The Letter of Transmittal, together with the exhibits attached thereto, properly completed and duly executed, together with the certificate(s) for the securities described, should be delivered to the Company’s exchange agent, [_] (the “Exchange Agent”), at the address below in the envelope enclosed for your convenience. If the space provided on the Letter of Transmittal is inadequate, the applicable information should be listed on a separate schedule to be attached thereto.

THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. DELIVERY OF THE DOCUMENTS WILL BE EFFECTIVE, AND RISK OF LOSS AND TITLE WITH RESPECT THERETO SHALL PASS, ONLY WHEN THE MATERIALS ARE ACTUALLY RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS BELOW.

2.	Signatures.

a.

If the Letter of Transmittal is signed by the registered owner(s) of the stock certificate(s) listed and surrendered thereby, no endorsements of certificates or separate stock powers are required. If the certificate(s) surrendered is (are) owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

b.

If, with respect to any surrendered certificate(s), the Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed or its duly authorized representative (as confirmed by proper evidence satisfactory to the Company, the Exchange Agent and Good Works Acquisition Corp., a Delaware corporation (the “Acquiror”)), such certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificate(s), along with evidence satisfactory to the Exchange Agent, the Company and the Acquiror that such transfer was permitted in accordance with applicable securities laws and any agreements to which the registered owner is a party or the securities represented by the stock certificate are bound. Signatures on such Letters of Transmittal and such certificates or stock powers must be guaranteed by a financial institution that is a member of a Securities Transfer Association approved medallion program such as STAMP, SEMP or MSP (an “Eligible Institution”).

c.

If the Letter of Transmittal or any certificate, stock power, or other exhibit to the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorney-in-fact, officers of corporations or other entities or others, acting in a fiduciary or representative capacity, such persons should so indicate when signing and proper evidence, satisfactory to the Exchange Agent, of their authority to do so must be submitted.

3.

Special Payment and Delivery Instructions. Indicate on the Letter of Transmittal all names and addresses to which consideration for the securities is to be issued and the amounts thereto, if different from the name and address of the person(s) signing the Letter of Transmittal. Signatures on such Letters of Transmittal must be guaranteed by an Eligible Institution.

4.	IRS Form W-8. You must provide a properly completed and executed IRS Form W-8BEN or other Form W-8, which you can obtain from the Exchange Agent by contacting the designated person below.

5.	Additional Copies. Additional copies of the Letter of Transmittal may be obtained from the Exchange Agent at the address listed below.

6.

Lost, Stolen or Destroyed Certificates. If any stock certificates have been lost, stolen or destroyed, please so indicate on the front of the Letter of Transmittal, and additional paperwork will be sent to you to replace the lost, stolen or destroyed certificates.

All questions as to the validity, form and eligibility of any surrender of certificates will be determined by the Exchange Agent, the Company and the Acquiror, and such determination shall be final and binding on each holder of the Company’s capital stock (each, a “Holder”). The Exchange Agent, the Company and the Acquiror reserve the right to together waive any irregularities or defects in the surrender of any certificates. A surrender will not be deemed to have been made until all irregularities have been cured or waived. None of the Exchange Agent, the Company or the Acquiror are under any obligation to waive or to provide any notification of any irregularities or defects in the surrender of any certificates, nor shall the Exchange Agent, the Company or the Acquiror be liable for any failure to give such notification.

All documentation and requests should be sent to the Exchange Agent at the following address:

[Exchange Agent]

Attn:

Address:

Phone:

Method of delivery of the certificate(s) is at the option and risk of the Holder. See Instruction 1.

All Holders, please mail or deliver each of the following:

☐	An original of this Letter of Transmittal, duly executed by Holder, including Schedules 1 and 2 hereto

☐	A completed and executed IRS Form W-8BEN (or other IRS Form W-8), as applicable, the form of which is attached as Exhibit A.

☐	The certificate(s) representing your shares of Company Common Stock

☐	If required, as described in the Instructions, an original stock power, duly executed by Holder, the form of which is attached as Exhibit B, along with other documents as required by the Instructions.

Please return all documents to the Exchange Agent using the address set forth in the Instructions.

LETTER OF TRANSMITTAL

To Exchange Securities of Cipher Mining Technologies Inc. Pursuant to

the Merger of Cipher Mining Technologies Inc. and Currency Merger Sub, Inc.

This letter of transmittal (this “Letter of Transmittal”) is being furnished in connection with the merger of Currency Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Good Works Acquisition Corp., a Delaware corporation (the “Acquiror”), with and into Cipher Mining Technologies Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of March [_], 2021 (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), by and among the Acquiror, Merger Sub, and the Company. Pursuant to the Merger Agreement, among other matters, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of the Acquiror (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding share in the common stock of the Company (other than shares in respect of which dissenters or appraisal rights have been properly exercised and perfected under Delaware law and shares held in treasury) (“Company Common Stock”) will be cancelled and cease to exist in exchange for the right to receive [400,000] shares of common stock of the Acquiror (the “Merger Consideration”). Any capitalized term used but not defined in this Letter of Transmittal will have the meaning ascribed to such term in the Merger Agreement.

The undersigned holder (“Holder”) of Company Common Stock understands that this Letter of Transmittal is being provided to both the Company and the Acquiror in connection with the Merger, and that the Company and the Acquiror are relying upon the representations, warranties, covenants and agreements of Holder set forth in this Letter of Transmittal.

IN ADDITION, HOLDER HAS READ, UNDERSTANDS AND AGREES TO ALL OF THE TERMS AND CONDITIONS SET FORTH IN THE MERGER AGREEMENT, THE ANCILLARY DOCUMENTS TO WHICH THE HOLDER IS BOUND, THE MATERIALS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS BEFORE COMPLETING ANY OF THE INFORMATION BELOW.

Please read carefully this entire Letter of Transmittal and the accompanying instructions before completing any of the boxes below.

1.

Representations and Warranties of Holder. Holder hereby represents, warrants and covenants to the Company and the Acquiror as follows as of the date of this Letter of Transmittal and as of the Effective Time:

a.

Ownership of Securities. All of the shares of Company Common Stock owned by Holder, including without limitation the number, type, class and series thereof, are set forth and accurately described in Schedule 1 below (the “Holder Company Shares”). Holder has beneficial ownership over, is the lawful owner of, and has good and valid title to, the Holder Company Shares, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever (other than those imposed by applicable securities laws or the Company’s organizational documents, as in effect on the date hereof). Except as described in the schedules to the Merger Agreement, there are no claims for finder’s fees or brokerage commission or other like payments in connection with the Merger Agreement or the transactions contemplated thereby payable by Holder pursuant to arrangements made by such Holder. Except for the Holder Company Shares set forth on Schedule 1, Holder is not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote, or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

b.

Binding Agreement. Holder is (A) a corporation or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute this Letter of Transmittal and each of the Exhibits hereto, and other documents required by this Letter of Transmittal (collectively with the Letter of Transmittal, the “Transmittal Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of the Transmittal Documents, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby by Holder has been duly authorized by all necessary corporate or similar action on the part of Holder. This Letter of Transmittal and each other Transmittal Document, assuming due authorization, execution and delivery hereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

c.

No Conflicts. No filing with, or notification to, any governmental authority, and no consent, approval, authorization or permit of any other person or entity is necessary for the execution of this Letter of Transmittal or any other Transmittal Document by Holder, the performance of its obligations hereunder or thereunder or the consummation by it of the transactions contemplated hereby or thereby. None of the execution and delivery of this Letter of Transmittal or any other Transmittal Document by Holder, the performance of its obligations hereunder or thereunder or the consummation by it of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of the organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any contract or obligation to which Holder is a party or by which Holder or any of the Holder Company Shares or its other assets may be bound, or (iii) violate any applicable law or order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair in any material respect Holder’s ability to perform its obligations under this Letter of Transmittal or the other Transmittal Documents. Holder has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained in this Letter of Transmittal untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Letter of Transmittal or any Transmittal Document.

2.

Disposition of Company Common Stock. Pursuant to the Merger Agreement, Holder hereby surrenders, cancels and terminates Holder’s shares of Company Common Stock, if any, in exchange for the Merger Consideration determined in accordance with the Merger Agreement, subject to the terms and conditions of the Merger Agreement. Holder hereby authorizes and instructs the Acquiror to prepare in the name of and deliver to the address indicated below (unless otherwise instructed in this Letter of Transmittal) book-entry shares representing the Merger Consideration due to Holder as a result of the Merger.

3.

Release of Claims. Holder, intending to be legally bound, effective as of the Effective Time, hereby releases and discharges the Company and its affiliates and their respective directors, officers, employees, agents, representatives, successors and assigns (collectively, “Releasees”) fully, finally and forever, from all and any manner of claims, actions, rights, causes of actions, suits, obligations, liabilities debts, due sums of money, agreements, promises, damages, judgments, executions, accounts, expenses, costs, attorneys’ fees and demands whatsoever, whether in law, contract or equity, whether known or unknown, matured or unmatured, foreseen or unforeseen, arising out of events existing or occurring contemporaneously with or prior to the Effective Time, in each case, in Holder’s capacity as a shareholder of the Company (or its predecessors) or otherwise relating to Holder’s acquisition, ownership, control or sale of shares of Company Common Stock; provided, that nothing contained herein shall operate to release any liabilities of a Releasee based upon, arising out of or relating to (i) without duplication, this Letter of Transmittal and each of the Exhibits hereto and any other document required by this Letter of Transmittal, the Merger Agreement, or any of the Ancillary Documents or (ii) fraud, willful misconduct, or willful concealment. Holder hereby irrevocably covenants to refrain from, directly or indirectly asserting, commencing or instituting any cause of action, suit or claim of any kind against any Releasee based upon any matter intended or purported to be released hereby. This release may not be altered except in a writing signed by the person or entity against whose interest such change shall operate. This release shall be governed by and construed under the laws of the State of New York, without regard to principals of conflicts of law.

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IMPORTANT — HOLDERS SIGN HERE

(Must be signed by registered Holder(s) exactly as name(s) appear(s) on stock certificate(s) and/or on a security position listing or by person(s) authorized to become registered holder(s) as evidenced by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see Instruction 2.)

Method of delivery of the certificate(s) is at the option and risk of the Holder. See Instruction 1.

Print Name of Holder:

Signature(s):

Print Name of Signatory (if signing on behalf of an entity Holder):

Title (if signing on behalf of an entity Holder):

Mailing Address:

Area Code and Telephone Number:

Email Address:

Dated: , 2021

GUARANTEE OF SIGNATURE(S)

(See Instruction 2)

Complete ONLY if required by Instruction 2.

FOR USE BY ELIGIBLE INSTITUTION ONLY.

PLACE MEDALLION GUARANTEE IN SPACE BELOW.

Firm:

By:

Title:

Date:

Address

Schedule 1

Holder Company Shares

Names(s) and Address(es) of Registered Owner(s) (Please fill in exactly as name(s) appear(s) on the records of the Company)	Company Stock (Attach additional list if necessary)
	Company Certificate Number(s)	Number and Class of Shares of Company Stock

☐

If any certificate(s) representing shares of Company Common Stock that you own have been lost or destroyed, check this box and see Instruction 6. Please fill out the remainder of this Letter of Transmittal and indicate here the number and class of Company Common Stock represented by the lost or destroyed certificates:

(number and class of shares of Company Common Stock)

Schedule 2

Special Issuance and Delivery Instructions

SPECIAL ISSUANCE INSTRUCTIONS (See Instructions 2 and 3)	SPECIAL DELIVERY INSTRUCTIONS (See Instructions 2 and 3)

To be completed ONLY if the Merger Consideration is to be issued in the name of someone other than the undersigned Holder.

To be completed ONLY if the physical copies of the new certificates for the Merger Consideration are to be delivered to someone other than the undersigned or to the undersigned at an address other than that shown above.

Holder Company Shares to which the Special Issuance Instructions apply (must match at least one of the Holder Company Shares listed on Schedule 1):	Holder Company Shares to which the Special Delivery Instructions apply (must match at least one of the Holder Company Shares listed on Schedule 1):

Issue to:

Name:	Deliver to:
(Please Print)

Name:

Address:	(Please Print)

(Include Zip Code)	Address:

(Tax Identification or Social Security No.)	(Include Zip Code)

If the above space is inadequate, please note that fact above and continue on a separate attachment	If the above space is inadequate, please note that fact above and continue on a separate attachment

Exhibit A

Form W-8BEN

TO BE COMPLETED BY ALL NON-U.S. HOLDERS

(See Instruction 4)

[Complete attached Form W-8BEN]

Exhibit B

Form of Stock Power

TO BE COMPLETED BY HOLDERS OF COMPANY COMMON STOCK

WHERE THE LETTER OF TRANSMITTAL IS NOT SIGNED BY THE

REGISTERED OWNER OF THE STOCK CERTIFICATE(S)

(See Instruction 2)

[Complete attached Form Stock Power]

Annex N

Final Form

FORM OF COMPANY LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [__], 2021 between Bitfury Top HoldCo B.V., a private company with limited liability (besloten vennootschap) incorporated under the laws of The Netherlands (the “Stockholder”) and Good Works Acquisition Corp., a Delaware corporation (“Acquiror”). The Stockholder and the Acquiror are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Acquiror, Cipher Mining Technologies Inc., a Delaware corporation and Currency Merger Sub, Inc., a Delaware corporation, entered into that certain Agreement and Plan of Merger, dated as of March [__], 2021 (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, the Merger Agreement contemplates that the Stockholder will receive two hundred million (200,000,000) shares of Acquiror Common Stock at Closing (the “Shares”);

WHEREAS, the Stockholder has entered into a subscription agreement with Acquiror, pursuant to which the Stockholder will receive five million (5,000,000) shares of the Acquiror Common Stock (the “Parent PIPE Shares”) through a private placement transaction to be consummated immediately prior to Closing; and

WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement, pursuant to which the Acquiror Common Stock held by the Stockholder immediately after the Effective Time (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. For purposes of this Agreement:

(a) the term “First Lock-Up Period” means the period beginning on the date that is six (6) months after the Closing Date and ending on the date that is one (1) year after the Closing Date;

(b) the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date that is two (2) years after the Closing Date; provided, that the Parties may mutually agree to shorten the duration of or otherwise waive the Lock-up Period;

(c) the term “Lock-up Shares” means the shares of Acquiror Common Stock held by the Stockholder immediately following the Closing (for the avoidance of doubt, (x) including the Shares, and (y) excluding (1) shares of Acquiror Common Stock acquired in the public market, (2) shares of Acquiror Common Stock acquired pursuant to a transaction exempt from registration under the Securities Act, (3) shares of Acquiror Common Stock acquired pursuant to a subscription agreement where the issuance of Acquiror Common Stock occurs on or after the Closing and (4) the Parent PIPE Shares), together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted;

(d) the term “Permitted Transferees” means any Person to whom the Stockholder is permitted to transfer Lock-up Shares prior to the expiration of the Lock-up Period pursuant to Section 2(a);

(e) the term “Prospectus” means the final prospectus of Acquiror, filed with the United States Securities and Exchange Commission (File No. 333-248333) on October 9, 2020;

(f) the term “Second Lock-Up Period” means the period beginning on the date that is one (1) year after the Closing Date and ending on the date that is eighteen (18) months after the Closing Date; and

(g) the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

2. Lock-Up Provisions.

(a) Notwithstanding the provisions set forth in Section 2(b), the Stockholder or its Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period to (i) to Acquiror’s officers or directors, (ii) to any Affiliates of the Stockholder; (iii) in respect of (i) or (ii), in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (iv) in respect of (i), (ii) or (iii), in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (v) by virtue of the laws of the State of Delaware or the Stockholder limited partnership agreement upon dissolution of the Stockholder.

(b) The Stockholder hereby agrees that it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-Up Shares during the Lock-Up Period (the “Transfer Restriction”), except in accordance with the following:

(i)

during the First Lock-Up Period, the Transfer Restriction shall expire with respect to ten million (10,000,000) Lock-Up Shares (the “First Tranche”), upon the earlier to occur of (i) the date on which the last reported sale price of the Acquiror Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the Closing Date or (ii) one year after the Closing Date (for the avoidance of doubt no Transfer Restrictions shall apply to the First Tranche after the expiration of the First Lock-Up Period);

(ii)

during the Second Lock-Up Period, the Transfer Restriction shall expire with respect to an additional twenty million (20,000,000) Lock-Up Shares (the “Second Tranche”), upon the earlier to occur of (i) the date on which the last reported sale price of the Acquiror Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 330 days after the Closing Date or (ii) eighteen months after the Closing Date (for the avoidance of doubt no Transfer Restriction shall apply to the Second Tranche after the expiration of the Second Lock-Up Period);

(iii)

on the date on which post-merger Acquiror completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of post-merger Acquiror’s stockholders having the right to exchange their shares for cash, securities or other property, the Transfer Restriction will terminate with respect to all Lock-Up Shares; and

(iv)

eighteen (18) months after the Closing Date, the Transfer Restriction shall expire with respect to any Lock-Up Shares held by or subsequently acquired by the Stockholder that exceeds a total share ownership in post-merger Acquiror of 50.1% on a fully-diluted basis.

(c) Notwithstanding the foregoing, if at any time the sale price of the Acquiror Common Stock equals or exceeds $20.00 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the Closing Date, then the date of commencement as well as the end date, where applicable, of each period set forth in Sections 2(b)(i), 2(b)(ii), 2(b)(iii) and 2(b)(iv) shall be accelerated by three (3) months;

(d) The per share stock prices referenced in this Agreement will be equitably adjusted on account of any changes in the equity securities of Acquiror by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means.

(e) If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Acquiror shall refuse to recognize any such transferee of the Lock-Up Shares as one of its equity holders for any purpose. In order to enforce this Section 1, Acquiror may impose stop-transfer instructions with respect to the Lock-Up Shares (and any permitted transferees and assigns thereof) until the end of the First Lock-Up Period, the Second Lock-Up Period and the Lock-Up Period, as applicable.

(f) During the applicable Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(g) For the avoidance of any doubt, the Stockholder shall retain all of its rights as a shareholder of Acquiror with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3. Miscellaneous.

(a) Effective Date. Section 1 of this Agreement shall become effective at the Effective Time.

(b) Termination of the Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.

(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each Party (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 3(e) or in such other manner as may be permitted by applicable Law, that such process may be served in the manner of giving notices in Section 3(h) and that nothing in this Section 3(e) shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any Order in respect thereof, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chancery Court and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (f) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each Party agrees that a final Order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the Order or in any other manner provided by applicable Law.

(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(f).

(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, provided, however, that notice given pursuant to clauses (iii) and (iv) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (having obtained electronic delivery confirmation thereof), in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Acquiror, to:	With a copy to (which shall not constitute notice):

Good Works Acquisition Corp. 4265 San Felipe Suite 603 Houston, 77027 Attn: Cary Grossman, President E-mail: cgrossman@shorelinecapitaladvisors.com	Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001 Attn: Ralph V. De Martino E-mail: RDeMartino@schiffhardin.com

If to the Stockholder, to:	With a copy to (which shall not constitute notice):

Bitfury Top HoldCo B.V. Strawinskylaan 3051 1077ZX Amsterdam The Netherlands Attn: Oleg Blinkov E-mail: oleg.blinkov@bitfury.com chris.allen@bitfury.com legal@bitfury.com	Latham & Watkins (London) LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Attn: J. David Stewart Ryan Maierson E-mail: j.david.stewart@lw.com ryan.maierson@lw.com

(i) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Acquiror and the Stockholder. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. The Stockholder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by the Stockholder, money damages will be inadequate and Acquiror will have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Stockholder in accordance with their specific terms or were otherwise breached. Accordingly, Acquiror shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by the Stockholder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Merger Agreement or any Ancillary Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Acquiror or any of the obligations of the Stockholder under any other agreement between the Stockholder and Acquiror, or any certificate or instrument executed by the Stockholder in favor of Acquiror, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Acquiror or any of the obligations of the Stockholder under this Agreement.

(m) Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDER:

BITFURY TOP HOLDCO B.V.

By:
Name:
Title:

ACQUIROR:

GOOD WORKS ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement (Stockholder)]

Annex O

Final Form

FORM OF SPONSOR LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [●], 2021 between [ ● ], a [ ● ] (the “Sponsor”) and Good Works Acquisition Corp., a Delaware corporation (“Acquiror”). The Sponsor and the Acquiror are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Sponsor holds (i) [ ● ] shares of Acquiror Common Stock issued to the initial shareholders of Acquiror for nominal consideration and referred to as “founder shares” in the Prospectus (the “Founder Common Stock”) and (ii) [ ● ] private placement units (“Private Placement Units”), each of which Private Placement Units consists of one share of Common Stock and one-half of one Acquiror Warrant and was purchased at a price of $10.00 per Private Placement Unit;

WHEREAS, Acquiror, Cipher Mining Technologies Inc., a Delaware corporation and Currency Merger Sub, Inc., a Delaware corporation, entered into that certain Agreement and Plan of Merger, dated as of March [    ], 2021 (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”); and

WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement, pursuant to which the Acquiror Common Stock held by the Sponsor immediately after the Effective Time (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. For purposes of this Agreement:

(a) the term “First Lock-Up Period” means the period beginning on the date that is six (6) months after the Closing Date and ending on the date that is one (1) year after the Closing Date;

(b) the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date that is two (2) years after the Closing Date; provided, that the Parties may mutually agree to shorten the duration of or otherwise waive the Lock-up Period;

(c) the term “Lock-up Shares” means the shares of Acquiror Common Stock held by the Sponsor immediately following the Closing (for the avoidance of doubt, (x) including the Founder Common Stock, and (y) excluding the (i) Private Placement Units, and (ii) shares of Acquiror Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act, pursuant to a subscription agreement where the issuance of Acquiror Common Stock occurs on or after the Closing), together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted;

(d) the term “Permitted Transferees” means any Person to whom the Sponsor is permitted to transfer Lock-up Shares prior to the expiration of the Lock-up Period pursuant to Section 2(a);

(e) the term “Prospectus” means the final prospectus of Acquiror, filed with the United States Securities and Exchange Commission (File No. 333-248333) on October 9, 2020;

(f) the term “Second Lock-Up Period” means the period beginning on the date that is one (1) year after the Closing Date and ending on the date that is eighteen (18) months after the Closing Date; and

(g) the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

2. Lock-Up Provisions.

(a) Notwithstanding the provisions set forth in Section 2(b), the Sponsor or its Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period to (i) to Acquiror’s officers or directors, (ii) to any Affiliates of the Sponsor; (iii) in respect of (i) or (ii), in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (iv) in respect of (i), (ii) or (iii), in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (v) by virtue of the laws of the State of Delaware or the Sponsor limited partnership agreement upon dissolution of the Sponsor.

(b) The Sponsor hereby agrees that it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-Up Shares during the Lock-Up Period (the “Transfer Restriction”), except in accordance with the following:

(i)

during the First Lock-Up Period, the Transfer Restriction shall expire with respect to [ ● ][1] Lock-Up Shares (the “First Tranche”), upon the earlier to occur of (i) the date on which the last reported sale price of the Acquiror Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the Closing Date or (ii) one year after the Closing Date (for the avoidance of doubt no Transfer Restrictions shall apply to the First Tranche after the expiration of the First Lock-Up Period);

(ii)

during the Second Lock-Up Period, the Transfer Restriction shall expire with respect to an additional [ ● ][2] Lock-Up Shares (the “Second Tranche”), upon the earlier to occur of (i) the date on which the last reported sale price of the Acquiror Common Stock equals or exceeds $12.50 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 330 days after the Closing Date or (ii) eighteen months after the Closing Date (for the avoidance of doubt no Transfer Restriction shall apply to the Second Tranche after the expiration of the Second Lock-Up Period); and

[1]

Note to Draft: Amount to be 5x Sponsor’s ownership as a percentage of Bitfury Top HoldCo B.V.’s ownership (e.g., if Sponsor owns 2% of shares that BF will own (i.e. Sponsor has 4 million shares and BF has 200 million shares), then Sponsor will have 10% of its shares locked up during the First Lock-Up Period).

[2]	Note to Draft: See previous comment.

(iii)

on the date on which post-merger Acquiror completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of post-merger Acquiror’s stockholders having the right to exchange their shares for cash, securities or other property, the Transfer Restriction will terminate with respect to all Lock-Up Shares.

(c) Notwithstanding the foregoing, if at any time the sale price of the Acquiror Common Stock equals or exceeds $20.00 per share for any twenty (20) trading days within any thirty (30) trading day period that commences at least 90 days after the Closing Date, then the date of commencement as well as the end date, where applicable, of each period set forth in Sections 2(b)(i), 2(b)(ii) and 2(b)(iii) shall be accelerated by three (3) months;

(d) The per share stock prices referenced in this Agreement will be equitably adjusted on account of any changes in the equity securities of Acquiror by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means.

(e) If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Acquiror shall refuse to recognize any such transferee of the Lock-Up Shares as one of its equity holders for any purpose. In order to enforce this Section 1, Acquiror may impose stop-transfer instructions with respect to the Lock-Up Shares (and any permitted transferees and assigns thereof) until the end of the First Lock-Up Period, the Second Lock-Up Period and the Lock-Up Period, as applicable.

(f) During the applicable Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(g) For the avoidance of any doubt, the Sponsor shall retain all of its rights as a shareholder of Acquiror with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3. Miscellaneous.

(a) Effective Date. Section 1 of this Agreement shall become effective at the Effective Time.

(b) Termination of the Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.

(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

(e) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each Party (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 3(e) or in such other manner as may be permitted by applicable Law, that such process may be served in the manner of giving notices in Section 3(h) and that nothing in this Section 3(e) shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any Order in respect thereof, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chancery Court and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (f) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each Party agrees that a final Order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the Order or in any other manner provided by applicable Law.

(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(f).

(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, provided, however, that notice given pursuant to clauses (iii) and (iv) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (having obtained electronic delivery confirmation thereof), in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Acquiror, to: Good Works Acquisition Corp. 4265 San Felipe Suite 603 Houston, 77027 Attn: Cary Grossman, President E-mail: cgrossman@shorelinecapitaladvisors.com	With a copy to (which shall not constitute notice): Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001 Attn: Ralph V. De Martino E-mail: RDeMartino@schiffhardin.com

If to the Sponsor, to: [●] Attn: [●] Email: [●]	With a copy to (which shall not constitute notice): [●] Attn: [●] Email: [●]

(i) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Acquiror and the Sponsor. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. The Sponsor acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by the Sponsor, money damages will be inadequate and Acquiror will have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Sponsor in accordance with their specific terms or were otherwise breached. Accordingly, Acquiror shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by the Sponsor and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Merger Agreement or any Ancillary Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Acquiror or any of the obligations of the Sponsor under any other agreement between the Sponsor and Acquiror, or any certificate or instrument executed by the Sponsor in favor of Acquiror, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Acquiror or any of the obligations of the Sponsor under this Agreement.

(m) Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SPONSOR:

[●]

By:
Name:
Title:

ACQUIROR:

GOOD WORKS ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement (Sponsor)]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of directors and officers.

GWAC has entered into agreements with GWAC’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in GWAC’s Current Certificate of Incorporation. GWAC has purchased a policy of directors’ and officers’ liability insurance that insures GWAC’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against GWAC’s obligations to indemnify GWAC’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, GWAC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statements Schedules.

Exhibits.

Exhibit Number	Description

2.1+	Agreement and Plan of Merger, dated as of March 4, 2021, by and among Good Works Acquisition Corp., Currency Merger Sub, Inc. and Cipher Mining Technologies Inc. (included as Annex A to the proxy statement/prospectus).

3.1	Proposed Certificate of Incorporation of Cipher Mining Inc. to become effective upon the Business Combination (included as Annex B to the proxy statement/prospectus).

3.2	Proposed ByLaws of Cipher Mining Inc. to become effective upon the Business Combination (included as Annex C to the proxy statement/prospectus).

4.1	Specimen Unit Certificate of Good Works Acquisition Corp. incorporated by reference to Exhibit 4.1 filed with the Amendment No. 2 to the Registration Statement on Form S-1 filed by Good Works Acquisition Corp. on October 9, 2020.

4.2	Specimen Common Stock Certificate of Good Works Acquisition Corp. incorporated by reference to Exhibit 4.1 filed with the Amendment No. 2 to the Registration Statement on Form S-1 filed by Good Works Acquisition Corp. on October 9, 2020.

4.3	Specimen Warrant Certificate of Good Works Acquisition Corp. incorporated by reference to Exhibit 4.1 filed with the Current Report on Form 8-K filed by Good Works Acquisition Corp. on October 28, 2020.

4.4	Warrant Agreement, dated as of October 19, 2020, by and between Continental Stock Transfer & Trust Company and Good Works Acquisition Corp. incorporated by reference to Exhibit 4.1 filed with the Current Report on Form 8-K filed by Good Works Acquisition Corp. on October 28, 2020.

4.5*	Specimen Stock Certificate of Cipher Mining Inc.

5.1*	Opinion of Schiff Hardin LLP as to validity of ordinary shares and warrants of Cipher Mining Inc.

8.1*	Opinion of Schiff Hardin LLP regarding certain U.S. income tax matters.

Exhibit Number	Description

10.1	GWAC Support Agreement, dated as of March 4, 2021, by and among Good Works Acquisition Corp., I-B Goodworks LLC, and Cipher Mining Technologies Inc. (included as Annex D to the proxy statement/prospectus).

10.2	Company Support Agreement, dated as of March 4, 2021, by and among Good Works Acquisition Corp., Bitfury Top HoldCo B.V. and Cipher Mining Technologies Inc. (included as Annex E to the proxy statement/prospectus).

10.3	Form of PIPE Subscription Agreement, dated as of March 4, 2021, by and between Good Works Acquisition Corp. and the undersigned subscriber party thereto (included as Annex F to the proxy statement/prospectus).

10.4	Bitfury Subscription Agreement, dated as of March 4, 2021, by and between Good Works Acquisition Corp. and Bitfury Top HoldCo B.V. (included as Annex G to the proxy statement/prospectus).

10.4	Form of Registration Rights Agreement, by and among Good Works Acquisition Corp., Bitfury Top HoldCo B.V., Cipher Mining Technologies Inc. and I-B Goodworks LLC (included as Annex H to the proxy statement/prospectus).

10.5	Form of Master Services and Supply Agreement, by and among Bitfury Holding B.V. and Cipher Mining Technologies Inc. (included as Annex I to the proxy statement/prospectus).

10.06	Stockholder Restrictive Covenant Agreement, by and among Bitfury Top HoldCo B.V. and Good Works Acquisition Corp. (included as Annex J to the proxy statement/prospectus).

10.07	Bitfury Restrictive Covenant Agreement, by and among Bitfury Holding B.V. and Good Works Acquisition Corp. (included as Annex K to the proxy statement/prospectus).

10.8	Form of Company Lock Up Agreement by and among Bitfury Top HoldCo B.V. and Good Works Acquisition Corp. (included as Annex N to the proxy statement/prospectus).

10.9	Form of Sponsor Lock Up Agreement by and among I-B Goodworks LLC and Good Works Acquisition Corp. (included as Annex O to the proxy statement/prospectus).

10.10	Letter Agreement, dated as of October 19, 2020, by and among Good Works Acquisition Corp., I-B Good Works, LLC and each of the executive officers and directors of Good Works Acquisition Corp., incorporated by reference to Exhibit 10.1 filed with the Current Report on Form 8-K filed by Good Works Acquisition Corp. on October 28, 2020.

10.11	Investment Management Trust Agreement, effective as of October 19, 2020, by and between Continental Stock Transfer & Trust Company and Good Works Acquisition Corp., incorporated by reference to Exhibit 10.2 filed with the Current Report on Form 8-K filed by Good Works Acquisition Corp. on October 28, 2020.

10.12	Form of Private Units Subscription Agreements, by and between Good Works Acquisition Corp., Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital Inc., and Polar Asset Management Partners Inc., incorporated by reference to Exhibit 10.6 filed with the Amendment No. 2 to the Registration Statement on Form S-1 filed by Good Works Acquisition Corp. on October 9, 2020.

10.13	Agreement by and between Good Works Acquisition Corp., Magnetar Financial LLC, Mint Tower Capital Management B.V., Periscope Capital Inc., and Polar Asset Management Partners Inc., incorporated by reference to Exhibit 10.6 filed with the Amendment No. 2 to the Registration Statement on Form S-1 filed by Good Works Acquisition Corp. on October 9, 2020.

Exhibit Number	Description

10.14	Letter Agreement among Good Works Acquisition Corp., I-B Good Works, LLC and each officer and director of Good Works Acquisition Corp., incorporated by reference to Exhibit 10.2 filed with the Amendment No. 2 to the Registration Statement on Form S-1 filed by Good Works Acquisition Corp. on October 9, 2020.

10.15* +++	Form of Cipher Mining Inc. Incentive Award Plan (included as Annex L to the proxy statement/prospectus).

10.16++	Letter of Intent, dated January 14, 2020, by and between Luminant ET Services Company LLC and Bitfury Holding B.V.

10.17++	Term Sheet, dated February 3, 2021, by and between Cipher Mining Technologies Inc. and 500 N 4th Street LLC

10.18++	Letter of Intent, dated January 11, 2021, by and between Bitfury Holding B.V. and WindHQ LLC

10.19*	Employment Agreement, dated as of , 2021, by and between Tyler Page and Cipher Mining Technologies Inc.

10.20*	Employment Agreement, dated as of , 2021, by and between Edward Farrell and Cipher Mining Technologies Inc.

10.21*	Employment Agreement, dated as of , 2021, by and between William Iwaschuk and Cipher Mining Technologies Inc.

10.22*	Employment Agreement, dated as of , 2021, by and between Patrick Kelly and Cipher Mining Technologies Inc.

23.1*	Consent of Marcum LLP independent registered accounting firm for Good Works Acquisition Corp.

23.2*	Consent of Marcum LLP independent registered accounting firm for Cipher Mining Technologies Inc.

23.2*	Consent of Schiff Hardin LLP (included in Exhibit 5.1).

23.3*	Consent of Schiff Hardin LLP (included in Exhibit 8.1).

24.1*	Power of Attorney.

99.1*	Form of Proxy for Special Meeting.

99.2*	Consent of Tyler Page, as designee to Cipher Mining Inc. board of directors.

99.3*	Consent of Cary Grossman, as designee to Cipher Mining Inc. board of directors.

99.4*	Consent of Caitlin Long, as designee to Cipher Mining Inc. board of directors.

99.5*	Consent of James Newsome, as designee to Cipher Mining Inc. board of directors.

99.6*	Consent of Wesley Williams, as designee to Cipher Mining Inc. board of directors.

99.7*	Consent of Holly Morrow Evans, as designee to Cipher Mining Inc. board of directors.

99.8*	Consent of Robert Dykes, as designee to Cipher Mining Inc. board of directors.

101 INS*	XBRL Instance Document

101 SCH*	XBRL Taxonomy Extension Schema Document.

101 CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101 DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit Number	Description

101 LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101 PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	To be filed by amendment.
+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Good Works Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

++

Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit because such information is both (i) non-material and (ii) would be competitively harmful if publicly disclosed.

+++	Indicates a management contract or compensatory plan.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

•	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

•

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

•	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

•

to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 19th day of March , 2021.

Good Works Acquisition Corp.

By:
Name:	Fred Zeidman
Title:	Co-Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Douglas Wurth and Cary Grossman, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Good Works Acquisition Corp., and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

Fred Zeidman	Co-Chairman, Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Cary Grossman	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021

Doug Wurth	Co-Chairman and Director	, 2021

David Pauker	Director	, 2021

John J. Lendrum, III	Director	, 2021

Tahira Rehmatullah	Director	, 2021

Paul Fratamico	Director	, 2021